As filed with the Securities and Exchange Commission on February 10, 2016

Registration Statement No. 333-207761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GREAT BASIN SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	83-0361454
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2441 South 3850 West

Salt Lake City, UT 84120

(801) 990-1055

(Address and telephone number of registrant’s principal executive offices)

Ryan Ashton

Chief Executive Officer

Great Basin Scientific, Inc.

2441 South 3850 West

Salt Lake City, UT 84120

(801) 990-1055

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Marx Jason Brenkert Dorsey & Whitney LLP 136 South Main Street, Suite 1000 Salt Lake City, Utah 84101-1685 (801) 933-7363	John D. Hogoboom Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (212) 262-6700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The registrant is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Class A Units, each consisting of one share of common stock, par value $0.0001 per share, and one Series E Warrant to purchase one share of common stock	$5,000,625	$503.56
Common stock underlying the Class A Units (2)(3)
Series E Warrants to purchase common stock, underlying the Class A Units (3)(4)
Class B Units, each consisting of one pre-funded Series F Warrant to purchase one share of common stock and one Series E Warrant to purchase one share of common stock	$1,000,125	$100.71
Pre-funded Series F Warrants to purchase common stock underlying the Class B Units (5)
Series E Warrants to purchase common stock underlying the Class B Units (4)(6)
Common stock underlying the pre-funded Series F Warrants (2)(6)
Total	$6,000,750	$604.28(7)

(1)	This amount represents the proposed maximum offering price of the securities reregistered hereunder that may be sold by the registrant. Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Pursuant to Rule 416 under the Securities Act, the shares of common stock registered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.
(3)	Included in the registration fee paid for the Class A Units pursuant to Rule 457(o) and Rule 457(g)
(4)	The Registrant is not registering hereunder the shares of common stock issuable upon exercise of the Series E Warrants
(5)	No registration fee required pursuant to Rule 457(g)
(6)	Included in the registration fee paid for the Class B Units pursuant to Rule 457(o) and Rule 457(g)
(7)	The Registrant previously paid a registration fee of $1,616 in relation to its filing of its initial Registration Statement on Form S-1 (No. 333-207761) on November 3, 2015. The Registrant also paid a remaining registration fee of $1,077.49 in relation to its filing of Amendment No. 1 to its Registration Statement on Form S-1 (333-207761). All registration fees have been previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 10, 2016

23,812,500 Class A Units, Each Consisting of One Share of Common Stock and one Series E Warrant to Purchase One Share of Common Stock

and

4,762,500 Class B Units, Each Consisting of One Pre-funded Series F Warrant to Purchase One Share of Common Stock and one Series E Warrant to Purchase One Share of Common Stock

We are offering up to 23,812,500 Class A Units (the “Class A Units”), each Class A Unit consisting of one share of our common stock, par value $0.0001 (“common stock”) and one Series E Warrant (the “Series E Warrants”) to purchase one share of our common stock. The Class A Units are being offered at an assumed public offering price of $0.21 per Class A Unit, the last reported sale price of our common stock on the NASDAQ Capital Market on February 5, 2016.

We are also offering to those purchasers whose purchase of Class A Units in this offering would result in their beneficial ownership, together with their affiliates and certain related parties, of more than 9.99% of our outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of Class A Units that would result in such ownership of more than 9.99%, up to 4,762,500 Class B Units (the “Class B Units”), with each Class B Unit consisting of one pre-funded Series F Warrant to purchase one share of our common stock (the “Pre-funded Series F Warrants” together with the Series E Warrants, the “Offering Warrants”) and one Series E Warrant. The purchase price for each Class B Unit would equal the per unit public offering price for the Class A Units in this offering less the $0.01 per share exercise price of the Pre-funded Series F Warrant included in the Class B Unit.

The Class A Units and Class B Units will not be issued to purchasers or certificated. Purchasers will receive only shares of common stock, Series E Warrants and Pre-funded Series F Warrants. The common stock, the Series E Warrants and the Pre-funded Series F Warrants may be transferred separately immediately upon issuance.

Each Series E Warrant will have an initial exercise price per share that is not less than 100% of the last reported sale price of our common stock on The NASDAQ Capital Market as of the close of trading immediately prior to the pricing of this offering. We are not registering the shares of common stock issuable from time to time upon exercise of the Series E Warrants offered hereby. The Series E Warrants are exercisable beginning one year and one day from the date of issuance, but only if we have obtained stockholder approval to effect an additional reverse split of our common stock and/or increase our authorized shares of common stock so as to permit the exercise in full of the Series E Warrants, and will expire on the fifth anniversary of the date they first become exercisable.

Each Pre-funded Series F Warrant will be immediately exercisable at an initial exercise price of $0.01 per share. The Pre-funded Series F Warrants will expire on the fifth anniversary of the initial date of issuance. Pre-funded Series F Warrants that expire unexercised will have no further value and the holder of such warrant will lose the pre-funded amount.

We have not made any arrangements to place funds raised in this offering in an escrow, trust or similar account. Any investor who purchases securities in this offering will have no assurance that other purchasers will invest in this offering. Accordingly, if we file for bankruptcy protection or a petition for insolvency bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. We anticipate that the offering will end no later than 15 days after the effective date of the registration statement of which this prospectus is a part, and it will not be extended. In the event the offering is terminated prior to closing, we will return any collected proceeds to investors promptly.

Investors in this financing will be subject to certain lock-up provisions contained in the subscription agreement. See “Description of Offered Securities—Investor Lock-Up Provisions”.

Our common stock is listed on The NASDAQ Capital Market under the symbol “GBSN.” On February 5, 2016, the last reported sales price of our common stock on The NASDAQ Capital Market was $0.21 per share. There is no established trading market for the Offering Warrants and we do not expect active trading market to develop. In addition, we do not intend to list the Offering Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Offering Warrants will be limited. We have applied to the NASDAQ Capital Market for the listing of, (i) the shares of common stock underlying the Class A Units, (ii) the shares of common stock issuable upon the exercise of the Series E Warrants and (iii) the shares of common stock issuable upon the exercise of the Pre-funded Series F Warrants. Listing of such securities will be subject to us fulfilling all the listing requirements of the NASDAQ Capital Market.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our securities involves risks. You should carefully read and consider the “Risk Factors” beginning on page 11 of this prospectus before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Class A Unit	Per Class B Unit	Total
Public offering price
Placement agent fees (1)
Proceeds to us, before expenses

(1)	The placement agent will receive compensation in addition to the cash commission set forth above. See “Plan of Distribution” beginning on page 117 of this prospectus for more information regarding the compensation payable to the placement agent.

We have engaged Roth Capital Partners, LLC to act as our exclusive placement agent in connection with this offering (the “placement agent”). The placement agent is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. The placement agent will engage one or more sub-placement agents or selected dealers to assist with this offering. The placement agent is not purchasing the securities offered by us and is not required to sell any specific number or dollar amount of securities but will assist us in this offering on a commercially reasonable “best efforts” basis. There are no arrangements to place the funds raised in this offering in an escrow, trust or similar account. We have agreed to pay the placement agent a cash fee equal to 5.25% of the gross proceeds from the sale of the Class A and Class B Units. We have also agreed to reimburse the placement agent for its reasonable out-of-pocket expenses up to $125,000. We estimate that the total expenses of this offering, excluding the placement agent fees, will be approximately $350,000 Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. See “Plan of Distribution” beginning on page 117 of this prospectus for more information on this offering and the placement agent arrangements. All costs associated with the registration will be borne by us.

Delivery of the securities offered hereby is expected to be made on or about                      , 2016, subject to the satisfaction of certain conditions.

Roth Capital Partners

The date of this prospectus is                     , 2016

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf. We have not, and the placement agent has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the placement agent is not, making an offer to sell the securities offered hereby in any jurisdiction where the offer is not permitted. The information contained in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any authorized free writing prospectus or the time of issuance or sale of any securities. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus and any free writing prospectus that we have authorized for use in connection with this offering in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of this prospectus entitled “Where You Can Find More Information.”

We are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein

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have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus contains market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and any related free writing prospectus. Accordingly, investors should not place undue reliance on this information.

Our logo and some of our trademarks are used in this prospectus. This prospectus also includes trademarks, tradenames, and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

Unless the context requires otherwise references to “Great Basin Scientific,” “Great Basin”, our “Company,” “we,” “us” or “our” refer to Great Basin Scientific, Inc., a Delaware corporation, doing business as Great Basin Corporation.

Note Regarding Additional Reverse Stock Split

Our board of directors has approved for submission to a vote of our stockholders the grant of authority to the board of directors to amend our certificate of incorporation to effect a reverse split of our common stock, which we refer to as the “Additional Reverse Stock Split”. If our stockholders approve this proposal, our board of directors will have the authority, but not the obligation, to implement the Additional Reverse Stock Split, at any time on a date to be determined by the board of directors, in a ratio of not less than 1-for-20 and not more than 1-for-35, with the final ratio to be determined at the discretion of our board of directors. Under the terms of the Series E Warrants offered hereby, we are obligated to increase our authorized shares of common stock either by effecting a reserve stock split or by increasing our authorized shares of common stock so as to permit the exercise in full of the Series E Warrants. The Additional Reverse Stock Split is intended, in part, to satisfy that obligation. Unless we indicate otherwise, the information in this prospectus does not reflect the pro forma impact of the Additional Reverse Stock Split.

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PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before investing in our securities. You should read the entire prospectus carefully, including the “Risk Factors” section and our financial statements and the notes relating to the financial statements contained in this prospectus, before making an investment decision.

Our Company

We are a molecular diagnostic testing company focused on the development and commercialization of our patented, molecular diagnostic platform designed to test for infectious disease, especially hospital-acquired infections. We believe that small to medium sized hospital laboratories, those under 400 beds, are in need of simpler and more affordable molecular diagnostic testing methods. We market a system that combines both affordability and ease-of-use, when compared to other commercially available molecular testing methods, which we believe will accelerate the adoption of molecular testing in small to medium sized hospitals. Our system includes an analyzer, which we provide for our customers’ use without charge in the United States, and a diagnostic cartridge, which we sell to our customers. For purposes of this prospectus, we use the term “assay(s)” to describe our existing diagnostic test product as well as our diagnostic test products under development. Our testing platform has the capability to identify up to 64 individual targets at one time. If the assay identifies one to three targets, we refer to them as low-plex tests, or tests, and if they identify four or more targets we refer to them as multi-plex panels, or panels. We currently have two commercially available tests, our first for clostridium difficile, or C. diff, which received clearance from the Food and Drug Administration, or FDA, in April 2012 and our second for Group B Strep, which received clearance from the FDA in April 2015 and launched commercially in June 2015. We filed 510(k) applications for two of our tests in the second half of 2015, Staph ID/R and STEC, each of which is currently under review by the FDA. Our customers consist of hospitals, clinics, laboratories and other healthcare providers in the United States, the European Union and New Zealand.

Molecular diagnostic testing generally reduces test time from days to hours compared to culture methods, and typically provides much more accurate results than non-molecular rapid assays. Culture testing utilizes a sample taken from a patient, which is incubated in a culture medium; the operator waits for the microorganisms, if there are any, to grow until they are in large enough quantities to be detected. This method can take days and in some cases requires highly trained laboratory technicians to perform the tests and interpret the results. The accuracy of culture-based methods has been shown to be lower than that of molecular-based approaches. For example, in a multi-arm, multicenter clinical study using our C. diff test, we increased detection sensitivity nearly 20% as compared to the culture-based arm. Molecular testing methods, like our system, utilize technologies to multiply the DNA from a small sample until it can be detected by an automated, visual system. A key difference between our system and other molecular systems is our use of a low-cost, but highly sensitive, semiconductor chip based detection system. This allows us to utilize existing components, for example digital camera components, to provide visual evidence of the result. This provides more accurate answers generally in hours and can be operated by technicians with less extensive training than is required for culture testing. We believe these advantages can lead to shortened hospital stays and improved patient outcomes, resulting in reduced costs for hospitals that implement molecular testing in their labs. We believe this improvement in the time to result and the quality of those results has led to a fast-growing market for molecular diagnostic systems at hospitals. We believe our system is well positioned to meet this need and attract new customers. As of January 31, 2016, we had 222 customers worldwide (201 in the United States and 21 in the rest of the world), who use an aggregate of 453 of our analyzers.

As of January 31, 2016, 21 potential customers were either evaluating our system or were scheduled to do so. During the evaluation period, potential customers utilize our system alongside their current testing method (molecular or non-molecular) and at the end of the evaluation period determine if they are interested in switching to our system, as evidenced by the purchase of our diagnostic tests on a recurring basis, or by remaining with their current testing method. This period, which we refer to as our sales cycle was an average of approximately 60 days in 2014 and the first half of 2015, but shortened to 30 days in the second half of 2015. We believe that the improvement in our sales cycle is due to process improvements we have made in our selling process and increased acceptance by our market of small to medium hospitals of Molecular Diagnostic testing for infectious diseases. Our recent customer and evaluation history is as follows:

	U.S. Customers	Active Evaluations (1)	Scheduled Evaluation
Third Quarter 2014	80	4	1
Fourth Quarter 2014	84	15	28
First Quarter 2015	101	27	25
Second Quarter 2015	115	12	37
Third Quarter 2015	143	13	51
Fourth Quarter 2015	186	11	20
January 31, 2016	201	8	13

(1)	In process at the end of the quarter or month.

We refer to the percentage of customers that elect to switch to our platform and purchase our diagnostic tests after receiving and evaluating our platform as our “win rate.” This is a metric that we use to determine our sales efficiency and our market acceptance. Our win rate calculation is determined without any minimum or recurring purchase threshold. Our win rates over various periods since we launched our C. diff product commercially are as follows:

	Number of Evaluations	Win Rate
Full Year 2013	86	69%
Full Year 2014	49	76%
Full Year 2015	133	86%
Since Commercial Launch (as of December 31, 2015)	272	79%

We believe our platform has the ability to provide small to medium sized hospitals with an easy-to-use, affordable solution when compared to other commercially available sample-to-result molecular testing methods—one that provides accurate results in 45 to 115 minutes depending on the assay—to meet the rapidly evolving needs of providers and their patients.

We formally launched the sale of our C. diff test in the United States in the third quarter of 2012. Since this launch, we have generated limited revenues of $3.9 million as of September 30, 2015, including $1.5 million in the nine months ended September 30, 2015 from the sale of our C. diff test. We have generated substantial losses since inception and have an accumulated deficit of $103.0 million at September 30, 2015. Our auditor included a paragraph in their 2014 audit opinion expressing substantial doubt as to our ability to continue as a going concern due to our cash position and other concerns as disclosed in the footnotes to the audited financial statements.

Our Products and Our Product Candidates

Our FDA Cleared Tests

•	Clostridium Difficile. Our C. diff diagnostic test is our first assay cleared by the FDA for commercial sale. C. diff infections are often life threatening and can create a significant financial burden for hospitals. As a hospital-acquired infection, costs associated with the care of patients with C. diff, including the diagnostic test, are not covered by insurance or Medicaid/Medicare. Hospitals, therefore, directly pay for diagnostic tests to determine if patients have C. diff and are sensitive to the cost of providing these diagnostic tests. An independent peer reviewed paper, published in the American Journal of Infection Control in 2012, highlights a significant reduction in C. diff infection rates when a hospital switched from culture to molecular testing—reducing cost and improving patient outcomes. Therefore, we believe hospitals are converting to molecular testing so that they can quickly, accurately and affordably determine if a patient has C. diff in order to begin appropriate treatment. Our C. diff test is a medical diagnostic for the detection of C. diff, a gram-positive bacteria that causes severe diarrhea and other intestinal disorders. Our test requires minimal sample preparation and can deliver results in under 115 minutes. A swab from loose stool is placed into transfer solution and a portion of this solution is placed into the cartridge. The cartridge is then placed into the analyzer and results are provided to the technician on the monitor and on paper.

•	Group B Strep. Group B Streptococcus, or Group B Strep, is a bacterium that colonizes in the warm moist areas of many humans. Although it is harmless to healthy adults, it can be transmitted to a newborn during childbirth and is the single largest cause of meningitis in newborn infants. We initiated clinical trials of our Group B Strep test during the third quarter of 2014 and completed the clinical trial in the fourth quarter of 2014. We received FDA clearance for our Group B Strep test in April 2015. We launched our Group B Strep test commercially in June 2015.

Our Assays Under Review by the FDA

•	Staphylococcus Identification and Resistance Blood Infection Panel. Our Staphylococcus Identification and Resistance Panel, or Staph ID/R panel, is a multiplex panel that is designed to identify species of Staphylococcus infections directly from positive blood cultures. Staphylococcus aureus, or SA, is a major cause of hospital and community-acquired infections and is associated with high rates of morbidity and mortality. Methicillin-resistant Staphylococcus aureus, or MRSA, is a potentially life-threatening infection that most frequently occurs in the hospital setting. We filed a 510(k) application with the FDA in August 2015 for our Staph ID/R panel. Our Staph ID/R panel is not cleared by the FDA or available for commercial sale.

•	Shiga toxin producing E. coli (STEC). Our STEC test is designed to identify Shiga toxin produced by E. coli, including E. coli O157:H7, which is the most serious type of E. coli contracted from contaminated food. We filed a 510(k) application with the FDA in October 2015 for our STEC test. Our STEC test is not currently cleared by the FDA or available for commercial sale.

Our Assays in Development

•

Staph Aureus Pre-Surgical Screen. Our staph aureus (SA) Pre-Surgical Nasal Screen Test is designed to identify the presence of SA in the nasal passages of a pre-surgical patient. SA often colonizes in the nasal passages and other warm moist areas in healthy humans. Although harmless in most circumstances, the colonization creates increased infection risk to patients undergoing surgery. If approved, hospitals will be able to use our test to identify pre-surgical patients who are SA carriers and treat those patients with topical antibiotics, which has been shown in multiple peer-reviewed studies to significantly reduce the risk of post-surgical infection. We expect to begin the clinical trial for our SA

Pre-Surgical Nasal Screen Test late in the first half of 2016. We expect the trial will include three or four clinical sites that will process approximately 250 samples each. Our SA Pre-surgical Nasal Screen test is not cleared by the FDA or available for commercial sale.

•	Stool Bacterial Pathogenic Panel. According to the Agency for Healthcare Research and Quality, there were nearly five million U.S. hospital visits in 2010 for gastrointestinal distress that suggested food-borne illness. One of the challenges faced by physicians assessing a patient with symptoms of gastrointestinal infection is determining the underlying cause. We expect to begin the clinical trial of our first Stool Bacterial Pathogenic Panel designed to identify Shigella, Salmonella, Camphylobacter, and Shiga toxin producing E. coli (STEC) in the first half of 2016. Our Stool Bacterial Pathogenic Panel is not cleared by the FDA or available for commercial sale.

•	Candida Blood Infection Panel. Fungal bloodstream infections, primarily those caused by Candida species, are the fourth most common cause of bloodstream infection, accounting for 10-15% of health-care infections. Early diagnosis of invasive candidiasis is critical to initiate appropriate antifungal therapy. Delays in appropriate therapeutic choices are associated with significantly increased mortality and treatment costs. We expect to complete the pre-clinical development of our Candida Blood Infection Panel in the second half of 2016. Our Candida Blood Infection panel is not cleared by the FDA or available for commercial sale.

•	Pertussis. Pertussis, also known as whooping cough, is a highly contagious respiratory disease caused by the bacterium Bordetella pertussis. In 2012, there were over 48,000 cases reported in the United States and over 16 million worldwide. We expect to complete the pre-clinical development of our Pertussis test in the first half of 2016. Our Pertussis test is not cleared by the FDA or available for commercial sale.

•	Chlamydia tracomatis / Neisseria gonorrhoeae. Our test for Chlamydia tracomatis and Neisseria gonorrhoeae (CT/NG) is designed to detect two significant sexually transmitted diseases. According to the CDC, there are over 20 million new CT infections each year in the U.S and approximately 330,000 cases of NG. We expect to complete the pre-clinical development of our CT/NG test in the second half of 2016. Our CT/NG test is not cleared by the FDA or available for commercial sale.

Product Markets

We anticipate that the market for the molecular diagnostic tests on which we are focused will increase by more than 12% per year over the next several years. Many factors are driving growth of this market, particularly the accelerating adoption of molecular testing inside the hospital micro-biology lab. Based on published research we believe that fewer than half of all hospitals are currently using molecular testing for their infectious disease testing. More importantly, we believe that a far smaller fraction of all testing done in hospital labs is molecular. We believe that as molecular testing becomes more cost effective, its advantages of faster time to result and higher sensitivity relative to legacy testing methods will lead more and more hospitals to convert to molecular testing.

Our diagnostic assays are currently sold in the United States, Europe and New Zealand. Our primary focus is in the U.S. where we utilize a direct sales and support team. We utilize distributors in certain key European countries and New Zealand. If we decide to increase our efforts internationally we expect they will be augmented by marketing partners and distributors in other strategic areas as we expand internationally.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we intend to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	allowance to provide only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering (our “IPO”); (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you have beneficial ownership. In addition, we have elected to opt-in to the extended transition period for new or revised accounting standards. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Recent Corporate Developments

On December 7, 2015, the Company entered into an Amendment Agreement Number Two (the “Second Amendment Agreement”) with the holders of our Series C Warrants to effect amendments to the Series C Warrants. Pursuant to Section 9 of the Series C Warrants, the amendments are binding on all of the issued and outstanding Series C Warrants effective as of December 7, 2015.

In addition to some administrative changes, the Series C Warrants were amended to provide that if they are not exercised by the end of the business day on January 21, 2016, they will automatically be exchanged for shares of our common stock pursuant to their existing cashless exercise provision and, in the case of holders that would hold more than 4.99% of our issued and outstanding on such date, pre-funded rights convertible, subject to a 4.99% blocker, without additional payment for shares of our common stock equal to the number of shares of common stock above 4.99% to be delivered pursuant to conversion at the end of the business day on January 21, 2016. On January 21, 2016, we announced the expiration and conversion of all outstanding Series C Warrants into shares of common stock.

On December 8, 2015, we held a special meeting (the “Special Meeting”) of our stockholders. At the Special Meeting, the stockholders approved an amendment to the Company’s Seventh Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to effect a reverse stock split of the Company’s common stock at a ratio between 1 to 50 and 1 to 60, such ratio to be determined by the board of directors of the Company (the “Board”), and to reduce the par value of the Company’s common stock from $0.001 to $0.0001 (the “Reverse Stock Split”). Immediately after the Special Meeting, the Board held a meeting and approved the Reverse Stock Split at a ratio of 1 to 60, such Reverse Stock Split went effective at 12:01 am EST on December 11, 2015. Unless we indicate otherwise, the information in this prospectus reflects the impact of the Reverse Stock Split.

On December 30, 2015, we closed a $22.1 million senior secured convertible note financing (the “Note Financing”) pursuant to a Securities Purchase Agreement dated December 28, 2015 (the “SPA”) between the Company and certain buyers as set forth in the Schedule of Buyers attached to the SPA. In connection with the Note Financing we issued $22.1 million aggregate principal amount of senior secured convertible notes (the “Notes”) and Series D common stock purchase warrants exercisable to acquire 3,503,116 shares of common stock (the “Series D Warrants”), which represents 16.6% of the fully-diluted issued and outstanding as calculated pursuant to the SPA. Under the terms of the Notes, we received an initial release from restricted accounts of $4.6 million at the close of the Note Financing. Pursuant to the terms of the Notes, prior to the release from our restricted accounts of the remaining cash purchase price of $13.8 million in subsequent tranches, we must meet certain equity conditions as described therein. Until we meet certain equity conditions outlined in the Notes to receive the remaining cash purchase price of $13.8 million, the remaining amounts will be held in restricted accounts. We consider the cash in the restricted accounts to be assets of the Company permitting us to issue Notes in the aggregate principal amount of $22.1 million. In the event we are unable to meet the equity conditions outlined in the Notes, the cash contained in the restricted accounts will be returned to the holders and the aggregate principal amount of the Notes will be reduced accordingly. See “Description of Certain Indebtedness—Note Financing—Note Equity Conditions” for a summary of the equity conditions set forth in the Notes.

On January 28, 2016, we filed a preliminary proxy statement with the SEC regarding a special meeting of our stockholders to be held on March 4, 2016 (the “Additional Special Meeting”). At the Additional Special Meeting, our stockholders are being asked to approve (1) an amendment to the Certificate of Incorporation to effect the Additional Reverse Stock Split at a ratio between 1-to-20 and 1-to-35 and effective upon a date to be determined by the Board and (2) for purposes of complying with NASDAQ Listing Rule 5635(d), the issuance of shares of our common stock underlying the Notes and related Series D warrants issued by us in the Note Financing without giving effect to the exchange cap in the Notes in an amount that may be equal to or exceed 20% of our common stock outstanding before the issuance of the Notes and related Series D warrants and certain subordination warrants and without giving effect to the exercise price floor of such Series D warrants and subordination warrants (the “NASDAQ 20% Issuance Proposal”). Under the terms of the Series E Warrants offered hereby, we are obligated to increase our authorized shares of common stock either by effecting a reserve stock split or by increasing our authorized shares of common stock so as to permit the exercise in full of the Series E Warrants. The Additional Reverse Stock Split is intended, in part, to satisfy that obligation.

On February 8, 2016, we entered into a settlement agreement with Dawson James Securities, Inc. (“Dawson James”) in relation to a disagreement between us and Dawson James regarding performance under an underwriting agreement between us and Dawson James dated October 8, 2014 (the “Underwriting Agreement”). In settlement of the claims of both us and Dawson related to the Underwriting Agreement and without either party admitting liability, we entered into a consulting agreement with Dawson James pursuant to which Dawson James has agreed to provide us with financial advisory services for the 12-month term of the agreement in consideration of us paying them an aggregate consulting fee of $800,000 (payable $200,000 upon execution of the consulting agreement and $50,000 at the beginning of each month for twelve months beginning on March 2, 2016). Additionally, Dawson James agreed to terminate its right of first refusal under the Underwriting Agreement in consideration of the Company making a one-time payment to Dawson James of $80,000. The parties provided mutual releases of all claims against the other party as of the date of the settlement agreement. Dawson James is not participating in this offering.

February 8, 2016, we and certain of the Buyers holding enough of the Notes and Series D Warrants to constitute the Required Holders Under Section 9 (e) of the securities purchase agreement dated December 28, 2015, related to the Note Financing, entered into an amendment agreement, whereby we and the Buyers agreed to: (i) amend the securities purchase agreement to reduce the number of shares of our common stock we are initially required to reserve for issue upon conversion of the Notes and exercise of the Series D Warrants from 120,000,000 to

85,000,000 from February 8, 2016 until 11:59:59 pm New York Time on March 31, 2016; (ii) amend the securities purchase agreement such that from and after 12:00:00 am New York time on April 1, 2016, the required number of shares of common stock we are required to reserve shall revert back to 120,000,000; (iii) amend the securities purchase agreement, the Notes and the Series D Warrants, to reflect the reduction in the required reserve amount of shares of common stock; (iv) provide that if this offering triggers the anti-diluted provisions in the Notes and results in the required reserve amount under those agreements being higher than the initial required reserve amount of 85,000,000, then the definition of required reserve amount in such agreement is amended to equal the initial required reserve amount from the effective date of the Amendment Agreement until 11:59:59 pm New York Time on March 31, 2016; (v) provide that from and after 12:00:00 am New York time on April 1, 2016, the holders waive any right to contest or otherwise attempt to prevent the issuance of shares of common stock upon the exercise of Pre-Funded Series F Warrants if there is an authorized share failure under the terms of the Notes and Warrants and (vi) amend the securities purchase agreement to extend the time period we have to call a special meeting of our stockholders to vote on certain matters concerning the Notes and Series D Warrants from 65 days after the closing of the Note Financing (March 4, 2016) to 11:59:59 pm New York time on March 31, 2016.

Our Corporate Information

We are a Delaware corporation headquartered in Salt Lake City, Utah that does business as Great Basin Corporation. We were originally incorporated as Diagnostic Micro Arrays, Inc., a Nevada corporation, on June 27, 2003, and we commenced operations in January of 2005. On April 19, 2006, we changed our name to Great Basin Scientific, Inc. On August 12, 2008, we took steps to change our corporate domicile from Nevada to Delaware by forming a Delaware corporation with the same name, Great Basin Scientific, Inc., and merging the Nevada corporation with and into the Delaware corporation. As a result of this merger, the Delaware corporation was the sole surviving entity, continuing operations as Great Basin Scientific, Inc. and doing business as Great Basin Corporation.

Our fiscal year ends December 31 of each year. Our principal executive offices are located at 2441 South 3850 West, Salt Lake City, UT 84120. Our telephone number is (801) 990-1055. Our website address is www.gbscience.com. The information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and should not be considered a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Securities Offered:	Up to 23,812,500 Class A Units based on an assumed public offering price of $0.21 per Class A unit, the last reported sale price of our common stock on the NASDAQ Capital Market on February 5, 2016. Each Class A Unit will consist of one share of our common stock and one Series E Warrant to purchase one share of our common stock.

Each Series E Warrant will have an initial exercise price per share that is not less than 100% of the last reported sale price of our common stock on The NASDAQ Capital Market as of the close of trading immediately prior to the pricing of this offering. The Series E Warrants are exercisable beginning one year and one day from the date of issuance, but only if we have obtained stockholder approval to effect the Additional Reverse Split of our common stock and/or increase our authorized shares of common stock so as to permit the exercise in full of the Series E Warrants, and will expire on the fifth anniversary of the date they first become exercisable. In the event that we are unable to increase our authorized and unreserved shares by the date on which the Series E Warrants initially become exercisable, we will pay holders of Series E Warrants liquidated damages in an aggregate of $1.5 million. See “Description of Offered Securities-Series E Warrants” for a summary of the terms of the Series E Warrants.

We are also offering to those purchasers whose purchase of Class A Units in this offering would result in their beneficial ownership, together with their affiliates and certain related parties, of more than 9.99% of our outstanding common stock following the consummation of this offering, up to 4,762,500 Class B Units based on an assumed public offering price of $0.20 per Class B unit, the last reported sale price of our common stock on the NASDAQ Capital Market on February 5, 2016, less the $0.01 exercise price for the Pre-funded Series F Warrants with each Class B Unit consisting of one Pre-funded Series F Warrant to purchase one share of our common stock and one Series E Warrant to purchase one share of our common stock. Each Pre-funded Series F Warrant will have an exercise price of $0.01 per share, will be exercisable upon issuance and will expire five years from the date of issuance. Pre-funded Series F Warrants that expire unexercised will have no further value and the holder of such warrant will lose the pre-funded amount. See “Description of Offered Securities—Pre-funded Series F Warrants” for a summary of the terms of the Pre-funded Series F Warrants

Lock-up Provisions	The subscription agreement for this offering provides that each investor in this offering and each affiliate (as defined in Rule 405 under the Securities Act) of each investor will not sell for their benefit any of our shares of common stock acquired in this offering for a period of five (5) trading days after the closing of this offering (the “Lock-up Period”).

Further, for fifteen (15) trading days following the end of the Lock-up Period, any investor, either alone or together with its affiliates, that purchased 200,000 shares of our common stock (including any shares of common stock acquirable upon exercise of purchased Pre-Funded Series F Warrants) in this offering will be limited to selling no more shares of common stock acquired in this offering than their pro-rata portion of 30% of our daily trading volume of our common stock on such trading day. The volume restrictions above do not apply to any transaction in our common stock at or above $0.25 per share. The lock-up and volume restrictions can be waived in full at any time by the mutual agreement of the Company and the placement agent. See “Description of Offered Securities— Investor Lock-up Provisions”

Common stock outstanding before this offering (1):	75,031,984 shares of common stock

Common stock to be outstanding immediately after this offering (1) (2):	98,844,484 shares of common stock or 103,606,984 shares of common stock, assuming the full exercise of the Offering Warrants.

Use of Proceeds:	We expect to use the net proceeds from this offering as follows:

(i) approximately $1.5 million in research and development expenses,

(ii) approximately $0.8 million in sales and marketing expenses,

(iii) approximately $0.5 million to manufacture analyzers,

(iv) approximately $0.2 million to expand our manufacturing capacity; and

(vi) the remaining proceeds, if any, will be used for general corporate purposes, including working capital. See “Use of Proceeds” beginning on page 43 for a more complete description of the intended use of proceeds from this offering, including a breakdown of how proceeds will be utilized if less than all of the aggregate proceeds are raised.

Risk Factors:	Investing in our securities is highly speculative. See the “Risk Factors” section beginning on page 11 of this prospectus.

Trading Information:	Our common stock is listed on The NASDAQ Capital Market under the symbol “GBSN.” There is no established trading market for the Offering Warrants and we do not expect active trading market to develop. In addition, we do not intend to list the Offering Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Offering Warrants will be limited.

(1)	The number of shares of our common stock outstanding before and after this offering, as set forth in the table above, is based on 75,031,984 shares of our common stock outstanding as of February 5, 2016 and excludes, as of that date, the following:

•	73,080 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $215.78 per share;

•	4,961 shares of our common stock issuable upon conversion of the Series E Convertible Preferred stock;

•	563,651 shares of our common stock issuable upon the delivery of the expired Series C Warrants that were mandatorily exercised on January 21, 2016 but not yet delivered to the Company;

•	13,253 shares of our common stock issuable upon exercise of stock options;

•	11,945,946 shares of our common stock issuable upon the conversion of the Notes (based on the current conversion price of $1.85);

•	3,503,116 shares of our common stock issuable upon the exercise of the Series D Warrants; and

•	105,516 shares of common stock issuable upon exercise of warrants issued as consideration for subordination of existing debt to the Notes (“Subordination Warrants”).

Unless otherwise indicated, all information in this prospectus:

•	has been adjusted to give effect to the Reverse Stock Split effected on December 11, 2015;

•	assumes no exercise of any outstanding options or warrants to purchase our common stock;

•	has not been adjusted to give effect to the potential Additional Reverse Stock Split; and

•	assumes no conversion of our outstanding shares of Series E Convertible Preferred Stock or Notes.

RISK FACTORS

An investment in the Securities involves a high degree of risk. Before you invest in the Securities, you should give careful consideration to the following risk factors, in addition to the other information included in this prospectus, including our financial statements and related notes incorporated by reference herein. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Financial Position and Need for Additional Capital

We expect that we will need substantial additional funding to expand our commercialization efforts for our C. diff and Group B Strep assay and other new assays.

Molecular diagnostic development, which includes research and development, pre-clinical and human clinical trials, is a time-consuming and expensive process that takes years to complete. We expect that our expenses will increase substantially as we move new assays through human clinical trials, seek regulatory approvals, and pursue development of additional innovations. If we obtain marketing approval for the diagnostic tests that we develop, license, or acquire, we expect to incur significant commercialization expenses related to regulatory compliance requirements, sales and marketing, manufacturing and distribution. Net loss for the nine months ended September 30, 2015 and 2014, and the twelve months ended December 31, 2014 and 2013 was approximately $39.0 million, $23.2 million, $21.7 million and $9.6 million, respectively. As of September 30, 2015 and December 31, 2014, we had an accumulated deficit of $103.0 million and $64.0 million, respectively. As discussed in Note 3 to the audited financial statements, our recurring operating losses from operations and our need for additional sources of capital to fund our ongoing operations raise substantial doubt about our ability to continue as a going concern. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue our development and commercialization of our platform and seek regulatory approval for additional assays. Accordingly, our ability to continue as a going concern depends on our ability to obtain additional financing to fund our operations and there can be no assurance that additional financing will be available to us or that such financing, if available, will be available on favorable terms. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

We expect that we will need additional funding to manufacturer analyzers to be used by potential customers during the sales evaluation phase.

Our potential customers evaluate the performance of our products through the use of analyzers that we manufacture and provide at no cost. Our ability to grow our customer base depends upon our ability to obtain additional financing to fund the manufacturing of analyzers to deliver to such potential customers.

Our inability to raise capital on acceptable terms in the future may cause us to delay, diminish, or curtail certain operational activities, including research and development activities, clinical trials, sales and marketing, and other operations, in order to reduce costs and sustain the business, and such inability would have a material adverse effect on our business and financial condition.

We expect capital outlays and operating expenditures to increase over the next several years as we work to expand our commercial activities, expand our development activities, conduct clinical trials, expand manufacturing operations and expand our infrastructure. We may need to raise additional capital to, among other things:

•	fund clinical trials and pre-clinical trials for our assays under development as requested or required by regulatory agencies;

•	sustain commercialization of our C. diff and Group B Strep assays and assays under development or review by the FDA;

•	expand and automate our manufacturing capabilities and reduce our cost of sales;

•	increase our sales and marketing efforts to drive market adoption and address competitive developments;

•	finance capital expenditures and our general and administrative expenses;

•	develop new assays;

•	maintain, expand and protect our intellectual property portfolio;

•	add operational, financial and management information systems; and

•	hire additional research and development, quality control, scientific, and general and administrative personnel.

Our present and future funding requirements will depend on many factors, including but not limited to:

•	the progress and timing of our clinical trials;

•	the level of research and development investment required to maintain and improve our technology position;

•	the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, if any;

•	our efforts to acquire or license complementary technologies or acquire complementary businesses;

•	changes in product development plans needed to address any difficulties in commercialization or changing market conditions;

•	competing technological and market developments;

•	changes in regulatory policies or laws that may affect our operations; and

•	changes in physician acceptance or medical society recommendations that may affect commercial efforts.

We may not be able to continue to operate as a going concern.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements. Our ability to continue as a going concern is contingent upon, among other factors, the sale of Securities in this offering or obtaining alternate financing. We cannot provide any assurance that we will be able to raise additional capital. If we are unable to secure additional capital, we may be required to curtail our business plans and initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations.

Raising additional capital may cause dilution to our existing stockholders, and restrict our operations or require us to relinquish certain intellectual property rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, licensing arrangements and grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. A failure to obtain adequate funds may cause us to curtail certain operational activities, including research and development, regulatory trials, sales and marketing, and manufacturing operations, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of our current and future service providers, manufacturers, suppliers, hospitals and other medical facilities, our third party payors, and other partners could be negatively affected by these difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2014, we had federal income tax net operating loss, or NOL, carryforwards of approximately $51.8 million and state income tax NOL carryforwards of approximately $32.5 million. These NOL carryforwards, if not previously used, will begin to expire in 2023. We believe that we have experienced a shift in our stock ownership within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, or under applicable state tax laws that currently subject our NOL carryforwards to an annual limitation. As a result, if we earn net taxable income in the future, the limitations on our ability to use our NOL carryforwards to reduce U.S. federal and state tax liabilities could potentially result in increased future tax liability to us.

We have not performed an evaluation of our internal control over financial reporting.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. We have identified a material weakness in our internal control over financial reporting relating to the processes and controls to properly identify and account for transactions of a complex or non-routine nature. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements.

Risks Related to Our Business and Industry

We have a limited commercial history upon which to base our prospects, have not generated profits and do not expect to generate profits for the foreseeable future. We may never achieve or sustain profitability.

We began operations in January 2005, and we have a limited operating history. We have not earned significant revenue to date and do not expect to earn significant revenue in the near future. We had a net loss of $39.0 million, $23.2 million, $21.7 million and $9.6 million in the nine month period ended September 30, 2015, the nine month period ended September 30, 2014, the twelve month period ending December 31, 2014 and the twelve month period ending December 31, 2013, respectively. Our accumulated deficit was $103.0 million, $64.0 million and $42.3 million as of September 30, 2015, December 31, 2014 and December 31, 2013, respectively. Potential investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of developing new diagnostic tests, establishing or entering new markets, organizing operations and marketing procedures. The likelihood of our success must be considered in light of these risks, expenses, complications and delays, and the competitive environment in which we operate. There is, therefore, nothing at this time upon which to base an assumption that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the start-up nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. As discussed in Note 3 to the audited financial statements, our recurring operating losses from operations and our need for additional sources of capital to fund our ongoing operations raise substantial doubt about our ability to continue as a going concern. Any investment in our Company is therefore highly speculative and could result in the loss of your entire investment.

Our near-term success is dependent upon our ability to expand our customer base.

Our current customer base is composed of hospitals and testing laboratories that use our C. diff and Group B Strep assays. Our success will depend, in part, upon our ability to expand our customer base. Attracting new customers requires substantial time and expense. Any failure to expand our existing customer base would adversely affect our operating results. Many factors could affect the market acceptance and commercial success of our assays, including:

•	our ability to convince our potential customers of the advantages and economic value of our analyzers and assays over competing technologies and diagnostic assays;

•	the breadth of our assay menu relative to competitors;

•	changes to policies, procedures or currently accepted best practices in clinical diagnostics;

•	the extent and success of our marketing and sales efforts;

•	our ability to manufacture analyzers for use by potential customers during the sales evaluation phase; and

•	our ability to manufacture our commercial diagnostic cartridges and meet demand in a timely fashion.

If we cannot successfully develop, maintain, commercialize, or obtain regulatory approvals for new and existing diagnostic assays, our financial results will be harmed and our ability to compete will be harmed.

Our financial performance depends in part upon our ability to successfully develop and market new assays in a rapidly changing technological and economic environment, and to maintain and successfully commercialize previously cleared assays. If we fail to successfully introduce new assays or do not maintain approval for previously FDA-cleared assays, we could lose customers and market share. We could also lose market share if our competitors introduce new assays or technologies that render our assays less competitive or obsolete. In addition, delays in the introduction of new assays due to regulatory, developmental or other obstacles could negatively impact our revenue and market share, as well as our earnings. Factors that can influence our ability to introduce new assays, the timing associated with new product approvals and commercial success of these assays include:

•	the scope of and progress made in our research and development activities;

•	our ability to successfully initiate and complete clinical trial studies;

•	timely expansion of our menu of assays;

•	the results of clinical trials needed to support any regulatory approvals of our assays;

•	our ability to obtain and maintain requisite FDA or other regulatory clearances or approvals for our assays on a timely basis;

•	demand for the new assays we introduce;

•	product offerings from our competitors; and

•	the functionality of new assays that address market requirements and customer demands.

We are subject to many laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our assays for C. diff, Group B Strep, Staph ID/R and STEC and any assays that we develop and commercialize in the future are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our assays. In particular, FDA regulations govern activities such as product development, product testing, product labeling, product storage, premarket clearance or approval, manufacturing, advertising, promotion, product sales, reporting of certain product failures and distribution. Our assays will require 510(k) clearance from the FDA prior to marketing. Clinical trials are required to support a 510(k) submission.

We may be unable to obtain marketing clearance for our assays in development. If such approval is obtained, it may:

•	take a significant amount of time;

•	require the expenditure of substantial resources;

•	involve stringent clinical and pre-clinical testing;

•	involve modifications, repairs, or replacements of our assays; and/or

•	result in limitations on the proposed uses of our assays.

Our facilities are subject to periodic inspection by the FDA and foreign regulatory agencies and conformance to the FDA’s Quality System Regulation (the “QSR”) and current Good Manufacturing Practice requirements, as well as applicable foreign or international standards. The results of these inspections can include inspectional observations regarding potential violations of the Food, Drug and Cosmetic Act (the “FDCA”) and related laws, warning letters, restrictions on medical device sales and other forms of enforcement.

Since 2009, the FDA has significantly increased its oversight of companies subject to its regulations, including medical device companies, by hiring new investigators and stepping up inspections of manufacturing facilities. The FDA has recently also significantly increased the number of warning letters issued to companies. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, refuse to grant pending pre-market approval applications or require certificates of foreign governments for exports, and/or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions on a company-wide basis, enjoin and restrain certain violations of applicable law pertaining to medical devices and assess civil or criminal penalties against our officers, employees or us. The FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our diagnostic tests.

Foreign governmental regulations have become increasingly stringent and more common, and we may become subject to more rigorous regulation by foreign governmental authorities in the future. Penalties for a company’s non-compliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and criminal sanctions. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on us.

Our current and potential customers in the United States and elsewhere may also be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

The life sciences industry is highly competitive and subject to rapid technological change. If our competitors and potential competitors develop superior assays and technologies, our competitive position and results of operations would suffer.

We face intense competition from a number of companies that offer assays in our target markets, many of which have substantially greater financial resources and larger, more established marketing, sales and service operations than we do. The life sciences industry is characterized by rapid and continuous technological innovation. We may need to develop new technologies for our existing product and our assays to be competitive. One or more of our current or future competitors could render our existing products or assays under development obsolete or uneconomical by technological advances. We may also encounter other problems in the process of delivering new assays to the marketplace, such as problems related to FDA clearance or regulations, design, development or manufacturing of such assays, and as a result we may be unsuccessful in selling such assays. Our future success depends on our ability to compete effectively against current technologies, as well as to respond effectively to technological advances by developing and marketing assays that are competitive in the continually changing technological landscape.

If our assays do not perform as expected or the reliability of the technology on which our assays are based is questioned, we could experience delayed or reduced market acceptance of our assays, increased costs and damage to our reputation.

Our success depends on the market’s confidence that we can provide reliable, high-quality analyzers and diagnostic cartridges. We believe that customers in our target markets are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our assays or technologies may be impaired if our assays fail to perform as expected or our assays are perceived as difficult to use. Despite quality control testing, defects or errors could occur in our assays or technologies.

In the future, if our assays experience a material defect or error, this could result in loss or delay of revenues, delayed market acceptance, product recalls, damaged reputation, diversion of development resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Such defects or errors could also prompt us to amend certain warning labels or narrow the scope of the use of our assays, either of which could hinder our success in the market. Even after any underlying concerns or problems are resolved, any widespread concerns regarding our technology or any manufacturing defects or performance errors in our assays could result in lost revenue, delayed market acceptance, damaged reputation, increased service and warranty costs and claims against us.

If our international distributor relationships are not successful, our ability to market and sell our assays will be harmed and our financial performance will be adversely affected.

Outside of the United States, we depend on relationships with distributors for the marketing and sales of our assays in various geographic regions, and we have a limited ability to influence their efforts. Relying on distributors for our sales and marketing could harm our business for various reasons, including:

•	agreements with distributors may terminate prematurely due to disagreements or may result in litigation between the partners;

•	our distributors may not devote sufficient resources to the sale of our assays;

•	our distributors may be unsuccessful in marketing our assays; and

•	we may not be able to negotiate future distributor agreements on acceptable terms.

If any of our products, or the malfunctioning of our products, causes or contributes to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device were to recur. If we fail to report these events to the FDA within the required timeframes, or at all, FDA could take enforcement action against us. Any such adverse event involving our assays could also result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Our assays may in the future be subject to product recalls. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, including a third-country authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. The FDA requires that certain classifications of recalls be reported to the FDA within ten working days after the recall is initiated. A government-mandated or voluntary recall by us or one of our international distributors could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our assays would divert managerial and financial resources and have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be subject to liability claims, be required to bear other costs, or take other actions that may have a negative impact on our future sales and our ability to generate profits. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA or another third-country competent authority. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA or another third-country competent authority. If the FDA disagrees with our determinations, it could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they occur.

We are also required to follow detailed recordkeeping requirements for all Company-initiated medical device corrections and removals. In addition, in December 2012, the FDA issued a draft guidance intended to assist the FDA and industry in distinguishing medical device recalls from product enhancements. Per the guidance, if any change or group of changes to a device that addresses a violation of the FDCA, that change would generally constitute a medical device recall and require submission of a recall report to the FDA.

If we become subject to claims relating to improper handling, storage or disposal of hazardous materials, we could incur significant cost and time to comply.

Our research and development processes involve the controlled storage, use and disposal of hazardous materials, including biological hazardous materials. We are subject to foreign, federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act in the United States. OSHA or the EPA may adopt additional regulations in the future that may affect our research and development programs. The risk of accidental contamination or injury from hazardous materials cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our workers’ compensation insurance. We may not be able to maintain insurance on acceptable terms, if at all.

Our diagnostic cartridges have not been manufactured on a high volume scale and are subject to unforeseen scale-up risks.

Although we have developed a process to manufacture diagnostic cartridges for our current volume of sales, there can be no assurance that we can manufacture our diagnostic cartridges at a scale that is adequate for our future commercial needs. We may face significant or unforeseen difficulties in manufacturing our diagnostic cartridges, including but not limited to:

•	technical issues relating to manufacturing components of our diagnostic cartridges on a high volume commercial scale at reasonable cost, and in a reasonable time frame;

•	difficulty meeting demand or timing requirements for orders due to excessive costs or lack of capacity for part or all of an operation or process;

•	lack of skilled labor or unexpected increases in labor costs needed to produce or maintain our analyzers or perform certain required operations;

•	changes in government regulations or in quality or other requirements that lead to additional manufacturing costs or an inability to supply product in a timely manner, if at all; and

•	increases in raw material or component supply cost or an inability to obtain supplies of certain critical supplies needed to complete our manufacturing processes.

These and other difficulties may only become apparent when scaling up to the manufacturing process of our diagnostic cartridges to a more substantive commercial scale. If our diagnostic cartridges cannot be manufactured in sufficient commercial quantities or manufacturing is delayed, our future prospects could be significantly impacted and our financial prospects would be materially harmed.

We or our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We may encounter unforeseen situations in the manufacturing of our diagnostic cartridges that could result in delays or shortfalls in our production. Our suppliers may also face similar delays or shortfalls. In addition, our or our suppliers’ production processes may have to change to accommodate any significant future expansion of our manufacturing capacity, which may increase our or our suppliers’ manufacturing costs, delay production of our diagnostic cartridges, reduce our product gross margin and adversely impact our business. If we are unable to satisfy demand for our diagnostic cartridges by successfully manufacturing and shipping our diagnostic cartridges in a timely manner, our revenue could be impaired, market acceptance for our assays could be adversely affected and our customers might instead purchase our competitors’ assays. In addition, developing manufacturing procedures for assays under development may require developing specific production processes for those assays. Developing such processes could be time consuming and any unexpected difficulty in doing so can delay the introduction of a product.

We are dependent on single source suppliers for some of the components and materials used in our assays, and supply chain interruptions could negatively impact our operations and financial performance.

Our assays are manufactured by us and we obtain supplies from a limited number of suppliers. In some cases, critical components required to manufacture our assays may only be available from a sole supplier or limited number of suppliers, any of whom would be difficult to replace. The supply of any of our manufacturing materials may be interrupted because of poor vendor performance or other events outside our control, which may require us, among other things, to identify alternate vendors and result in lost sales and increased expenses. Even if the manufacturing materials that we source are available from other parties, the time and effort involved in validating the new supplies and obtaining any necessary regulatory approvals for substitutes could impede our ability to replace such components in a timely manner or at all.

We expect to rely on third parties to conduct studies of our assays under development that will be required by the FDA or other regulatory authorities and those third parties may not perform satisfactorily.

We do not have the ability to independently conduct the field trial studies or other studies that may be required to obtain FDA and other regulatory clearances or approvals for our assays. Accordingly, we expect to rely on third parties, such as independent testing laboratories and hospitals, to conduct such studies. Our reliance on these third parties will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. We cannot control whether they devote sufficient time, skill and resources to our studies. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for additional assays.

Any clinical trials that we may conduct may not begin on time, or at all, may not be completed on schedule, or at all, or may be more expensive than we expect, which could prevent or delay regulatory approval of our assays or impair our financial position.

The commencement or completion of any clinical trials that we may conduct may be delayed or halted for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities suspend or place on hold a clinical trial, or do not approve a clinical trial protocol or a clinical trial;

•	the data and safety monitoring committee or applicable hospital institutional ethics review board recommends that a trial be placed on hold or suspended;

•	fewer patients meet our clinical study criteria and our enrollment rate is lower than we expected;

•	clinical trial sites decide not to participate or cease participation in a clinical trial;

•	third-party clinical investigators do not perform our clinical trials on schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	we fail regulatory inspections of our manufacturing facilities requiring us to undertake corrective action or suspend or terminate our clinical trials;

•	interim results of the clinical trial are inconclusive or negative;

•	pre-clinical or clinical data are interpreted by third parties in unanticipated ways; or

•	our trial design is inadequate to demonstrate safety and/or efficacy.

Our clinical trial costs will increase if we have material delays in those trials or if we need to perform more or larger trials than planned. Adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel an entire program. Should our clinical development plan be delayed, this could have a material adverse effect on our operations and financial condition.

Product liability claims could adversely impact our financial condition and our earnings and impair our reputation.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices. Device failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks or product-related information with respect to our assays could result in an unsafe condition regarding, injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims or a recall of, or safety alert relating to, one or more of our assays. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers for our assays.

Healthcare policy changes, including U.S. healthcare reform legislation signed in 2010, may have a material adverse effect on us.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or PPACA, were signed into law. The legislation imposes a 2.3% excise tax on medical device manufacturers. This significant tax burden on our industry could have a material, negative impact on our results of operations and our cash flows. Other elements of this legislation, such as comparative effectiveness research, an independent payment advisory board, payment system reforms, including shared savings pilots, and other provisions, could meaningfully change the way healthcare is developed and delivered, and may materially impact numerous aspects of our business.

Adverse changes in reimbursement policies and procedures by payors may impact our ability to market and sell our assays that are subject to reimbursement.

Healthcare costs have risen significantly over the past decade, and there have been and continue to be proposals by legislators, regulators and third-party payors to decrease costs. Third-party payors are increasingly challenging the prices charged for medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. For example, the PPACA, among other things, reduced and/or limited Medicare reimbursement to certain providers. The Budget Control

Act of 2011, as amended by subsequent legislation, further reduces Medicare’s payments to providers by 2 percent through fiscal year 2024. These reductions may reduce providers’ revenues or profits, which could affect their ability to purchase new technologies. Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Legislation could be adopted in the future that limits payments for our products from governmental payors. In addition, commercial payors such as insurance companies, could adopt similar policies that limit reimbursement for medical device manufacturers’ products. Therefore, we cannot be certain that those of our assays that will be subject to reimbursement will be reimbursed at a cost-effective level. We face similar risks relating to adverse changes in reimbursement procedures and policies in other countries where we market or intend to market our assays. Reimbursement and healthcare payment systems vary significantly among international markets. Our inability to obtain international reimbursement approval, or any adverse changes in the reimbursement policies of foreign payors, could negatively affect our ability to sell our assays and have a material adverse effect on our business and financial condition.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

Many healthcare industry companies, including healthcare systems, are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for diagnostic tests. If we are forced to reduce our prices because of consolidation in the healthcare industry, our projected revenues would decrease and our earnings, financial condition, and/or cash flows would suffer.

If we or our distributors do not comply with the U.S. federal and state fraud and abuse laws, including anti-kickback laws for any products approved in the U.S., or with similar foreign laws where we market our products, we could face significant liability.

There are numerous United States federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws, false claims, and physician transparency laws. Our relationships with physicians and surgeons, hospitals and our independent distributors are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including significant fines, damages and monetary penalties and in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

•	the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward the purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•	federal civil False Claims Act prohibits, among other things, knowingly presenting, or causing to be presented, claims for payment of government funds that are false or fraudulent or knowingly making, using or causing to be made or used a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology and Clinical Health Act of 2009, which, among other things, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	HIPAA also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

•	the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections;

•	the federal Foreign Corrupt Practices Act of 1997, which makes it illegal to offer or provide money or anything of value to officials of foreign governments, foreign political parties, or international organizations with the intent to obtain or retain business or seek a business advantage; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians. Some states, such as California, Massachusetts, Nevada, and Vermont mandate implementation of commercial compliance programs and/or impose restrictions on device manufacturer marketing practices and tracking and reporting of gifts, compensation and other remuneration to physicians.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from federal healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, has recently increased its scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. In addition, settlements with the DOJ or other law enforcement agencies have forced healthcare providers to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could have a material adverse effect on our reputation, business and financial condition.

Many foreign countries have enacted similar laws addressing fraud and abuse in the healthcare sector. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance requirements in multiple jurisdictions increases the possibility that we may run afoul of one or more of the requirements.

The implementation of the reporting and disclosure obligations of the Physician Payments Sunshine Act/Open Payments provisions of the Health Care Reform Law could adversely affect our business upon commercialization of our product in the U.S.

The federal Physician Payments Sunshine Act, being implemented as the Open Payments Program, requires device manufacturers to engage in extensive tracking of payments and other transfers of value made to physicians and teaching hospitals, as well as physician ownership and investment interests, and public reporting of such data to the Centers for Medicare and Medicaid Services annually. Although we have and expect to continue to have substantially compliant programs and controls in place to comply with the Physician Payments Sunshine Act requirements and similar state and foreign laws, our compliance with the Physician Payments Sunshine Act and similar state and foreign transparency laws imposes additional costs on us. Additionally, failure to comply with the Physician Payment Sunshine Act or similar state or foreign laws may subject us to monetary penalties.

Our ability to compete depends on our ability to attract and retain talented employees.

Our future success depends on our ability to identify, attract, train, integrate and retain highly qualified technical, development, sales and marketing, managerial and administrative personnel. Competition for highly skilled individuals is extremely intense and we face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. If we fail to identify, attract, train, integrate and retain highly qualified and motivated personnel, our reputation could suffer and our business, financial condition and results of operations could be adversely affected.

Our future success also depends on the continued service and performance of our senior management team. The replacement of members of our senior management team likely would involve significant time and costs, and the loss of any these individuals may delay or prevent the achievement of our business objectives.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our financial condition and results of operations.

We are subject to income taxes as well as non-income based taxes in both the United States and various foreign jurisdictions. Changes in existing tax laws, treaties, regulations or policies or the interpretation or enforcement thereof, or the enactment or adoption of new tax laws, treaties, regulations or policies could materially impact our effective tax rate.

If we do not achieve, sustain or successfully manage our anticipated growth, our business and prospects will be harmed.

If we are unable to obtain or sustain adequate revenue growth, our financial results could suffer. Furthermore, significant growth will place strains on our management and our operational and financial systems and processes and our operating costs may escalate even faster than planned. If we cannot effectively manage our expanding operations and our costs, we may not be able to grow effectively or we may grow at a slower pace. Additionally, if we do not successfully forecast the timing of regulatory authorization for our additional tests, marketing and subsequent demand for our diagnostic tests or manage our anticipated expenses accordingly, our operating results will be harmed.

Our revenue, results of operations and cash flows may suffer upon the loss of a significant customer.

We have one large customer that generates a significant amount of our revenue. Our largest customer accounted for 10.9% of our revenue for the twelve months ended December 31, 2014. The loss of any significant customer or a significant reduction in the amount of product ordered by any such customer would adversely affect our revenue, results of operations, and cash flows.

Other companies or institutions have commercial assays or may develop and market novel or improved methods for infectious disease diagnostics, which may make our diagnostic platform less competitive or obsolete.

The market for diagnostics is large and established, and our competitors may possess significantly greater financial resources and have larger development and commercialization capabilities than we do. We may be unable to compete effectively against these competitors either because their diagnostic platforms are superior or because they may have more expertise, experience, financial resources or stronger business relationships.

Demand for our assays depends in part on the operating budgets and hospital-acquired infection rates of our customers, a reduction in which could limit demand for our assays and adversely affect our business.

In the near term, we expect that our revenue will be derived primarily from sales of our C. diff and Group B Strep assays to hospitals. The demand for our assays will depend in part upon the prevalence of C. diff and Group B Strep at the hospitals of these customers and impacted by other factors beyond our control, such as:

•	global macroeconomic conditions;

•	total bed days;

•	changes in the regulatory environment;

•	differences in budgetary cycles;

•	market-driven pressures to consolidate operations and reduce costs; and

•	market acceptance of new technologies.

Our operating results may fluctuate due to reductions and delays in expenditures by our customers. Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of operating expenditures, could materially and adversely affect our business, operating results and financial condition.

New technologies, techniques or assays could emerge that might offer better combinations of price and performance than our current C. diff and Group B Strep assays or future assays and analyzers.

It is critical to our success that we anticipate changes in technology and customer requirements and to successfully introduce, on a timely and cost-effective basis, new, enhanced and competitive technologies that meet the needs of current and prospective customers. If we do not successfully innovate and introduce new technology into our product lines or manage the transitions to new product offerings, our revenues, results of operations and business will be adversely impacted. Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved diagnostic tests and as new companies enter the market with new technologies.

Due to our fixed overhead costs and the depreciation of our analyzers at customer sites included in cost of sales and the costs associated with our current hand-build cartridge manufacturing process we have in the past experienced substantial negative gross margins. We will need to increase our sales volumes significantly and automate our cartridge manufacturing process in order to achieve profitability.

We had negative gross margins of 120.2%, 137.8%, 146.9% and 187.4% during the nine months ended September 30, 2015 and 2014, and the twelve months ended December 31, 2014 and 2013, respectively. The components of our cost of sales include cost of materials, supplies, labor for manufacturing, equipment and facility expenses associated with manufacturing. Facility expenses include allocated overhead comprised of rent, equipment depreciation and utilities. Due to our fixed overhead costs we will continue to experience negative gross margins unless and until we are able to significantly increase our sales volume. In addition, we currently hand-build our diagnostic cartridges. We are working to automate portions of our manufacturing and assembly process, which we believe will reduce our cartridge manufacturing costs. However, there is no assurance that we will be successful in automating our manufacturing process, and our failure to do so will materially limit our ability to reduce our cost of sales in the future.

If we experience a significant disruption in our information technology systems or if we fail to implement new systems and software successfully, our business could be adversely affected.

We depend on information systems to manufacture products, process orders, manage inventory, process shipments to customers and respond to customer inquiries. If we were to experience a prolonged disruption in the information technology systems that involve our interactions with customers and suppliers, it could result in the loss of sales and customers, which could adversely affect our business.

Risks Related to Intellectual Property

The extent to which we can protect our business and technologies through intellectual property rights that we own, acquire or license is uncertain.

We employ a variety of proprietary and patented technologies and methods in connection with the assays that we sell or are developing. We license some of these technologies from third parties. We cannot provide any assurance that the intellectual property rights that we own or license provide effective protection from competitive threats or that we would prevail in any litigation in which our intellectual property rights are challenged. In addition, we may not be successful in obtaining new proprietary or patented technologies or methods in the future, whether through acquiring ownership or through licenses from third parties.

Our currently pending or future patent applications may not result in issued patents, and we cannot predict how long it may take for a patent to issue on any of our pending patent applications, assuming a patent does issue.

Other parties may challenge patents issued or exclusively licensed to us, or courts or administrative agencies may hold our patents or the patents we license on an exclusive basis to be invalid or unenforceable. We may not be successful in defending challenges made against our patents and other intellectual property rights. Any third-party challenge to any of our patents could result in the unenforceability or invalidity of some or all of the claims of such patents and could be time consuming and expensive.

The extent to which the patent rights of life sciences companies effectively protect their diagnostic tests and technologies is often highly uncertain and involves complex legal and factual questions for which important legal principles remain unresolved.

No consistent policy regarding the proper scope of allowable claims of patents held by life sciences companies has emerged to date in the United States. Various courts, including the U.S. Supreme Court, have rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to diagnostic tests or genomic diagnostic testing. These decisions generally stand for the proposition that inventions that recite laws of nature are not themselves patentable unless they have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize a law of nature itself. What constitutes a “sufficient” additional feature for this purpose is uncertain. Although we do not generally rely on gene sequence patents, this evolving case law in the United States may adversely impact our ability to obtain new patents and may facilitate third-party challenges to our existing owned and exclusively licensed patents.

We cannot predict the breadth of claims that may be allowed or enforced in patents we own or in those to which we have exclusive license rights. For example:

•	the inventor(s) named in one or more of our patents or patent applications might not have been the first to have made the relevant invention;

•	the inventor (or his assignee) might not have been the first to file a patent application for the claimed invention;

•	others may independently develop similar or alternative diagnostic tests and technologies or may successfully replicate our product and technologies;

•	it is possible that the patents we own or in which have exclusive license rights may not provide us with any competitive advantages or may be challenged by third parties and found to be invalid or unenforceable;

•	any patents we obtain or exclusively license may expire before, or within a limited time period after, the assays and services relating to such patents are commercialized;

•	we may not develop or acquire additional proprietary assays and technologies that are patentable; and

•	others may acquire patents that could be asserted against us in a manner that could have an adverse effect on our business.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property rights.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The U.S. Patent and Trademark Office, or USPTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, including the first-to-file provisions in particular, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned and licensed patent applications and the enforcement or defense of issued patents that we own or license, all of which could have a material adverse effect on our business and financial condition.

Patent applications in the United States and many foreign jurisdictions are not published until at least eighteen months after filing and it is possible for a patent application filed in the United States to be maintained in secrecy until a patent issues on the application. In addition, publications in the scientific literature often lag behind actual discoveries. We therefore cannot be certain that others have not filed patent applications that cover inventions that are the subject of pending applications that we own or exclusively license or that we were the first to invent the technology (if filed prior to the Leahy-Smith Act) or first to file (if filed after the Leahy-Smith Act). Our competitors may have filed, and may in the future file, patent applications covering technology that is similar to or the same as our technology. Any such patent application may have priority over patent applications that we own and, if a patent issues on such patent application, we could be required to obtain a license to such patent in order to carry on our business. If another party has filed a U.S. patent application covering an invention that is similar to, or the same as, an invention that we own, we may have to participate in an interference or other proceeding in the USPTO or a court to determine priority of invention in the United States, for applications and patents made prior to the enactment of the Leahy-Smith Act. For applications and patents made following the enactment of the Leahy-Smith Act, we may have to participate in a derivation proceeding to resolve disputes relating to inventorship. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in our inability to obtain or retain any U.S. patent rights with respect to such invention.

In addition, the laws of foreign jurisdictions may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. Moreover, the USPTO might require that the term of a patent issuing from a pending patent application be disclaimed and limited to the term of another patent that is commonly owned or names a common inventor. As a result, the issuance, scope, validity, term, enforceability and commercial value of our patent rights are highly uncertain.

The patent prosecution process is expensive and time-consuming, is highly uncertain and involves complex legal and factual questions. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and product candidates. We seek to protect our proprietary position by filing in the United States and in certain foreign jurisdictions patent applications related to our novel technologies and product candidates that are important to our business.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. In addition, we may not pursue or obtain patent protection in all major markets. Moreover, in some circumstances, we may not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. In some circumstances, our licensors may have the right to enforce the licensed patents without our involvement or consent, or to decide not to enforce or to allow us to enforce the licensed patents. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If any of our licensors fail to maintain such patents, or lose rights to those patents, the rights that we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected.

Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. In particular, during prosecution of any patent application, the issuance of any patents based on the application may depend upon our ability to generate additional nonclinical or clinical data that support the patentability of our proposed claims. We may not be able to generate sufficient additional data on a timely basis, or at all. Moreover, changes in either the patent laws or interpretation of the patent laws in the United States or other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission or proceeding could reduce the scope of, or invalidate, our patent rights; allow third parties to commercialize our technology or products and compete directly with us, without payment to us; or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned and licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Obtaining and maintaining our patent protection depends upon compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent prosecution process and following the issuance of a patent. There are situations in which noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case if our patent were in force.

Our intellectual property rights may not be sufficient to protect our competitive position and to prevent others from manufacturing, using or selling competing assays.

The scope of our owned and exclusively licensed intellectual property rights may not be sufficient to prevent others from manufacturing, using or selling competing assays. Competitors could purchase our product and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies and thereby avoid infringing our intellectual property rights. If our intellectual property is not sufficient to effectively prevent our competitors from developing and selling similar diagnostic tests, our competitive position and our business could be adversely affected.

Our platform depends on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from manufacturing our assays.

We rely on licenses to various proprietary technologies that are material to our business, including the development of certain future assays. We have entered into non-exclusive licenses with Biohelix Corp., or Biohelix, a subsidiary of Quidel Corporation and a license with Integrated DNA Technologies, Inc. that has certain exclusive and non-exclusive fields. Our rights to use these technologies will be subject to the continuation of and our compliance with the terms of those licenses.

We may become involved in disputes relating to our intellectual property rights, and may need to resort to litigation in order to defend and enforce our intellectual property rights.

Extensive litigation regarding patents and other intellectual property rights has been common in the medical diagnostic testing industry. Litigation may be necessary to assert infringement claims, protect trade secrets or know-how and determine the enforceability, scope and validity of certain proprietary rights. Litigation may even be necessary to resolve disputes of inventorship or ownership of proprietary rights. The defense and prosecution of intellectual property lawsuits, USPTO interference or derivation proceedings and related legal and administrative proceedings (e.g., a re-examination) in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time consuming to pursue, and their outcome is uncertain.

Even if we prevail in such a proceeding in which we assert our intellectual property rights against third parties, the remedy we obtain may not be commercially meaningful or adequately compensate us for any damages we may have suffered. If we do not prevail in such a proceeding, our patents could potentially be declared to be invalid, unenforceable or narrowed in scope, or we could otherwise lose valuable intellectual property rights. Similar proceedings involving the intellectual property we exclusively license could also have an impact on our business. Further, if any of our other owned or exclusively licensed patents are declared invalid, unenforceable or narrowed in scope, our competitive position could be adversely affected.

We could face claims that our activities or the manufacture, use or sale of our assays infringe the intellectual property rights of others, which could cause us to pay damages or licensing fees and limit our ability to sell some or all of our assays and services.

Our research, development and commercialization activities may infringe or be claimed to infringe patents or other intellectual property rights owned by other parties of which we may be unaware because the relevant patent applications may have been filed but not yet published. Certain of our competitors and other companies have substantial patent portfolios, and may attempt to use patent litigation as a means to obtain a competitive advantage or to extract licensing revenue. In addition to patent infringement claims, we may also be subject to other claims relating to the violation of intellectual property rights, such as claims that we have misappropriated trade secrets or infringed third party trademarks. The risks of being involved in such litigation may also increase as we gain greater visibility as a public company and as we gain commercial acceptance of our diagnostic tests and move into new markets and applications for our assays.

Regardless of merit or outcome, our involvement in any litigation, interference or other administrative proceedings could cause us to incur substantial expense and could significantly divert the efforts of our technical and management personnel. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our share price to decline. An adverse determination, or any actions we take or agreements we enter into in order to resolve or avoid disputes, may subject us to the loss of our proprietary position or to significant liabilities, or require us to seek licenses that may include substantial cost and ongoing royalties. Licenses may not be available from third parties, or may not be obtainable on satisfactory terms. An adverse determination or a failure to obtain necessary licenses may restrict or prevent us from manufacturing and selling our diagnostic tests and offering our services. These outcomes could materially harm our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property outside of the United States.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to medical devices, diagnostic testing and biotechnology, which could make it difficult for us to stop the infringement of our patents and for licensors, if they were to seek to do so, to stop infringement of patents that are licensed to us. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Additionally, prosecuting and maintaining intellectual property (particularly patent) rights are very costly endeavors, and for these and other reasons we may not pursue or obtain patent protection in all major markets. We do not know whether legal and government fees will increase substantially and therefore are unable to predict whether cost may factor into our global intellectual property strategy.

In addition to the risks associated with patent rights, the laws in some foreign jurisdictions may not provide protection for our trade secrets and other intellectual property. If our trade secrets or other intellectual property are misappropriated in foreign jurisdictions, we may be without adequate remedies to address these issues. Additionally, we also rely on confidentiality and assignment of invention agreements to protect our intellectual property in foreign jurisdictions. These agreements may provide for contractual remedies in the event of misappropriation, but we do not know to what extent, if any, these agreements, and any remedies for their breach, will be enforced by a foreign court. If our intellectual property is misappropriated or infringed upon and an adequate remedy is not available, our future prospects will likely diminish. The sale of diagnostic tests that infringe our intellectual property rights, particularly if such diagnostic tests are offered at a lower cost, could negatively impact our ability to achieve commercial success and may materially and adversely harm our business.

Our failure to secure trademark registrations could adversely affect our business and our ability to market our assays and product candidates.

Our trademark applications in the United States and any other jurisdictions where we may file may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in corresponding foreign agencies, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our applications and/or registrations, and our applications and/or registrations may not survive such proceedings. Failure to secure such trademark registrations in the United States and in foreign jurisdictions could adversely affect our business and our ability to market our diagnostic tests and product candidates.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information, or the misappropriation of the intellectual property we regard as our own.

We rely on trade secrets to protect our proprietary know how and technological advances, particularly where we do not believe patent protection is appropriate or obtainable. Nevertheless, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, third party contractors, third party collaborators and other advisors to protect our trade secrets and other proprietary information. These agreements generally require that the other party to the agreement keep confidential and not disclose to third parties all confidential information developed by us or made known to the other party by us during the course of the other party’s relationship with us. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to seek to pursue a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. Further, courts outside the United States may be less willing to protect trade secrets. In addition, others may independently discover our trade secrets and proprietary information and therefore be free to use such trade secrets and proprietary information. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. In addition, our trade secrets and proprietary information may be misappropriated as a result of breaches of our electronic or physical security systems in which case we may have no legal recourse. Failure to obtain, or maintain, trade secret protection could enable competitors to use our proprietary information to develop assays that compete with our assays or cause additional, material adverse effects upon our competitive business position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in our industry, we employ individuals who were previously employed at other companies in our industry or in related industries, including our competitors or potential competitors. We may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Owning our Common Stock and Other Securities

The price of our common stock may fluctuate substantially.

The market price of our common stock has been and may continue to be subject to wide fluctuation in response to various factors, some of which are beyond our control. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

•	sales of our common stock by our stockholders, executives, and directors;

•	volatility and limitations in trading volumes of our shares of common stock or units;

•	fluctuations in our results of operations;

•	our ability to enter new markets;

•	actual or unanticipated fluctuations in our annual and quarterly financial results;

•	issuance of common stock to settle the Series C Warrants on cashless exercise;

•	our ability to obtain financings to continue and expand our commercial activities, expand our manufacturing operations, conduct and complete research and development activities including, but not limited to, our human clinical trials, and other business activities;

•	our ability to secure resources and the necessary personnel to continue and expand our commercial activities, develop additional assays, conduct clinical trials and gain approval for our additional assays on our desired schedule;

•	commencement, enrollment or results of our clinical trials of our assays or any future clinical trials we may conduct;

•	changes in the development status of our assays;

•	any delays or adverse developments or perceived adverse developments with respect to the FDA’s review of our planned clinical trials;

•	any delay in our submission for studies or test approvals or adverse regulatory decisions, including failure to receive regulatory approval for our assays;

•	our announcements or our competitors’ announcements regarding new assays, enhancements, significant contracts, acquisitions or strategic investments;

•	unanticipated safety concerns related to our assays;

•	failures to meet external expectations or management guidance;

•	changes in our capital structure or dividend policy, including as a result of future issuances of securities and sales of large blocks of common stock by our stockholders;

•	our cash position;

•	announcements and events surrounding financing efforts, including debt and equity securities;

•	our inability to enter into new markets or develop new assays;

•	reputational issues;

•	competition from existing technologies and assays or new technologies and assays that may emerge;

•	announcements of acquisitions, partnerships, collaborations, joint ventures, new assays, capital commitments, or other events by us or our competitors;

•	changes in general economic, political and market conditions in any of the regions in which we conduct our business;

•	changes in industry conditions or perceptions;

•	changes in valuations of similar companies or groups of companies;

•	analyst research reports, recommendations and changes in recommendations, price targets and withdrawals of coverage;

•	departures and additions of key personnel;

•	disputes and litigations related to intellectual properties, proprietary rights and contractual obligations;

•	changes in applicable laws, rules, regulations, or accounting practices and other dynamics;

•	announcements or actions taken by our principal stockholders; and

•	other events or factors, many of which may be out of our control.

In addition, if any of the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Certain of our outstanding warrants have anti-dilution provisions triggered by the issuance of shares of common stock and securities exercisable for shares of our common stock at prices below the then current exercise prices for such warrants, likely including the issuance of securities under this offering, pursuant to which the exercise price of such warrants will be adjusted downward and could make it more likely that such warrants are exercised and dilute our current stockholders.

The exercise price for each of the Class A Warrants, Class B Warrants, Series D Warrants and Subordination Warrants is subject to adjustment in the event we issue common stock or securities convertible into common stock at a price lower than the then-current exercise price. The exercise price of the Series B Warrants is subject to adjustment in the event we issue common stock or securities convertible into common stock at a price lower than the current market price. See “Description of Capital Stock – Warrants”.

If we issue shares of common stock or securities exercisable or convertible for shares of common stock that trigger these provisions, then the exercise price for these warrants will be reduced according to their provisions, in most cases, to the per share price of the triggering transaction. This is likely to include the issuance of securities under this offering. A reduction in the exercise price of these warrants will make it more likely that they are exercised resulting in further dilution to our then current stockholders.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including expanding research and development, funding clinical trials, purchasing of capital equipment, hiring new personnel, commercializing our diagnostic tests, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

“Penny stock” rules may make buying or selling our securities difficult, which may make our stock less liquid and make it harder for investors to buy and sell our securities.

If at any time in the future our shares of common stock are not listed for trading by NASDAQ and begin to trade on an over-the-counter market such as the Over-the-Counter Bulletin Board or any quotation system maintained by OTC Markets, Inc., trading in our securities will be subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The Securities and Exchange Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

We have received a delisting notice from The NASDAQ Stock Market. Our common stock may be involuntarily delisted from trading on The NASDAQ Capital Market if we fail to regain compliance with the minimum closing bid price requirement of $1.00 per share and the minimum value of listed securities of $35 million. A delisting of our common stock is likely to reduce the liquidity of our common stock and may inhibit or preclude our ability to raise additional financing and may also materially and adversely impact our credit terms with our vendors.

The quantitative listing standards of The NASDAQ Stock Market, or NASDAQ, require, among other things, that listed companies maintain a minimum closing bid price of $1.00 per share and maintain a minimum value of listed securities of $35 million. We failed to satisfy these thresholds for 30 consecutive trading days and on October 14, 2015, we received a letter from NASDAQ indicating our deficiencies and that we have been provided an initial period of 180 calendar days, or until April 11, 2016, in which to regain compliance.

If we do not regain compliance with the minimum bid price requirement within the 180-day grace period, we may be eligible to receive an additional 180-day grace period; provided that we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, including the minimum market value of listed securities of $35 million and we provide written notice of our intention to cure the bid price deficiency during the second 180-day grace period, by effecting a reverse stock split, if necessary. This additional 180-day grace period does not apply to our deficiency regarding the minimum value of listed securities.

If we do not regain compliance, the NASDAQ staff will provide written notice that our common stock is subject to delisting. Given the increased market volatility, the challenging environment in our industry and our lack of liquidity, we may be unable to regain compliance with the closing bid price requirement and minimum value of listed securities within the 180-day grace period. A delisting of our common stock is likely to reduce the liquidity of our common stock and may inhibit or preclude our ability to raise additional financing and may make it difficult for our stockholders to sell any securities if they desire or need to sell them.

We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

We have elected to use the extended transition periods for complying with new or revised accounting standards.

We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transaction period provided in Section 7(a)(2)(B). As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. This risk is especially relevant for us due to our dependence on positive clinical trial outcomes and regulatory approvals of our diagnostic tests. In the past, life science companies have experienced significant stock price volatility, particularly when associated with binary events such as clinical trials and product approvals. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and results in a decline in the market price of our common stock.

Our management is required to devote substantial time to compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a newly formed entity. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and NASDAQ, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

Provisions of our Certificate of Incorporation, as amended, our Amended and Restated Bylaws and Delaware law could make an acquisition of our Company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the current members of our board of directors and management.

Certain provisions of our Certificate of Incorporation, as amended, or our Certificate, and our Amended and Restated Bylaws (our “Bylaws”), could discourage, delay or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove members of our board of directors. These provisions also could limit the price that investors might be willing to pay in the future for our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions:

•	establish a classified board of directors, such that not all members of the board of directors may be elected at one time;

•	authorize our board of directors to issue without stockholder approval up to 5,000,000 shares of preferred stock, the rights of which will be determined at the discretion of the board of directors that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting or by written consent of the stockholders if such action has been earlier approved by the board of directors;

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings; and

•	require the approval of the holders of at least sixty percent of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our Certificate and at least two-thirds of the outstanding voting stock to amend certain provisions of our Bylaws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of the voting rights on our common stock, from merging or combining with us for a prescribed period of time.

Risks Associated with our Proposed Additional Reverse Stock Split

Our stockholders are being asked to approve a proposal to authorize our board of directors to effect an additional reverse stock split of our common stock. There are risks associated with a reverse stock split, if it is effected.

Our stockholders are being asked to approve a proposal to effect a reverse stock split of our issued and outstanding common stock, if our board of directors, in its discretion, determines to effect a reverse stock split, by a ratio of not less than 1-for-20 and not more than 1-for-35 at any time as determined by the board of directors, with the exact ratio to be set at a whole number within this range as determined by the board of directors in its sole discretion, referred to as the “Additional Reverse Stock Split.” If our stockholders approve such proposal, we expect to effect a 1-for-20 to 1-for-35 reverse stock split of our issued and outstanding common stock. However, the board of directors reserves the right to elect to abandon and not effect the Additional Reverse Stock Split if it determines, in its sole discretion, that effecting the Additional Reverse Stock Split is not in the best interests of our Company and our stockholders. If we implement the Additional Reverse Stock Split we will be subject to certain risks associated with it, including the following:

•

We would have additional authorized shares of common stock that the board of directors could issue in future without stockholder approval, and such additional shares could be issued, among other purposes, in financing transactions or to resist or frustrate a third-party transaction that is favored by a majority of the independent stockholders. This could have ananti-takeover effect, in that additional shares could be issued, within the limits imposed by applicable law, in one or more transactions that could make a change in control or takeover of us more difficult.

•	There can be no assurance that the Additional Reverse Stock Split, if completed, will achieve the benefits that we hope it will achieve. The total market capitalization of our common stock after the Additional Reverse Stock Split may be lower than the total market capitalization before the Additional Reverse Stock Split.

We intend to effect a 1-for-20 to 1-for-35 Additional Reverse Stock Split of our outstanding common stock prior to the date of this prospectus. However, the Additional Reverse Stock Split may not increase our stock price sufficiently and we may not be able to list our common stock on the NASDAQ Capital Market.

We expect that a 1-for-20 to 1-for-35 Additional Reverse Stock Split of our outstanding common stock will increase the market price of our common stock so that we will be able to meet the minimum bid price requirement of the Listing Rules of the NASDAQ Capital Market. However, the effect of a reverse stock split upon the market price of our common stock cannot be predicted with certainty, and the results of reverse stock splits by companies in similar circumstances have been varied. It is possible that the market price of our common stock following the Additional Reverse Stock Split will not permit us to be in compliance with the applicable minimum bid or price requirements. For example, although we effected the Reverse Stock Split on December 11, 2015, it was not sufficient to permit us to maintain compliance with NASDAQ’s $1.00 minimum bid requirement. If we are unable meet the minimum bid or price requirements, we may be unable to list our shares on the NASDAQ Capital Market,

Even if the Additional Reverse Stock Split achieves the requisite increase in the market price of our common stock, we cannot assure you that we will be able to continue to comply with the minimum bid price requirement of the NASDAQ Capital Market.

Even if the Additional Reverse Stock Split achieves the requisite increase in the market price of our common stock to be in compliance with the minimum bid price of the NASDAQ Capital Market, or whichever exchange on which we list our common stock, there can be no assurance that the market price of our common stock following the Additional Reverse Stock Split will remain at the level required for continuing compliance with that requirement. It is not uncommon for the market price of a company’s common stock to decline in the period following a reverse stock split. If the market price of our common stock declines following the effectuation of the Additional Reverse Stock Split, the percentage decline may be greater than would occur in the absence of the Additional Reverse Stock Split. In any event, other factors unrelated to the number of shares of our common stock outstanding, such as negative financial or operational results, could adversely affect the market price of our common stock and jeopardize our ability to meet or maintain the minimum bid price requirement of whichever exchange on which our common stock is listed. For example, although we effected the Reverse Stock Split on December 11, 2015, it was not sufficient to permit us to maintain compliance with NASDAQ’s $1.00 minimum bid requirement. In addition to specific listing and maintenance standards, the NASDAQ Capital Market has broad discretionary authority over the initial and continued listing of securities, which it could exercise with respect to the listing of our common stock.

Even if the Additional Reverse Stock Split increases the market price of our common stock, there can be no assurance that we will be able to comply with other continued listing standards of the NASDAQ Capital Market.

Even if the market price of our common stock increases sufficiently so that we comply with the minimum bid price requirement, we cannot assure you that we will be able to comply with the other standards that we are required to meet in order to maintain a listing of our common stock on the NASDAQ Capital Market. Even if we effect the Additional Reverse Stock Split, we may still be subject to delisting if we fail to meet the minimum value of listed securities requirement by April 11, 2016. Our failure to meet these requirements may result in our common stock being delisted from such exchange, irrespective of our compliance with the applicable minimum bid price requirement.

Risks Related to the Note Financing

Our obligations to the holders of our Notes are secured by a security interest in substantially all of our assets, so if we default on those obligations, the convertible note holders could foreclose on our assets.

Our obligations under the Notes and the transaction documents relating to the Notes are secured by a security interest in substantially all of our assets. As a result, if we default under our obligations under the Notes or the transaction documents, the holders of the Notes, acting through their appointed agent, could foreclose on their security interests and liquidate some or all of these assets, which would harm our business, financial condition and results of operations and could require us to reduce or cease operations.

The holders of the Notes have certain additional rights upon an event of default under the Notes which could harm our business, financial condition and results of operations and could require us to reduce or cease or operations.

Under the Notes, the holders have certain rights upon an event of default. Such rights include (i) the remaining principal amount of the Notes bearing interest at a rate of 10% per annum, (ii) during the event of default the conversion price being adjusted to the lowest of (a) the conversion price then in effect, (b) 75% of the lowest weighted average price of the common stock during the 30 consecutive trading day period ending on the trading day immediately preceding the date of the event of default conversion and (c) 75% of the weighted average price of the common stock on the date of the applicable event of default conversion, and (iii) the holder having the right to demand redemption of all or a portion of the Notes, as described below. At any time after certain notice requirements for an event of default are triggered, a holder of Notes may require us to redeem all or any portion of the Note by delivering written notice. Each portion of the Note subject to redemption would be redeemed by us in cash by wire transfer of immediately available funds at a price equal to the greater of (x) 125% of the conversion amount being redeemed and (y) the product of (A) the conversion amount being redeemed and (B) the quotient determined by dividing (I) the greatest closing price of the shares of common stock during the period beginning on the date immediately preceding such event of default and ending on the date the holder delivers the redemption notice, by (II) the lowest conversion price in effect during such period. We may not have sufficient funds to settle the redemption price and, as described above, this could trigger rights under the security interest granted to the holders and result in the foreclosure of their security interests and liquidation of some or all of our assets.

The exercise of any of these rights upon an event of default could substantially harm our financial condition and force us to reduce or cease operations.

As part of the Note Financing, we are required to repay the principal on the Notes in twelve (12) equal installments in cash or shares of common stock and we are required to issue shares upon the exercise of the Series D Warrants. The issuance of shares of our common stock pursuant to the Notes and related Series D Warrants may result in significant dilution to our stockholders.

Our stockholders may experience significant dilution as a result of shares of our common stock issued pursuant to the Notes and related Series D Warrants. Under the Notes and related Series D Warrants, we are required to have reserved or have designated for future issuance a number of shares of common stock necessary to effect the conversion of the Notes and the exercise of the Series D Warrants, subject to potential future anti-dilution adjustments. Currently, that reservation amount is 120,000,000 shares of common stock. The price at which the Company will convert the installment amounts into common stock is equal to the lowest of (i) the then prevailing conversion price, (ii) initially 80% of the arithmetic average and (ii) after nine months from closing, 85% of the arithmetic average, in each case of the lower of (i) the three lowest daily weighted average prices of the common stock during the twenty (20) consecutive trading day period ending on the trading day immediately preceding the installment date and (iii) the weighted average price of the common stock on the trading day immediately preceding the installment date, subject in all cases to a floor price of $0.20.

For conversions at the election of the holder, at the current conversion rate of $1.85 for such conversions, the $22.1 million in principal amount of Notes would be convertible into 11,945,946 shares of our common stock, representing 16.0% dilution to current stockholders based on 75,031,984 shares of common stock issued and outstanding on February 5, 2016. For conversions in relation to the amortization payments on the Notes, if all amortization payments are made at the conversion floor price of $0.20 per share, then we could potentially issue up to a maximum of approximately 110,500,000 shares of our common stock representing 147.3% dilution to current stockholders based on 75,031,984 shares of Common Stock issued and outstanding on February 5, 2016.

Further, we issued Series D Warrants issuable to acquire 16.6% of our issued and outstanding shares of common stock on a fully-diluted basis, which are subject to a one time reset on December 31, 2016 to 16.6% of our fully diluted shares of common stock on that date. Although we have the option to settle the principal payments on the Notes in cash and certain conversion and exercise restrictions are placed upon the holders of the Notes and Series D Warrants, the issuance of material amounts of common stock by us would cause our stockholders to experience significant dilution in their investment in our Company.

The Notes have anti-dilution provisions triggered by the issuance of shares of common stock and securities exercisable for shares of our common stock at prices below the then current conversion price for the Notes, likely including the issuance of securities under this offering, pursuant to which the conversion price of the Notes will be adjusted downward and could make it more likely that such Notes are converted by the holders diluting our current stockholders and requiring that we reserve more shares for issuance under the Notes, which could create an authorized share failure under the terms of the Notes.

The conversion price of the Notes, currently $1.85, is subject to reduction upon us issuing shares of our common stock or securities exercisable or convertible for shares of our common stock at a per share price below the then current conversion price. In such case, the conversion price is reduced to be equal to the lowest per share price in the triggering issuance. This is likely to include the securities being issued in this offering. A reduction in the conversion price of the Notes will make it more likely that they are converted resulting in further dilution to our then current stockholders.

Further, we are required pursuant to the terms of the securities purchase agreement pursuant to which we issued the Notes and under the terms of the Notes to maintain 120,000,000 shares of common stock as an initial reserve amount for issuance of shares upon conversion of the Notes and exercise of the related Series D Warrants. Further, we are required to reserve any additional amount of shares of common stock above the initial reserve requirement as may be necessary to settle the conversion of all the outstanding Notes and exercise of all the outstanding Series D Warrants.

Pursuant to an amendment agreement to the securities purchase agreement, the Notes and the Series D Warrants, the amount of required initial reserve has been temporarily reduced to 85,000,000 shares of common stock until 11:59:59 pm New York time on March 31, 2016 and the amount of required reserve has been fixed to be no higher than the reduced initial reserve requirement also until 11:59:59 pm New York time on March 31, 2016. Thereafter, beginning at 12:00:00 am New York time on April 1, 2016, the provisions of the securities purchase agreement, Notes and Series D Warrants will revert to their initial provisions and the minimum number of shares we will be required to reserve pursuant to the Notes will revert to 120,000,000 shares of common stock.

The amendment agreement also provides that in relation to initial reserve requirement and the required reserve amount under the securities purchase agreement, the Notes and the Warrants, the issuance of shares of common stock upon exercise of Pre-funded Series F Warrants under this offering shall not be deemed to have been in violation of such requirements.

Due to the expiration on April 1, 2016 of the above reductions in the required number of shares of common stock to be reserved by the Company, if the Company has not increased its authorized shares of common stock by April 1, 2016, including through the approval and implementation of the Additional Reverse Stock Split, then there will likely be an authorized share failure under the terms of the Notes and Series D Warrants. Upon occurrence of such authorized share failure the Company will have seventy-five (75) days to call a special meeting of stockholders to cure the authorized share failure. If the Company cannot cure the authorized share failure or is otherwise unable to issue shares of common stock upon conversion of the Notes or exercise of the Series D Warrants, the Company will be required to settle such obligations in cash amounts as calculated pursuant to the terms of those securities.

Additional Risks Related to this Offering

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

Investors purchasing securities in this offering will incur immediate and substantial dilution in net tangible book value per share. Assuming a public offering price of $0.21 per Class A Unit and $0.21 (including and assuming the exercise of the Pre-funded Series F Warrants underlying the Class B Units) per Class B Unit (the last reported sale price of our common stock on the NASDAQ Capital Market on February 5, 2016), purchasers of Class A Units and Class B Units will effectively incur dilution of $0.04 per share in the net tangible book value of their purchased shares. To the extent that any of the Offering Warrants are ultimately exercised, you will sustain further dilution. In addition, in the past, we issued options, warrants and other convertible securities to acquire shares of common stock and may need to do so in the future to support our operations. The conversion of our outstanding notes is mandatory. To the extent options and/or warrants are ultimately exercised, you will sustain future dilution. See “Dilution” on page 46 of this prospectus for a discussion of the dilution you may incur in connection with this offering.

There is no public market for the Offering Warrants.

There is no established trading market for the Offering Warrants and we do not expect active trading market to develop. In addition, we do not intend to list the Offering Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Offering Warrants will be limited.

Purchasers of our Offering Warrants will not have rights of common stock shareholders until such Offering Warrants are exercised.

The Offering Warrants being offered do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price for a limited period of time.

We are required to increase our authorized shares of common stock no later than one year from the date we issue the Series E Warrants. If we fail to do so, we are required to pay $1.5 million in liquidated damages. The Series E Warrants will not be exercisable if we are unable effect the increase in our authorized shares of common stock.

Pursuant to the terms of the Series E Warrants we are offering, we are obligated to obtained stockholder approval to effect the Additional Reverse Split of our common stock and/or increase our authorized shares of common stock so as to permit the exercise in full of the Series E Warrants no later than one year from the date we issue the Series E Warrants. If we are unable to obtain the required stockholder approval by the first anniversary of the issuance of the Series E Warrants, we will be required to pay liquidated damages of $1.5 million, which could have a negative effect on our business and harm the market price of our common stock. The Series E Warrants will not be exercisable if we are unable to obtain such approval.

You will be unable to exercise the Series E Warrants under certain circumstances.

The Series E Warrants will not be exercisable if we do not obtain stockholder approval to effect the Additional Reverse Split of our common stock and/or increase our authorized shares of common stock so as to permit the exercise in full of the Series E Warrants. Even if we obtain such approval, the Series E Warrants may only be exercised if such exercise is separately registered under the Securities Act or an exemption therefrom exists. If we are unable to register the shares issuable upon exercise of the Series E Warrants or an exemption therefrom is not available, the Series E Warrants will not be exercisable. In no event may the Series E Warrants be net cash settled.

We will have broad discretion over the use of the net proceeds of this offering.

We currently intend to allocate the net proceeds received from this offering as described under “Use of Proceeds” on page 40 of this prospectus. However, management will have broad discretion in the actual application of the net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if management believes it would be in our best interests to do so. Furthermore, as at the date hereof, we have no definitive plans for the expenditure of certain net proceeds of this offering and there can be no assurance as to how such funds may be expended. Certain of the net proceeds of this offering, including corporate general and administrative expenses and exploration/development, are currently unallocated and as such may be expended at the discretion of our management. Accordingly, although such allocations are based on the current expectation of our management, there may be circumstances where, for business reasons, a reallocation of funds may be necessary, as may be determined at our discretion. Our shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

The subscription agreement for this offering contains lock-up provisions that will prevent purchasers of securities in this offering from selling shares of our common stock and may result in a loss of investment.

The subscription agreement for this offering to be executed by each purchaser in this offering contains terms which restrict the ability of a purchaser in this offering from selling our shares of common stock acquired in this offering. All purchasers in this offering are subject to a 5-trading-day lock-up during which they and their affiliates agree not the sell any of our shares of common stock acquired in this offering.

Further, for fifteen (15) trading days following the end of the Lock-up Period, any investor, either alone or together with its affiliates, that purchased 200,000 shares of our common stock (including any shares of common stock acquirable upon exercise of purchased Pre-Funded Series F Warrants) in this offering will be limited to selling no more shares of our common stock acquired in this offering than their pro-rata portion of 30% of the daily trading volume of the common stock on such trading day.

The volume restrictions do not apply to any transaction in our common stock at or above $0.25 per share. The lock-up and volume restrictions can be waived in full at any time by the mutual agreement of the company and the placement agent.

If our stock price decreases following this offering during the lock-up period, any purchaser in this offering will not be able to sell shares of common stock into the market and may lose the value of their investment in the common stock if our stock price does not recover. Further, purchasers subject to the volume restrictions after the lock-up period can only sell limited quantities of shares of common stock and therefore may be unable to prevent a loss on investment if our stock price continues to decline.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Prospectus Summary,” “Use of Proceeds,” “Risk Factors,” “Management Discussion and Analysis of Financial Condition and Result of Operations,” and “Business” sections. In some cases, you can identify these forward- looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our expectation that for the foreseeable future, substantially all of our revenue will be derived from sales of our C. diff and Group B Strep diagnostic tests;

•	our ability to expand our sales and marketing capabilities to increase demand for C. diff, Group B Strep and any other diagnostic tests we may develop and gain approval for;

•	our ability to develop additional revenue opportunities, including new diagnostic tests;

•	the timing of regulatory submissions;

•	our ability to maintain regulatory approval of our current diagnostic test and to obtain and maintain regulatory approval for any other diagnostic test we may develop;

•	approvals for clinical trials may be delayed or withheld by regulatory agencies;

•	pre-clinical and clinical studies may not be successful or confirm earlier results or may not meet expectations, regulatory requirements or performance thresholds for commercial success;

•	risks relating to the timing and costs of clinical trials and other expenses;

•	management and employee operations and execution risks;

•	loss of key personnel;

•	competition in the markets we serve;

•	our ability to manufacture our C. diff, Group B Strep and other diagnostic tests we may develop at sufficient volumes to meet customer needs;

•	our ability to reduce the cost to manufacture our C. diff, Group B Strep and other diagnostic tests;

•	risks related to market acceptance of diagnostic tests;

•	intellectual property risks;

•	assumptions regarding the size of the available market, benefits of our diagnostic tests, product pricing and timing of product launches;

•	our ability to fund our working capital requirements;

•	risks associated with the uncertainty of future financial results;

•	risks associated with this offering;

•	risks related to our proposed Additional Reverse Stock Split;

•	risks related to our outstanding Notes and Series D Warrants;

•	risks associated with raising additional capital when needed and at reasonable terms; and

•	risks associated with our reliance on third party suppliers and other organizations that provide goods and services to us.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward looking statements. You should read this prospectus with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. Except as required by law, we undertake no obligation to update publicly any forward looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

We qualify all of our forward looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $5.3 million, assuming the sale of 23,812,500 Class A Units at an assumed public offering price of $0.21 per Class A Unit (the last reported sale price of our common stock on the NASDAQ Capital Market on February 5, 2016) and 4,762,500 Class B Units at an assumed public offering price of $0.21 per Class B Unit (the Class A Unit price less $0.01 and including and assuming the exercise of all of the Pre-funded Series F Warrants underlying the Class B Units at $0.01 per share), after deducting estimated placement agent fees and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the Series E Warrants. We will receive additional proceeds from any cash exercise of the Series E Warrants offered by this prospectus. We cannot provide any assurance as to the amount or timing of receipt of any additional proceeds from exercise of the Offering Warrants.

An $0.02 increase (decrease) in the assumed public offering price of $0.21 per Class A Unit, and corresponding changes in the public offering price of the Class B Units, would increase (decrease) the expected net cash proceeds of the offering to us by approximately $0.5 million, assuming the aggregate number of Class A Units and Class B Units sold remains the same. An increase (decrease) of 1,000,000 in the assumed aggregate number of the Class A Units and Class B Units sold in this offering would increase (decrease) the expected net cash proceeds of the offering to us by approximately $0.2 million, assuming that the assumed public offering price for each such security remains the same.

We expect the net proceeds from this offering will allow us to fund our operations for up to 12 months following the closing of the offering, including the completion of our planned clinical trials and filing with the FDA new diagnostic tests. We intend to use the net proceeds from this offering as reflected in the following use of proceeds tables. The use of proceeds table assumes that we raise 10%, 50% or 100% of the securities offered in this offering:

	10%	50%	100%
Research and Development	100,000	1,000,000	1,500,000
Sales and Marketing	75,000	500,000	750,000
Manufacturing Analyzers for Customers	-	250,000	500,000
Automation of Manufacturing Facility and increasing Manufacturing Capacity	-	-	200,000
General Corporate Purposes	44,000	743,000	2,385,000
Total	219,000	2,493,000	5,335,000

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from clinical trials of additional trials and the continued market acceptance of our C. diff test and Group B Strep test. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding before we reach profitability. Although certain proceeds of this offering will be used for clinical and regulatory development of our diagnostic tests, we may need to raise additional proceeds to complete the clinical and regulatory development of these diagnostic tests. We anticipate any additional funds necessary to complete clinical and regulatory development of these diagnostic tests, if any, would be sought through a later public offering of debt or equity or from existing investors.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

MARKET PRICE HISTORY

Market Information

Our common stock is currently listed on the NASDAQ Capital Market under the symbol “GBSN.”

The following table contains, for the periods indicated, the intraday high and low sale prices per share of our common stock. Prior to the date of our IPO, there was no public market for our common stock. As a result, we have not set forth other quarterly information with respect to the high and low prices for our common stock for the two most recent fiscal years. The below prices retroactively apply our December 11, 2015 60-to-1 reverse stock split.

	High	Low
2014
Fourth Quarter	$544.80	$127.20
2015
First Quarter	$253.20	$88.80
Second Quarter	$366.00	$151.20
Third Quarter	$192.00	$3.00
Fourth Quarter	$13.20	$0.94
2016
First Quarter (as of February 5, 2016)	$0.94	$0.12

As of February 5, 2016, there were approximately 484 shareholders of record for our common stock. A substantially greater number of stockholders may be “street name” or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

As of February 5, 2016, the last reported sale price of our common stock on The NASDAQ Capital Market was $0.21.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on any of our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our operating results, financial conditions, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

DILUTION

If you purchase Class A Units or Class B Units in this offering, your interest will be diluted to the extent of the difference between the public offering price per Class A Unit and Class B Unit, as applicable, and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering, assuming that no value is attributed to the Offering Warrants and the Offering Warrants are accounted for and classified as equity.

The net tangible book value of our common stock as of September 30, 2015 was approximately $10.5 million, or approximately $3.30 per share (based on 3,178,041 shares outstanding on September 30, 2015, giving effect to the Reverse Stock Split on that date). Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities (except derivative liabilities), divided by the aggregate number of shares of common stock outstanding.

After giving effect to (i) the issuance of the Notes and Series D Warrants for an adjustment to net tangible book value of approximately $1.9 million (not including proceeds in restricted accounts and excluding derivative liabilities) and (ii) the issuance of 71,853,943 shares of common stock after September 30, 2015 upon the exercise of Series E Preferred Stock and Series C Warrants, our pro forma net tangible book value of as September 30, 2015 would have been approximately $12.4 million, or approximately $0.17 per share (based on 75,031,984 shares of our common stock outstanding on February 5, 2016).

After giving effect to the assumed sale by us of 23,812,500 Class A Units and 4,762,500 Class B Units in this offering at an assumed public offering price of $0.21 per Class A Unit (the last reported sale price of our common stock on the NASDAQ Capital Market on February 5, 2016) and of $0.21 per Class B Unit (the Class A Unit price less $0.01 and including and assuming the exercise of all of the Pre-funded Series F Warrants underlying the Class B Units at $0.01 per share), and after deducting the estimated placement agent fees and estimated offering expenses payable by us, and attributing no value to the Offering Warrants, our pro forma as-adjusted net tangible book value as of September 30, 2015 would have been approximately $17.7 million, or approximately $0.17 per share of common stock This represents no increase in our pro forma as adjusted net tangible book value to existing stockholders and an immediate dilution of $0.04 per share to new investors purchasing Class A Units and Class B Units (assuming the exercise of all of the Pre-funded Series F Warrants) in this offering.

The following table illustrates this per share dilution:

Assumed public offering price per Class A Unit		$0.21
Assumed public offering price per Class B Unit (including and assuming the exercise of all of the Pre-Funded Series F Warrants underlying the Class B Units)		$0.21
Net tangible book value per share as of September 30, 2015	$3.30
Pro forma net tangible book value per share as of September 30, 2015	$0.17
Pro forma as adjusted net tangible book value as of September 30, 2015 after giving effect to the sale of Class A Units and Class B Units		$0.17
Increase per share to existing stockholders attributable to the sale of the Class A Units and Class B Units	$0.00
Dilution per share to new investors in this offering after giving effect to the sale of the Class A Units and Class B Units		$0.04

Each $0.02 increase (decrease) in the assumed public offering price of $0.21 per Class A Unit or $0.21 per Class B Unit (including and assuming the exercise of all of the Pre-funded Series F Warrants underlying the Class B Units) would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2015 by $0.5 million, or $0.01 per share, and the dilution per share to new investors by $ 0.01 per share, assuming that the number of Class A Units and Class B Units offered by us, as set forth above, remains the same.

We may also increase or decrease the aggregate number of Class A Units or Class B Units we are offering from the assumed number set forth above. An increase (decrease) of approximately 60,000,000 in the aggregate number of Class A Units and Class B Units we are offering would be required to increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2015 by $0.01 per share, assuming the assumed public offering prices of the Class A Units and the Class B Units remains unchanged.

The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of securities sold in this offering, and other terms of this offering determined at pricing.

The number of shares of our outstanding common stock reflected in the discussion and table above is based on 3,178,041 shares of common stock outstanding as of September 30, 2015 and excludes, as of that date:

•	220,506 shares of common stock issuable upon the full (i) exercise or exchange of the Series C Warrants (the exchange of the Series C Warrants assumes no cashless exercise) and (ii) conversion of the Series E Convertible Preferred Stock;

•	77,221 shares of common stock issuable upon the full exercise of previously issued warrants to purchase shares of common stock;

•	9,302 shares of our common stock issuable upon exercise of options issued under our 2006 Stock Option Plan and 2014 Stock Option Plan;

•	3,951 shares of our common stock issuable upon exercise of options issued under our 2014 Omnibus Incentive Plan, which we refer to as our Omnibus Plan;

•	45,049 shares of common stock reserved for future grant or issuance under our Omnibus Plan;

•	representative’s unit purchase options exercisable to acquire Series E Preferred Stock and Series C Warrants, which are exercisable and convertible, respectively for 27,240 shares of our common stock (the exchange of the Series C Warrants assumes no cashless exercise).

The pro forma amounts contained in the disclosure above include the issuance of 71,842,857 shares of common stock issued upon exercise of Series C Warrants and 11,086 shares of common stock issued upon conversion of Series E Preferred Stock from September 30, 2015 through February 5, 2016.

This table and discussion does not take into account further dilution to new investors that could occur upon the exercise of outstanding options and warrants, including the Series E Warrants offered in this offering, having a per share exercise price less than the public offering price per unit in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview of Our Business

We are a molecular diagnostic testing company. We are focused on improving patient care through the development and commercialization of our patented, low-cost, molecular diagnostic platform for testing for infectious disease, especially hospital- acquired infections. We believe our platform has the ability to transform molecular testing for infectious diseases at small to medium sized hospitals by providing an affordable solution that meets the rapidly evolving needs of patients and providers.

We believe there is a fast-growing market for molecular diagnostic systems being purchased by hospital microbiology labs to replace culture and other legacy testing formats. We believe our platform is well positioned to meet this need. Our platform provides results in 45 to 115 minutes depending on the test. Molecular testing generally reduces test time from days to hours, and provides more accurate results, which we believe leads to shortened hospital stays and improved patient outcomes, all of which leads to reduced cost for hospitals that implement molecular testing in their labs.

Our platform is an automated molecular diagnostic system, consisting of an analyzer and associated assay cartridge. Our platform utilizes a sample-to-result format, which means that once a patient specimen is received, it undergoes limited processing before it is placed in the analyzer where the assay is run without further technician intervention. This reduces assay complexity and eliminates the need for highly trained and expensive molecular technicians to run the tests. Our platform is designed to enable simple, rapid and cost-effective analysis of multiple pathogens from a single clinical sample, which will allow small to medium sized community hospitals that traditionally could not afford more expensive or complex molecular diagnostic testing platforms to modernize their laboratory testing and provide better patient care at an affordable cost.

In November 2012, we launched our first FDA-cleared test for C. diff, a bacteria that causes life-threatening gastrointestinal distress in hospital patients. We currently sell our diagnostic test cartridge in the United States through a direct sales force and we use distributors in the European Union and New Zealand. As of January 31, 2016, we had 222 customers worldwide (201 in the United States and 21 in the rest of the world), who use an aggregate of 453 of our analyzers. Our easy to use platform allows small to medium sized hospitals that we believe could not previously afford more expensive or complex molecular diagnostic systems to modernize their laboratory testing and provide better patient care at an affordable cost.

In addition to our C. diff assay, we have developed a Group B Strep assay for which we received FDA clearance in April 2015 and launched commercially in June 2015. We also filed two 510(k) applications in the second half of 2015, one for Staph ID/R and one for Shiga toxin producing E. coli. Additionally, we have five other assays in various stages of product development: (i) a pre-surgical nasal screen for Staphylococcus aureus, or SA, (ii) a food borne pathogen panel, (iii) a panel for candida blood infections (iv) a test for pertussis and, (v) a test for CT/NG.

Since inception, we have incurred net losses from operations each year and we expect to continue to incur losses for the foreseeable future. Our losses attributable to operations for the fiscal year ending December 31, 2014 and the nine months ended September 30, 2015 were approximately $21.7 million and $39.0 million, respectively. As of September 30, 2015, we had an accumulated deficit of $103.0 million.

Financial Operations Overview

Revenue

We derive our revenue from the sale of single use assays sold through our dedicated sales force in the United States, and in the European Union and New Zealand through a network of distributors. Revenue is recognized when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products has occurred; (3) the selling price of the product is fixed or determinable; and (4) collectability of that price is reasonably assured. Change in title to the product and recognition of revenue from sales of the assays occurs at the time of shipment.

We believe our revenue from the sale of our assays will increase as we expand our sales and marketing efforts and as we introduce new assays into the market. We expect that our revenue will continue to be primarily attributable to sales of our assays in the United States. Our material increases in revenues since the inception of our business have been attributable to increases in the volume of goods being sold as a result of increases in the number of customers. As of September 30, 2015, we have two commercial products, our C. diff test and our group B strep test. The average sales price of our products has not materially changed since their commercial release.

Cost of Sales

The components of our cost of sales include cost of materials, supplies, labor for manufacturing and support personnel, equipment and facility expenses associated with manufacturing. We depreciate the cost of each analyzer that is at a customer site over a period of 5 years on a straight line basis and include that cost in cost of sales. We perform all of our manufacturing activities at our facility located in Salt Lake City, Utah. Facility expenses include allocated overhead comprised of rent, equipment depreciation and utilities. We expect our cost of sales in absolute dollars to increase, as the number of diagnostic cartridges we manufacture increases. However, we also expect that as assay volumes increase we will realize manufacturing efficiencies, which would result in a decrease in our cost of sales as a percentage of revenue. We also license certain technologies for our C. diff assay, which are described elsewhere in this prospectus. Pursuant to the terms of these license agreements, we pay royalty fees in the aggregate equal to 14% of our worldwide “Net Sales” of those products that use these technologies (as defined and adjusted pursuant to the terms of the applicable license agreements).

Research and Development

All research and development costs, including those funded by third parties, are expensed as incurred. Research and development costs consist of engineering, product development, clinical trials, test-part manufacturing, testing, developing and validating the manufacturing process, manufacturing, facility and regulatory-related costs. Research and development costs also include employee cash compensation, employee and non-employee stock-based compensation, supplies and materials, consultant services, and travel related to research activities.

In the nine months ended September 30, 2015 we incurred additional research and development costs as we continued to develop new assays and conducted clinical trials of our product candidates, including our Staph ID/R assay and Shiga toxin producing E. coli assay. We plan to continue product development of new assays, including our SA Pre-Surgical Nasal Screen Test, Food Borne Pathogens Panel, Candida Blood Infection Panel, Pertussis test and CT/NG test. We will also conduct clinical trials 2015 and 2016 for assays, including our SA Pre-Surgical Nasal Screen Test, which will increase our research and development expenses.

Sales and Marketing

Sales and marketing expenses primarily consist of salaries, benefits and other related costs, including stock-based compensation, for personnel employed in sales, marketing, and training. In addition, our sales and marketing expenses include commissions and bonuses, generally based on a percentage of sales, to our sales representatives.

We expect our sales and marketing expenses to continue to increase as we have launched a new assay in June 2015 and plan to introduce additional new assays, such as our Staph ID/R and STEC assays, if approved, and seek to enhance our commercial infrastructure, including increasing our sales force and marketing efforts. Additionally, we expect our commissions to continue to increase in absolute terms over time but to decline as a percentage of revenue.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries, benefits and other related costs, including stock-based compensation, for certain members of our executive team and other personnel employed in finance, legal, compliance, administrative, information technology, customer service, executive and human resource departments. General and administrative expenses include allocated facility expenses, related travel expenses and professional fees for accounting and legal services.

We expect our general and administrative expenses will increase due to costs associated with raising additional capital and to continue the transition from a private to a public company including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission and the NASDAQ Capital Market, additional insurance expenses, investor relations activities and other administrative and professional services and as we continue to grow our business.

Gain or Loss on Sale of Assets

Analyzers used outside the United States are sold to the customer and the sale is accounted for as a sale of fixed assets. For these limited situations, management has elected to sell the fixed asset analyzers as opposed to placing them with international customers (thereby not retaining title over the analyzers) as it would be impractical to retain ownership due to, among other reasons, we lack the necessary personnel needed to service international customers, the need to comply with the additional laws and regulations of countries outside the United States to which we are not currently subject, and the added costs to recover, reconfigure, ship and redeploy fixed asset analyzers that have been used internationally. A corresponding loss on the sale of assets is recorded for the difference in the sales price from the cost of the analyzers. Other of our fixed assets are sold from time to time after the usefulness has ended. A corresponding gain or loss on the sale of other assets is recorded for the difference in the sales price from the cost of the asset.

Interest Income and Other Income

Interest income and other income primarily consist of interest earned on our cash.

Interest Expense

Interest expense consists of interest on capital leases, convertible notes payable and notes payable.

Change in Fair Value of Derivative Liability

We have issued certain common stock warrants that contain a price adjustment clause which states that if we issue common stock for a price less than the exercise price of warrants, the exercise price will be reduced to the issuance price of our common stock. We also have issued certain common stock warrants that have a cashless exercise provision where in lieu of payment of the exercise price in cash, the holder may receive, at the Company’s discretion, either a cash payment of a predetermined Black Scholes Value of the number of shares the holder elects to exercise, or a number of shares of the Company’s common stock determined according to a cashless exercise formula using the predetermined Black Scholes Value. We have determined that these warrants are accounted for as a derivative liability and are recorded at fair value measured at the transaction date and again at each reporting period. Any difference in fair value between the transaction date and future reporting periods must be recognized in earnings for the period.

Results of Operations

The following presents an overview of our results of operations for the three and nine months ended September 30, 2015, compared to the three and nine months ended September 30, 2014, and for the years ended December 31, 2014 and December 31, 2013.

Three months ended September 30, 2015 compared to the three months ended September 30, 2014

Revenue

Revenue increased by $136,544, or 33.4% to $545,934 for the three months ended September 30, 2015 as compared to $409,390 for the three months ended September 30, 2014. This increase was attributable to the number of customers in the U.S. increasing to 143 for the three months ended September 30, 2015 from 80 for the three months ended September 30, 2014.

Cost of Sales

Cost of sales increased $160,393, or 17.0%, in the three months ended September 30, 2015 to $1,102,727 as compared to $942,334 for the three months ended September 30, 2014. The increase is due mainly to a $51,555 increase in costs associated with manufacturing additional C. diff assays to meet the increased demand for our product, $70,687 in depreciation on additional analyzers needed to support the increase in customers and a $14,454 increase in royalties. The negative gross margin decreased from 130.2% in the three months ended September 30, 2014 to 102.0% in the three months ended September 30, 2015 primarily due to the decrease in the cost of our C. diff assays due to increased production that allowed for economies of scale and the allocation of fixed costs over a greater number of units as well as increased utilization of capacity in our analyzer manufacturing.

Research and Development

Research and development expenses increased by $1,453,439, or 102.0%, for the three months ended September 30, 2015 to $2,878,316 as compared to $1,424,877 for the three months ended September 30, 2014. This increase is the result of an expansion of our R&D efforts, including the clinical and regulatory costs associated with the Group B Strep, Staph ID/R and Shiga toxin producing E. coli tests and assays as well as development of our new tests. The increase was made up of an increase of $306,845 in salaries and wages, an increase of $548,856 in research and development materials and the usage of finished cartridges for testing, an increase of $463,646 in clinical trials, and a $134,092 net increase in all other research and development expenses.

Selling and Marketing

Selling and marketing expenses increased $1,001,641 or 208.9%, for the three months ended September 30, 2015 to $1,481,410 as compared to $479,499 for the three months ended September 30, 2014. The increase was due to an increase of $694,405 in salaries and wages primarily due to increased sales staff and sales commissions, an increase of $101,731 in travel costs, an increase of $110,053 in marketing expenses and a $95,452 increase in all other selling and marketing expenses.

General and Administrative

General and administrative expenses increased $1,197,971, or 200.4%, for the three months ended September 30, 2015 to $1,795,766 as compared to $597,795 for the three months ended September 30, 2014. This increase is the result of increased business activities due to being a public company and increased activities to support our accelerated R&D and Sales efforts after our follow-on offering. The increase was primarily due to a $727,788 increase in salaries and wages and board of director fees, a $226,927 increase in legal, accounting and other professional fees, a $95,135 increase in insurance premiums related to additional insurance necessary for a public company, a $68,818 increase in property and use taxes, and a $79,303 net increase in all other general and administrative expenses.

Interest Income

Interest income increased $4,127 for the three months ended September 30, 2015 to $4,746 as compared to $619 for the three months ended September 30, 2014. The increase is due to increase in cash on hand and our cash management policies.

Interest Expense

Interest expense decreased $61,230, or 19.5% for the three months ended September 30, 2015 to $253,220 as compared to $314,450 for the three months ended September 30, 2014. The decrease is due to the lower outstanding debt balances during 2015 as compared to 2014.

Change in Fair Value of Derivative Liability

The change in fair value of derivative liability resulted in non-cash other income in the amount of $20,016,848 for the three months ended September 30, 2015 as compared to a non-cash other expense in the amount of $13,900,400 for the three months ended September 30, 2014. The non-cash other income for the three months ended September 30, 2015 is the result of the decrease in the fair value of our various warrants subject to fair value measurement as a result of the decrease in the value of our common stock during the period. The non-cash other expense for the three months ended September 30, 2014 was the result of the increase in the fair value of our Class A and Class B common warrants as a result of the increase in the value of our common stock during the period as we approached our IPO date. The warrants had a nominal value at issuance in the previous reporting period.

Nine months ended September 30, 2015 compared to the nine months ended September 30, 2014

Revenue

Revenue increased by $369,199, or 31.8% to $1,530,170 for the nine months ended September 30, 2015 as compared to $1,160,971 for the nine months ended September 30, 2014. This increase was attributable to the number of customers in the U.S. increasing to 143 for the nine months ended September 30, 2015 from 80 for the nine months ended September 30, 2014.

Cost of Sales

Cost of sales increased $608,115, or 22.0%, in the nine months ended September 30, 2015 to $3,369,268 as compared to $2,761,153 for the nine months ended September 30, 2014. The increase is due mainly to a $361,233 increase in costs associated with manufacturing additional C. diff assays to meet the increased demand for our product, an increase of $189,338 in depreciation on additional analyzers needed to support the increase in customers and a $57,544 increase in royalties. The negative gross margin decreased from 137.8% in the nine months ended September 30, 2014 to 120.2% in the nine months ended September 30, 2015 primarily due to the decrease in the cost of our C. diff assays due to increased production that allowed for economies of scale and the allocation of fixed costs over a greater number of units as well as increased utilization of capacity in our analyzer manufacturing.

Research and Development

Research and development expenses increased by $3,019,021, or 92.5%, for the nine months ended September 30, 2015 to $6,284,170 as compared to $3,265,149 for the nine months ended September 30, 2014.

This increase is the result of an expansion of our R&D efforts, including the clinical and regulatory costs associated with the Group B Strep, Staph ID/R and Shiga toxin producing E. coli tests and assays as well as development of our new tests. The increase was made up of an increase of $907,817 in salaries and wages, an increase of $1,167,864 in research and development materials and the usage of finished cartridges for testing, an increase of $577,789 in clinical trials and a $365,551 net increase in all other research and development expenses.

Selling and Marketing

Selling and marketing expenses increased $1,560,175, or 94.7%, for the nine months ended September 30, 2015 to $3,206,957 as compared to $1,646,782 for the nine months ended September 30, 2014. The increase was due to an increase of $1,185,346 in salaries and wages primarily due to increased sales staff and sales commissions, an increase of $179,164 in travel costs and an increase of $158,037 in marketing expenses and an a $37,628 net increase in all other selling and marketing expenses.

General and Administrative

General and administrative expenses increased $2,128,893, or 106.2%, for the nine months ended September 30, 2015 to $4,132,973 as compared to $2,004,080 for the nine months ended September 30, 2014. This increase is the result of increased business activities due to being a public company and the increased activities to support our accelerated R&D and Sales efforts after our follow-on offering. The increase was primarily due to a $1,165,525 increase in salaries and wages and board of director fees, a $396,314 increase in legal, accounting and other professional fees, a $308,169 increase in insurance premiums related to additional insurance necessary for a public company, a $191,190 increase in property and use taxes, and a $67,695 net increase in all other general and administrative expenses.

(Gain) loss on Sale of Assets

There was no gain or loss on the sale of assets for the nine months ended September 30, 2015 as we did not have any sales of assets. The gain on sale of assets for the nine months ended September 30, 2014 was $8,166 due to the sale of some equipment we no longer needed.

Interest Income

Interest income increased $16,021 for the nine months ended September 30, 2015 to $18,078 as compared to $2,057 for the nine months ended September 30, 2014. The increase is due to increase in cash on hand and our cash management policies.

Interest Expense

Interest expense increased by $49,352, or 6.0%, for the nine months ended September 30, 2015 to $868,587 as compared to $819,235 for the nine months ended September 30, 2014. This increase is due to the addition of our second analyzer sale-leaseback agreement in April 2014 with the associated increase in interest incurred on these capital lease payments and interest on our related party note payable partially offset by lower outstanding debt balances on other outstanding debt.

Change in Fair Value of Derivative Liability

The change in fair value of derivative liability resulted in a net non-cash other expense in the amount of $22,641,625 for the nine months ended September 30, 2015 as compared to a net non-cash expense in the amount of $13,900,000 for the nine months ended September 30, 2014. The non-cash other expense for the nine months ended September 30, 2015 is the result of a $55,599,889 charge we were required to record for the derivative liability on the issuance date of our Series C warrants offered as part of the follow-on offering partially offset by an other income amount of $32,958,264 due to the decrease in the fair value of our various warrants subject to fair value measurement as a result of the decrease in the value of our common stock during the period. The non-cash other expense for the nine months ended September 30, 2014 was the result of the increase in the fair value of our Class A and Class B common warrants as a result of the increase in the value of our common stock during the period as we approached our IPO date. The warrants had a nominal value at issuance in the previous reporting period.

Comparison of the Years Ended December 31, 2014 and 2013

The following table sets forth our results of operations for the years ended December 31, 2014 and December 31, 2013:

	Years Ended December 31,
	2014	2013
Revenue	$1,606,254	$760,646

Cost of sales	3,968,185	2,185,992

Gross loss	(2,361,931)	(1,425,346)
Operating Expenses
Research and development	4,609,913	3,345,693
Selling and marketing	2,301,610	2,618,901
General and administrative	2,928,186	1,866,875
(Gain) loss on sale of assets	(8,166)	22,768

Total operating expenses	9,831,543	7,854,237

Loss from operations	(12,193,474)	(9,279,583)

Interest expense	(1,136,054)	(284,323)
Interest income	3,176	3,876
Change in fair value of derivative liability	(8,396,169)	—
Provision for income taxes	(5,297)	(1,250)

Net loss	$(21,727,818)	$(9,561,280)

Revenue

Revenue increased by $845,608, or 111.2%, in the twelve months ended December 31, 2014 to $1,606,254 as compared to $760,646 in same period of 2013. This increase in total revenue was primarily attributable to a 115.6% increase in the volume of sales of C. diff assays from 35,690 for the twelve months ended December 31, 2013 to 76,960 for the twelve months ended December 31, 2014 partially offset by a 2.1% decrease in the average selling price.

Cost of Sales

Cost of sales increased $1,782,193, or 81.5%, in the twelve months ended December 31, 2014 to $3,968,185 as compared to $2,185,992 for the same period of 2013, due to the costs associated with manufacturing additional C. diff assays to meet the increased demand of our product. The negative gross margin decreased from 187.4% in the twelve months ended December 31, 2013 to 147.0% in the twelve months ended December 31, 2014 primarily due to a decrease in the cost of our C. diff assays and increased production that allowed for economies of scale and the allocation of fixed costs over a greater number of units.

Research and Development

Research and development expenses increased $1,264,220, or 37.8%, in the twelve months ended December 31, 2014 to $4,609,913 as compared to $3,345,693 for the same period of 2013. The increase was due to increased salaries and non-cash stock option compensation of $535,938, the increased cost for supply of internal assays and research and development materials of $633,332 and an increase in all other expenses of $94,950.

Selling and Marketing

Selling and marketing expenses decreased $317,291, or 12.1%, in the twelve months ended December 31, 2014 to $2,301,610 as compared to $2,618,901 for the same period of 2013. The decrease was due primarily to a decrease of $358,109 in costs associated with providing analyzers and assays to potential customers in the evaluation process, and a decrease of $122,041 in travel costs, partially offset by an increase in salaries and non-cash stock option compensation of $218,083 along with a decrease in all other expenses of $55,224.

General and Administrative

General and administrative expenses increased $1,061,311, or 56.8%, in the twelve months ended December 31, 2014 to $2,928,186 as compared to $1,886,875 for the same period of 2013. The increase was due to an increase in legal and accounting fees of $828,268, an increase in salaries and non-cash stock option compensation of $252,668 and an increase in insurance of $137,279, partially offset by a decrease in all other expenses of $156,901.

(Gain) Loss on Sale of Assets

We realized a gain the on the sale of assets in the twelve months ended December 31, 2014 due the sale of equipment to an employee. In the same period of 2013 we incurred a loss on the sale of assets due to the sales of our analyzer fixed assets outside the U.S.

Interest Expense

Interest expense increased by $851,731, or 299.6%, in the twelve months ended December 31, 2014 to $1,136,054 as compared to $284,323 for the same period of 2013. The increase was related to interest associated with the analyzer sale-leaseback agreements and associated letters of credit and interest on the related party notes payable.

Interest Income

Interest income increased by $700, or 10.7%, in the twelve months ended December 31, 2014 as compared to the same period of 2013, due to an increase in our average cash balance during 2014.

Change in fair value of derivative liability

The change in fair value of derivative liability increased by $8,396,169 as a result of the change in the estimated fair value of certain warrants during the twelve months ended December 31, 2014. These warrants contain an exercise price adjustment provision that requires them to be accounted for as a derivative liability. The warrants were granted during 2014 and revalued at December 31, 2014. The change in fair value of the derivative liability represents the change in the estimated fair value of the warrants from the estimated fair value at their grant date. There were no warrants that were required to be recorded at fair value in 2013.

Liquidity and Capital Resources

We have funded our operations to date primarily with net proceeds from our IPO, our follow-on public offering, cash exercises of warrants, sales of our preferred stock, convertible notes, and revenues from operations. As of

December 31, 2014 and September 30, 2015, we had approximately $2.0 million and $7.3 million, respectively, in cash. The cash on hand will be used to finance the continued growth in product sales, to invest in further product development and to otherwise satisfy obligations as they mature.

In March 2015, the Company completed a follow-on public offering, whereby the Company sold 2,724,000 units at a price of $8.80 per unit for net proceeds of $21.7 million after deducting underwriting commissions and offering costs. Each unit consists of one share of our Series E Convertible Preferred Stock (convertible into four shares of common stock for every 60 shares of Series E Convertible Preferred Stock) and eight Series C Warrants. In June 2015, 384,000 Series C Warrants were exercised resulting in the issuance of 6,400 shares of common stock for cash in the amount of $979,200 or $153.00 per share in connection with the early separation of 48,000 units.

During the nine months ended September 30, 2015, 1,074,082 Series A Warrants were exercised resulting in the issuance of 17,902 shares of common stock for cash at an exercise price of $132.00 per share for total net proceeds in the amount of $2,182,020.

Summary Statement of Cash Flows for the Nine months ended September 30, 2015 and 2014

The following table summarizes our cash flows for the periods indicated:

	September 30,
	2015	2014
Cash used in operating activities	$(14,847,494)	$(8,151,208)
Cash provided by (used in) investing activities	(4,066,052)	833,220
Cash provided by financing activities	24,199,434	6,783,036

Net increase (decrease) in cash	$5,285,888	$(534,952)

Cash Flows from Operating Activities

Cash used in operating activities for the nine months ended September 30, 2015 was $14,847,494. The net loss of $38,956,582 was offset by other non-cash items of $22,641,625 for the increase in fair value of derivative liability, $1,130,826 for the increase in depreciation and amortization and $179,213 net increase in all other non-cash items. The change in operating assets and liabilities further offset the net loss by another $157,424 due to a $552,275 increase in accrued liabilities due mainly to payroll and a $457,250 increase in accounts payable related to the growth in our operations and the timing of payments, partially offset by an increase of $576,872 in inventory, a $197,270 increase in prepaid and other assets and a $77,959 increase in accounts receivable.

Cash used in operating activities for the nine months ended September 30, 2014 was $8,151,208. The net loss of $23,230,902 was offset by the non-cash items of $13,900,400 for the increase in fair value of derivative liability, a $855,484 increase for depreciation and amortization, a $242,696 increase in employee stock compensation and a $57,817 net increase in all other non-cash items. The change in operating assets and liabilities further offset the net loss by another $23,297 due to a $360,882 increase in accounts payable related to the growth in our operations and the timing of payments and a $42,598 increase in accrued liabilities, which were offset by a $269,459 increase in prepaid and other assets and a $110,724 increase in accounts receivable and inventory.

Cash Flows from Investing Activities

Cash used in investing activities was $4,066,052 for the nine months ended September 30, 2015 and was related to the acquisition of capital equipment in the amount of $842,225 and the costs associated with the construction of analyzers and other equipment in the amount of $3,223,827.

Cash provided by investing activities was $833,220 for the nine months ended September 30, 2014 and was related to the proceeds from the sale leaseback of our analyzers in the amount of $1,500,000 and the proceeds from the sale of assets of $35,000 offset by the cost of the construction of analyzers and equipment of $479,196 and capital expenditures totaling $222,584.

Cash Flows from Financing Activities

Cash provided by financing activities for the nine months ended September 30, 2015 of $24,199,434 was from the net proceeds in the amount of $21,737,625 from the sale of units in our follow-on offering, proceeds of $250,000 from related party notes payable and $3,166,394 in proceeds from the exercise of warrants partially offset by $954,585 in payments made on capital leases, notes payable and related party notes payable.

Cash provided by financing activities for the nine months ended September 30, 2014 of $6,783,036 was from the proceeds of $6,569,886 from the issuance of preferred stock and $1,290,000 from related party notes and convertible notes payable partially offset by $1,076,850 in payments made on capital leases, notes payable and related party notes payable.

Satisfaction of our cash obligations for the next 12 months and our ability to continue as a going concern

Our condensed unaudited financial statements have been prepared on a going concern basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. Although we have positive working capital of $4.2 million and a cash balance of $7.3 million as of September 30, 2015, we have incurred substantial losses from operations and negative operating cash flows which raise substantial doubt about our ability to continue as a going concern. We sustained a net loss for the nine months ended September 30, 2015 of $39.0 million and a net loss for the year ended December 31, 2014 of $21.7 million, and have an accumulated deficit of $103.0 million as of September 30, 2015. During the nine months ended September 30, 2015, cash used for operations was $14.8 million. Whether and when we can attain profitability and positive cash flows from operations is uncertain.

We intend to continue to develop our products and expand our customer base, but we do not have sufficient realized revenues or operating cash flows in order to finance these activities internally. As a result, we have obtained and intend to continue to obtain financing in order to fund our working capital and development needs. In March 2015 we obtained financing by completing a follow-on offering for net proceeds of $21.7 million.

We have been able to meet our short-term needs through private placements of convertible preferred securities, an initial public offering (“IPO”), a follow-on offering and the sale and leaseback of analyzers used to report test results. We will continue to seek funding through the issuance of additional equity securities, debt financing, the sale and leaseback of analyzers, or a combination of these items. Any proceeds received from these items could provide the needed funds for continued operations and development programs. We can provide no assurance that we will be able to obtain sufficient additional financing that we need to alleviate doubt about our ability to continue as a going concern. If we are able to obtain sufficient additional financing proceeds, we cannot be certain that this additional financing will be available on acceptable terms, if at all. To the extent we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to obtain additional financings, the impact on our operations will be material and adverse.

Critical Accounting Policies

The preparation of the financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate our judgments, including those related to inventories, receivables, recoverability of long-lived assets and the fair value of our preferred and common stock and related instruments. We use historical experience and other assumptions as the basis for our judgments and making these estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in those estimates will be reflected in our financial statements as they occur. Although our significant accounting policies are more fully described in the footnotes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results. The critical accounting policies addressed below reflect our most significant judgments and estimates used in the preparation of our financial statements.

As an emerging growth company, we have elected to opt-in to the extended transition period for new or revised accounting standards. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Revenue Recognition

We derive our revenue from the sale of single use assays sold through our dedicated sales force in the United States, and through a network of distributors in the European Union and New Zealand. Revenue is recognized when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products has occurred; (3) the selling price of the product is fixed or determinable; and (4) collectability of that price is reasonably assured. Change in title to the product and recognition of revenue from sales of assays occurs at the time of shipment.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are generated from the sale of assays to end users in the United States and to a network of distributors outside the United States. These accounts receivable are recorded at the invoiced amount, net of allowances for doubtful amounts. We routinely review outstanding accounts receivable balances for estimated uncollectible accounts and establish or adjust the allowances for doubtful accounts receivable using the specific identification method and records a reserve for amounts not expected to be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. We do not have customer acceptance provisions, but we provide our customers a limited right of return for defective assays.

Inventories

Inventories are stated at the lower of cost or market with cost determined according to the average cost method. Manufactured inventory consists of raw material, direct labor and manufacturing overhead cost components. We review the components of our inventory on a regular basis for excess and obsolete inventory and make appropriate adjustments when necessary. We have made adjustments to, and it is reasonably possible that we may be required to make further adjustments to, the carrying value of inventory in future periods.

Long-Lived Assets

Long-lived tangible assets, including property and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. We regularly evaluate whether events or circumstances have occurred that indicate possible impairment and rely on a number of factors, including expected future operating results, business plans, economic projections, and anticipated future cash flows. We use an estimate of the future undiscounted net cash flows and comparisons to like-kind assets, as appropriate, of the related asset over the remaining life in measuring whether the assets are recoverable. Measurement of the amount of impairment, if any, is based upon the difference between the asset’s carrying value and estimated fair value. Fair value is determined through various valuation techniques, including cost-based, market and income approaches as considered necessary. We amortize intangible assets on a straight-line basis over their estimated useful lives.

Our long-lived assets include our analyzers used by hospitals in the United States to run the assays they buy from us. There are no contractual terms with respect to the usage of our analyzers by our customers. Hospitals are under no contractual commitment to use our analyzers. We maintain ownership of these analyzers and, when requested, we can remove the analyzers from the customer’s site. We do not currently charge for the use of our analyzers and there are no minimum purchase commitments of our assays. As our analyzer is used numerous times over several years, often by many different customers, analyzers are capitalized as property and equipment once they have been placed in service. Once placed in service, analyzers are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on average estimated useful lives. The estimated useful life of our analyzers is determined based on a variety of factors including in reference to associated product life cycles, and average 5 years. As analyzers are integral to the performance of our diagnostic test, depreciation of analyzers is recognized as a cost of sales. For those analyzers that are used in research and development, depreciation is recognized as a research and development cost. Analyzer depreciation expense was $809,959 and $554,311 for the nine months ended September 30, 2015 and 2014, respectively.

Analyzers used outside the United States are sold to the customer and the sale is accounted for as a sale of fixed assets. Since inception, the Company has not focused nor placed significant emphasis on developing international markets for the Company’s product. The Company has never had an international sales force and has never manufactured analyzers specifically for international markets. Over the past two years on occasion, small, international sales opportunities have come along through international distributors. The analyzers that were sold to them were part of the fixed asset pool of analyzers the Company has, and many of these specific analyzers had been previously placed at customer locations within the United States. For the nine months ended September 30, 2015 there were no analyzers sold to international distributors. For the year ended December 31, 2014 these opportunities represented 4% of the total analyzers built during this period. Sale of the fixed asset analyzers in these limited international opportunities have not been based on established product price listings as no such listing exists or has been publicly marketed to customers; instead, the final sales price has been a negotiated amount based on the sale of a functioning fixed asset analyzer, whether or not that analyzer was previously used at another customer site. Similar to other fixed asset sales, there were no stated or implied warranties or other continuing service requirements made with the sale of these assets. For these limited situations, management has elected to sell the fixed asset analyzers as opposed to placing them with international customers (thereby not retaining title over the analyzers) as it would be impractical for us to retain ownership due to, among other reasons, the Company lacking the necessary personnel needed to service international customers, the need to comply with the additional laws and regulations of countries outside the United States to which the Company is not currently subject, and the added costs to recover, reconfigure, ship and redeploy fixed asset analyzers that have been used internationally.

Derivative Instruments

The Company accounts for derivative instruments under the provisions of ASC 815 Derivatives and Hedging. ASC 815 requires the Company to record derivative instruments at their fair value. Changes in the fair value of derivatives are recognized in earnings. As a result of certain terms, conditions and features included in certain common stock purchase warrants granted by the Company, those warrants are required to be accounted for as derivatives at estimated fair value, with changes in fair value recognized in earnings.

Income Taxes

We are required to determine the aggregate amount of income tax expense or loss based upon tax statutes in jurisdictions in which we conduct business. In making these estimates, we adjust our results determined in accordance with generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred tax assets and liabilities resulting from these differences are reflected on our balance sheet for temporary differences in loss and credit carryforwards that will reverse in subsequent years. We also establish a valuation allowance against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. Valuation allowances are based, in part, on predictions that management must make as to our results in future periods. The outcome of events could differ over time which would require that we make changes in our valuation allowance.

The tax effects from an uncertain tax position can be recognized in the financial statements only if the position is more likely than not of being sustained if the position were to be challenged by a taxing authority. We examined the tax positions taken in tax returns and determined that there are no uncertain tax positions. As a result, we recorded no uncertain tax liabilities in our balance sheet.

Stock Based Compensation

We measure and recognize compensation expense for stock options granted to our employees and directors, based on the estimated fair value of the award on the grant date. Historically, for all periods prior to our IPO, the fair values of the shares of common stock underlying our stock-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the Statements of Standards for Valuation Services No. 1 of the American Institute of Certified Public Accountants.

We use the Black-Scholes valuation model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award on a straight-line basis. Our board of directors determines the fair value of each share of underlying common stock based on the closing price of our common stock as reported by the NASDAQ Capital Market on the date of grant.

Jumpstart Our Business Startups Act of 2012

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or JOBS Act, was enacted. Section 107 of the JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Presently, we are an emerging growth company as defined in Section 2(a) of the Securities Act. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation relating to, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We may remain an “emerging growth company” until the earliest of (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (b) the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO, (c) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Controls and Procedures

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our independent public registered accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the first year we are no longer an “emerging growth company”. We have identified a material weakness in our internal control over financial reporting relating to the processes and controls to properly identify and account for transactions of a complex or non-routine nature. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. Although remediation efforts are still in progress, management is taking steps to address the causes of our audit adjustments and to improve our internal control over financial reporting, including the implementation of new accounting processes and control procedures and the identification of gaps in our skills base and expertise of the staff required to meet the financial reporting requirements of a public company. For example, in October of 2013 we hired accounting consultants to provide the necessary staffing and we worked with these consultants until we hired qualified permanent employees. We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements.

BUSINESS

References herein to “we,” “us” or “our” refer to Great Basin Scientific, Inc., doing business as “Great Basin Corporation Inc.,” unless the context specifically requires otherwise.

Overview of Our Business

We are a molecular diagnostic testing company. We are focused on improving patient care through the development and commercialization of our patented, low-cost, molecular diagnostic platform for testing for infectious disease, especially hospital-acquired infections. We believe our platform has the ability to transform molecular testing for infectious diseases at small to medium sized hospitals by providing an affordable solution that meets the rapidly evolving needs of patients and providers.

We believe there is a fast-growing market for molecular diagnostic systems being purchased by hospital microbiology labs to replace culture and other legacy testing formats. We believe our platform is well positioned to meet this need. Our platform provides results in 45 to 115 minutes depending on the test. Molecular testing generally reduces test time from days to hours, and provides more accurate results, which we believe leads to shortened hospital stays and improved patient outcomes, all of which leads to reduced cost for hospitals that implement molecular testing in their labs.

Our platform is an automated molecular diagnostic system, consisting of an analyzer and associated assay cartridge. Our platform utilizes a sample-to-result format, which means that once a patient specimen is received, it undergoes limited processing before it is placed in the analyzer where the assay is run without further technician intervention. This reduces assay complexity and eliminates the need for highly trained and expensive molecular technicians to run the tests. Our platform is designed to enable simple, rapid and cost-effective analysis of multiple pathogens from a single clinical sample, which will allow small to medium sized community hospitals that traditionally could not afford more expensive or complex molecular diagnostic testing platforms to modernize their laboratory testing and provide better patient care at an affordable cost.

In November 2012, we launched our first FDA-cleared test for C. diff, a bacteria that causes life-threatening gastrointestinal distress in hospital patients. We currently sell our diagnostic test cartridge in the United States through a direct sales force and we use distributors in the European Union and New Zealand. As of January 31, 2016, we had 222 customers worldwide (201 in the United States and 21 in the rest of the world), who use an aggregate of 453 of our analyzers. Our easy to use platform allows small to medium sized hospitals that we believe could not previously afford more expensive or complex molecular diagnostic systems to modernize their laboratory testing and provide better patient care at an affordable cost.

In addition to our C. diff assay, we have developed a Group B Strep assay for which we received FDA clearance in April 2015 and launched commercially in June 2015. We also filed two 510(k) applications in the second half of 2015, one for Staph ID/R and one for Shiga toxin producing E. coli. Additionally, we have five other assays in various stages of product development: (i) a pre-surgical nasal screen for Staphylococcus aureus, or SA, (ii) a stool bacterial pathogenic panel, (iii) a panel for candida blood infections, (iv) a test for pertussis and (v) a test for CT/NG.

Since inception, we have incurred net losses from operations each year and we expect to continue to incur losses for the foreseeable future. Our losses attributable to operations for the fiscal year ending December 31, 2014 and the nine months ended September 30, 2015 were approximately $21.7 million and $39.0 million, respectively. As of September 30, 2015, we had an accumulated deficit of $103.0 million.

Our Strategy

Our goal is to become the leading provider of sample-to-result, multiplex and low-plex molecular diagnostic testing in infectious disease by leveraging the strengths of our affordable diagnostic testing platform. We intend to expand the use of our platform by targeting small to medium sized hospitals in the United States with fewer than 400 beds. We believe that our low-cost platform will be attractive to these hospitals in particular, which may not otherwise have sufficient resources to justify the purchase of a molecular diagnostic sample-to-result solution. To achieve this objective, we intend to do the following:

•	Leverage our Low-Cost Platform to Penetrate the Small and Medium Sized Hospital Market. We provide our customers with our analyzer at no cost and sell them the disposable, single-use diagnostic cartridges. This allows us to avoid the long sales cycle inherent in selling capital equipment and expand into hospitals that previously could not afford to implement a molecular diagnostic platform.

•	Accelerate the Growth of our U.S. Customer Base. We intend to expand our sales force to target small to medium hospitals in the United States. We anticipate that increasing our number of customers will drive sales of our diagnostic cartridges. We expect these sales will generate the majority of our revenue for the foreseeable future.

•	Expand our Menu of Molecular Diagnostic Assays. We intend to expand our assay menu to include additional assays for our platform that we believe will satisfy growing medical needs and present attractive commercial opportunities. For example, in 2014 we completed the clinical trials and filed the 510(k) application for our second test for Group B Strep, and in April 2015 we received FDA clearance for our Group B Strep test. We also filed two 510(k) applications in the second half of 2015, one for Staph ID/R and one for Shiga toxin producing E. coli. We also have a pipeline of assays in late stage product development, including pre-surgical screening, food-borne pathogens, candida, pertussis and CT/NG.

•	Reduce our Cost of Sales through Automation and Volume Purchasing. We manufacture our proprietary diagnostic cartridges and analyzers at our headquarters in Salt Lake City, Utah. We currently hand-build our diagnostic cartridges and purchase materials at higher per unit cost due to low purchase volumes. We believe that investment in automation of portions of the manufacturing and assembly process and volume purchase pricing will significantly improve our gross margins and enhance our ability to provide a low cost solution to customers.

The Great Basin Platform

Our platform, which employs a combination of proprietary and patented technology, consists of a bench top analyzer with a touch screen (or, in early models, a laptop computer) into which our self-contained, single-use diagnostic cartridges are inserted. We believe that our platform is user friendly and intuitive and provides the hospital with the ability to perform molecular diagnostic assays in an efficient and cost-effective manner.

The Analyzer	The Diagnostic Cartridge	The User Placing the Diagnostic Cartridge into the Analyzer

Once a patient specimen is received in the lab, a technician will typically perform no more than three to five steps of sample preparation before placing the sample in our disposable diagnostic cartridge and inserting it in the analyzer where the assay is run without further technician intervention. Our two FDA-cleared assays, C. diff test and Group B Strep, were rated by Clinical Laboratory Improvement Amendments of 1988, or CLIA, as moderately complex, which typically eliminates the need for highly-trained and expensive molecular technicians to run the assays, bringing additional cost benefit to our customers. We expect our future assays to be rated moderately complex or meet CLIA waiver criteria, which is reserved for assays that are simple and are judged by the FDA to present a low risk for erroneous results.

Our platform provides accurate results in 45 to 115 minutes depending on the assays. The speed of our assays allows for early diagnosis and treatment, which we believe can lead to better patient outcomes and reduced cost to the hospital.

We believe that our platform and related assays offer small-to-medium sized hospitals the following benefits:

•	Ease of Use. Our platform is a sample-to-result system. Sample preparation can be completed in three to five steps that typically take no more than five minutes. Once the diagnostic cartridge is placed in the analyzer, the technician does not need to monitor the assay and can complete other unrelated tasks. The assay is complete in 45 to 115 minutes depending on the assay.

•	Cost Savings. We believe that our pricing strategy makes it possible for many small-to-medium sized hospitals that have cost constraints to adopt molecular testing. We provide the customer the use of our analyzer for no upfront charge, while we retain ownership. We then sell our assays to the hospital at a cost that we believe is similar to or less expensive than other molecular diagnostic solutions. This reduces the up-front cost for the customer, minimizes customer approval processes and accelerates adoption of our platform.

•	Versatile Platform with the Capability to Deliver a Broad Assay Menu. We believe our platform has broad potential application across a number of areas in molecular diagnostic testing for infectious disease, including the detection of pathogens from whole blood samples. The same analyzer can be utilized for all of our planned future assays.

•	Low-cost Low-plex tests. We believe our platform, including our low-cost chip detection and our single-use diagnostic cartridge, has a cost structure that will allow us to compete effectively in the market for low-plex tests with 1-3 answers like C. diff or Pre-surgical and MRSA screening. We expect our low-plex tests like C. diff to drive system placements as hospitals convert from traditional testing methods.

•	Ability to Multiplex. Our platform has the technical ability to analyze up to 64 distinct targets in a single diagnostic panel, including controls. We refer to any test of more than four targets as a multi-plex panel. We believe that this capability will allow hospitals to test for multiple possible causes of an individual patient’s symptoms in a one-step detection process. This capability will reduce the time required for a laboratory to perform a diagnostic analysis that involves testing for multiple infectious disease pathogens. Without our platform, similar testing would require the hospital to run multiple, separate molecular or non-molecular diagnostic assays. Although our C. diff test currently detects a single pathogen, referred to as a low-plex test, two of our tests in development, Staph Identification and Resistance (ID/R) panel and the food borne pathogen panel, will utilize the multiplexing technology. We recently filed a 510(k) application for our Staph ID/R panel.

Our Molecular Testing Process

In our molecular testing process, a clinician places a clinical specimen—processed or unprocessed—into the diagnostic cartridge (such as stool or blood), caps the cartridge and then places the diagnostic cartridge into the analyzer. The assay routine is initiated in the analyzer and starts a simple automated process. Within the instrument, mechanical valves are present to control the flow of fluid through the cartridge and to pierce the blister packs containing the required buffers, solutions and reagents to perform the selected assay. Low cost, reliable heaters are present for assay processing. Imaging occurs with a compact digital camera placed over a window in the cartridge above the chip. Proprietary software interprets the image and provides a clinical result to the laboratory.

The disposable diagnostic cartridge contains—in blister packs or freeze dried pellets—all of the reagents required to run the applicable assay. The three steps of a molecular assay (sample preparation, amplification, and detection) are performed in chambers present on the cartridge. All waste is collected in a chamber that is part of the diagnostic cartridge, significantly reducing the risk of lab contamination. After the assay is completed and the result is obtained, the diagnostic cartridge is disposed of with the hospital’s other medical waste.

To simplify processing within the analyzer, fluids are moved within the diagnostic cartridge through relatively large channels by exploiting pressure differences. Proprietary features have been designed into the diagnostic cartridge to allow for bubble-free fluid movement and sensor design permits accurate and precise volumetric delivery.

Our Assay Menu

We have received FDA clearance and a CE mark for two assays, C. diff and Group B Strep. We began marketing the C. diff test in Europe in the first quarter of 2012 and in the United States in the fourth quarter of 2012. We received clearance from the FDA in April 2015 for our second diagnostic test for Group B Strep and launched this test commercially in June 2015. We filed a 510(k) application for our Staph ID/R trial in the third quarter of 2015 and our Shiga toxin producing E. coli in the fourth quarter of 2015. We also have three other diagnostic assays in the late stages of product development: (i) a Staphylococcus aureus Pre-Surgical screening test, (ii) Stool Bacterial Pathogenic panel, and (iii) Candida Blood Infections panel. We also have a pipeline of assays in an early stage of development, including chlamydia/gonorrhea, respiratory testing, and sepsis (blood infection) panels.

Our Commercial Tests:

C. diff Test

C. diff infections are often life-threatening and can create a significant financial burden for hospitals. As a hospital-acquired infection, costs associated with the care of patients with C. diff are not covered by insurance or Medicaid/Medicare. An independent peer reviewed paper, published in the American Journal of Infection Control in 2012, highlights a significant reduction in C. diff infection rates when a hospital switched from culture to molecular testing—reducing cost and improving patient outcomes.

Our C. diff test is a rapid medical diagnostic test for the detection of C. diff, a gram-positive bacteria that causes severe diarrhea and other intestinal disorders. The test detects the presence of the C. diff toxin B gene, or tcdB gene, in the pathogenicity locus, or PaLOC region of C. diff, present in all known toxigenic strains, to diagnose the toxin in a patient’s stool. The test requires minimal sample preparation and can deliver results in under 90 minutes. A swab from loose stool is placed into transfer solution and a portion of this solution is placed into the diagnostic cartridge. The diagnostic cartridge is then placed into the analyzer.

Group B Strep Test

Group B streptococcus, or Group B Strep, is a bacterium that colonizes in the warm moist areas of many humans. Harmless to healthy adults, it can be transmitted to a newborn during childbirth and is the single largest cause of meningitis in newborn infants. For this reason nearly every pregnant woman in the United States is tested for Group B Strep in the late third trimester. Historically this test was done by culture, but based on the recent introduction and sales of other Group B Strep molecular diagnostic tests, we believe labs are switching to molecular testing.

Our Group B Strep test is designed to detect Group B Strep from an anal/vaginal swab taken from a pregnant woman. If approved, hospitals will be able to use our test to identify Group B Strep colonization in pregnant women, who can then be treated with antibiotics to reduce the risk of transmission to the baby, reducing the risk of development of sepsis in the newborn. We received clearance from the FDA in April 2015 for our Group B Strep test and launched it commercially in June 2015.

Our Assays Under Review with the FDA

Staphylococcus Identification and Resistance Blood Infection Panel

Staphylococcus aureus is a major cause of hospital and community-acquired infections and is associated with high rates of morbidity and mortality. Methicillin-resistant Staphylococcus aureus, or MRSA, is a potentially life-threatening infection that most frequently occurs in the hospital setting. Rapid diagnosis of Staph blood infections has been shown, in a report published in Clinical Practice in 2010, to save up to approximately $7,000 per patient and shorten length of hospital stay by 6.2 days.

Our Staph ID/R panel is designed to be a multiplex panel to (i) identify species of Staphylococcus infections based on the detection of highly discriminatory and specific DNA sequences within a bacterial replication gene, (ii) detect the mecA gene, which confers drug resistance, directly from positive blood cultures and (iii) provide information on the antibiotic resistance profile of the bacteria. This test is designed to produce a result in less than one hour. Our Staph ID/R panel is designed to provide over 99% positive predictive value, or PPV, after only two blood draws, accelerating time to patient diagnosis and appropriate treatment.

With existing Staphylococcus tests, nearly one third of all positive blood cultures are not true infections, and result to contamination during the blood draw. On the other hand, in our study of 99 single-pathogen clinical samples, our test demonstrated 99% accuracy in identifying different Staphylococcus species. Our Staph ID/R panel’s increased ability to distinguish true infections from false positives is due to its ability to differentiate among seven species of Staphylococcus, and as a result, to distinguish between true infection and contaminants. We filed a 510(k) application for our Staph ID/R panel in August 2015. Our Staph ID/R panel is not cleared by the FDA or available for commercial sale.

Shiga Toxin Producing E.Coli (STEC) Test

Escherichia coli (E. coli) bacteria normally live in the intestines of healthy people and animals. Most varieties of E. coli are harmless or cause relatively brief diarrhea, but a few strains, such as E. coli O157:H7, can cause severe abdominal cramps, bloody diarrhea and vomiting.

Our STEC Test is designed to be a rapid test that identifies Shiga toxin produced by E. coli, including E. coli O157:H7 which is the most serious type of E. coli contracted from contaminated food. We filed a 510(k) application for our STEC test in October 2015. Our STEC test is not cleared by the FDA or available for commercial sale.

Our Assays in Development

Staphyloccocus aureus Pre-Surgical Nasal Screen

Staphyloccocus aureus (SA) often colonizes the nasal passages and other warm moist areas in healthy humans. Harmless in most circumstances, the colonization represents real risk to patients undergoing surgery. In fact studies have shown the relative risk of post-surgical infection is up to eight and a half times greater in carriers of SA than in non-carriers.

We expect that our SA nasal screening test will be a rapid test for the presence of SA in the nasal passages of a pre-surgical patient. If approved, we believe that hospitals will be able to use our test to identify pre-surgical patients who are SA carriers and treat those patients with topical antibiotics, which has been shown in multiple peer-reviewed studies to significantly reduce the risk of post-surgical infection. Our SA pre-surgical nasal screen test is not cleared by the FDA or available for commercial sale.

Stool Bacterial Pathogenic Panel

According to the Agency for Healthcare Research and Quality, there were nearly five million U.S. hospital visits in 2010 for gastrointestinal distress that suggested food-borne illness. In 2010, inpatient costs attributable to patients suffering from gastrointestinal infections cost the healthcare system nearly $1.8 billion. One of the challenges faced by physicians assessing a patient with symptoms of gastrointestinal infection is determining the underlying cause.

We expect that our Stool Bacterial Pathogenic panel will detect the main causes of food poisoning. If approved, we believe that hospitals will be able to use our panel to identify the causative pathogen of food poisoning and provide appropriate treatment quickly, improving patient outcomes. Additionally, the results may be used to aid public health agencies to track causes of food poisoning outbreaks. Our Stool Bacterial Pathogenic panel is not cleared by the FDA or available for commercial sale.

Candida Blood Infections Panel

According to the United States Center for Disease Control there are 46,000 Candida blood infections annually in the U.S. Candida infections, although rare, have mortality rates as high as 40% if not diagnosed quickly. Our candida panel is a multiplex panel that will be designed to identify five species of Candida directly from positive blood cultures. We expect to complete product development and begin a clinical trial on our Candida panel in second half of 2016. Our Candida blood infections panel is not cleared by the FDA or available for commercial sale.

Pertussis

Pertussis, also known as whooping cough, is a highly contagious respiratory disease caused by the bacterium Bordetella pertussis. In 2012, there were over 48,000 cases reported in the United States and over 16 million worldwide. We expect to complete the pre-clinical development of our Pertussis test in the first half of 2016. Our Pertussis test is not cleared by the FDA or available for commercial sale.

Chlamydia tracomatis / Neisseria gonorrhoeae.

According to the CDC, there are over 1.4 million new reported CT infections each year however, it is estimated that there are over 2.8 million infections in the U.S. CT can cause cervicitis in women and urethritis and proctitis in both men and women. Chlamydial infections in women can lead to serious consequences including pelvic inflammatory disease (PID), tubal factor infertility, ectopic pregnancy, and chronic pelvic pain. Gonorrhea is a very common infectious disease. CDC estimates that approximately 820,000 new gonorrheal infections occur in the United States each year, and that less than half of these infections are detected and reported to CDC.1 CDC estimates that 570,000 of them were among young people 15-24 years of age. In 2013, 333,004 cases of gonorrhea were reported to CDC. We expect to complete the pre-clinical development of our CT/NG test in the second half of 2016. Our CT/NG test is not cleared by the FDA or available for commercial sale.

Our Technology

Our proprietary and patented technology is based on detection of DNA targets on a coated silicon chip with results visible to the naked eye. DNA naturally forms a double-stranded structure, with each strand binding with high affinity and selectivity to a complementary strand. Our technology can detect DNA target strands of interest by attaching complementary strands of DNA to the chip surface, called capture probes, using our proprietary technology and processes. The capture probe can thereby immobilize the DNA target of interest. In order for the DNA target to be detected, it is labeled with biotin, a small molecule which can be used to create a signal in the diagnostic test. Biotin, immobilized onto the chip surface via DNA target hybridization to the DNA probe, will bind to a molecule which recognizes biotin and is conjugated to a signal generating enzyme, horseradish peroxidase, or HRP. Immobilized HRP can be reacted with a complex mixture to create a large colored product which deposits on the chip surface. This deposit causes the color of the chip surface to change. This color change is readily apparent to the naked eye as a dot in the vicinity of the DNA probe. In order to create tests with appropriate sensitivity for the given clinical indication, we can either amplify the quantity of DNA targets of interest or amplify the biotin-based signal. Each of these amplification approaches also serve to label DNA target(s) of interest with biotin.

Our Technology: Detection of On-chip Helicase Dependent Amplification (HDA) Reactions

Within the cartridge three distinct processes occur: sample processing, amplification, and detection. During sample processing, the specimen is treated to remove clinical matrices such as blood or feces that may interfere with assay results and is treated to break open cells to release potential DNA targets. Next, the sample is subjected to target amplification to create billions of copies of target DNA to improve assay sensitivity and to label each target with biotin. Finally, detection is triggered by hybridization of the biotin-labeled target DNA with capture probes on the chip surface. The chip is currently configured to hold as many as 64 probes, including controls, each of which can be configured to detect a different target DNA, enabling highly multiplexed testing. If signal amplification is used, a proprietary polymer is added to the detection reaction, which converts each target DNA associated biotin into 80 additional biotins to improve detection sensitivity. All waste generated from the assay is stored in a self-contained waste chamber which significantly reduces contamination risk.

Target Amplification. Helicase-dependent amplification, or HDA, is a process that utilizes an enzyme, helicase, to unwind double-stranded DNA to create two single strands through isothermal, or single temperature, amplification. Once this DNA is single-stranded, complementary DNA primers, which are short pieces of DNA that are complementary to the DNA target, can hybridize. Through the action of an enzyme, DNA polymerase, the DNA primers grow, or extend, to create a complementary strand of the DNA target, creating double-stranded DNA again. This process can be repeated and the degree of copying, or amplification, is exponential, so that billions of copies can be created. HDA is a method already commercially available for detection of DNA targets, however, it is a mistake-prone process. DNA primers can incorrectly hybridize to non-target DNA at lower temperatures and be copied, creating so-called primer artifacts, which leads to tests that are slow and poorly sensitive.

Our patented target amplification approach, termed blocked primer-mediated, helicase-dependent amplification, or bpHDA, utilizes blocked primers to enhance test speed and sensitivity. Blocked primers are DNA primers that contain a block at lower temperatures, where most incorrect hybridization events occur, preventing extension of the DNA primers or copying of the DNA target. As the temperature is raised, incorrect hybridization events are not stable and fall apart, but hybridization of DNA primers to complementary DNA targets is still very strong and an enzyme, RNase H, becomes active which can remove the block in blocked primers hybridized to DNA targets only. As a result, the accuracy of the process is dramatically improved, leading to faster and more sensitive tests. In order to label the DNA target for detection, each DNA primer has a biotin molecule attached to one end.

Our platform is also capable of performing polymerase chain reaction, or PCR, which is a widely used method of DNA amplification. Our Group B Strep test is our first commercial test to utilize PCR.

Signal Amplification. Our patented signal amplification approach, which we refer to as AMPED, utilizes a bridging molecule to connect the biotin label on each DNA target to a polymer containing 80 biotins, thereby amplifying the signal up to 80 times in our diagnostic tests. The AMPED polymer works in the presence of blood, mucus, and feces typically present in clinical samples, thereby simplifying sample processing. The AMPED signal amplification process takes approximately 20 to 30 minutes and is a more rapid approach for detection of DNA targets than target DNA amplification, which typically takes 45 to 120 minutes. The patented AMPED polymer is highly water soluble and stable and displays low non-specific binding properties, which are critical requirements for highly specific signal amplification approaches.

Based on papers published in peer-reviewed journals, we believe our AMPED detector to be among the most sensitive in the industry with a proven limit of detection of 20,000 DNA molecules. We believe this limit of detection will be more than adequate for us to develop assays focused on the nascent “direct from whole blood” market which we believe has the potential to be exceptionally disruptive by eliminating the need for culturing blood prior to testing. Currently patients suspected of having a blood infection (sepsis) have their blood drawn. That sample is then cultured for a day before testing, but published studies consistently show that treatment within 12 hours of symptoms has significant clinical benefit. Direct from whole blood testing has the potential to eliminate the need for culture, speeding diagnosis to under 12 hours, thus potentially improving patient morbidity and mortality.

Diagnostic Cartridges. Our patent-pending diagnostic cartridges are self-contained devices specifically configured for a given diagnostic assay. The diagnostic cartridge is injection molded and includes features such as reaction chambers, a waste chamber, and channels to direct the movement of fluids. The diagnostic cartridge also contains a coated silicon detection chip consisting of an array of up to 64 DNA probes, including controls. Integrated into the diagnostic cartridge are lance devices for the reagent blister packs and stirring devices. Reaction chambers and fluid channels are covered with a clear thermoplastic to form liquid-tight features. All of the reagents necessary to perform the assay are stored within blister packs affixed to the cartridge, other than the target amplification reagents, which are stored as a freeze-dried pellet. The diagnostic cartridge utilizes patent-pending methods for controlling the flow of fluid and managing air to prevent bubbles. The diagnostic cartridge also contains bar coded information related to the test, including the cartridge lot number and expiration date.

Analyzer. The analyzer is an on-demand system controlled by an external touch screen or laptop. Each analyzer contains a module into which individual diagnostic cartridges are placed. Once a diagnostic cartridge has been loaded with a clinical specimen, the cartridge is inserted into the analyzer. The cartridge is then advanced onto a platform allowing access from above and below. The analyzer has three main sub-platforms to execute the diagnostic test: reagent flow control, thermal control, and the optical imaging platforms. To control reagent flow and delivery, valve actuators, which control fluid movements, and lance actuators, which lance blister packs, are located below the cartridge. Motors for mixing reactions and stepper motors, which serve to flatten blister packs and drive fluid into reagent channels, are located above the cartridge. Optical sensors located adjacent to the fluidic paths in the cartridge are used to determine fluidic movements. Compression valves are used to isolate regions of the cartridge for individual steps of the diagnostic assay. Multiple resistive heaters with thermocouple feedback are used to control temperature for each of the steps of the process. Once the test is complete a digital camera captures the resulting visible features. Processing and filtering techniques and multiple custom algorithms are used to determine test results, which are displayed on the touch screen or printed automatically.

The touch screen controls each analyzer, provides power and analyzes and stores data. Technicians can load patient identification numbers and reagent lot codes by using the included bar code scanner or the touch screen.

Advantages of Our Technology

Low Cost Design. Our technology was designed to use injection molded parts and filled blister packs can be produced in high volumes at relatively low cost. Production of the coated silicon chip uses existing semi-conductor processes and capital equipment. Our isothermal target amplification uses a relatively inexpensive heater which does not need to actively manage heat with coolers and fans. A low cost digital camera captures the visible results. Our proprietary DNA probe chemistry enables us to produce assays at relatively low cost.

Easy to Perform On-demand Testing. Our technology uses a sample-to-result approach. The customer loads a liquid clinical specimen into the diagnostic cartridge, closes it, inserts it into the analyzer and enters patient information to initiate each assay. The results are automatically generated with no user interpretation or intervention required. Hands-on time is less than 10 minutes for our C. diff test and we expect hands-on time to be generally less than 5 minutes for assays under development. Additionally, on-demand testing allows the technician to test samples as they come into the laboratory. Finally, the presence of comprehensive built-in controls means that the technician is not required to test external control samples to assure the quality of assay results. This allows laboratories to be more efficient with limited resources.

High Performance Assay Results. Our technology is capable of highly specific and sensitive detection of nucleic acids. For target DNA from multiple pathogen types, we can routinely detect fewer than three organisms using our bpHDA target amplification approach and have detected the identity of as few as 100 organisms using our AMPED signal amplification approach. Because the speed of bpHDA is only limited by the speed of the enzymes, we have demonstrated the ability to detect target DNA in less than 20 minutes of amplification time.

High Content Panels. Each of the 64 capture probes in our cartridge act independently to produce highly specific and sensitive detection for a given DNA target. The chip is optimized so that changes as small as a single base in DNA target sequence can be readily detected, allowing for detection of clinically meaningful mutations in DNA target samples. Our bpHDA technology is highly specific, allowing for simultaneous amplification of multiple DNA targets. The AMPED approach can be used to directly detect clinical specimens, thereby eliminating typical limitations of multiplexing. We expect the combination of highly multiplexed amplification and detection will allow for information-rich, multi-target panel results that allow clinicians to both rule-out and rule-in causes of disease. We believe this approach will lower testing costs and speed up the time to appropriate patient treatment, improving patient outcomes.

Ease of Development of New Assays. Early diagnostic test prototypes can be developed using our standard 96 well plates capable of processing 96 samples in a single experiment, rather than processing individual samples in the analyzer. We believe that this capability allows us to more easily develop and optimize new assays before transferring the design to the instrumented platform. Additionally, well-established software tools enable us to design and develop DNA probes and primers. The flexibility of the cartridge design allows for utilization of an efficient, low-cost approach for sample processing.

License Agreements

BioHelix. We hold non-exclusive licenses to key technologies from BioHelix related to isothermal amplification of nucleic acid targets, utilizing helicase-dependent amplification, or HDA. The term of this license agreement extends until the expiration of all the patents associated with the licensed patent rights, or until such time as we elect to terminate with 30 days’ notice. This license is limited to the fields of human diagnostic testing for the detection of pathogens that the Company identifies to BioHelix utilizing our solid chip surface detection and contains diligence and U.S. preference provisions. To date, these technologies have resulted in three issued U.S. patents, one issued European patent and one pending international patent family. In addition, these technologies may include related technologies that BioHelix may develop in the future. The BioHelix technologies are the basis of our nucleic acid amplification approach. In May of 2013, Quidel Corporation, a competitor of ours, purchased BioHelix. We pay a royalty fee for the licensing of this technology based on a percentage of our “Net Sales” of assays using these technologies (as defined in the license agreement).

IDT. In August 2010, we entered into a license agreement with Integrated DNA Technologies, or IDT, related to the use of blocked primers in combination with HDA. The term of this license agreement extends until the expiration of all the patents associated with the licensed patent rights, or until such time as we elect to terminate with 90 days’ notice. The license is exclusive to the fields of amplification utilizing HDA and detection of diagnostic targets in human in-vitro diagnostic testing, but is non-exclusive to all oncology and human papilloma virus targets or markers. These technologies have resulted in four pending U.S. patent applications and one issued European patent. We pay a royalty fee for the license of this technology based on a percentage of our “Net Sales” of products using these technologies (as defined in the license agreement).

Pursuant to the terms of these license agreements, we pay royalty fees in the aggregate equal to 14% of our worldwide “Net Sales” of those products that use these technologies (as defined and adjusted pursuant to the terms of the applicable license agreements). Our C. diff product is our only commercial product that uses these technologies. Our products under review by the FDA and all of our products under development do not use these technologies and will not be subject to royalty fees.

Market Opportunity

We believe the global market for molecular diagnostic testing is approximately $5.0 billion per year and will experience a growth rate of approximately 12% per year over the course of the next several years based on research published by outside market research firms. We believe our proprietary sample-to-result platform is best suited to address a subset of this market, including hospital-acquired infections and other infectious diseases.

•	C. diff. According to the Agency for Healthcare Research and Quality, there are 347,000 cases of C. diff annually in the United States;

•	Group B Strep. According to the CDC, there were 4.0 million live births in the United States in 2012 and nearly every pregnant woman in the United States is tested for Group B Strep in the late third trimester;

•	Staphylococcus Identification and Resistance Panel. According to a market survey, there are 4.2 million positive blood cultures each year in the United States;

•	Shiga Toxin Producing E. coli. According to the Agency for Healthcare Research and Quality, there were nearly five million U.S. Hospital visits in 2010 for gastrointestinal distress that suggested food-borne illness and each of these patients could potentially be tested for STEC;

•	Staph Aureus Pre-Surgical Screening. According to the CDC, there were 51.4 million in-patient and outpatient surgeries in the United States in 2010. These surgeries represent the primary market for our SA Pre-Surgical Nasal Screen test, as every surgical patient could potentially be tested; and

•	Stool Bacterial Pathogenic Panel. According to the Agency for Healthcare Research and Quality, there were nearly five million U.S. hospital visits in 2010 for gastrointestinal distress that suggested food-borne illness and each of these patients could potentially be tested for food borne pathogens.

We anticipate that the market for the molecular diagnostic assays on which we are focused will increase significantly over the next several years. We believe that many factors are driving growth of this market, particularly the accelerating adoption of molecular testing inside the hospital micro-biology lab. Based on published research we believe that fewer than half of all hospitals are currently using molecular testing for their infectious disease testing. More importantly, we believe that a far smaller fraction of all testing done in hospital labs is molecular. We believe that as molecular testing becomes more cost effective, its advantages of faster time to result and higher sensitivity relative to legacy testing methods will lead more and more hospitals to convert to molecular testing.

Our diagnostic tests are currently sold in the United States, Europe and New Zealand. We currently utilize a direct sales and support team in the United States and in certain key European countries and New Zealand utilize distributors, which we expect will be augmented by marketing partners and distributors in other strategic areas as we expand internationally.

According to the US Center for Disease Control, in 2011 there were approximately 5,700 hospitals in the United States, approximately 4,900 of which are under 400 beds and which we refer to as small to medium sized hospitals. According to outside research, fewer than half of those smaller hospitals have made the switch to molecular methods for diagnosing infectious disease. Based on our competitors’ public statements and published independent reports, we believe that 20% of small-to-medium sized hospitals have a sample to result molecular system. We believe these hospitals are excellent candidates for our molecular diagnostic systems. We believe that our platform will enable these hospitals—many of which could not previously afford more expensive or complex molecular diagnostic testing platforms—to modernize their laboratory testing and provide better patient care at an affordable cost.

As of January 31, 2016, we have 21 sites in evaluation or scheduled to begin an evaluation in the first quarter of 2016. During the evaluation period, potential customers utilize our platform alongside their current testing method (molecular or non-molecular) and at the end of the evaluation period determine if they are interested in switching to our platform, as evidenced by the purchase of our assays on a recurring basis, or by remaining with their current testing method. Our recent customer and evaluation history is as follows:

	U.S. Customers	Active Evaluations (1)	Scheduled Evaluation
Third Quarter 2014	80	4	1
Fourth Quarter 2014	84	15	28
First Quarter 2015	101	27	25
Second Quarter 2015	115	12	37
Third Quarter 2015	143	13	51
Fourth Quarter 2015	186	11	20
January 2016	201	8	13

(1)	In process at the end of the quarter or the month.

Research and Development

As of December 31, 2015 we had 36 employees focused on research and development. Our research and development expenditures were approximately $6.3 million, $3.3 million, $4.6 million, and $3.3 million for the nine months ended September 30, 2015 and 2014, and the twelve months ended December 31, 2014 and 2013, respectively. The increase in research and development expenses from 2013 to 2014 was primarily due to our focus on growing our diagnostic assay pipeline and the initiation of two clinical trials during the second half of 2014. In the future we expect our research and development expenses to continue to increase as we allocate additional resources to developing and obtaining regulatory approval for assays under development. We will also allocate research and development resources to improve our product reliability and enhance our diagnostic cartridge manufacturing process.

In addition to the two assays we have cleared, the two assays under review with the FDA or the six assays in late stage development. Our product offerings will include low-plex tests, multi-plex panels and direct from whole blood tests or panels.

Our molecular assay for Group B Strep is a class II device for which we received FDA clearance in April 2015. The molecular test detects Group B Strep from rectal/vaginal swabs obtained from pregnant women and incubated overnight in culture medium. The study was performed at three U.S. hospital laboratories: Indiana University School of Medicine; Medical College of Wisconsin; and Tricore Laboratories. Each site tested approximately 250 growth positive LIM broths (750-800 total samples). Each tested sample was compared to a gold standard culture-based method.

We anticipate that our molecular panel for Staphylococcus blood infections, Staph ID/R, will be a class II device requiring a 510(k) clearance. To support the submission we are running a multi-center study at three to four U.S. hospital laboratories, Tricore Laboratories, Indiana University Health, ARUP and Primary Children’s Medical Center, Salt Lake City. The four sites collectively tested approximately 785 samples. Each sample will be compared to two culture reference methods as required by the FDA, an automated biochemical method for species identification and cefoxitin disk diffusion for mecA gene detection. The study design was reviewed by the FDA in their pre-Submission process.

We anticipate that our molecular assay for Shiga toxin producing E. coli, STEC, will be a class II device requiring a 510(k) clearance. To support the submission we are running a multi-center study at five U.S. hospital laboratories, Tricore Laboratories, Medical College of Wisconsin, Laboratory Alliance of Central New York, Children’s Hospital LA and Primary Children’s Medical Center, Salt Lake City. The five sites collectively tested approximately 1,115 samples. Each sample will be compared to three different reference methods, an FDA approved broth/EIA test to detect Shiga toxin, a validated DNA sequencing method also to detect Shiga toxin, and a plate culture/latex agglutination test to detect serotype O157. The study design was reviewed by the FDA in their pre-Submission process.

Manufacturing

We manufacture our proprietary diagnostic cartridges and analyzers in Salt Lake City, Utah. We currently hand-build our diagnostic cartridges and purchase materials at higher per unit cost due to lower purchase volumes. We believe that investment in automation of portions of our manufacturing and assembly process and volume purchase pricing will significantly improve our gross margins and enhance our ability to provide a low cost solution to customers. We perform reagent formulation, diagnostic cartridge manufacturing and packaging of final components and diagnostic cartridges in accordance with applicable guidelines for medical device manufacturing. We currently lease approximately 33,000 square feet of manufacturing space, which we believe will be adequate to meet our manufacturing needs for the foreseeable future. The lease expires in April 2016 and has a one year option for renewal. We also rely on third party suppliers, including sole source suppliers in certain instances, for certain reagents used in our products and much of the disposable component molding for our test cartridges.

We have implemented a quality management platform designed to comply with FDA regulations and ISO standards governing diagnostic medical device products. These regulations carefully control the design, manufacture, testing and release of diagnostic testing products, as well as raw material receipt and control. We also have controlled methods for the consistent manufacturing of our proprietary diagnostic cartridge, and analyzers at our facility.

Headquarters

We have signed a lease for approximately 13,399 square feet of office space located at 420 E. South Temple, Suite 520, Salt Lake City, UT 84111 for use as our executive offices and labs. Base rent payments due under the lease are expected to be approximately $1,231,526 in the aggregate over the term of the lease (65 months from the date of commencement). The commencement date began on December 1, 2015. While the tenant improvements are being completed we are leasing temporary office space in the same building on a monthly basis for base rent of $8,437 per month.

Sales and Marketing

Our current sales and marketing strategy is to expand the installed base and utilization of our platform and diagnostic assays. Our C. diff test is sold in the United States through a nine person direct sales force and a technical specialist service organization of four, which is supported by a centralized team of marketing, customer support, and technical support personnel.

Our sales representatives typically have experience in molecular diagnostic testing and a network of hospital contacts within their respective territories. We utilize our representatives’ knowledge along with market research databases to target and qualify our customers. We execute a variety of sales campaigns and strategies to meet the buying criteria of the different customer segments we serve. To support our expanding molecular assay menu and the anticipated growth in our customer base, we continue to make investments in these customer facing organizations.

In the United States, our sales cycle typically includes customer evaluations, a decision to use our platform and then validations of our platform and the C. diff test. Upon successful validation the evaluating entity becomes a customer. This process has taken between 25 and 64 days from the time we install the analyzer at the evaluation site and has been decreasing. We believe that the sales cycle has been reduced over time due to higher market acceptance of molecular testing for infectious diseases and improvement we have made to the selling process. For example, for our customers that run the C. diff test, from initial commercialization through the end of 2014, the sales cycle was 61 days, during the first half of 2015 the sales cycle was 64 days and during the second half of 2015 was 30 days.

The analyzer is provided to the customer for their use with our assay but we retain ownership and control of the analyzer; we refer to our relationship with our customers as a vending machine model (or modified razor / razor blade). The customer buys our proprietary diagnostic cartridge from us and utilizes one disposable test cartridge each time they run an assay. Our revenue from U.S. customers is derived solely from the sales of assays.

We refer to the percentage of customers that elect to switch to our platform and purchase our diagnostic tests after receiving and evaluating our platform as our “win rate”. This is a metric that we use to determine our sales efficiency and our market acceptance. Our win rate calculation is determined without any minimum or recurring purchase threshold. Our win rates over various periods since we launched our C. diff product commercially are as follows:

	Number of Evaluations	Win Rate
Full Year 2013	86	69%
Full Year 2014	49	76%
Full Year 2015	133	86%
Since Commercial Launch (as of December 31, 2015)	272	79%

We offer our C. diff test and our platform for sale in the European Union and New Zealand through a network of distributors. Unlike the U.S. market, we sell the platform and assay to the distributor, who then sells them directly to the customer.

Customers

In the nine month period that ended on September 30, 2015, one customer, Vista Clinical Lab, represented 7.9% of our total revenue. For the year ended December 31, 2014 one customer, Vista Clinical Lab, represented 10.9% of our total revenue. In 2013, two customers, Baptist Health Louisville and Vista Clinical Lab, represented 10.4% and 13.4% respectively. No other customers accounted for more than 10% of our total revenue during these periods.

We define customers in terms of the number of customer sites actively reporting results using our platform. As of December 31, 2015, we had 222 customers worldwide (201 in the United States and 21 in the rest of the world), who use an aggregate of 453 analyzers.

Our U.S. customers represented approximately 98% of our total revenue for the nine months ended September 30, 2015, approximately 97% of our total revenue in 2014 and approximately 97% in 2013. We do not enter into sales agreements with our U.S. customers and sell our products using purchase orders. We enter into distribution agreements with distribution partners for sales outside the U.S.

Competition

We primarily compete with other molecular diagnostic testing manufacturers, such as Cepheid, Meridian Bioscience, Inc., Nanosphere, Inc., Qiagen NV, Roche Diagnostics, Quidel Corporation, bioMerieux (which recently acquired Biofire Diagnostics, Inc.), T2 Biosystems, Becton, Dickinson and Company, GenMark Diagnostics, Inc., Hologic and others. We believe that we compete primarily on the basis of our platform’s speed, accuracy, ease of use and relatively low cost. We believe that the approval of additional assays will make our solution more attractive to our customers and prospective customers.

Many of our competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales and distribution organizations than we do. Many of our competitors also offer broader product lines and have greater brand recognition than we do. Moreover, our existing and new competitors may make rapid technological developments that may result in our technologies and products becoming obsolete before we recover the expenses incurred to develop them or before they generate significant revenue.

Intellectual Property, Proprietary Technology

We integrate capabilities in platform design, development, production and DNA amplification technologies, along with design, development and manufacture of primers, probes, dyes, quenchers and other individual reagent components. We have and are continuing to develop our own proprietary intellectual property along with licensing specific third-party technologies.

We have an issued patent covering bpHDA, which is used in our C. diff test. bpHDA, or Blocked Primer Helicase Dependent Amplification, is our patented technology creating “target-dependent hot start” functionality in HDA amplification reactions. bpHDA utilizes a blocked primer technology such that amplification is not activated until the target analyte of interest is bound to the blocked primer at an elevated temperature used for HDA amplification, wherein the block is removed by a highly specific enzyme, allowing for amplification to proceed. We believe this approach significantly improves assay speed and limits of sensitivity such that single cells present in clinical specimens may be amplified to detectable levels in as few as 17 minutes. Multiplex product development is also simplified, allowing for more complex assays in a single reaction with up to four unique primer sets demonstrated to work as of December 31, 2014.

(BP)-HDA: Great Basin Proprietary Hot Start Amplification Technology

We also have an issued patent for our amplification method in the presence of the coated silicon chip, a method which we intend to use in each of our assays. We also have issued patents for the AMPED signal amplification method, which we intend to utilize in assays currently under development. The issued patents described above were issued in the United States and begin expiring in 2028. Our issued patents are pending in Europe and Canada as well as one application pending in Japan. All current maintenance fees payable regarding these issued patents have been paid.

Our competitive success will be affected in part by our continued ability to obtain and maintain patent protection for our inventions, technologies and discoveries, including intellectual property that includes technologies that we license. We have patents covering technologies of our own and have licensed technologies from others. Our pending patent applications may lack priority over applications submitted by third parties or may not result in the issuance of patents. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements, licenses and other contractual provisions and technical measures to maintain and develop our competitive position with respect to intellectual property. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. For example, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries, as many countries do not offer the same level of legal protection for intellectual property as the United States. Furthermore, for a variety of reasons, we may decide not to file for patent, copyright or trademark protection outside of the United States. Our trade secrets could become known through other unforeseen means. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology. Our competitors may also develop similar products without infringing on any of our intellectual property rights or design around our proprietary technologies. Furthermore, any efforts to enforce our proprietary rights could result in disputes and legal proceedings that could be costly and divert attention from our business. We could also be subject to third-party claims that we require additional licenses for our products, and such claims could interfere with our business. If our products infringe the intellectual property rights of others, we could face costly litigation, which could cause us to pay substantial damages and limit our ability to sell some or all of our products. Even if our products were determined not to infringe the intellectual property rights of others, we could incur substantial costs in defending any such claims.

We hold non-exclusive licenses to key technologies from BioHelix related to isothermal amplification of nucleic acid targets, utilizing helicase-dependent amplification, or HDA. This license is limited to the fields of human diagnostic testing for the detection of pathogens that the Company identifies to BioHelix utilizing our solid chip surface detection and contains diligence and U.S. preference provisions. To date, these technologies have resulted in three issued U.S. patents, one issued European patent and one pending international patent family. Additionally, these technologies may include related technologies that BioHelix may develop in the future. The BioHelix technologies are the basis of our DNA amplification approach. In August 2010, we entered into a license agreement with Integrated DNA Technologies, or IDT, related to the use of blocked primers. The license is exclusive to the fields of amplification utilizing HDA and detection of diagnostic targets in human in-vitro diagnostics, but is non-exclusive to all oncology and human papilloma virus targets or markers. These technologies have resulted in three pending U.S. patent applications and one issued European patent.

Government Regulation

The design, development, manufacture, testing and sale of our molecular diagnostic assays are subject to regulation by numerous governmental authorities, principally the FDA, and corresponding state and foreign regulatory agencies.

Regulation by the FDA

In the United States, the FDCA, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, pre-clinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. The FDA regulates the design, manufacturing, servicing, sale and distribution of medical devices, including molecular diagnostic test kits and instrumentation platforms. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization required applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval, also called PMA. The type of marketing authorization required is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling and adherence to the FDA’s current Good Manufacturing Practices and Quality Platform Requirements, as reflected in its QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or post-market surveillance. Class III devices are high risk devices for which insufficient information exists to assure safety and effectiveness solely through general or special controls. Class III devices include life-sustaining, life-supporting or implantable devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

Most Class I devices and some Class II devices are exempted by regulation from FDA’s premarket review requirement and can be commercialized without prior authorization from the FDA. Some Class I devices that have not been so exempted and most Class II devices are eligible for marketing through the 510(k) clearance process. By contrast, devices placed in Class III generally require PMA or 510(k) de novo clearance prior to commercial marketing. We anticipate that our molecular assays for Staphylococcus blood infections, Shiga toxin producing E. coli, and Staph ID/R will each be a Class II device requiring a 510(k) clearance.

510(k) Clearance

To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a device legally marketed in the United States that is not subject to PMA, commonly known as the “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. Demonstration of substantial equivalence may require clinical data. Although completion of the 510(k) review process is targeted for 90 days, these reviews typically take longer (e.g., up to 12 months or more) due to stoppage of the FDA review clock to address requests for additional information. Payment of a user fee is required for the FDA to initiate review of a 510(k) submission.

After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

Before submitting a medical device for 510(k) clearance, a series of studies (e.g., method comparison, precision, reproducibility, interference and stability studies) must be conducted to characterize the performance of the test.

In addition, clinical studies may be required to validate these performance characteristics in a clinical setting as well as to ensure that the intended users can perform the test successfully.

Although clinical investigations of most devices are subject to the investigational device exemption, or IDE, requirements, clinical investigations of molecular diagnostic tests, including our assays and assays under development, are generally exempt from the IDE requirements. Thus, clinical investigations by intended users for intended uses of our assays generally do not require the FDA’s prior approval, provided the clinical evaluation testing is non-invasive, does not require an invasive sampling procedure that presents a significant risk, does not intentionally introduce energy into the subject and is not used as a diagnostic procedure without confirmation by another medically established test or procedure. In addition, products must be appropriately labeled per FDA regulations to reflect the intended use of the product (e.g., for research use only or for investigational use only) and distribution controls must be established to assure that such products are distributed for those specified purposes.

PMA Applications

PMA applications must be supported by valid scientific evidence, which typically requires extensive performance data, including technical, pre-clinical, clinical and stability data, to demonstrate the safety and effectiveness of the device. A PMA application must also include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and the proposed labeling. Payment of a user fee is required for FDA to initiate review of a PMA application.

During the PMA application review period, the FDA may request additional information or clarification of information provided in the application. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

Although FDA review of an initial PMA application is required by statute to take between six to ten months, these reviews typically take longer (e.g., up to 2 years) due to stoppage of the FDA review clock to address requests for additional information. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	if it is not demonstrated that there is reasonable assurance that the device is safe or effective under the conditions of use prescribed, recommended or suggested in the proposed labeling;

•	if the data from pre-clinical studies and clinical trials may be insufficient to support approval; and

•	if the manufacturing process, methods, controls or facilities used for the manufacture, processing, packing or installation of the device do not meet applicable requirements.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which may contain conditions that must be met in order to secure final approval of the PMA application. If the FDA’s evaluation of the PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the application or issue a “not approvable” letter. A

“not approvable” letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the application approvable. The FDA may also determine that additional studies (pre-clinical and/or clinical studies) are necessary, in which case the PMA may be delayed for several months or years while these studies are conducted and the subsequent amendment to the PMA application is submitted. Once granted, approval of the PMA application may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards are not maintained or problems are identified following initial marketing.

Post-approval modifications to the manufacturing process, labeling, device specifications, materials or design of a Class III device may require approval of a PMA supplement. PMA supplements require submission of technical data to support implementation of the proposed change to the Class III device. Payment of a user fee is required for FDA to initiate review of a PMA supplement.

Regulation after FDA Clearance or Approval

Any devices we manufacture or distribute pursuant to clearance or approval by the FDA are subject to comprehensive and continuing regulation by the FDA and certain state agencies. We are required to adhere to applicable regulations setting forth detailed GMP requirements, as set forth in the QSR, which includes testing, control and documentation requirements. Non-compliance with these standards can result in fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510(k) clearance or PMA of devices, withdrawal of marketing approvals and criminal prosecutions. We have designed and implemented quality platform processes within our manufacturing facilities in order to comply with FDA’s GMP requirements.

Because we are a medical device manufacturer, we must also comply with the FDA’s medical device reporting requirements whenever there is evidence that reasonably suggests that one of our products may have caused or contributed to a death or serious injury. We must also report any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur.

Labeling, advertising, and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution. We have implemented quality platform processes and advertising/promotional policies designed to comply with these requirements.

Our facilities are also subject to periodic inspection by the FDA and foreign regulatory agencies for, among other things, conformance to the FDA’s QSR and current Good Manufacturing Practice requirements, as well as applicable foreign or international standards. The results of these inspections can include inspectional observations, which are recorded on FDA Form 483, regarding potential violations of the FDCA and related laws, warning letters, or other forms of enforcement. On February 27, 2013, the FDA issued a Form 483 after inspecting our manufacturing facility in Salt Lake City, Utah. The Form 483 included 17 observations of non-compliance with FDA’s requirements. These observations included the material finding of the FDA’s inspection which were noted in the Form 483 were that we did not have appropriate environmental testing to ensure that our contamination controls were adequate and our design history file was not complete. The FDA’s observations listed on a Form 483 do not constitute a final determination that we were in violation of any law or regulation and in response to the Form 483 we took corrective actions to address all 17 observations, including revising manufacturing and quality procedures, training personnel, and reconfiguring our existing manufacturing facilities, and informed the FDA that all observations had been resolved in a final update letter on February 7, 2014. We received a letter from the FDA, dated July 22, 2014, informing us that the inspection is closed. We do not anticipate the FDA to take further action or provide further notice with regard to this matter.

International Regulations

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain certification or approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ.

The European Union, or EU, which consists of 25 member countries, has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture, labeling, clinical trials and adverse event reporting for medical devices. Devices that comply with the requirements of relevant directives will be entitled to bear CE conformity marking, and, accordingly, can be commercially distributed throughout the member states of the European Union and other countries that comply with or mirror these directives. The method for assessing conformity varies depending upon the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, which is an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. Such an assessment in one country within the EU is required for a manufacturer to commercially distribute the product throughout the EU. In addition, compliance with voluntary harmonizing standards ISO 9001 and ISO 13845 issued by the International Organization for Standards establishes the presumption of conformity with the essential requirements for a CE marking. In order to maintain CE Mark certification, we are subject to both announced and unannounced inspections by the notified body. Significant changes to the device or manufacturer’s quality system are also subject to approval by the notified body. Reporting of certain adverse events and product recalls to the national health authorities is required for compliance with the directive. Member states may also require registration of devices and translation of labeling into national languages.

Environmental Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Some of these laws require us to obtain licenses or permits to conduct our operations. We have numerous policies and quality platform procedures in place to ensure compliance with these laws and to minimize the risk of occupational exposure to hazardous materials. We do not expect the operations of our products to produce significant quantities of hazardous or toxic waste or radiation that would require the use of extraordinary disposal practices. Although the costs to comply with these applicable laws and regulations have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Export Regulations

Medical devices that are legally marketed in the United States may be exported anywhere in the world without prior FDA notification or approval. Devices that have not been approved or cleared in the United States must follow the export provisions of the FDCA. Depending on which section of the FDCA we may export under, we may need to request an export permit letter or export certificate, or we may need to submit a simple notification. Export certificates may be requested by foreign customers or foreign governments to provide proof of the products’ status as regulated by the FDA. The export certificate is prepared by FDA and contains information about a product’s regulatory or marketing status in the United States.

Clinical Laboratory Improvement Amendments of 1988 (“CLIA”)

The use of our assays is also affected by CLIA, and related federal and state regulations, which provide for regulation of laboratory testing. Any customers using our assays for clinical use in the United States will be regulated under CLIA, which establishes quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test was performed. In particular, these regulations mandate that clinical laboratories must be certified by the federal government or a federally approved accreditation agency, or must be located in a state that has been deemed exempt from CLIA requirements because the state has in effect laws that provide for requirements equal to or more stringent than CLIA requirements. Moreover, these laboratories must meet quality assurance, quality control and personnel standards, and they must undergo proficiency testing and inspections. The CLIA standards applicable to clinical laboratories are based on the complexity of the method of testing performed by the laboratory, which range from “waived” to “moderate complexity” to “high complexity.” We expect our future assays to all be rated moderately complex or meet the CLIA waiver criteria for tests that are simple and are judged by the FDA to process a low risk for erroneous results.

Foreign Government Regulation

Although it is not a current focus we intend to market our products in European and other select international markets in the future. The regulatory pre-market requirements for molecular devices vary from country to country. Some countries impose product standards, packaging requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject us to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. For products sold in the European Economic Area, we have self-declared a Declaration of Conformity under the relevant sections of the applicable European Community standards and other normative documents.

Fraud and Abuse Regulations

We are subject to numerous federal and state healthcare anti-fraud laws, including the federal anti-kickback statute and False Claims Act that are intended to reduce waste, fraud and abuse in the healthcare industry. These laws are broad and subject to evolving interpretations. They prohibit many arrangements and practices that are lawful in industries other than healthcare, including certain payments for consulting and other personal services, some discounting arrangements, the provision of gifts and business courtesies, the furnishing of free supplies and services, and waivers of payments. In addition, many states have enacted or are considering laws that limit arrangements between medical device manufacturers and physicians and other healthcare providers and require significant public disclosure concerning permitted arrangements. These laws are vigorously enforced against medical device manufacturers and have resulted in manufacturers paying significant fines and penalties and being subject to stringent corrective action plans and reporting obligations. We must—and do—operate our business within the requirements of these laws and, if we are ever accused of violating them, we could be forced to expend significant resources on investigation, remediation and monetary penalties. Violators of these laws are punishable by criminal and civil monetary penalties, imprisonment and exclusion from federal and state healthcare programs.

Employees

As of December 31, 2015, we have 134 full-time employees located in Salt Lake City, Utah and other locations throughout the United States. We also contract for hire with approximately two outside consultants and contractors.

Legal Proceedings

On December 15, 2014, we received a notice from the Equal Employment Opportunity Commission, or EEOC, that an employee filed a claim with the EEOC. Specifically, this employee claimed disability discrimination in violation of the Americans with Disabilities Act of 1990, as amended. Based on our investigation, we believed the claim was without merit. On October 6, 2015, the claim was dismissed by the EEOC.

MANAGEMENT

Executive Officers and Directors

Set forth below is a list of the names, ages as of December 31, 2015 and positions, and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Ryan Ashton	55	President, Chief Executive Officer and Director
Robert Jenison	49	Chief Technology Officer and Senior Vice President of Research
Jeffrey Rona	47	Chief Financial Officer
David Spafford	55	Director and Executive Chairman
Kirk Calhoun	71	Director
Ronald Labrum	59	Director
Sam Chawla	41	Director

Ryan Ashton—President, Chief Executive Officer and Director. Mr. Ashton joined us in January 2005 and has served as our President, Chief Executive Officer and a Director since then. Prior to joining us, from 2001 to 2005 he served as the CEO of Printelligent Corporation. From 1999 to 2001 he served as the Vice President of Sales and Marketing at Inari Inc., a venture-funded technology start-up. Prior to that, Mr. Ashton was hired, in 1989, as a marketing manager of Megahertz Corporation, a manufacturer of communications products for mobile computing, by 1991 he was responsible for all sales and marketing for Megahertz Corporation. By the time his tenure with Megahertz Corporation ended when it was sold to U.S. Robotics in 1995, he was serving as Senior Vice President, Sales and Marketing.

We believe that Mr. Ashton possesses attributes that qualify him to serve as a member of our board of directors, including his depth of operating, strategic, transactional and senior management experience, in addition to his intimate knowledge of our Company, as he has been the CEO since 2005, overseeing the development of the technology and the commercialization of our first product.

Robert Jenison—Chief Technology Officer and Senior Vice President of Research. Mr. Jenison has served as Chief Technology Officer since 2006. From 1999-2006, Mr. Jenison was Associate Director, R&D of Thermo BioStar where he was responsible for establishing a molecular diagnostic testing business. From 1992-1999, Mr. Jenison was a Senior Research Associate at Nexstar Pharmaceuticals responsible for aptamer development. From 1990-1992, Mr. Jenison was a Scientist at ISIS Pharmaceuticals. From 1989-1990, Mr. Jenison was a Research Associate at Research Institute, Scripps Clinic. Mr. Jenison received a B.A.Sc. in Chemistry and Biochemistry from the University of California, San Diego.

Jeffrey A. Rona—Chief Financial Officer. Mr. Rona has served as the Chief Financial Officer since our IPO in 2014. Prior to that he was a financial consultant to Great Basin since 2013 and has served as the Managing Director of Rona Capital, LLC, a life sciences-focused transactional advisory consultancy, since 2011. From 2006 to 2011, Mr. Rona was the Chief Business Officer of GlobeImmune a private life sciences company. Prior to that, from 2003 to 2006, Mr. Rona was the Chief Financial Officer for AlgoRx Pharmaceuticals, a private life sciences company that was merged into a public traded company, Corgentech Inc. Mr. Rona was in the Investment Banking Department at UBS Warburg, a global securities and investment banking firm, from 2000 to 2002. From 1998 to 2000, Mr. Rona served as the Director of Finance and Corporate Development at Antigenics Inc., a life sciences company that went public in 2000, and Mr. Rona was responsible for running the IPO process. In 1998, Mr. Rona was employed by Carr & Company, a private equity firm. From 1990—1997, Mr. Rona was with Coopers and Lybrand and its wholly owned subsidiary Coopers & Lybrand Securities, serving in a variety of capacities. Mr. Rona received a B.S. in Accounting from Case Western Reserve University in 1990. Mr. Rona is a trustee of the PKD Foundation (Polysystic Kidney Disease), a not-for-profit foundation.

David Spafford—Director and Executive Chairman. Mr. Spafford is a founding investor of Great Basin and has served as Chairman of our board of directors since its inception. Mr. Spafford was a co-founder, director and senior executive officer of Megahertz Corporation. Megahertz Corporation completed an initial public offering in 1993 and was acquired by U.S. Robotics in 1995 in a transaction valued at approximately $450 million. Since 1994 Mr. Spafford has focused on angel investing and philanthropic work.

We believe Mr. Spafford possesses specific attributes that qualify him to serve as a member of our board of directors and as our Executive Chairman, including the depth of his sales and marketing and operating experience and his intimate knowledge of our business as a founder, investor and member of the board of directors since our inception.

Kirk Calhoun—Director. Mr. Calhoun became a director at our last annual meeting of stockholders on May 27, 2015. Mr. Calhoun is a Certified Public Accountant (non-practicing) with a background in auditing and accounting. Mr. Calhoun joined Ernst & Young LLP, a public accounting firm, in 1965 and served as a partner of the firm from 1975 until his retirement in 2002. Mr. Calhoun currently serves on the board and audit committee of Ryerson Holding Corporation (NYSE: RYI). Mr. Calhoun has served previously on the boards and audit committees of five public companies in the pharmaceutical industry up until the dates of their respective sales, including Abraxis Bioscience, Inc., Myogen, Inc., Aspreva Pharmaceuticals Company, Replidyne, Inc. and Adams Respiratory Therapeutics, Inc. Mr. Calhoun also currently serves on the boards of three private companies, including NeuroSigma, Inc., a developer of products that treat major neurological and neuropsychiatric disorders such as epilepsy and depression. Mr. Calhoun received a B.S. in Accounting from the University of Southern California.

We believe that Mr. Calhoun brings to the board of directors experience and skills in finance, management and corporate governance, developed over his career in public accounting and through his service as an audit committee financial expert on various public company boards and his service as a director of other life sciences companies. Mr. Calhoun was recommended for the board of directors by members of the board of directors based on these qualifications.

Sam Chawla—Director. Mr. Chawla became a director upon the completion of our initial public offering in 2014. Mr. Chawla is a Portfolio Manager of Perceptive Advisors LLC, an investment fund focused on the healthcare sector. Mr. Chawla leads Perceptive’s Credit Opportunities Fund. Prior to joining Perceptive Advisors in 2013, Mr. Chawla was a Managing Director at UBS Securities LLC in the Global Healthcare Group, where he led origination and execution of financing and advisory assignments for healthcare companies, with a focus on the diagnostics sector. Mr. Chawla’s investment banking experience centered on strategic advisory, including M&A buy-side and sell-side assignments, and financial advisory, including equity and debt capital raises, for both public and private healthcare companies. Prior to joining UBS in September 2010, Mr. Chawla was a Director (from January 2009 to September 2010) and a Vice President (from July 2007 to January 2009) in the Healthcare Investment Banking Group of Credit Suisse LLC, which he originally joined as an investment banker in 2002. Mr. Chawla also worked at Bloomberg L.P. and Pelican Life Sciences. Mr. Chawla received an M.B.A. from Georgetown University and a B.A. in Economics from Johns Hopkins University. Mr. Chawla is also a director of VBI Vaccines, Inc. (NASDAQ:VBVI).

Mr. Chawla brings to the board of directors significant investment banking, mergers and acquisitions, financing and advisory expertise focusing on the healthcare sector, particularly in the diagnostic laboratory industry. Mr. Chawla’s experience and knowledge in these areas are important to the board of directors’ ability to help guide us in evaluating optimal short and long term strategic plans as well as providing insight and guidance in pursing growth through strategic opportunities.

Ronald Labrum—Director. Mr. Labrum became a Director of the board of directors upon the completion of our initial public offering in 2014. From 2007 until 2012, Mr. Labrum served as the Chief Executive Officer of Fenwal, Inc., a provider of products and technologies that support and improve blood collection, processing and transfusion medicine. From 2004 to 2006, Mr. Labrum served as the Chief Executive Officer of Cardinal Health, Inc.’s Healthcare Supply Chain Services, which includes medical products distribution, pharmaceutical distribution, nuclear pharmacy services and the specialty distribution businesses of Cardinal Health, Inc. During 2004, Mr. Labrum served as Chairman and Chief Executive Officer of Integrated Provider Solutions and Cardinal Health—International, both divisions of Cardinal Health, Inc. Prior to 2004, Mr. Labrum served as executive vice president of Cardinal Health, Inc. and Group President of the Medical Products and Services segment. Mr. Labrum joined Cardinal Health in 1999 with the acquisition of Allegiance Healthcare Corporation, originally American Hospital Supply Corp., where he was president of Allegiance Manufacturing and Distribution. Mr. Labrum is also a director of Aptalis Pharma Inc. and Procure Treatment Centers, Inc., which are both privately held companies, and Wright Medical Group, Inc. (NASDAQ:WMGI).

Mr. Labrum possesses attributes that qualify him to serve as a member of our board of directors including his significant management and operating experience within the healthcare sector and specifically within the diagnostic sector.

Other Key Personnel

Set forth below is a brief account of the business experience of certain other of our key personnel as of the date of this prospectus.

Wesley C. Lindsey—Vice President of Product Development. Mr. Lindsey has been Vice President of Product Development since 2013, prior to that he was our Director of Product Development from 2010 to 2013. From 2008 to 2010, he was an Associate Director, Assay Development, Infectious Disease for Nanosphere, Inc. Prior to entering this role, Mr. Lindsey was a scientist at Somalogic, Inc. He has also held positions at BioStar, Visible Genetics and R.C.McEntire & Co. He holds a Ph.D. in Genetics and Molecular Biology from Emory University, an M.B.A. from Georgia State University and a B.S. in Biology from Furman University.

Sandra Nielsen—Vice President of Marketing and Customer Support. Ms. Nielsen has served as the Vice President of Marketing and Customer Support since 2010. Ms. Nielsen served as the Vice President of Marketing since she joined us in 2010. From 2005 to 2010, Ms. Nielsen served as senior director of marketing for the Data Solutions business unit (formerly Edustructures) of Pearson PLC. From 2004 to 2005, Ms. Nielsen served as the senior director of marketing for Omniture. Previously, she held director-level marketing positions at iBahn (an Internet Service provider serving the Hospitality industry) and Viewpoint Digital (a digital content creation company).

Laurence Rea—Vice President, Engineering. Mr. Rea has served in multiple operating and engineering roles since he joined us in 2008. From 2007 through 2008 Mr. Rea was site manager for Inverness/BioStar where he was responsible for the management of the business unit. From 2006 to 2007 Mr. Rea was VP of Operations for Thermo BioStar and managed the engineering, manufacturing and supply chain for the IVD business unit. From 2000-2006, Mr. Rea was Director of Engineering and Thin Film Deposition at Thermo BioStar where he was responsible for creation of thin film deposition surface coatings and manufacturing process for BioStar core products and new molecular diagnostics development. Prior to joining Thermo BioStar, Mr. Rea was a senior engineer with Quantum Corp. responsible for development and commercialization of advanced thin film technologies for hard disk products. Mr. Rea received a B.S. in Physics from the University of Colorado, Boulder.

Other Involvement in Certain Legal Proceedings

None of our directors or executive officers has been involved in any bankruptcy or criminal proceedings, nor have there been any judgments or injunctions brought against any of our directors or executive officers during the last ten years that we consider material to the evaluation of the ability and integrity of any director or executive officer.

Board Composition and Election of Directors

Our board of directors currently consists of five directors. Certain members of our board of directors were elected pursuant to the provisions of a voting agreement with certain holders of our preferred stock. The voting agreement terminated upon the closing of our IPO. Pursuant to our Certificate, as long as Hitachi Chemical Co., Ltd., or Hitachi owns at least 5% of the issued and outstanding shares of our capital stock, Hitachi is entitled to elect one Class III director. Except for the rights of Hitachi and the rights of holders of preferred stock, if any, none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Our board of directors consists of five members. In accordance with our Certificate our board of directors is divided into three classes.

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2018;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2016; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2017.

Class I consists of Mr. Spafford and Mr. Calhoun, Class II consists of Mr. Labrum and Mr. Chawla, and Class III consists of Mr. Ashton. In the event Hitachi elects a director, such director shall be a Class III director. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation or removal. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. The number of directors to constitute the whole board of directors shall consist of not fewer than three and not more than twelve directors, as fixed from time to time by resolution adopted by a majority of the entire board of directors. The section of our Bylaws relating to the size of our board of directors may not be altered, amended or repealed except by the board of directors or by the affirmative vote of holders of at least two-thirds of our outstanding voting stock. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management.

Director Independence

Under the listing requirements and rules of The NASDAQ Capital Market, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of our IPO. The board of directors has determined that Mr. Calhoun, Mr. Labrum and Mr. Chawla are independent directors as defined under Section 5605(a)(2) of The NASDAQ Stock Market Rules.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which operates under a written charter that has been approved by our board of directors.

Our board of directors has determined that the members of the audit committee, the compensation committee and the nominating and corporate governance committee are independent directors under The NASDAQ Marketplace Rules, including, in the case of all of the members of our audit committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making such determination, the board of directors considered the relationships that each director has with our Company and all other facts and circumstances that the board of directors deemed relevant in determining director independence, including the beneficial ownership of our capital stock by each director.

Audit Committee. Our audit committee is comprised of Mr. Calhoun (Chair), Mr. Chawla and Mr. Labrum. Our board of directors has determined that Mr. Calhoun and Mr. Labrum are audit committee financial experts, as defined by the rules of the Securities and Exchange Commission, and both satisfy the financial sophistication requirements of applicable NASDAQ rules.

Our audit committee is authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve audit and non-audit fees and services;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters;

•	oversee internal audit functions, if any;

•	prepare the report of the audit committee that the rules of the Securities and Exchange Commission require to be included in our annual meeting proxy statement;

•	retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities; and

•	review and discuss with the independent auditors any other matters required to be discussed by PCAOB Auditing Standard No. 16 Communications with Audit Committees.

Compensation Committee. Our compensation committee is comprised of Mr. Chawla (chair), Mr. Labrum, and Mr. Calhoun. None of the members of our compensation committee at any time has been one of our officers or employees.

Our compensation committee is authorized to:

•	review and recommend the compensation arrangements for management, including the compensation for our president and chief executive officer;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive plans; and

•	to review and make recommendations to our board of directors regarding employment agreements and any severance arrangements or plans for our president and chief executive officer and other executive officers.

Nominating and Governance Committee. Our Nominating and Governance Committee is comprised of Mr. Labrum (Chair), Mr. Calhoun, and Mr. Chawla.

Our nominating and governance committee is authorized to:

•	determine the qualifications, qualities, skills, and other expertise required to be a director;

•	develop and recommend to our board of directors for its approval, criteria to be considered in selecting nominees for director;

•	consider any nominations of director candidates validly made by stockholders; and

•	identify and nominate members of the board of directors.

Insider Participation and Other Relationships

Ryan Ashton, our Chief Executive Officer, is also a member of our board of directors. David Spafford and Ryan Ashton, two of our directors, are also significant stockholders, each having a beneficial ownership of 2.5% and less than 1.00%, respectively, of our outstanding common stock equivalents immediately before this offering.

Since January 1, 2013, we had certain debt obligations to Mr. Ashton and Mr. Spafford and issued Mr. Ashton and Mr. Spafford certain warrants to purchase shares of common stock in connection with their personal guarantees of our obligations, each as more fully described under “Certain Relationships and Related Person Transactions.”

There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors has adopted a written Code of Business Conduct and Ethics applicable to our employees, officers and directors, including those officers responsible for financial reporting. The Code of Business Conduct and Ethics is available on our website at www.gbscience.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the fiscal years ended December 31, 2014 and December 31, 2015 to our chief executive officer and our other executive officers. We collectively refer to these officers as our “named executive officers”.

Name and Principal Position	Year	Salary ($)	Option Awards (7) ($)	All Other Compensation ($)		Total ($)
Ryan Ashton	2015	680,000	—	14,654	(1)	694,654
President, Chief Executive Officer and Director	2014	330,792	105,720	17,545	(2)	454,057

Robert Jenison	2015	325,000	—	21,072	(3)	346,072
Chief Technology Officer	2014	230,000	60,789	18,411	(4)	309,200

Jeffrey Rona	2015	422,500	—	21,072	(5)	443,572
Chief Financial Officer	2014	67,997	152,352	400,585	(6)	620,934

(1)	Consists of medical insurance payments of $13,417 and dental insurance payments of $1,237
(2)	Consists of medical insurance payments of $16,359 and dental insurance payments of $1,186.
(3)	Consists of medical insurance payments of $19,835 and dental insurance payments of $1,237.
(4)	Consists of medical insurance payments of $17,235 and dental insurance payments of $1,176.
(5)	Consists of medical insurance payments of $19,835 and dental insurance payments of $1,237.
(6)	Consists of payments of $377,000 to Rona Capital, LLC, payments of $22,000 to Liberty Tree Advisors, LLC, medical insurance payments of $1,486 and dental insurance payment of $99.
(7)	The amounts reported in this column represent the grant date fair value and repricing-date incremental fair value of the stock options granted or repriced in the applicable year, as computed in accordance with ASC 718. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received for the stock options. During 2014, Mr. Ashton was granted 175,000 stock options exercisable for 2,917 shares of common stock with a nominal fair value per share, Mr. Jenison was granted 55,000 stock options exercisable for 917 shares of common stock with a nominal fair value per share and Mr. Rona was granted 50,784 stock options exercisable for 847 shares of common stock with a fair value of $128.40 per share. During 2014, we also repriced 50,000 options exercisable for 834 shares of common stock held by Mr. Ashton and 28,750 options exercisable for 480 shares of common stock held by Mr. Jenison. The incremental fair value of the stock options repriced for Mr. Ashton and Mr. Jenison was $126.60 per share. For information on the valuation assumptions used in calculating these amounts, see Note 11 to our annual financial statements included in Form 10-K.

Narrative to Summary Compensation Table

Our board of directors periodically reviews and, when appropriate, adjusts the compensation of management. Our management is eligible to participate in any other compensation or benefit plans, as approved by the board of directors, made available to our other employees, including without limitation, stock option plans, health insurance plans, and 401(k) plans.

During the fiscal years ended December 31, 2014 and December 31, 2015, equity awards of 570,284 options exercisable for 9,508 shares of common stock at exercise prices ranging from $120.00 to $420.00 per share were issued to directors and officers in connection with their compensation. These options have vesting periods ranging from three to four years and all expire 10 years after the date of grant. Additional information about certain warrants issued as consideration for guaranties of our obligations can be found under the section of this prospectus entitled “Certain Relationships and Related Person Transactions”.

Mr. Rona’s additional compensation in 2014 was given in exchange for financial consulting services provided to us as an affiliate of Liberty Tree Advisors, LLC, or Liberty Tree, and as a member of Rona Capital, LLC, or Rona Capital, for which Mr. Rona served as Managing Director. These payments include an aggregate of $54,000 paid for consulting services from January 2014 to April 2014, including $22,000 that was paid to Liberty Tree and $32,000 that was paid to Rona Capital. The services provided by Mr. Rona after these initial payments were performed pursuant to two financial advisory agreements dated April 15, 2014, which we refer to herein as the Rona Agreements. We entered into an initial Financial Advisory Agency Agreement, the First Rona Agreement with Rona Capital wherein Rona Capital provided us with financial advisory services related to our previous financing activities prior to the Offering. Under the First Rona Agreement, we paid Rona Capital a total of $100,000 in fees and bonuses, and issued Rona Capital warrants to purchase 36,000 Series D Units (which are separable into 600 shares of our common stock, 36,000 Class A warrants exercisable for 600 shares of common stock and 36,000 Class B warrants exercisable for 600 shares of common stock). In addition, we reimbursed Rona Capital for reasonable out-of-pocket expenses incurred in connection with our activities under the First Rona Agreement totaling $17,030. We agreed to indemnify Rona Capital for claims arising from the First Rona Agreement, subject to certain exceptions.

We also entered into a second Financial Advisory Agency Agreement, the Second Rona Agreement, with Rona Capital, wherein Rona Capital provided us with financial advisory services related to our previous financing activities. We paid Rona Capital $15,000 per every 30-day period ending September 30, 2014 and additional cash amounts on the achievement of specified milestones, including $50,000 upon the filing of our S-1 with the SEC and $100,000 upon the closing of the IPO. We also issued to Mr. Rona options to purchase shares of our common stock such that together, Rona Capital and Mr. Rona own 1% of our outstanding equity that vest upon continued service to us as an employee. On October 8, 2014, we issued 50,784 options exercisable for 847 shares of common stock to Mr. Rona to satisfy this obligation. In addition, we reimbursed Rona Capital for reasonable out-of-pocket expenses incurred in connection with our activities under the Second Rona Agreement. We have paid Rona Capital $15,000 per month and $200,000 in bonuses under the Second Rona Agreement for a total of $245,000. We also agreed to indemnify Rona Capital for claims arising from the Second Rona Agreement, subject to certain exceptions. We adopted the 2014 Incentive Plan, which permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock-based awards.

Employment, Change in Control and Severance Disclosure

We have entered into employment agreements with Ryan Ashton, Jeffrey Rona and Robert Jenison. These employment agreements provide for at-will employment and set forth each officer’s initial base salary, initial equity grant amount and eligibility for employee benefits. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. The key terms of these employment agreements are described below. Other than the employment agreements described below, we have not entered into any arrangements providing for payments or benefits in connection with the resignation, severance, retirement or other termination of any of our named executive officers, changes in their compensation or a change in control.

Ryan Ashton

We have entered into an employment agreement with Mr. Ashton to be our Chief Executive Officer and a member of our board of directors. The employment agreement provides for “at-will” employment and sets forth his initial annual base salary of $425,000 and his eligibility to participate in our employee benefit plans and programs, as in effect from time to time. Mr. Ashton would also be entitled to severance in the event of a termination without cause or a constructive termination within one year of a change of control in an amount equal to two times Mr. Ashton’s annual base salary at the time of such termination, which amount would be paid in a lump sum within 60 days of such termination. In addition, upon such termination we would also pay to Mr. Ashton an amount equal to 100% of his target employee bonus in equal monthly installments over the six-month period following such termination.

Jeffrey Rona

We have entered into an employment agreement with Mr. Rona to be our Chief Financial Officer. The employment agreement provides for “at-will” employment and sets forth his initial annual base salary of $325,000 and his eligibility to participate in our employee benefit plans and programs, as in effect from time to time. Mr. Rona would also be entitled to severance in the event of a termination without cause or a constructive termination within one year of a change of control in an amount equal to one half of Mr. Rona’s annual base salary at the time of such termination if Mr. Rona were terminated prior to completing six months of service to us or a full year’s base salary if Mr. Rona were terminated after providing at least six months of service to us, which amount would be paid in a lump sum within 60 days of such termination. In addition, upon such termination we would also pay to Mr. Rona an amount equal to 50% of his target employee bonus in equal monthly installments over the six-month period following such termination.

Robert Jenison

We have entered into an employment agreement Mr. Jenison to be our Chief Technology Officer and Senior Vice President of Research. The employment agreement provides for “at-will” employment and sets forth his initial annual base salary of $250,000 and his eligibility to participate in our employee benefit plans and programs, as in effect from time to time. Mr. Jenison would also be entitled to severance in the event of a termination without cause or a constructive termination within one year of a change of control in an amount equal to Mr. Jenison’s annual base salary at the time of such termination, which amount would be paid in a lump sum within 60 days of such termination. In addition, upon such termination we would also pay to Mr. Jenison an amount equal to 50% of his target employee bonus in equal monthly installments over the six-month period following such termination.

Outstanding Equity Awards as of December 31, 2015

The following sets forth information concerning the number and value of common stock of unexercised options held by each Named Executive Officer as of December 31, 2015.

	OPTION AWARDS
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($) (1)	Option Expiration Date
Ryan Ashton	834		—	210.00	2/14/2020	(2)
	1,215	1,702		120.00	4/11/2024	(3)
Jeffrey Rona	459	388		420.00	10/5/2014	(4)
Robert Jenison	13	—	—	210.00	7/22/2017	(5)
	42	—	—	210.00	11/7/2017	(6)
	417		—	210.00	2/14/2020	(7)
	8	—	—	210.00	7/26/2016	(8)
	382	535		120.00	4/11/2014	(9)

(1)	The option exercise prices in this table reflect the option exercise prices as of December 31, 2015.
(2)	This award vested 1/4 of the total underlying shares on February 15, 2011 and 1/48 of the total underlying shares at the end of each month for the remaining 36 months commencing with the first month following the first anniversary of the grant date.

(3)	This award vests 1/4 of the total underlying shares on April 14, 2015, and 1/48 of the total underlying shares at the end of each month for the remaining 36 months commencing with the first month following the first anniversary of the grant date.
(4)	This award vested 1/4 of the total underlying shares on the day it was issued, and 1/48 of the total underlying shares at the end of each month for the remaining 36 months commencing with the first month following the grant date.
(5)	This award vested 1/4 of the total underlying shares on each of January 26, 2008, 2009, 2010 and 2011.
(6)	This award vested 1/4 of the total underlying shares on each of November 7, 2008, 2009, 2010 and 2011.
(7)	This award vested 1/4 of the total underlying shares on February 15, 2011 and 1/48 of the total underlying shares at the end of each month for the remaining 36 months commencing with the first month following the first anniversary of the grant date.
(8)	This award vested 1/4 of the total underlying shares on each of July 26, 2007, 2008, 2009 and 2010.
(9)	This award vests 1/4 of the total underlying shares on April 14, 2015, and 1/48 of the total underlying shares at the end of each month for the remaining 36 months commencing with the first month following the first anniversary of the grant date.

Employee Benefit Plans

The Great Basin Scientific, Inc. 2014 Omnibus Incentive Plan

In connection with our IPO, we adopted our Omnibus Plan, which was approved by our board of directors and stockholders. Our stockholders also approved an amendment to our Omnibus Plan on June 2, 2015. The compensation committee of our board of directors (also referred to herein as the “committee”) has the authority to administer the Omnibus Plan and has full power and authority to determine when and to whom awards will be granted, and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the Omnibus Plan. Subject to the provisions of the Omnibus Plan, the committee may amend or waive the terms and conditions, or accelerate the exercisability, of an outstanding award. The committee has authority to interpret the Omnibus Plan and establish rules and regulations for the administration of the Omnibus Plan. In addition, the Omnibus Plan provides that our board of directors may generally exercise the powers of the committee at any time. Any employee, officer, non-employee directors, consultant, independent contractor or advisor providing services to us or any of our affiliate or any such person to whom an offer of employment or engagement with us or any of our affiliates is extended, who is selected by the committee, is eligible to receive awards under the Omnibus Plan.

The aggregate number of shares of common stock that may be issued under all stock-based awards made under the Omnibus Plan is 49,000 shares, which adjusts automatically on the first day of each fiscal quarter to an amount equal to the greater of (i) fifteen percent (15%) of the number of shares of common stock outstanding on the last day of the immediately preceding fiscal quarter or (ii) 49,000 shares, provided that this amount cannot exceed 500,000 shares. Any shares of our common stock subject to any award that is terminated or forfeited without delivery of any shares will be available for future awards under the Omnibus Plan. The shares of common stock issuable under the Omnibus Plan may be drawn from shares of authorized but unissued common stock or from shares of common stock that we acquire. No eligible person may be granted any stock options, stock appreciation rights or performance awards denominated in shares of our common stock, for more than 4,167 shares of our common stock in the aggregate in any calendar year.

If the committee or our board of directors determines that any dividend or other distribution (whether in the form of cash, shares of our common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of our common stock or other securities, issuance of warrants or other rights to purchase shares of our common stock or other securities or other event identified by the committee as affecting shares of our common stock such that an adjustment is necessary or appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Plan, then the committee or the board of directors shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of shares of common stock (or other securities or other property) that thereafter may be made the subject of awards, (ii) the number and type of shares of common stock (or other securities or other property) subject to outstanding awards, (iii) the purchase price or exercise price with respect to any award and (iv) the share limitations contained in the Omnibus Plan.

Under the Omnibus Plan, the committee is permitted and authorized to make the following grants to all eligible persons:

•	Stock Options. The committee may grant stock options to any person eligible under the Omnibus Plan, including options intended to qualify as incentive stock options, as defined in Section 422 of the Code. The holder of an option will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, all as determined by the committee. The exercise price of an option may not be less than 100% of the fair market value of our common stock on the date of grant, or in the case of incentive stock options, 110% of the fair market value of our common stock with respect to holders of more than 10% of our common stock. The fair market value of our common stock will be the closing sale price as quoted on The NASDAQ Capital Market on the date of grant. The Omnibus Plan permits payment of the exercise price to be made by cash, shares of our common stock, other securities, other awards or other property. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date.

•	Stock Appreciation Rights. The holder of a stock appreciation right (a “SAR”) is entitled to receive the excess of the fair market value (calculated as of the exercise date or, at the committee’s discretion, as of any time during a specified period before or after the exercise date) of a specified number of shares of our common stock over the grant price of the SAR, as determined by the committee, paid solely in shares of common stock. SARs vest and become exercisable in accordance with a vesting schedule established by the committee.

•	Restricted Stock and Restricted Stock Units. The holder of restricted stock will own shares of our common stock subject to restrictions imposed by the committee (including, for example, restrictions on transferability or on the right to vote the restricted shares or to receive any dividends with respect to the shares) for a specified time period determined by the committee. The restrictions, if any, may lapse or be waived separately or collectively, in installments or otherwise, as the committee may determine. The holder of restricted stock units will have the right, subject to any restrictions imposed by the committee, to receive shares of our common stock at some future date determined by the committee.

•	Performance Awards. Performance awards give participants the right to receive payments in cash, stock or property based solely upon the achievement of certain performance goals during a specified performance period. Subject to the terms of the Omnibus Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award is determined by the committee. No eligible person may be granted performance awards in excess of shares of our common stock (subject to adjustment in the event of a stock split or similar event) in the aggregate in any taxable year.

•	Dividend Equivalents. The committee may grant dividend equivalents under which the participant is entitled to receive payments (in cash, shares of common stock, other securities, other awards or other property as determined in the discretion of the committee) equivalent to the amount of cash dividends paid by us to holders of shares of common stock with respect to a number of shares of common stock determined by the committee.

•	Other Stock Awards. The committee may grant such other awards that are denominated or payable in, valued in whole or in part by reference to, shares of our common stock, subject to terms and conditions determined by the committee and the Omnibus Plan limitations.

The term of awards will not be longer than ten years, or in the case of incentive stock options, longer than five years with respect to holders of more than 10% of our common stock. The committee may permit accelerated vesting of an award upon the occurrence of certain events, including a change in control, regardless of whether the award is assumed, substituted or otherwise continued in effect by the successor corporation. The acceleration of vesting in the event of a change in the ownership or control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

Awards under the Omnibus Plan may be subject to performance goals, including revenue, cash flow, gross profit, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, net earnings, earnings per share, margins (including one or more of gross, operating and net income margins), returns (including one or more of return on assets, equity, investment, capital, revenue and total stockholder return), stock price, economic value added, working capital, market share, cost reductions, workforce satisfaction and diversity goals, employee retention, customer satisfaction, completion of key projects and strategic plan development and implementation. The goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria.

Unless earlier discontinued or terminated by the board of directors, the Omnibus Plan will expire on the tenth anniversary of the Omnibus Plan’s effective date. No awards may be made after that date. However, unless otherwise expressly provided in the Omnibus Plan or an applicable award agreement, any award granted under the Omnibus Plan prior to expiration may extend beyond the end of such period through the award’s normal expiration date. Our board of directors may amend, suspend or terminate the Omnibus Plan at any time, provided that our board of directors will get stockholder approval when necessary to not violate the rules of The NASDAQ Capital Market, to increase the number of shares of common stock authorized under the Omnibus Plan, to reprice options or SARs, to permit the grant of options or SARs with an exercise price less than the fair market value of the common stock, to prevent the grant of options or SARs that would qualify under Section 162(m) of the Code or increase the maximum term permitted for options and SARs as specified in the Omnibus Plan. The committee may not amend an outstanding award in a manner that adversely affects the holder of the award without the holder’s consent.

The Great Basin Scientific, Inc. 2014 Stock Option Plan

The Great Basin Scientific, Inc. 2014 Stock Option Plan, which we refer to as the 2014 Stock Option Plan, was adopted by our board of directors on April 18, 2014 and approved by our stockholders on April 21, 2014 and became effective on April 18, 2014. The compensation committee of our board of directors has authority to administer the 2014 Stock Option Plan and will have full power and authority to determine when and to whom awards will be granted, and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the 2014 Stock Option Plan. Subject to the provisions of the 2014 Stock Option Plan, the compensation committee may amend or waive the terms and conditions, or accelerate the exercisability, of an outstanding award. The compensation committee has authority to interpret the 2014 Stock Option Plan and establish rules and regulations for the administration of the 2014 Stock Option Plan. In addition, our board of directors may generally exercise the powers of the compensation committee at any time. Any employee, officer, consultant, independent contractor or director providing services to us or any of our affiliates, who is selected by the compensation committee, is eligible to receive awards under the 2014 Stock Option Plan.

The aggregate number of shares of common stock that may be issued under all stock-based awards made under the 2014 Stock Option Plan is 12,500 shares. Any shares of common stock that are used by a participant as full or partial payment to us of the purchase price relating to an award, or in connection with the satisfaction of tax obligations relating to an award, shall again be available for granting awards (other than incentive stock options) under the 2014 Stock Option Plan. Additionally, shares of our common stock subject to any award that are terminated or forfeited without delivery of any shares will be available for future awards under the 2014 Stock Option Plan. The shares of common stock issuable under the 2014 Stock Option Plan may be drawn from shares of authorized but unissued common stock or from shares of common stock that we acquire. No eligible person may be granted any award or awards under the 2014 Stock Option Plan, the value of which award or awards is based solely on an increase in the value of shares of common stock after the date of grant of such award or awards, and which is intended to represent “qualified performance based compensation” with the meaning of Section 162(m) of Code, for more than shares of our common stock (subject to adjustment in the event of a stock split or similar corporate event), in the aggregate in any taxable year.

If the compensation committee determines that any dividend or other distribution (whether in the form of cash, shares of our common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of our common stock or other securities, issuance of warrants or other rights to purchase shares of our common stock or other securities or other event identified by the compensation committee as affecting shares of our common stock such that an adjustment is necessary or appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2014 Stock Option Plan, then the compensation committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of shares of common stock (or other securities or other property) that thereafter may be made the subject of awards, (ii) the number and type of shares of common stock (or other securities or other property) subject to outstanding awards, (iii) the purchase price or exercise price with respect to any award and (iv) the share limitations contained in the 2014 Stock Option Plan.

Under our 2014 Stock Option Plan, the compensation committee is permitted and authorized to make the following grants to all eligible persons:

•	Stock Options. The compensation committee may grant stock options to officers and other employees intended to qualify as incentive stock options, as defined in Section 422 of the Code, and may also grant options to employees, consultants, independent contractors and directors that do not qualify as incentive stock options. The holder of an option will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, all as determined by the compensation committee. The exercise price of an option may not be less than 100% of the fair market value of our common stock on the date of grant, or in the case of incentive stock options, 110% of the fair market value of our common stock with respect to holders of more than 10% of our common stock. The fair market value of our common stock will be the closing sale price as quoted on The NASDAQ Capital Market on the date of grant. The 2014 Stock Option Plan permits payment of the exercise price to be made by cash, shares of our common stock, other securities, other awards or other property. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date. No employee may be granted stock options to the extent the aggregate fair market value (determined as of the time each option is granted) of the common stock with respect to which any such options are exercisable would exceed $100,000.

•	Stock Appreciation Rights. The holder of a SAR is entitled to receive the excess of the fair market value (calculated as of the exercise date or, at the compensation committee’s discretion, as of any time during a specified period before or after the exercise date) of a specified number of shares of our common stock over the grant price of the SAR, as determined by the compensation committee, paid solely in shares of common stock. SARs vest and become exercisable in accordance with a vesting schedule established by the compensation committee.

The term of awards will not be longer than ten years, or in the case of incentive stock options, longer than five years with respect to holders of more than 10% of our common stock. The compensation committee may permit accelerated vesting of an award upon the occurrence of certain events, including a change in control, regardless of whether the award is assumed, substituted or otherwise continued in effect by the successor corporation. The acceleration of vesting in the event of a change in the ownership or control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

Awards under the 2014 Stock Option Plan may be subject to performance goals, including revenue, cash flow, gross profit, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, net earnings, earnings per share, margins (including one or more of gross, operating and net income margins), returns (including one or more of return on assets, equity, investment, capital, revenue and total stockholder return), stock price, economic value added, working capital, market share, cost reductions, workforce satisfaction and diversity goals, employee retention, customer satisfaction, completion of key projects and strategic plan development and implementation. The goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria.

Unless earlier discontinued or terminated by the board of directors, the 2014 Stock Option Plan will expire on April 17, 2024. No awards may be made after that date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the 2014 Stock Option Plan prior to expiration may extend beyond the end of such period through the award’s normal expiration date. Our board of directors may amend, suspend or terminate the 2014 Stock Option Plan at any time, provided that our board of directors will get stockholder approval when necessary to not violate the rules of The NASDAQ Capital Market, to allow the grant of incentive stock options, to increase the number of shares of common stock authorized under the 2014 Stock Option Plan, to grant or reprice options or SARs with an exercise price less than the fair market value of the common stock, or to prevent the grant of options or SARs that would qualify under Section 162(m) of the Code. The compensation committee may not amend an outstanding award in a manner that adversely affects the holder of the award without the holder’s consent.

We do not intend to make any future stock options grants under the 2014 Stock Option Plan, as all future grants will be made pursuant to the Omnibus Plan.

The Great Basin Inc. 2006 Stock Option Plan and Tender Offer

On August 7, 2014, we launched a tender offer to eligible employees to exchange all of the stock options held by such employees under the Great Basin Scientific, Inc. 2006 Stock Option Plan, or the 2006 Stock Option Plan, for new options under the 2014 Stock Option Plan. Following the expiration of the tender offer on September 5, 2014, we accepted for exchange eligible options to purchase an aggregate of up to 1,727 shares of our common stock. In accordance with the terms and conditions of the tender offer, on September 9, 2014, we granted new options exercisable into 1,727 shares of our common stock with an exercise price of $210.00 per share in exchange for the cancellation of such tendered options. After the tender offer, options to purchase up to 292 shares of our common stock remain outstanding under the 2006 Stock Option Plan.

All of the named executive officers holding stock options under the 2006 Stock Option Plan participated in the tender offer. The objective of the tender offer was to provide employees who elected to participate with new options, the terms of which preserve the original incentive effect of our equity incentive programs in light of market and industry wide economic conditions, and resolve uncertainty concerning documentation and approval of the options. The terms of the 2006 Stock Option Plan are substantially similar to the 2014 Stock Option Plan.

We do not intend to make any future stock options grants under the 2006 Stock Option Plan, as all future grants will be made pursuant to the Omnibus Plan.

Director Compensation

Members of our board of directors who are our employees do not receive any fees for their service on our board of directors or for their service as a chair or committee member. Ryan Ashton is our only employee director. Our non-employee directors earned the following compensation for their service during our fiscal year ended December 31, 2015:

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total ($)
David Spafford	358,000		—	—	31,072	(3)	—	389,702
Stephen Aldous	20,832	(1)	—	—	—		—	20,832
Ronald Labrum	51,250		—	—	—		—	51,250
Sam Chawla	53,000		—	—	—		—	53,000
Kirk Calhoun (4)	30,918	(1)	—	39,595	—		—	70,531

(1)	Reflects the pro rata portion of the respective annual fees for which such director is entitled.
(2)	The amounts reported in this column represent the grant date fair value of the stock options granted, as computed in accordance with ASC 718. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received for the stock options. For information on the valuation assumptions used in calculating these amounts, see Note 11 to our annual financial statements included in Form 10-K.
(3)	Consists of club dues paid of $10,000, medical insurance payments of $19,835 and dental insurance payments of $1,237.
(4)	Mr. Calhoun was granted stock options exercisable into 292 shares of common stock at a fair value of $135.60 per share.
(5)	The following are the compensatory arrangements for our non-employee directors:

Director Position	Annual Payment
Executive Chairman Retainer	$180,000
Director Retainer paid to all directors	$35,000
Lead Director Supplement	$35,000
Audit Committee Chair	$10,000
Audit Committee Member	$5,000
Compensation Committee Chair	$10,000
Compensation Committee Member	$5,000
Nominating and Corporate Governance Committee Chair	$5,000
Nominating and Corporate Governance Committee Member	$3,000

Ryan Ashton, our Chief Executive Officer, will not be receiving the fees set forth above.

Also, we adopted the 2014 Omnibus Plan, which permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock-based awards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Common Stock that may be acquired by an individual or group within 60 days of February 5, 2016, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 75,031,984 shares of Common Stock outstanding as of February 5, 2016.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Great Basin Scientific, Inc., 2441 South 3850 West, Salt Lake City, UT 84120.

Name of Beneficial Owner	Number of Common Share Equivalents Beneficially Owned	Percent
Named Executive Officers and Directors:
Ryan Ashton (1)	5,604	*
David Spafford (2)	1,937,785	2.5%
Robert Jenison (3)	919	*
Jeffrey Rona (4)	2,312	*
Sam Chawla (5)	372	*
Ron Labrum (6)	4,122	*
Kirk Calhoun (7)	49	*
All Executive Officers and Directors as a Group (7 Persons)	1,951,162	2.5%
Other Five Percent Stockholders:

*	Represents less than 1% of the outstanding shares of Common Stock
(1)	Represents 744 shares of Common Stock and options and warrants to purchase 4,860 shares of Common Stock that are currently exercisable or exercisable within 60 days after February 5, 2016.
(2)	Represents (i) 181 shares of Common Stock, warrants to purchase 1,019 shares of Common Stock, warrants for 186 shares of Common Stock owned by Mr. Spafford and options to purchase 599 shares of common stock that are currently exercisable or exercisable within 60 days after February 5, 2016; (ii) shares owned by Spring Forth Investments LLC, an entity controlled by Mr. Spafford, which owns 1,914,188 shares of Common Stock, 21,360 shares of Series E Convertible Preferred Stock, convertible into 1,422 shares of common stock, 3,000 Class A warrants to purchase 50 shares of Common Stock and 3,000 Class B warrants to purchase 50 shares of Common Stock; (iii) 29 shares of Common Stock owned by DSM Ventures, an entity controlled by Mr. Spafford; (iv) 385 shares of Common Stock, Class A warrants to purchase 344 shares of Common Stock and Class B warrants to purchase 344 shares of Common Stock and warrants to purchase 208 shares of Common Stock owned by DRS, LLC, an entity controlled by Mr. Spafford; (v) shares owned by Craig F. McCullough, Trustee, SBS Charitable Remainder Trust U/A/D November 27, 1995, a trust affiliated with Mr. Spafford, which owns 7,480 shares of Common Stock, warrants to purchase 370 shares of Common Stock; (vi) shares owned by Craig F. McCullough, Trustee, DRS Charitable Remainder Trust U/A/D May 5, 1993, a trust affiliated with Mr. Spafford, which owns 3,199 shares of Common Stock, warrants to purchase 77 shares of Common Stock; and (vii) shares owned by Bourne Spafford Charitable Trust U/A/D May 15, 1995, a trust affiliated with Mr. Spafford, which owns 1,754 shares of Common Stock.
(3)	Represents options to purchase 919 shares of Common Stock that are currently exercisable or exercisable within 60 days after February 5, 2016.

(4)	Represents warrants to purchase 600 shares of Common Stock, Class A Warrants to purchase 600 shares of Common Stock, Class B Warrants to purchase 600 shares of Common Stock and options to purchase 512 shares of Common Stock exercisable within 60 days after February 5, 2016.
(5)	Represents options to purchase 122 shares of Common Stock that are currently exercisable or exercisable within 60 days after February 5, 2016, and 83 shares of Common Stock, Class A warrants to purchase 83 shares of Common Stock and Class B warrants to purchase 83 shares of Common Stock held by Mr. Chawla’s wife Stephanie Chawla.
(6)	Represents options to purchase 122 shares of Common Stock that are currently exercisable or exercisable within 60 days after February 5, 2016, 1,333 shares of Common Stock, Class A Warrants to purchase 1,333 shares of Common Stock and Class B Warrants to purchase 1,333 shares of Common Stock.
(7)	Represents options to purchase 49 shares of common stock that are exercisable or exercisable within 60 days after February 5, 2016.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2013, we were a participant in certain transactions and relationships with related persons as more fully described below.

Convertible Notes and Related Warrants

Since January 1, 2014, we have debt obligations to certain persons in connection with convertible notes with related persons as described below. Each of these notes converts to shares of common stock as set forth below.

In February 2015, we entered into a loan agreement for $250,000 with Spring Forth Investments, LLC, an entity controlled by Mr. Spafford. The loan bears interest at a rate of twelve percent (12%) per year and has a maturity date of the earlier of (i) 90 days from the date of the loan agreement or (ii) five days after the closing of a registered public offering of our securities. We paid off this loan with a portion of the proceeds from our February 2015 follow-on offering.

On July 18, 2014, we issued a convertible promissory note with 20% interest and 20,000 Series D Units to Spring Forth Investments, LLC, an entity controlled by Mr. David Spafford. The consideration paid by Mr. Spafford for the note and Units was $500,000. The maturity date on the note is July 18, 2015, which can be extended to July 18, 2016 at our option if we pay $10,000 to Mr. Spafford as compensation for the extension. On April 18, 2015, we extended the maturity date on the note pursuant to this option. This financing was for general working capital purposes.

On March 10, 2014, we issued a convertible promissory note with an 8% interest rate and warrants to purchase 209 shares of Common Stock to DRS, LLC, an entity controlled by David Spafford, one of our directors. The consideration paid by DRS, LLC for the note and warrants was $100,000. The maturity date for the promissory note was March 10, 2015, or upon a qualified equity financing of at least $5 million. This financing was for general working capital purposes. The principal balance of this note, along with accrued interest of $3,112 converted to 20,622 Series D Units at $5.00 per unit in July 2014.

On February 26, 2014, we issued a convertible promissory note with an 8% interest rate and warrants to purchase 417 shares of Common Stock to Ryan Ashton, our Chief Executive Officer. The consideration paid by Mr. Ashton for the note and warrants was $200,000. The maturity date for the promissory note was February 26, 2015, or upon or a qualified equity financing of at least $5 million. This financing was for general working capital purposes. The principal balance of this note, along with accrued interest of $6,751 converted to 41,350 Series D Units at $5.00 per unit in July 2014.

During 2013, we issued promissory notes to SSA Ventures, LLC and SBS Charitable Remainder Trust U/A/D November 27, 1995 (entities controlled by Mr. Aldous) reflecting obligations of $571,000 and $2,000,000 respectively. The principal balance of these notes, along with accrued interest of $21,901 and $67,068 respectively, converted to shares of Series C Preferred Stock at $4.92 per share.

During 2013, we issued a promissory note to Bourne Spafford Charitable Trust U/A/D May 15, 1995 (controlled by Mr. Spafford) reflecting an obligation of $200,000. This note had an 8% interest rate. The principal and $7,540 of accrued interest converted into shares of Series C Preferred Stock at $4.92 per share.

During 2013, we issued a promissory note to Krispen Family Holdings, LC, a greater than 5% stockholder, reflecting an obligation of $571,000. This note had an 8% interest rate. The principal and $24,154 of accrued interest converted into shares of Series C Preferred Stock at $4.92 per share.

During 2012 we issued convertible promissory notes to Spring Forth Investments LLC and the Bourne Spafford Charitable Trust U/A/D May 15, 1995 (entities controlled by Mr. Spafford) in the aggregate amount of

$2,880,000. Each of these notes had an 8% interest rate. The principal and $52,655 of accrued interest converted into shares of Series B Preferred Stock at $32.00 per share. In connection with our IPO, these shares of Series B Preferred Stock converted into shares of our common stock.

During 2012 and 2013, we issued convertible notes to Krispen Family Holdings, LC in the aggregate amount of $2,880,000. Each of these notes had an 8% interest rate. The principal and $36,331 of accrued interest converted into shares of Series B Preferred Stock at $32.00 per share.

During 2012 and 2013, we issued convertible notes to SSA Ventures, LLC in the aggregate amount of $2,880,000. Each of these notes had an 8% interest rate. The principal and $39,700 of accrued interest converted into shares of Series B Preferred Stock at $32.00 per share.

Master Lease Agreement with Onset and Related Warrants and Letters of Credit

We entered into a Master Lease Agreement to provide for the sale-leaseback of molecular diagnostic analyzers. We have completed two lease schedules under this lease agreement: Lease Schedule 001 dated October 16, 2013, amended December 10, 2013, for the sale of 125 molecular diagnostic analyzers for a purchase price of $2,500,000, which are being leased back for 36 monthly payments of $74,875 and Lease Schedule 002 dated March 14, 2014, amended March 18, 2014, for the sale of 75 molecular diagnostic analyzers for a purchase price of $1,500,000, which are being leased back for 24 monthly payments of $64,665. At the end of the lease term of Schedule 001, the lease will automatically renew for twelve additional months at the current monthly rate unless we give written notice 150 days prior to the end of the lease. If timely notice is given we have the opportunity to: 1) repurchase the analyzers for a purchase price determined by lessor not to exceed forty percent of the original costs; or 2) terminate the lease, return the property and enter into a new lease with new property that replaces the property of the old lease. Both we and the lessor will have the right to reject any terms of option 1 or 2 and if rejected, the 12 month extension will apply. Schedule 002 includes similar end of term options as found in Schedule 001, except that if we give timely notice, we have the option to purchase the analyzers at a price to be determined by lessor and us. Schedule 002 also includes a provision that during the first 14 months of the base period of the Schedule, provided there is no event of default and if we complete a successful capital raise, then lessor will use commercially acceptable best efforts to rewrite this Schedule 002 at more favorable terms. We are accounting for these transactions as a capital lease sale-leaseback in accordance with ASC 840 “Leases.”

Our obligations pursuant to the sale-leaseback agreement are secured by letters of credit obtained by Spring Forth Investments, LLC, an entity controlled by David Spafford, and Utah Autism Foundation, an entity for which Mr. Spafford serves on the Board of Trustees and as a Founder Trustee, in an aggregate amount of $3,000,000. These letters of credit were issued by a bank for the benefit of the lessor. Pursuant to three reimbursement agreements we entered into with those entities in connection with the letters of credit, we have agreed to pay each of them 10% interest per annum on the total amount of the letter of credit. Under the reimbursement agreements, we are also obligated to reimburse those third parties for any draws made under the letters of credit. As of December 31, 2014, no draws on either letter of credit had taken place. Our obligations under the reimbursement agreements are secured by a security interest in all of our assets pursuant to security agreements effective the dates of the respective lease schedule.

Ryan Ashton, our chief executive officer, and David Spafford, one of our directors, each personally guaranteed our obligations under the sale-lease agreement. These guarantees cover “the full amount of liability for any amounts due” from us to Onset under the lease agreement. On November 25, 2013, we issued Mr. Ashton warrants to purchase 834 shares of common stock and Mr. Spafford warrants to purchase 834 shares of common stock, each in compensation for their personal guarantees of our obligations under the lease agreement, with an exercise price of $120.00 per share.

Additionally, on December 30, 2015, in relation to the agreement of Spring Forth Investments, LLC and Utah Autism Foundation agreeing to enter into subordination agreements in relation to our financing of Notes and related Series D Warrants, we issued Spring Forth Investments, LLC and Utah Autism Foundation warrants to purchase 105,516 shares of common stock on the same general terms and conditions of the Series D Warrants.

The foregoing constitutes a summary of the material terms of the lease documents and is qualified in its entirety by the full text of the lease documents, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Voting Agreement

On February 16, 2010 we entered into a voting agreement under which certain holders of our preferred stock, including entities affiliated with certain of our directors, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. In connection with the issuance of Series D Preferred Stock, the Voting Agreement was amended and restated on April 21, 2014 and July 30, 2014. Pursuant to the July 2014 amendment and restatement, (i) the parties agreed to vote their shares to set the size of the board of directors at five directors, (ii) the holders of common stock, voting as a separate class, elect one director to our board of directors (initially Ryan Ashton), and (iii) for long as Hitachi owns 5% of the issued and outstanding shares of our capital stock, Hitachi will be entitled to elect one director. Upon the closing of our IPO, the board of directors election voting provisions contained in the voting agreement terminated; however, pursuant to the terms of the Series D Stock Purchase Agreement and our Certificate, Hitachi will continue to be entitled to elect one director.

Investor Rights Agreement

On February 16, 2010, we entered into an investor rights agreement with the holders of our outstanding Series A Preferred Stock, including entities affiliated with certain of our directors. On November 26, 2013, the investor rights agreement was amended in connection with the issuance of Series C Preferred Stock and Series C-1 Preferred Stock. On April 21, 2014, the investor rights agreement was amended in connection with the issuance of Series D Preferred Stock and on July 30, 2014 the investor rights agreement and was further amended in connection with the issuance of additional shares of Series D Preferred Stock. In connection with our IPO, each share of Series A, Series C, Series C-1 and Series D Preferred Stock was converted into one share of our common stock.

For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Other Relationships

Sandra Nielsen, who became the domestic partner of Ryan Ashton in 2012, is employed by us as our Vice President of Marketing and Customer Support. In 2014, Ms. Nielsen received a salary of $205,000. Ms. Nielsen also received an option grant of 350 stock options in 2014.

Indemnification Provisions

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements, and our Certificate and Bylaws, require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policies and Procedures for Transactions with Related Persons

Our Audit Committee is responsible for reviewing any potential conflict of interest situations, on an ongoing basis, any future proposed transaction, or series of transactions, with related persons, and either approve or disapprove each reviewed transaction or series of related transactions with related persons.

We have adopted a written policy and procedures with respect to related person transactions, which includes specific provisions for the approval of related person transactions. Pursuant to this policy, related person transactions include a transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which we and certain enumerated related persons participate, the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and the related person has a direct or indirect material interest.

If a related person transaction is identified, such transaction must be reviewed and approved or ratified by our Audit Committee. If it is impracticable for our Audit Committee to review such transaction, the transaction will be reviewed by the chair of our Audit Committee, whereupon the chair of our Audit Committee will report to the Audit Committee the approval or disapproval of such transaction.

In reviewing and approving related person transactions, the Audit Committee, or its chair, considers all information that the Audit Committee, or its chair, believes to be relevant and important to a review of the transaction. The Audit Committee or its chair, as the case may be, approves only those related person transactions that are determined to be in, or not inconsistent with, our best interests and that of our stockholders, taking into account all available relevant facts and circumstances available to the Audit Committee or the chair. These facts and circumstances will typically include, but not be limited to, the benefits of the transaction to us; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally. No member of the Audit Committee will participate in any review, consideration or approval of any related person transaction with respect to which the member or any of his or her immediate family members is the related person.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Leasing Facility and Letters of Credit

We entered into a Master Lease Agreement to provide for the sale-leaseback of molecular diagnostic analyzers. We have completed two lease schedules under this lease agreement: Lease Schedule 001 dated October 16, 2013, amended December 10, 2013, for the sale of 125 molecular diagnostic analyzers for a purchase price of $2,500,000, which are being leased back for 36 monthly payments of $74,875 and Lease Schedule 002 dated March 14, 2014, amended March 18, 2014, for the sale of 75 molecular diagnostic analyzers for a purchase price of $1,500,000, which are being leased back for 24 monthly payments of $64,665. At the end of the lease term of Schedule 001, the lease will automatically renew for twelve additional months at the current monthly rate unless we give written notice 150 days prior to the end of the lease. If timely notice is given we have the opportunity to: 1) repurchase the analyzers for a purchase price determined by lessor not to exceed forty percent of the original costs; or 2) terminate the lease, return the property and enter into a new lease with new property that replaces the property of the old lease. Both we and the lessor will have the right to reject any terms of option 1 or 2 and if rejected, the 12 month extension shall apply. Schedule 002 includes similar end of term options as found in Schedule 001, except that if we give timely notice, we have the option to purchase the analyzers at a price to be determined by lessor and us. Schedule 002 also includes a provision that during the first 14 months of the base period of the Schedule, provided there is no event of default and if we complete a successful capital raise, then lessor will use commercially acceptable best efforts to rewrite this Schedule 002 at more favorable terms. We are accounting for these transactions as a capital lease sale-leaseback in accordance with ASC 840 “Leases.”

Our obligations pursuant to the sale-leaseback agreement are secured by letters of credit obtained by Spring Forth Investments LLC and Utah Autism Foundation in an aggregate amount of $3,000,000. These letters of credit were issued by a bank for the benefit of the lessor. Pursuant to three reimbursement agreements we entered into with those entities in connection with the letters of credit, we have agreed to pay each of them 10% interest per annum on the total amount of the letter of credit. Under the reimbursement agreements, dated October 30, 2013 and March 21, 2014, we are also obligated to reimburse those third parties for any draws made under the letters of credit. As of July 31, 2014, no draws on the line of credit had taken place. Our obligations under the reimbursement agreements are secured by a security interest in all of our assets pursuant to security agreements effective the dates of the respective lease schedule.

Ryan Ashton, our chief executive officer, and David Spafford, one of our directors, each personally guaranteed our obligations under the lease agreement. These guarantees cover the full amount of liability for any amounts due from us to Onset under the lease agreement. On November 25, 2013, we issued Mr. Ashton warrants to purchase 834 shares of common stock and Mr. Spafford warrants to purchase 834 shares of common stock, each in compensation for their personal guarantees of our obligations under the lease agreement, with an exercise price of $120.00 per share.

On December 30, 2015, Spring Forth Investments LLC and Utah Autism Foundation agreed to enter into subordination agreements with the collateral agent in the Note Financing whereby each agreed to subordinate their debt to the Notes issued in the Note Financing. As consideration for entering into subordination agreements with the collateral agent in the Note Financing, we agreed to issue to the entities Series D Warrants exercisable for 105,516 shares of common stock (the “Subordination Warrants”). The Subordination Warrants have the same general terms and conditions of the Series D Warrants.

The foregoing constitutes a summary of the material terms of the lease documents and is qualified in its entirety by the full text of the lease documents, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Promissory Notes

On July 18, 2014, we issued a promissory note with 20% interest and 20,000 Series D Units to David Spafford. The consideration paid by Mr. Spafford for the note and Series D Units was $500,000. The original maturity date on the note was July 18, 2015, but was extended to July 18, 2016 at our option by paying $10,000 to Mr. Spafford as compensation for the extension. This financing was for general working capital purposes.

In February 2015, the Company entered into another loan with David Spafford for $250,000 with 12% interest. In April 2015, the Company paid off the note along with accrued interest in the amount of $4,192 and a termination fee of $12,500.

Note Financing

On December 30, 2015, we issued senior secured convertible Notes to certain investors for an aggregate principal amount of approximately $22.1 million. The Notes provide that we will repay the principal amount of Notes in 12 equal installments (each an “Installment Date”) beginning 4 months after the original date of issuance. On each installment date, assuming the equity conditions are met, including but not limited to those set forth below, the installment payment shall automatically be converted into shares of common stock, provided however that we may elect prior to any Installment Date to redeem all or a portion of the installment amount in cash. As of February 8, 2016, we have received an initial release from restricted accounts of $4.6 million at the close of the Note Financing. Until we meet the certain equity conditions outlined in the Notes to receive the remaining cash purchase price of $13.8 million, the remaining amounts will continue to be held in restricted accounts. We consider the cash in the restricted accounts to be assets of the Company permitting us to issue Notes in the aggregate principal amount of $22.1 million. In the event we are unable to meet the equity conditions outlined in the Notes, the cash contained in the restricted accounts will be returned to the holders and the aggregate principal amount of the Notes will be reduced accordingly. See “Description of Certain Indebtedness—Note Financing—Note Equity Conditions” for a summary of the equity conditions set forth in the Notes.

Conversion Features of the Notes

The price at which we will convert the installment amounts is equal to the lowest of (i) the then prevailing conversion price, (ii) initially 80% of the arithmetic average and (ii) after nine months from closing, 85% of the arithmetic average, in each case of the lower of (i) the three lowest daily weighted average prices of the common stock during the twenty (20) consecutive trading day period ending on the trading day immediately preceding the Installment Date and (ii) the weighted average price of the common stock on the trading day immediately preceding the Installment Date, subject in all cases to a floor price of $0.20.

Any holder of a Note may by notice to us accelerate up to three future installment payments to any applicable Installment Date, in which case we will deliver shares of common stock for the conversion of such accelerated payments. The holder of a Note may also by notice to us defer any installment payment to a later Installment Date.

At any time after issuance, the Notes will be convertible at the election of the holder into shares of our common stock at a conversion price of $1.85, subject to adjustment. Conversion of the note is subject to a blocker provision which prevents any holder from converting into shares of common stock if their beneficial ownership of the common stock would exceed either 4.99% or 9.99% of our issued and outstanding common stock, as elected by the holder at Closing. Further, prior to us receiving the necessary stockholder approval, conversion of all Notes is limited to 19.99% of the Company’s issued and outstanding common stock on the date of closing, with the Notes issued in exchange for the Series C Warrants not being convertible at all until stockholder approval is obtained. The conversion price is subject to certain adjustments upon the occurrence of certain dilutive events, including the issuance of certain options or convertible securities, and upon the occurrence of certain corporate events, including stock splits and dividends. At any time after the issue of the Notes, so long as there has been no failure of the equity conditions during the applicable measurement periods, the Company will have the right to redeem all, but not less than all, of the conversion amount then remaining under the Notes at a price equal to the greater of (x) 125% of the conversion amount being redeemed and (y) the product of (A) the conversion amount being redeemed and (B) the quotient determined by dividing (I) the greatest closing price of the shares of common stock during the period beginning on the date immediately preceding our notice of redemption and ending on the Company redemption date, by (II) the lowest conversion price in effect during such period.

Release of Funds to us from Proceeds of the Note Financing

The SPA provides that the proceeds of the Notes and Series D Warrants to be issued and sold to each buyer at the closing of the Note Financing shall be paid as follows for each buyer: (1) 25% of its applicable aggregate cash purchase price to us by wire transfer of immediately available funds, (2) 75% of its applicable aggregate cash purchase price to an account established for such buyer by wire transfer of immediately available funds, such 75% of the purchase price to be held and released by the bank at which such master restricted account is established in accordance with and pursuant to the terms and conditions of an account control agreement between the buyer and the bank, and (3) 100% of its exchange purchase price to us in accordance with our written instructions by delivery and surrender for exchange of the required number of Series C Warrants.

The remaining 75% of the aggregate cash purchase price will be released to us as follows: (1) 25% will be released 30 trading days following the later of (x) the control account release eligibility date and (ii) the first installment date under the note, (2) 25% will be released 90 trading days following the control account release eligibility date and (3) 25% will be released 120 trading days following the control account release eligibility date. The control account release eligibility date, as used in this paragraph, means the later of (x) the date we obtain the required stockholder approval of the issuance of the shares of common stock upon conversion of the Notes pursuant to the rules of the NASDAQ Capital Market and (y) the earlier of (I) the date a resale registration statement registering all of the shares of common stock issuable upon conversion of the Notes and (II) the initial date the shares of common stock issuable upon conversion of the Notes may be freely sold by a non-affiliate of us pursuant to Rule 144 of the Securities Act.

Note holders’ rights upon occurrence of Event of Default

Under the Notes, the holders will have certain rights upon an “Event of Default” (as defined in the Notes). Such rights include (i) the remaining principal amount of the Notes bearing interest at a rate of 10% per annum, (ii) during the Event of Default the conversion price being adjusted to the lowest of (a) the conversion price then in effect, (b) 75% of the lowest weighted average price of the common stock during the 30 consecutive trading day period ending on the trading day immediately preceding the date of the event of default conversion and (c) 75% of the weighted average price of the common stock on the date of the applicable event of default conversion, and (iii) the holder having the right to demand redemption of all or a portion of the Notes.

At any time after the earlier of the holder’s receipt of a notice of an Event of Default and the holder becoming aware of an Event of Default and ending on the 15th trading day after the later of (x) the date such Event of Default is cured and (y) the holder’s receipt of an Event of Default notice, the holder may require the Company to redeem all or any portion of the Note by delivering written notice to the Company. Each portion of this Note subject to redemption shall be redeemed by the Company in cash by wire transfer of immediately available funds at a price equal to the greater of (x) 125% of the conversion amount being redeemed and (y) the product of (A) the conversion amount being redeemed and (B) the quotient determined by dividing (I) the greatest closing price of the shares of common stock during the period beginning on the date immediately preceding such Event of Default and ending on the date the holder delivers the redemption notice, by (II) the lowest conversion price in effect during such period. “Event of Default” includes, but is not limited to (and subject to the ability to cure in certain instances): (i) failure by the Company to meet its obligations under the registration rights agreement (the “Registration Rights Agreement”), including but not limited to failure to maintain an effective registration statement where such lapse or unavailability continues for a period of 20 consecutive days or for more than an aggregate of 90 days in any 365-day period (other than days during an allowable grace period (as defined in the Registration Rights Agreement)); (ii) (A) the suspension from trading for more than an aggregate of ten (10) trading days in any 365-day period or (B) or failure of the common stock to be listed on an eligible market; (iii) failure to cure conversion failures of the Notes or exercise failures of the Series D Warrants; (iv) certain failures to have enough authorized and unreserved shares of common stock to satisfy conversions of the Notes or exercises of the Series D Warrants; (v) our failure to pay to the holder any amounts when and as due under the Notes or any other transaction document; (vi) any default under, redemption of or acceleration prior to maturity of more than $100,000, individually or in the aggregate, of indebtedness of the Company; (vii) voluntary bankruptcy of the Company; (viii) involuntary bankruptcy, receivership or other similar proceedings before a court; (ix) subject to certain limitations, a final judgment or judgments for the payment of money aggregating in excess of $250,000, individually or in the aggregate, not covered by insurance; (x) breaches of the representations, warranties and covenants in the transaction documents only if such breach continues for a period of at least an aggregate of five (5) Trading Days; (xi) breach of the Security Agreement; (xi) any breach or failure in any respect to comply with either Sections 8, 17 or 18 of the Note; (xii) the Company fails to perform or comply with any covenant or agreement contained in the Security Agreement; (xiii) the Company shall fail to perform or comply with any covenant or agreement contained in any Master Control Account Agreement (the “Master Control Account Agreement”); (xiv) any material provision of any security document or Master Control Account Agreement (as determined by the applicable holder) shall at any time for any reason cease to be valid and binding on or enforceable against the Company; (xv) any Security Document, Master Control Account Agreement or any other security document, after delivery thereof pursuant hereto, shall for any reason fail or cease to create a valid and perfected; (xvi) any bank at which any deposit account, blocked account, lockbox account or other account of the Company is maintained shall fail to comply with any material term of any deposit account, blocked account, lockbox account or other similar agreement to which such bank is a party; (xvii) any material damage to, or loss, theft or destruction of, any collateral or a material amount of property of the Company, if any such event or circumstance could reasonably be expected to have a material adverse effect (xviii) a false or inaccurate certification (including a false or inaccurate deemed certification) by us that the equity conditions are satisfied or that there has been no equity conditions failure or as to whether any Event of Default has occurred; (xix) our failure for any reason after the date that is six (6) months immediately following the date of issuance to satisfy the current public information requirement under Rule 144(c) of the Securities Act; (xx) if as of the applicable date of determination (A) the holder of a Note is not an affiliate of the Company and (B) the shares of common stock issuable pursuant to the terms of the Notes and/or exercise of the Series D Warrants are eligible to be resold by the holder either pursuant to an effective registration statement in favor of the holder or Rule 144 of the Securities Act, the failure of such shares of common stock issuable pursuant to the terms of the Notes and/or such Series D Warrant, as applicable, to be issued and delivered to the holder without any restrictive legends; or (xxi) any Event of Default occurs with respect to any other Notes.

Note Covenants

We made certain negative covenants in the Notes, pursuant to which we agreed not to: (a) incur or guarantee, assume or suffer to exist any indebtedness, other than permitted indebtedness; (b) allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets of the Company other than permitted liens; (c) redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents all or any portion of any indebtedness other than the Notes in an Event of Default shall have occurred; (d) redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents all or any portion of any indebtedness (other than the Notes), prior to the scheduled maturity date of such indebtedness; (e) redeem or repurchase its equity interest or declare or pay any cash dividend or distribution; (f) make, any change in the nature of its business; (g) encumber or allow any liens on, any of its intellectual property other than permitted liens; or (h) enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any affiliate, except in the ordinary course of business.

We made certain affirmative covenants in the Notes, pursuant to which we agreed to: (a) maintain and preserve its existence, rights and privileges, and become or remain duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except where failure to do so would not result in a Material Adverse Effect; (b) maintain and preserve all of its properties which are reasonably necessary in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply at all times with the material provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder; (c) maintain insurance with responsible and reputable insurance companies or associations with respect to its properties) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated; and (d) maintain and preserve all of its intellectual property rights which are reasonably necessary in the proper conduct of its business.

Note Equity Conditions

The Notes provide that prior to the release of the remaining cash purchase price of the Notes, we are required to meet certain equity conditions including, but not limited to: (i) effective registration statements registering the shares of common stock issuable upon conversion of the Notes or such shares being eligible for sale pursuant to Rule 144 without any volume limitation by the holder; (ii) the common stock issuable upon conversion of the Notes is designated for quotation on the Nasdaq Capital Market or any other eligible market and shall not have been suspended from trading on such exchange or market; (iii) we have previously delivered all shares of common stock pursuant to the terms of the Notes and upon exercise of the Series D Warrants to the holders on a timely basis; (iv) we have not failed to timely make any payments within five (5) business days of when such payment is due pursuant to any of the transaction documents; (v) there shall not have occurred either (A) the public announcement of a pending, proposed or intended fundamental transaction which has not been abandoned, terminated or consummated, (B) an event of default or (C) an event that with the passage of time or giving of notice would constitute an event of default; (vi) the holder of the Notes shall not be in possession of any material, nonpublic information received from the Company, its respective agent or affiliates; (vii) the shares of common stock issuable upon conversion are duly authorized and listed and eligible for trading without restriction on an eligible market; (viii) the daily dollar trading volume of the common stock as reported by Bloomberg for each trading day during the applicable measuring period shall be at least $650,000; and (ix) on each trading day during the applicable measuring period, the weighted average price of the common stock equals or exceeds $0.50.

Exchange Cap

The conversion of the Notes is subject to a cap of 19.9% of our issued and outstanding shares of common stock on the date we closed the offering of the Notes and related Series D Warrants. Under the cap, no purchaser of the Notes shall be issued in the aggregate pursuant to the terms of the Notes, shares of Common Stock in an amount greater than the product of the cap multiplied by a fraction, the numerator of which is the principal amount of Notes the purchaser purchased for cash and the denominator of which is the aggregate principal amount of all Notes purchased for cash. The cap was imposed so we could comply with the rules of the NASDAQ Capital Market and can be removed upon the approval of our stockholders. We have filed a preliminary proxy statement to solicit such approval from our stockholders and intend to hold the special meeting of our stockholders related thereto in March 2016.

Security Agreement

We entered into a pledge and security agreement (the “Security Agreement”) with the lead investor, in its capacity as collateral agent for all holders of the Notes. The Security Agreement creates a first priority security interest in all of our personal property of every kind and description, tangible or intangible, whether currently owned and existing or created or acquired in the future, including in this collateral any and all cash released from the control accounts described above. We agreed to certain conditions on our maintenance and use of the collateral, including but not limited to the location of equipment and inventory, the condition of equipment, the payment of taxes and prevention of liens or encumbrances, the maintenance of insurance, the protection of intellectual property rights, and limitations on transfers and sales.

Upon the occurrence of an “Event of Default” under this Security Agreement, the collateral agent will have certain rights including taking control of the collateral and, in certain circumstances, selling the collateral to cover obligations owed to the holders of the Notes pursuant to its terms.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share. The following is a summary of the rights of our common and preferred stock and some of the provisions of our Certificate, and Bylaws, our outstanding warrants, and the Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our Certificate, Bylaws, and the warrants, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

As of February 5, 2016, there were 75,031,984 shares of common stock issued and outstanding held by 484 stockholders of record. As of February 5, 2016, there were outstanding options to purchase 13,253 shares of common stock, 563,651 shares of common stock issuable upon delivery of the expired Series C Warrants and warrants to purchase 3,681,712 shares of common stock.

Voting Rights. Holders of our common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of the holders of common stock. The affirmative vote of the holders of sixty percent of the voting power of all of the shares of the stock outstanding entitled to vote thereon, voting as a single class, is required to alter, amend or repeal certain provisions of our Certificate, providing for undesignated Preferred Stock, the election and removal of directors, our classified board of directors, the calling of special meetings of stockholders, and director liability and indemnification.

Dividends. Subject to certain preferences applicable to outstanding preferred stock, each share of common stock is entitled to receive dividends as may be declared by our board of directors from time to time out of funds legally available therefor.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment in full of all of our creditors and payment of the liquidation preference of any outstanding preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Units

In connection with the Follow-on Offering, we issued February Units, consisting of one share of Series E Convertible Preferred Stock and eight Series C Warrants. On August 25, 2015, each Unit separated into its component Series E Convertible Preferred Stock and Series C Warrants and was de-listed from The Nasdaq Capital Market pursuant to the terms of the prospectus by which the February Units were sold.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.

The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no current plan to issue any shares of preferred stock.

Series E Convertible Preferred Stock

In connection with the Follow-on Offering, we issued as part of the Units shares of Series E Convertible Preferred Stock pursuant to a Certificate of Designation approved by our board of directors. As of February 5, 2016, we had 74,380 Series E Convertible Preferred Stock issued and outstanding. The Series E Convertible Preferred Stock will not be convertible by the holder of such preferred stock to the extent (and only to the extent) that the holder or any of its Affiliates would beneficially own in excess of 4.99% of our common stock. For purposes of the limitation described in this paragraph, beneficial ownership and all determinations and calculations are determined in accordance with Section 13(d) of the Exchange Act and the rule and regulations promulgated thereunder.

Pursuant to the Certificate of Designation, if we enter into a “Fundamental Transaction”, each share of Series E Convertible Preferred Stock shall be automatically converted into four shares of our common stock, subject to the 4.99% of beneficial ownership limitation discussed in the previous paragraph. A “Fundamental Transaction” includes, but is not limited to, (1) a consolidation, merger stock or share purchase or other business combination in which our shareholders immediately prior to such consolidation or merger hold less than 50% of the outstanding voting stock after such consolidation or merger (not including any shares of our voting stock held by the person or entity making or party to, or associated or affiliated with the person or entity making or party to, such stock purchase or other business combination), (2) sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our properties or assets, or (3) allowing any person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of our outstanding voting stock (not including any shares of our voting stock held by the person or entity making or party to, or associated or affiliated with the person or entity making or party to, such purchase, tender or exchange offer), or (4) any person or group becoming a beneficial owner of 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock.

The Series E Convertible Preferred Stock has no voting rights, except that the holders of shares of at least a majority of the Series E Convertible Preferred Stock will be able to effect or validate any amendment, alteration or repeal of any of the provisions of the Certificate of Designation that materially and adversely affects the powers, preferences or special rights of the Series E Convertible Preferred Stock, whether by merger or consolidation or otherwise; provided, however, that in the event of an amendment to terms of the Series E Convertible Preferred Stock, including by merger or consolidation, so long as the Series E Convertible Preferred Stock remains outstanding with the terms thereof materially unchanged, or the Series E Convertible Preferred Stock is converted into, preference securities of the surviving entity, or its ultimate parent, with such powers, preferences or special rights, taken as a whole, not materially less favorable to the holders of the Series E Convertible Preferred Stock than the powers, preferences or special rights of the Series E Convertible Preferred Stock, taken as a whole, the occurrence of such event will not be deemed to materially and adversely affect such powers, preferences or special rights of the Series E Convertible Preferred Stock, and in such case such holders shall not have any voting rights with respect to the occurrence of such events. An amendment to the terms of the Series E Convertible Preferred Stock only requires the vote of the holders of Series E Convertible Preferred Stock.

With respect to payment of dividends and distribution of assets upon liquidation or dissolution or winding up of the Company, the Series E Preferred Stock shall rank equal to our common stock. No sinking fund has been established for the retirement or redemption of the Series E Convertible Preferred Stock. As such, the Series E Convertible Preferred Stock is not subject to any restriction on the repurchase or redemption of shares by us due to an arrearage in the payment of dividends or sinking fund installments.

The Series E Convertible Preferred Stock also has no liquidation rights or preemption rights, and there are no special classifications of our board of directors related to the Series E Convertible Preferred Stock.

Delaware Anti-Takeover Law and Charter and Bylaws Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. In addition, provisions of our Certificate and Bylaws may make it more difficult to acquire control of us. These provisions could deprive stockholders of the opportunity to realize a premium on the shares of common stock owned by them and may adversely affect the prevailing market price of our common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors;

•	discourage transactions that may involve an actual or threatened change in control of us;

•	discourage tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of us to consult first with our board of directors to negotiate the terms of any

•	proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

Classified board of directors; Removal and Filling Vacancies. Our Certificate and Bylaws provide for our board of directors to be divided into three classes of directors serving staggered, three-year terms. The classification of our board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board of directors. Subject to the rights of Hitachi Chemical Co., Ltd. and the rights of the holders of any outstanding series of preferred stock, our Certificate authorizes only the board of directors to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on our board of directors by enlarging the board of directors and filling the new directorships with its own nominees. Our Certificate also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of voting stock.

Special Stockholder Meetings. Our Bylaws provide that special meetings of the stockholders for any purpose or purposes, unless required by law, shall be called by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board of directors and management.

Amendment of Provisions in the Certificate of Incorporation. Our Certificate requires the affirmative vote of the holders of sixty percent of the voting power of all of the shares of the stock outstanding entitled to vote thereon, voting as a single class, shall be to alter, amend or repeal Article V, Article VI, Article VIII, or Article IX of our Certificate or the provisions of Article IV of our Certificate providing for undesignated Preferred Stock. These provisions of our Certificate relate to the election and removal of directors, our classified board of directors, special meetings of stockholders, and director liability and indemnification.

These voting requirements and provisions will make it more difficult for minority stockholders to make changes in our Certificate that could be designed to facilitate the exercise of control over us.

Amendment of Provisions in our Bylaws. Our Bylaws include provisions that:

•	specify that special meetings of the stockholders for any purpose or purposes, unless otherwise required by law, may be called at any time only by the chairman of the board of directors, the chief executive officer or by a majority of the board of directors;

•	require that the business to be transacted at any annual or special meeting of stockholders shall be limited to business that is properly brought before the meeting;

•	allow actions to be taken by written consent of the stockholders without a meeting only if such actions have been earlier approved by the board of directors;

•	specify procedures related to nominations of directors;

•	specify that the number of directors to constitute the whole board of directors shall be fixed from time to time by resolution adopted by a majority of the entire board of directors; and

•	specify that directors may be may be removed at any time by the affirmative vote of the holders of at least a majority of the shares then entitled to vote at an election of directors, but only for cause.

Each of these bylaw provisions may not be altered, amended or repealed except by the board of directors or by the affirmative vote of holders of at least two-thirds of our outstanding voting stock.

These voting requirements and provisions make it more difficult for minority stockholders to make changes to our Bylaws that could be designed to facilitate the exercise of control over us.

Stock Options

As of February 5, 2016, options to purchase an aggregate of 9,302 shares of common stock were outstanding under the 2006 Stock Option Plan and 2014 Stock Option Plan. Options to purchase an aggregate of 3,951 shares of common stock were outstanding under the Omnibus Plan and 45,049 additional shares of common stock were available for future grants the Omnibus Plan.

On August 7, 2014, we launched a tender offer to eligible employees to exchange all of the stock options held by such employees under the 2006 Stock Option Plan for new options under the 2014 Stock Option Plan. Following the expiration of the tender offer on September 5, 2014, we accepted for exchange eligible options to purchase 1,727 shares of our common stock. In accordance with the terms and conditions of the tender offer, on September 9, 2014, we granted new options exercisable into 1,727 shares of our common stock with an exercise price of $210.00 per share in exchange for the cancellation of such tendered options. All of the named executive officers holding options issued under the 2006 Stock Option Plan participated in the tender offer. The objective of the tender offer was to provide employees who elected to participate with new options, the terms of which preserve the original incentive effect of our equity incentive programs in light of market and industry wide economic conditions.

Warrants

As of February 5, 2016, we had outstanding 7,989,624 warrants to purchase shares of common stock comprised of (i) 463,356 common warrants to purchase 7,735 shares of common stock, (ii) 1,532,598 warrants to purchase 25,566 shares of common stock that were issued as “Class A Warrants”, (iii) 1,310,956 warrants to purchase 21,862 shares of common stock that were issued as “Class B Warrants”, (iv) 1,074,082 warrants to purchase 17,917 shares of common stock that were issued as Series B Warrants upon exercise of Series A Warrants, (vi) “Series D Warrants” to purchase 3,503,116 shares of common stock and (vi) Subordination Warrants to purchase 105,516 shares of our common stock. Each Class A Warrant represents the right to purchase one share of our common stock for every 60 warrants at an exercise price of $1.85 per share. Each Class B Warrant represents the right to purchase one share of our common stock for every 60 warrants at an exercise price of $1.85 per share. Each Series B Warrant represents the right to purchase one share of our common stock for every 60 warrants at an exercise price of $525.00 per share. Each Series D Warrant and Subordination Warrant represents the right to acquire one share of our common stock at an exercise price of $1.85. The exercise price for each of the Class A Warrants, Class B Warrants, Series D Warrants and Subordination Warrants is subject to adjustment in the event we issue common stock or securities convertible into common stock at a price lower than the then-current exercise price. The exercise price of the Series B Warrants is subject to adjustment in the event we issue common stock or securities convertible into common stock at a price lower than the current market price.

Class A and Class B Warrants

The Class A Warrants and Class B Warrants are subject to the terms of a Unit Purchase Agreement, a Class A Warrant and a Class B Warrant, as applicable. The following is a brief summary of the terms applicable to the Class A Warrants and Class B Warrants, although this summary is subject in all respects to the provisions contained in the form of the Unit Purchase Agreement, Class A Warrant, and Class B Warrants attached exhibits hereto.

Exercisability. Each Class A Warrant and Class B Warrant is exercisable for one share of our common stock for every 60 warrants. The Class A and Class B Warrants are exercisable at any time on or after the original date of issuance until the seventh anniversary of the initial closing issuing such warrants. Each Class A Warrant and Class B Warrant is exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). The number of shares of common stock that may be acquired by any holder upon any exercise of a Class A Warrant or Class B Warrant will be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of common stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act does not exceed 4.99% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise). We refer to this as the beneficial ownership limitation. The holder may elect to increase this beneficial ownership limitation to any other percentage, provided that any such increase will not be effective until 61 days after such written notice is delivered.

Cashless Exercise. If at any time during the warrant exercisability period our common stock begins trading on a national securities exchange and an effective registration statement has not been filed to cover the resale of the shares underlying the Class A Warrants and the Class B Warrants, the Class A Warrants and Class B Warrants may be exercised by means of a “cashless exercise” in which a warrant holder will be entitled to surrender a portion of the shares of common stock subject to the warrant in lieu of cash for the exercise price.

Exercise Price. The exercise price of the Class A Warrants is $1.85 per share. The exercise price of the Class B Warrants is $1.85 per share. The exercise price for each of the Class A Warrants and the Class B Warrants is subject to adjustment in the event we issue common stock or securities convertible into common stock at a price lower than the then-current exercise price The respective exercise prices of the Class A Warrants and Class B Warrants are further subject to appropriate adjustment in the event of stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability. Subject to applicable securities laws, the Class A Warrants and Class B Warrants may be transferred at the option of the holders upon surrender of the Class A Warrants and Class B Warrants to us together with the appropriate instruments of transfer.

Listing. There is no established public trading market for the Class A Warrants or Class B Warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Class A Warrants or Class B Warrants on any national securities exchange.

Fundamental Transactions. If, while any Class A Warrants or Class B Warrants are outstanding, we consummate any fundamental transaction, as described in the Class A Warrants and Class B Warrants and generally including any consolidation or merger into another corporation, or the sale, lease or conveyance to another corporation or entity of all or substantially all of our assets, the holder of any outstanding warrants will receive upon exercise of the Class A Warrants or Class B Warrants, the securities or other consideration to which a holder of the number of shares of common stock then deliverable upon the exercise of such warrants would have been entitled upon the fundamental transaction. Furthermore, we cannot enter into a fundamental transaction unless the successor entity assumes in writing all of our obligations to the holders of the Class A Warrants and Class B Warrants.

Rights as Stockholder. Except as otherwise provided in the Class A Warrants or Class B Warrants or by virtue of a holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.

Waivers and Amendments. Any term of the Warrants may be amended or waived with our written consent and the written consent of the majority holders of the Warrants.

Series B Warrants

The Series B Warrants are subject to the terms of the Series B Warrant. The following is a brief summary of the terms applicable to the Series B Warrants, although this summary is subject in all respects to the provisions contained in the form of the Series B Warrant, which is attached as an exhibit hereto.

Exercisability. Each Series B Warrant is exercisable for one share of common stock for every 60 warrants. The Series B Warrants are exercisable at any time on or after the original date of issuance until the sixth anniversary of the date of issuance. Each Series B Warrant is exercisable, at the option of each holder, in whole or in part, by delivering to the warrant agent, or, in the case of a cashless exercise, to us, a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). The number of shares of common stock that may be acquired by any holder upon any exercise of a Series B Warrant will be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of common stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act does not exceed 4.99% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise). We refer to this as the beneficial ownership limitation. The holder may elect to increase this beneficial ownership limitation to any other percentage, provided that any such increase will not be effective until 61 days after such written notice is delivered.

Cashless Exercise. If at any time during the warrant exercisability period our common stock begins trading on a national securities exchange and an effective registration statement has not been filed to cover the resale of the shares underlying the Series B Warrants, the Series B Warrants, as the case may be, may be exercised by means of a “cashless exercise” in which a warrant holder will be entitled to surrender a portion of the shares of common stock subject to the warrant in lieu of cash for the exercise price.

Exercise Price. The exercise price of the Series B Warrants is $8.75 per share. The exercise price for each of the Series B Warrants is subject to adjustment in the event we issue common stock or securities convertible into common stock at a price lower than the then-current market price. The exercise price for each of the Series B Warrants is further subject to appropriate adjustment in the event of stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability. Subject to applicable securities laws, the Series B Warrants may be transferred at the option of the holders upon surrender of the Series B Warrants to us or the warrant agent together with the appropriate instruments of transfer.

Listing. There is no established public trading market for the Series B Warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the or Series B Warrants on any national securities exchange.

Fundamental Transactions. If, while any Series B Warrants are outstanding, we consummate any fundamental transaction, as described in the Series B Warrants, generally including any consolidation or merger into another corporation, or the sale, lease or conveyance to another corporation or entity of all or substantially all of our assets, the holder of any outstanding warrants will receive upon exercise of the Series B Warrants, the securities or other consideration to which a holder of the number of shares of common stock then deliverable upon the exercise of such warrants would have been entitled upon the fundamental transaction. Furthermore, we cannot enter into a fundamental transaction unless the successor entity assumes in writing all of our obligations to the holders of the Series B Warrants.

Rights as Stockholder. Except as otherwise provided in the Series B Warrants, or by virtue of a holder’s ownership of shares of our common stock, the holders of the Series B Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.

Waivers and Amendments. Any term of the Series B Warrants may be amended or waived with our written consent and the written consent of the majority holders of the Series B Warrants.

Series D Warrants

The Series D Warrants were originally issued in connection with the Note Financing. The Series D Warrants are exercisable for 3,503,116 shares of common stock. On December 31, 2016, the number of warrants issuable upon exercise of the Series D Warrants will be increased to equal the difference, if positive, obtained by subtracting (x) the shares of common stock issuable under the Series D Warrants on the date of issuance from (y) 16.6% of the sum of the number of shares of common stock actually outstanding on December 31, 2016, plus the number of shares of common stock deemed to be outstanding pursuant to all outstanding options or convertible securities of the Company.

Each Series D Warrant is exercisable by the holder beginning six months after the date of issuance and continuing for a period five years thereafter. Each Series D Warrant will be exercisable initially at a price of $1.85, subject to adjustments for certain dilutive events and subject to an exercise price floor of $1.20. However, the exercise floor price is subject to removal upon the approval of the stockholders of the Company. We have filed a preliminary proxy statement to solicit such approval from our stockholders and intend to hold the special meeting of our stockholders related thereto in March 2016.

The Series D Warrants are exercisable on a cashless basis in the event that there is no effective registration statement under the Securities Act covering the resale of the shares of Common Stock issuable upon exercise of the Series D Warrants.

Subordination Warrants

The Subordination Warrants were issued to Spring Forth Investments LLC and Utah Autism Foundation in relation to their agreement to enter into subordination agreements with the collateral agent in the Note Financing whereby each agreed to subordinate their debt to the Notes issued in the Note Financing. The Subordination Warrants have the same general terms and conditions of the Series D Warrants.

The Subordination Warrants are exercisable for 105,516 shares of common stock. On December 31, 2016, the number of warrants issuable upon exercise of the Subordination Warrants will be increased to equal the difference, if positive, obtained by subtracting (x) the shares of common stock issuable under the Subordination Warrants on the date of issuance from (y) 0.5% of the sum of the number of shares of common stock actually outstanding on December 31, 2016, plus the number of shares of common stock deemed to be outstanding pursuant to all outstanding options or convertible securities of the Company. Each Subordination Warrant is exercisable by the holder beginning six months after the date of issuance and continuing for a period five years thereafter. Each Subordination Warrant will be exercisable initially at a price of $1.85, subject to adjustments for certain dilutive events and subject to an exercise price floor equal to $1.20. However, the exercise floor price is subject to removal upon the approval of the stockholders of the Company. We have filed a preliminary proxy statement to solicit such approval from our stockholders and intend to hold the special meeting of our stockholders related thereto in March 2016.

Investor Rights Agreement Registration Rights

Certain holders of shares of our common stock, including certain holders of five percent of our capital stock and entities affiliated with certain of our directors are entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the investor rights agreement and are described in additional detail below. The investor rights agreement was originally entered into on February 16, 2010 and was amended and restated on November 26, 2013 in connection with our Series C and Series C-1 preferred stock financing. As of January 6, 2016, no holders are entitled to rights with respect to the registration of their shares of common stock under the Securities Act pursuant to the investor rights agreement. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to such registration statement.

The demand, piggyback and Form S-3 registration rights described below will expire on October 8, 2017, or, with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three month period.

Demand Registration Rights

The holders of the registrable securities will be entitled to certain demand registration rights. At any time on or after February 16, 2015 until the expiration of the investor rights agreement, the holders of at least a majority of the registrable securities then outstanding, may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, would exceed $5,000,000.

Piggyback Registration Rights

The holders of registrable securities are entitled to notice of this offering, and we expect the necessary percentage of holders will waive their rights to include their shares of registrable securities in this offering. If we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriter may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of the registrable securities will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of the underwriting discounts and commissions, equals or exceeds $1,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12 month period.

Note Financing Registration Rights

In connection with the Note Financing, we entered into the Registration Rights Agreement. Under the terms of the Registration Rights Agreement, we agreed to register for resale by the buyers under the Securities Act the shares of common stock issuable upon conversion of the Notes and exercise of the Series D Warrants.

We agreed to file such registration statement within 45 calendar days of the closing of the Note Financing and bring such registration statement effective by the earlier of (x) (i) in the event that the registration statement is not subject to a review by the SEC, 75 calendar days after the closing or (ii) in the event that the registration statement is subject to a review by the SEC, 90 calendar days after the closing and (y) the fifth business day after the date we are notified by the SEC that such registration statement will not be reviewed or will not be subject to further review.

If we fail to make our filing deadlines or fail to maintain the registration statement for the required periods of time, we will be subject to a penalty pursuant to which we shall pay to each holder an amount in cash equal to one percent (1.0%) of the aggregate principal amount outstanding of the Notes as of the applicable date of determination, whether or not included in such registration statement, on each of the following dates: (i) the day of a registration failure, (ii) the day of a filing failure; (iii) the day of an effectiveness failure; (iv) the initial day of a maintenance failure; and (v) on the thirtieth day after the date of a registration, filing, effectiveness, or maintenance failure and every thirtieth day thereafter until such failure is cured (in each case, prorated for periods of less than thirty days).

We agreed to keep any registration statements required by the Registration Rights Agreement effective until the earlier of (i) the date as of which the investors may sell all of the registered shares of Common Stock covered by such registration statement without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act or (ii) the date on which the investors shall have sold all of the registered shares of common stock covered by such registration statement.

DESCRIPTION OF OFFERED SECURITIES

We are offering (i) Class A Units consisting of one share of our common stock and one Series E Warrant and (ii) Class B Units consisting of one pre-funded Series F Warrant and one Series E Warrant.

The units will not be issued or certificated. The shares of common stock, Series E Warrants and Pre-funded Series F Warrants that we are issuing are immediately separable and will be issued separately. The shares of common stock issuable from time to time upon exercise of the Series E Warrants and Pre-funded Series F Warrants, if any, are also being offered pursuant to this prospectus.

Common Stock

The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the heading “Description of Capital Stock” above.

Series E Warrants

The following summary of certain terms and provisions of the Series E Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of, the Series E Warrant, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions of the form of Series E Warrant for a complete description of the terms and conditions of the Series E Warrants.

Duration and Exercise Price. The Series E Warrants offered hereby will entitle the holders thereof to purchase up to an aggregate of 28,575,000 shares of our common stock (based on an assumed public offering price of $0.21 per Class A Unit (the last reported sale price of our common stock on the NASDAQ Capital Market on February 5, 2016)) at an initial exercise price not less than 100% of the last reported sale price of our common stock on the NASDAQ Capital Market as of the close of trading immediately prior to pricing of this offering, commencing on the later of one year and one day from the date of issuance, and the date that we effect an increase in the number of authorized shares of common stock, and will expire on the fifth anniversary of the date they first become exercisable. The Series E Warrants will be issued separately from the common stock included in the Class A Units and the Pre-funded Series F Warrants included in the Class B Units, and may be transferred separately immediately thereafter. All Series E Warrants will have the same expiration date.

Stockholder Approval. We have agreed to obtain stockholder approval no later than the first anniversary of the issuance of the Series E. Warrants to amend to our certificate of incorporation to increase the authorized number of shares of our common stock by either (i) effecting an additional reverse split of our common stock and/or (ii) increasing our authorized shares of common stock so as to permit the exercise in full of the Series E Warrants. In the event that we do not increase the authorized number of shares of our common stock on or prior to the one-year anniversary of the issuance of the Series E Warrants, we will be required to pay liquidated damages in the aggregate amount of $1.5 million. After the increase in the authorized number of shares of common stock, we have agreed to register under the Securities Act the shares of our common stock issuable upon exercise of the Series E Warrants and to list those shares on the NASDAQ Capital Market. We will not be required to register the shares of our common stock issuable upon exercise of the Series E Warrants if we deliver an opinion of counsel reasonably satisfactory to the placement agent that registration is not required because of either the cashless exercise rights described below or because an exemption from registration is available. If we deliver the opinion of counsel, we will publicly announce that no registration statement will be filed and explain how holders may exercise their Series E Warrants.

Anti-Dilution Protection. The exercise price of the Series E Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock. The exercise price of the Series E Warrants is also subject to anti-dilution adjustments for any issuance of common stock or rights to acquire common stock for consideration per share less than the exercise price of the Series E Warrants. For purposes of these adjustments, dilutive issuances do not include securities issued under existing instruments, under board-approved equity incentive plans or in certain strategic transactions.

Cashless Exercise. If, at the time a holder exercises its Series E Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for an issuance of the shares underlying the Series E Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Series E Warrant.

Fundamental Transactions. If, at any time while the Series E Warrants are outstanding, (A) the Company, directly or indirectly, in one or more related transactions, (i) consolidates or merges with or into (whether or not the Company is the surviving corporation) another person, or (ii) sells, assigns, transfers, conveys or otherwise disposes of all or substantially all of the properties or assets of the Company to any other person, or (iii) makes, or allows any other person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of common stock (not including any shares of common stock held by the person(s) making or party to, or affiliated with any of the persons making or party to, such purchase, tender or exchange offer); or (iv) consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other person whereby such other person acquires more than 50% of the outstanding shares of common stock (not including any shares of common stock held by the person(s) making or party to, or affiliated with any of the persons making or party to, such stock purchase agreement or other business combination), or (v) reorganizes, recapitalizes or reclassifies its common stock, (B) the Company, directly or indirectly, through one or more related transactions, allows any person or group to be or become the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of more than 50% of the aggregate voting power represented by issued and outstanding common stock, or (C) the Company, directly or indirectly, through one or more related transactions, issues or enters into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition, in which case this definition shall be construed and implemented in a manner to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction (each, a “Fundamental Transaction”), then each holder shall have the right thereafter to receive, upon exercise of a Series E Warrant, the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if the holder had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of common stock then issuable upon exercise of the Series E Warrant. Any successor to us, surviving entity or the corporation purchasing or otherwise acquiring such assets shall assume the obligation to deliver to the holder such alternate consideration, and the other obligations, under the Series E Warrant. Notwithstanding the preceding paragraph, in the event of any Fundamental Transaction, the holders of the Series E Warrants will be entitled to receive, in lieu of our shares and at the holders’ option, cash in an amount equal to the Black Scholes Value (as defined in the form of Series E Warrant) of the remaining unexercised portion of the Series E Warrant on the date of the transaction.

Transferability. The Series E Warrants may be transferred at the option of the Series E Warrant holder upon surrender of the Series E Warrants with the appropriate instruments of transfer.

Exchange Listing. We do not plan on making an application to list the Series E Warrants on any national securities exchange or other nationally recognized trading system.

Exercisability. The Series E Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed above). A holder (together with its affiliates) may not exercise any portion of the warrant to the extent that the holder would beneficially own more than 9.99% of our outstanding common stock after exercise. The holder may increase or decrease this beneficial ownership limitation to any other percentage of our common stock outstanding immediately after the exercise not in excess of 9.99%, upon, in the case of an increase, not less than 61 days’ prior written notice to us.

Waivers and Amendments. Subject to certain exceptions, the terms of a Series E Warrant may be amended or waived only with the written consent of the holder.

Pre-funded Series F Warrants

The following summary of certain terms and provisions of the Pre-funded Series F Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of, the Pre-funded Series F Warrant, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions of the form of Pre-funded Series F Warrant for a complete description of the terms and conditions of the Pre-funded Series F Warrants.

We are offering to investors the opportunity to purchase Class B Units, which differ from the Class A Units in that they contain Pre-funded Series F Warrants rather than shares of common stock. The per unit public offering price of the Class B Units containing the Pre-funded Series F Warrants is equal to the per unit public offering price of the Class A Units, less the $0.01 per share exercise price of the Pre-funded Series F Warrant included in the Class B Unit. The term “pre-funded” refers to the fact that the purchase price of the Class B Units in this offering includes almost the entire exercise price that will be paid under the Pre-funded Series F Warrants, except for a nominal remaining exercise price of $0.01. The purpose of the Pre-funded Series F Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 9.99% of our outstanding common stock following the consummation of this offering the opportunity to invest capital into the Company without triggering their ownership restrictions, by receiving Pre-funded Series F Warrants in lieu of the shares contained in the Class A Units which would result in such ownership of more than 9.99%, and receive the ability to exercise their option to purchase the shares underlying the Pre-funded Series F Warrants at such nominal price at a later date. Pre-funded Series F Warrants that expire unexercised will have no further value and the holder of such warrant will lose the pre-funded amount.

Duration and Exercise Price. The Pre-funded Series F Warrants offered hereby will entitle the holders thereof to purchase up to an aggregate of 4,762,500 shares of our common stock at a nominal exercise price of $0.01 per share, commencing immediately on the date of issuance and expiring on the fifth anniversary of the initial date of issuance. The Pre-funded Series F Warrants will be issued separately from the common stock included in the Class A Units and the Series E Warrants included in the Class B Units, and may be transferred separately immediately thereafter.

Certain Adjustments. The exercise price of the Pre-funded Series F Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock.

Redemption. If, at the time a holder exercises its Pre-funded Series F Warrants, there is no effective registration statement registering, or the prospectus contained therein is not available for an issuance of, the shares underlying the Pre-funded Series F Warrants to the holder, then in lieu of exercising the Pre-funded Series F Warrant, the holder may elect instead to redeem the Pre-funded Series F Warrants by providing notice to us of such election. In the case of a redemption, we will pay the holder of the Pre-funded Series F Warrant a cash redemption price equal to the number of shares of common stock deliverable upon the portion of the Pre-funded Series F Warrant being exercised multiplied by the excess (if any) of the closing bid price per share of our shares of common stock on the date we received the exercise notice pursuant to which the redemption request applies and the per share exercise price of the Pre-funded Series F Warrant as of that same date.

Fundamental Transactions. If, at any time while the Pre-funded Series F Warrants are outstanding, (A) the Company, directly or indirectly, in one or more related transactions, enters into a Fundamental Transaction (as defined above), then each holder shall have the right thereafter to receive, upon exercise of a Pre-funded Series F Warrants, the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if the holder had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of common stock then issuable upon exercise of the Pre-funded Series F Warrants. Any successor to us, surviving entity or the corporation purchasing or otherwise acquiring such assets shall assume the obligation to deliver to the holder such alternate consideration, and the other obligations, under the Pre-funded Series F Warrants. Notwithstanding the preceding paragraph, in the event of any Fundamental Transaction, the holders of the Pre-funded Series F Warrants will be entitled to receive, in lieu of our shares and at the holders’ option, cash in an amount equal to the Black Scholes Value (as defined in the form of Pre-funded Series F Warrant) of the remaining unexercised portion of the Pre-funded Series F Warrant on the date of the transaction.

Transferability. The Pre-funded Series F Warrants may be transferred at the option of the Pre-funded Series F Warrants holder upon surrender of the Pre-funded Series F Warrants with the appropriate instruments of transfer.

Exchange Listing. We do not plan on making an application to list the Pre-funded Series F Warrants on any national securities exchange or other nationally recognized trading system.

Exercisability. The Pre-funded Series F Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of the warrant to the extent that the holder would beneficially own more than 9.99% of our outstanding common stock after exercise. The holder may increase or decrease this beneficial ownership limitation to any other percentage of our common stock outstanding immediately after the exercise not in excess of 9.99%, upon, in the case of an increase, not less than 61 days’ prior written notice to us.

Waivers and Amendments. Subject to certain exceptions, the terms of a Pre-funded Series F Warrant may be amended or waived only with the written consent of the holder.

Investor Lock-up Provisions

The subscription agreement for this offering to be executed by each purchaser in this offering contains terms which restrict the ability of the investors in this offering from selling our shares of common stock acquired in this offering. As set forth in the subscription agreement, by participating in this offering and executing the subscription agreement, the investor agrees that the investor and each affiliate (as defined in Rule 405 under the Securities Act) of the investor will not sell for their benefit any of our shares of common stock acquired in this offering for a period of five (5) Trading Days after the closing of this offering (the “Lock-up Period”).

Further, for fifteen (15) Trading Days following the end of the Lock-up Period, any investor, either alone or together with its affiliates, that purchased 200,000 shares of our common stock (including any shares of common stock acquirable upon exercise of purchased Pre-Funded Series F Warrants) in this offering will be limited to selling no more than their pro-rata portion of 30% of the daily trading volume of the common stock on such Trading Day. Each investors pro-rata portion will be calculated as the quotient of (A) the number of shares of our common stock purchased by the investor and its affiliates (including any shares of common stock acquirable upon exercise of purchased Pre-Funded Series F Warrants) divided by (B) the aggregate number of shares of our common stock sold by us pursuant to this offering (including any shares of common stock acquirable upon exercise of all issued Pre-Funded Series F Warrants)).

The volume restrictions do not apply to any transaction in our common stock at or above $0.25 per share. The lock-up and volume restrictions can be waived in full at any time by the mutual agreement of the Company and the placement agent.

As used in the subscription agreement, “Trading Day” means any day on which our common stock is traded on the NASDAQ Capital Market, or, if the NASDAQ Capital Market is not the principal trading market for the common stock, then on the principal securities exchange or securities market on which the common stock is then traded; provided that “Trading Day” shall not include any day on which the common stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the common stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

Transfer Agent, Registrar, Warrant Agent and Preferred Stock Agent

American Stock Transfer & Trust Company is (i) the transfer agent and registrar for our common stock and our Series E Convertible Preferred Stock, and (ii) the warrant agent for our Series A, Series B, and Series C Warrants.

Stock Market Listing

Our common stock trades on The NASDAQ Capital Market under the symbol “GBSN”.

PLAN OF DISTRIBUTION

Roth Capital Partners, LLC, which we refer to as the placement agent, has agreed to act as the exclusive placement agent in connection with this offering. We have entered into a placement agent agreement, dated                     , 2016 with the placement agent. The placement agent may engage sub-placement agents or selected dealers to assist in the placement of the Class A Units and Class B Units offered hereby. The placement agent is not purchasing or selling any of the Class A Units and Class B Units offered by this prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of the Class A Units and Class B Units, but has agreed to use its commercially reasonable “best efforts” to arrange for the sale of all of the Class A Units and Class B Units offered hereby. We will enter into subscription agreements directly with investors in connection with this offering and we may not sell the entire amount of Class A Units and Class B Units offered pursuant to this prospectus. The public offering prices set forth on the cover page of this prospectus have been determined based upon arm’s-length negotiations between the purchasers and us.

The placement agent proposes to arrange for the sale to one or more purchasers of the Class A Units and Class B Units offered pursuant to this prospectus through direct subscription agreements between the purchasers and us.

Placement Agent’s Fees and Expenses

We have agreed to pay the placement agent an aggregate cash placement fee equal to 5.25% of the gross proceeds from the sale of the Class A Units and Class B Units in this offering.

The following table shows the per unit and total cash placement agent’s fees (where applicable) we will pay to the placement agent in connection with the sale of the Class A Units and Class B Units offered pursuant to this prospectus assuming the purchase of all of the Class A Units and Class B Units offered hereby:

	Per Class A Unit	Per Class B Unit	Total
Public offering price	$	$	$
Placement agent fees	$	$	$
Proceeds to us, before expenses	$	$	$

We have agreed to reimburse the placement agent for certain of its out-of-pocket expenses in an aggregate amount not to exceed $125,000. The placement agent agreement, however, provides that in the event this offering is terminated, the placement agent will only be entitled to the reimbursement of out-of-pocket expenses actually incurred in accordance with FINRA Rule 5110(f)(2)(D)

The maximum total cash placement agent’s fee payable to the placement agent will not exceed a maximum of $312,939.06, assuming the offering of 23,812,500 Class A Units at a public offering price of $0.21 per Class A Unit, 4,762,500 Class B Units at a public offering price of $0.20 per Class B Unit.

If we decide to pursue another public offering of our equity or equity-linked securities (including, without limitation, convertible debt), at any time within nine months of the date of this prospectus, we are obligated to offer the placement agent the right to act as the exclusive placement agent or lead placement agent and sole book runner, as applicable, for such offering, under a separate agreement containing terms and conditions customary for the placement agent and mutually agreed upon by us and the placement agent.

Our obligation to issue and sell the Class A Units and Class B Units offered hereby to the purchasers is subject to the conditions set forth in the subscription agreements, which may be waived by us at our discretion. A purchaser’s obligation to purchase the units offered hereby is subject to the conditions set forth in his or her subscription agreement as well, which may also be waived.

We estimate the total offering expenses of this offering that will be payable by us, excluding the placement agent’s fee, will be approximately $350,000, which includes legal and printing costs, various other fees and reimbursement of the placements agent’s expenses. At the closing, The Depository Trust Company will credit the shares of common stock to the respective accounts of the investors. We will mail the Offering Warrants directly to the investors at the respective addresses set forth in their subscription agreement with us.

Indemnification

We have agreed to indemnify the placement agent against liabilities under the Securities Act of 1933, as amended. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

Lock-up Agreements

We and certain of our directors and officers have agreed, subject to certain exceptions, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any common shares or any securities convertible into or exchangeable for our shares of common stock either owned as of the date hereof or thereafter acquired without the prior written consent of the placement agent. The placement agent may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the placement agent, or by an affiliate. Other than this prospectus in electronic format, the information on the placement agent’s website and any information contained in any other website maintained by the placement agent is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent, and should not be relied upon by investors.

The foregoing does not purport to be a complete statement of the terms and conditions of the placement agent agreement and subscription agreements. A copy of the placement agent agreement and the form of subscription agreement with the investors are included as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information” on page 127.

Regulation M Restrictions

The placement agent will be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the Class A Units and Class B Units sold by it while acting as a principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the placement agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by the placement agent acting as a principal. Under these rules and regulations, the placement agent:

•	must not engage in any stabilization activity in connection with our securities; and

•	must not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Passive Market Making

In connection with this offering, the placement agent and any selling group members may engage in passive market making transactions in our common stock on The NASDAQ Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of the units and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other

From time to time, the placement agent and its affiliates have provided, and may in the future provide, various investment banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the placement agent and its affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the placement agent and its affiliates may at any time hold long or short positions in such securities or loans. Except as described below and except for services provided in connection with this offering, the placement agent has not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus and we do not expect to retain the placement agent to perform any investment banking or other financial services for at least 90 days after the date of this prospectus. In September 2015, we retained the placement agent to act as our financial advisor in connection with our efforts to effect a restructuring our outstanding Series C Warrants for which we paid the placement agent a total of $300,000. We also paid the placement agent $35,000 in reimbursement for its actual out-of-pocket and legal expenses in connection with that engagement. In December 2015, we engaged the placement agent to act as our exclusive placement agent in connection with the Note Financing. Pursuant to that engagement, we agreed to pay the placement agent a cash fee equal to 7% of the principal amount of the notes sold. As of the date hereof, we have paid the placement agent total cash fees of $350,000 in connection with the Note Financing. As described above under “Prospectus Supplement—Recent Corporate Developments,” we have entered into a settlement agreement with Dawson James pursuant to which we have agreed to make certain payments to Dawson James and to engage Dawson James to provide us with certain financial advisory services. Dawson James is not participating in this offering.

NOTICE TO INVESTORS

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the placement agent to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The placement agent has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant

Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the securities offered hereby are “securities.”

LEGAL MATTERS

The validity of the issuance of the securities offered by us in this offering will be passed upon for us by Dorsey & Whitney LLP. Lowenstein Sandler LLP, is acting as counsel for the placement agent in connection with this offering.

EXPERTS

The audited financial statements of Great Basin Scientific, Inc. as of and for the years ended December 31, 2014 and 2013 included in this prospectus have been so included in reliance on the report of Mantyla McReynolds LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph describing conditions that raise substantial doubt regarding our ability to continue as a going concern, as described more fully in Note 3 to the audited financial statements.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room of the Securities and Exchange Commission at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission. You may also read all or any portion of the registration statement on our website at www.gbscience.com.

We are subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, are required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission’s public reference room, the website of the Securities and Exchange Commission referred to above, and our website referred to above.

FINANCIAL STATEMENTS

GREAT BASIN SCIENTIFIC, INC.

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Great Basin Scientific, Inc.

Salt Lake City, UT

We have audited the accompanying balance sheets of Great Basin Scientific, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Basin Scientific, Inc. as of December 31, 2014 and 2013, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred substantial losses from operations causing negative working capital and negative operating cash flows. These issues raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mantyla McReynolds, LLC

Mantyla McReynolds, LLC

Salt Lake City, Utah

February 18, 2015, except for the last paragraph of Note 2, as to which the date is December 11, 2015.

GREAT BASIN SCIENTIFIC, INC.

BALANCE SHEETS

	December 31,
	2014	2013
Assets
Current assets:
Cash	$2,017,823	$1,211,423
Accounts receivable, net	267,485	184,415
Inventory	457,094	320,239
Prepaid and other current assets	376,778	94,421

Total current assets	3,119,180	1,810,498
Intangible assets, net	216,580	334,025
Property and equipment, net	4,237,467	3,703,582

Total assets	$7,573,227	$5,848,105

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,369,169	$874,119
Accrued expenses	612,359	815,814
Current portion of notes payable	49,994	44,601
Notes payable—related party, net of discount of $58,333	441,667	—
Current portion of capital lease obligations	947,422	506,506

Total current liabilities	3,420,611	2,241,040
Notes payable, net of current portion	5,693	55,730
Capital lease obligations, net of current portion	2,156,837	2,042,359
Derivative liability	9,998,636	—

Total liabilities	15,581,777	4,339,129

Commitments and contingencies
Convertible preferred stock:
Series A convertible preferred stock, par value $.001; 0 and 125,000,000 shares authorized; 0 and 117,131,171 shares issued and outstanding, respectively	—	18,846,539
Series B convertible preferred stock, par value $.001; 0 and 100,000,000 shares authorized; 0 and 59,465,350 shares issued and outstanding, respectively	—	9,464,454
Series C convertible preferred stock, par value $.001; 0 and 210,000,000 shares authorized; 0 and 150,989,224 shares issued and outstanding, respectively	—	3,674,335
Series C-1 convertible preferred stock, par value $.001; 0 and 100,000,000 shares authorized; 0 and 84,027,175 shares issued and outstanding, respectively	—	2,067,068
Series D convertible preferred stock, par value $.001; 0 shares authorized 0 shares issued and outstanding	—	—
Stockholders’ deficit:
Preferred stock, $.001 par value, 5,000,000 and 0 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $.0001 par value: 50,000,000 and 700,000,000 shares authorized; 84,777 and 1,926 shares issued and outstanding, respectively	8	—
Additional paid-in capital	55,996,138	9,733,458
Accumulated deficit	(64,004,696)	(42,276,878)

Total stockholders’ deficit	(8,008,550)	(32,543,420)

Total liabilities, convertible preferred stock and stockholders’ deficit	$7,573,227	$5,848,105

The accompanying notes are an integral part of these financial statements

GREAT BASIN SCIENTIFIC, INC.

STATEMENTS OF OPERATIONS

	Years ended December 31,
	2014	2013
Revenues	$1,606,254	$760,646
Cost of sales	3,968,185	2,185,992

Gross loss	(2,361,931)	(1,425,346)
Operating expenses:
Research and development	4,609,913	3,345,693
Selling and marketing	2,301,610	2,618,901
General and administrative	2,928,186	1,866,875
(Gain) loss on sale of assets	(8,166)	22,768

Total operating expenses	9,831,543	7,854,237

Loss from operations	(12,193,474)	(9,279,583)

Other income (expense):
Interest expense	(1,136,054)	(284,323)
Interest income	3,176	3,876
Change in fair value of derivative liability	(8,396,169)	—

Total other income (expense)	(9,529,047)	(280,447)

Loss before provision for income taxes	(21,722,521)	(9,560,030)
Provision for income taxes	(5,297)	(1,250)

Net loss	(21,727,818)	(9,561,280)
Less: Cumulative preferred stock dividends (undeclared)	—	(2,533,470)

Net loss attributable to common stockholders	$(21,727,818)	$(12,094,750)

Net loss per common share—basic and diluted	$(1,039.41)	$(6,279.72)

Weighted average common shares—basic and diluted	20,904	1,926

The accompanying notes are an integral part of these financial statements

GREAT BASIN SCIENTIFIC, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2013 and 2014

	common stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Par Value
Balance—December 31, 2012	1,926	$—	$9,622,367	$(32,715,598)	$(23,093,231)

Employee stock option expense	—	—	111,091	—	111,091
Net loss for the year	—	—	—	(9,561,280)	(9,561,280)

Balance—December 31, 2013	1,926	$—	$9,733,458	$(42,276,878)	(32,543,420)

Issuance of common stock and warrants, net	19,167	2	6,375,835	—	6,375,837
Exercise of common stock warrants	2,634	—	31,600	—	31,600
Employee stock option expense	—	—	297,244	—	297,244
Conversion of preferred stock into common stock	61,050	6	41,135,405	—	41,135,411
Derivative liability on warrants issued and exercised	—	—	(1,602,467)	—	(1,602,467)
Modification of warrants	—	—	25,063	—	25,063
Net loss for the year	—	—	—	(21,727,818)	(21,727,818)

Balance—December 31, 2014	84,777	$8	$55,996,138	$(64,004,696)	$(8,008,550)

The accompanying notes are an integral part of these financial statements

GREAT BASIN SCIENTIFIC, INC.

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2014	2013
Cash flows from operating activities:
Net loss	$(21,727,818)	$(9,561,280)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,157,976	854,950
Change in fair value measurement	8,396,169	—
(Gain) loss on sale of assets	(8,166)	22,768
Interest converted to preferred stock	13,129	139,403
Employee stock compensation	297,244	111,091
Warrant issuance and modifications	25,063	—
Debt discount amortization	41,667	—
Asset disposal	11,124	—
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(83,070)	(81,439)
Increase in inventory	(136,855)	(226,159)
Increase in prepaid and other assets	(217,597)	(71,564)
Increase in accounts payable	823,409	149,873
Increase (decrease) in accrued liabilities	(203,455)	323,560

Net cash used in operating activities	(11,611,180)	(8,338,797)

Cash flows from investing activities:
Acquisition of property and equipment	(248,133)	(595,819)
Acquisition of intangible asset	—	(225,000)
Construction of equipment	(1,757,360)	(2,181,563)
Proceeds from sale of assets	35,000	63,000
Proceeds from sale leaseback	1,500,000	2,500,000

Net cash used in investing activities	(470,493)	(439,382)

Cash flows from financing activities:
Net proceeds from issuance of common stock	6,375,837	—
Proceeds from exercise of warrants	31,600	—
Proceeds from issuance of convertible notes payable	100,000	4,577,688
Proceeds from issuance of convertible notes payable—related party	300,000	—
Net proceeds from issuance of preferred stock	6,569,886	1,160,000
Proceeds from issuance of notes payable—related party	890,000	—
Proceeds from subscriptions receivable	—	3,288,333
Principal payments of capital leases	(944,606)	(144,071)
Principal payments of notes payable	(44,644)	(35,357)
Principal payments of notes payable—related party	(390,000)	—

Net cash provided by financing activities	12,888,073	8,846,593

Net increase in cash	806,400	68,414
Cash, beginning of the period	1,211,423	1,143,009

Cash, end of the period	$2,017,823	$1,211,423

Supplemental disclosures of cash flow information:
Interest paid	$1,121,066	$144,920

Income taxes paid	$6,447	$—

Supplemental schedule of non-cash investing and financing activities:
Conversion of preferred stock to common stock	$18,846,539	$—

Issuance of preferred stock as debt discount	$100,000	$—

Conversion of note payable to preferred stock	$400,000	$4,442,000

Assets acquired through capital leases	$807,272	$1,293,205

Initial public offering costs incurred but unpaid	$64,760	$—

Property and equipment included in accounts payable	$393,119	$—

Change in derivative liability from new and exercised warrants	$1,586,181	$—

The accompanying notes are an integral part of these financial statements

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 DESCRIPTION OF BUSINESS

Great Basin Scientific, Inc. (the “Company”) (d.b.a., Great Basin Corporation) is a Delaware corporation headquartered in Salt Lake City, Utah. The Company was originally incorporated as Diagnostic Micro Arrays, Inc., a Nevada corporation, on June 27, 2003. The Company changed its name to Great Basin Scientific, Inc. on April 19, 2006. On August 12, 2008, the Company took steps to change its corporate domicile from Nevada to Delaware by forming Great Basin Scientific, Inc., a Delaware corporation and on August 29, 2008, Great Basin Scientific, Inc., a Nevada corporation, was merged with and into Great Basin Scientific, Inc., a Delaware corporation, wherein the Delaware corporation was the sole surviving entity.

The Company is a molecular diagnostic testing company focused on improving patient care through the development and commercialization of its patented, molecular diagnostic platform designed to test for infectious disease, especially hospital-acquired infections. The Company’s focus is mainly on small to medium sized hospital laboratories, those under 400 beds, that are shifting from traditional testing methods to molecular methods of diagnosis. The Company’s platform includes an analyzer, which is provided for customers’ use without charge in the United States, and a diagnostic test cartridge, which is sold to customers. This platform combines both affordability and ease-of-use when compared to other commercially available molecular testing methods, which allows small to medium sized hospitals that traditionally could not afford more expensive molecular diagnostic systems to modernize their laboratory testing and provide better patient care. The Company currently has one commercially available test, a diagnostic test for clostridium difficile, or C. diff, which received clearance from the Food and Drug Administration, or FDA, in April of 2012. The Company filed a 510(k) pre-market application for our second diagnostic test for Group B Strep in the fourth quarter of 2014.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared to reflect the financial position, results of operations and cash flows of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Initial Public Offering

On October 8, 2014, the Company completed an initial public offering (“IPO”) whereby the Company sold 19,167 shares of its common stock and Series A Warrants exercisable for 19,167 shares of its common stock, which were sold in units of one share of common stock for every 60 units and one Series A Warrant at an issuance price of $7.00 per unit, less underwriting discounts and commissions. In addition, the underwriter exercised its option to purchase additional Series A Warrants exercisable for 2,875 shares of its common stock. As a result of the IPO, the Company received proceeds of approximately $6.4 million, net of approximately $1.7 million in underwriting and other offering costs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Such estimates include the warranty reserve, accounts receivable and inventory reserves, intangible assets and other long lived assets, legal and regulatory contingencies, income taxes, share based arrangements, the derivative liability for common stock warrants and others. These estimates and assumptions are based on management’s best estimates and judgments. Actual amounts and results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with insignificant interest rate risk and original maturities to the Company of three months or less to be cash equivalents. Cash equivalents consist primarily of interest and non-interest bearing bank accounts held in checking, savings and money market accounts. These assets are generally available on a daily or weekly basis and are highly liquid in nature. If the balances are greater than $250,000, the Company does not have FDIC coverage on the entire amount of bank deposits.

Accounts Receivable

Accounts receivable are generated from the sale of single use diagnostic test cartridges to end users in the United States and to a network of distributors outside the United States. These accounts receivable are recorded at the invoiced amount, net of allowances for doubtful amounts. The Company routinely reviews outstanding accounts receivable balances for estimated uncollectible accounts and establishes or adjusts the allowances for doubtful accounts receivable using the specific identification method and records a reserve for amounts not expected to be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. The Company does not have customer acceptance provisions, but it does provide its customers a limited right of return for defective diagnostic test cartridges.

The balance of accounts receivable at December 31, 2014 and 2013, net of an allowance for doubtful accounts of $5,482, was $267,485 and $184,415, respectively.

Inventories

Inventories are stated at the lower of cost or market with cost determined according to the average cost method. Manufactured inventory consists of raw material, direct labor and manufacturing overhead cost components. The Company reviews the components of its inventory on a regular basis for excess and obsolete inventory and makes appropriate adjustments when necessary. Inventories consisted of the following at December 31, 2014 and 2013:

	December 31,
	2014	2013
Raw materials	$360,019	$278,947
Work-in-process	91,153	39,192
Finished goods	5,922	2,100

Total inventories	$457,094	$320,239

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets (which range from three to ten years) using the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the lease term or estimated useful lives of the assets. The analyzers that the Company manufactures and retains title over are placed with customers and are recorded in property and equipment under “Analyzers.” The materials used for the manufacture of the analyzers are recorded in property and equipment under “Construction in progress.” Major renewals and betterments are capitalized and depreciated over their estimated useful lives while minor expenditures for maintenance and minor repairs are charged to operations as incurred.

The Company classifies assets to be sold as assets held for sale when (i) Company management has approved and commits to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition and is ready for sale, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets classified as held for sale are recorded at the lower of the carrying amount or fair value less the cost to sell and are a component of prepaid and other current assets in the balance sheets. The Company did not have any assets classified as held for sale as of December 31, 2014 and 2013.

Intangible Assets

The Company records its intangible assets at cost which consist of two licensing and royalty agreements for certain intellectual property rights used in the development and manufacture of our products. These intangible assets are being amortized over an estimated useful life of seven years from the date that the technology licenses became effective. As of December 31, 2014 and 2013, intangible assets totaled $600,000 valued at cost, less accumulated amortization of $383,420 and $265,975, respectively. The Company recorded amortization associated with these agreements of $117,445 and $97,680 for the years ended December 31, 2014 and 2013, respectively.

Estimated future intangible asset amortization expense for the next five years are as follows:

Years ended December 31,
2015	$97,405
2016	76,583
2017	42,591
2018	—
2019	—

Total estimated amortization expense	$216,579

Impairment of Long Lived Assets

Long-lived tangible assets, including property and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company regularly evaluates whether events or circumstances have occurred that indicate possible impairment and relies on a number of factors, including expected future operating results, business plans, economic projections, and anticipated future cash flows. The Company uses an estimate of the future undiscounted net cash flows and comparisons to like-kind assets, as appropriate, of the related asset over the remaining life in measuring whether the assets are recoverable. Measurement of the amount of impairment, if any, is based upon the difference between the asset’s carrying value and estimated fair value. Fair value is determined through various valuation techniques, including cost-based, market and income approaches as considered necessary.

Derivative Instruments

The Company accounts for derivative instruments under the provisions of ASC 815 Derivatives and Hedging. ASC 815 requires the Company to record derivative instruments at their fair value. Changes in the fair value of derivatives are recognized in earnings. As a result of certain terms, conditions and features included in certain common stock purchase warrants granted by the Company, those warrants are required to be accounted for as derivatives at estimated fair value, with changes in fair value recognized in earnings.

Fair Value of Financial Instruments

The Company measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

Level 1—Quoted market prices in active markets for identical assets or liabilities;

Level 2—Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves, and market-corroborated inputs); and

Level 3—Unobservable inputs in which there is little or no market data, which require the reporting unit to develop its own assumptions.

The following tables set forth the financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2014:

	Fair Value Measurements at December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Derivative liability
Common stock warrants	$—	$—	$9,998,636	$9,998,636

Total derivative liability	$—	$—	$9,998,636	$9,998,636

Revenue Recognition

The Company derives its product revenue from the sale of single use diagnostic test cartridges sold through our dedicated sales force, except in the European Union where the Company sells through a network of distributors. Product revenue is recognized when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products has occurred; (3) the selling price of the product is fixed or determinable; and (4) collectability of that price is reasonably assured. Change in title to the product and recognition of revenue from sales of diagnostic test cartridges occurs at the time of shipment. Shipping and handling fees and related freight costs and supplies for test kits are billed to customers. Additional costs associated with shipping products to customers are included as a component of cost of sales.

Research and Development Costs

Research and development costs are charged to operations as incurred. Research and development costs include, among other things, salaries and wages for research scientists and staff (including stock-based compensation), materials and supplies used in the development of new products, developing and validating the manufacturing process, costs for clinical trials, and costs for research and development facilities and equipment.

Stock Based Compensation

The Company has accounted for stock-based compensation under the provisions of Financial Accounting Standards board of directors Accounting Standards Codification (“FASB ASC”) 718, “Compensation—Stock Compensation”. This standard requires the Company to record an expense associated with the fair value of stock-based compensation over the requisite service period. The Company uses the Black-Scholes option valuation model to calculate the value of options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the estimated fair value of the Company’s common stock on the date of grant, the expected term of the stock option, and the expected price volatility of the Company’s common stock over the period equal to the expected term of the grant. Changes in these assumptions can materially affect the fair value estimate. The Company estimates forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Financial Instruments and Concentration of Credit Risk

The Company’s financial instruments include cash and cash equivalents, accounts receivable, and accounts payable. The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of their immediate or short-term maturities.

All of the Company’s accounts receivable result from sales in the normal course of business to its customers primarily throughout the United States. The Company attempts to limit its credit risk by performing credit evaluations of new customers and maintaining adequate allowances for potential credit losses. As of December 31, 2014, 30% of the accounts receivable balance resulted from one customer. As of December 31, 2013, 25% of the accounts receivable balances resulted from one customer. Historically, the Company has not experienced any credit losses on such receivables. Allowances for bad debt in the amount of $5,482 were recorded against accounts receivable for the years ended December 31, 2014 and 2013. There was no bad debt for the year ended December 31, 2014. The Company cannot ensure that such losses will not be realized in the future.

The Company’s customers are primarily hospitals and health clinics. For the year ended December 31, 2014, 11% of revenues resulted from one customer who accounted for more than 10% of revenues. For the year ended December 31, 2013, 23% of revenues resulted from two customers who each accounted for more than 10% of revenues.

Income Taxes

The Company accounts for income taxes under FASB ASC 740, “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require the consideration of a valuation allowance for deferred tax assets if it is “more likely than not” that some component or all of the benefits of deferred tax assets will not be realized.

The tax effects from an uncertain tax position can be recognized in the financial statements only if the position is more likely than not of being sustained if the position were to be challenged by a taxing authority. The Company has examined the tax positions taken in its tax returns and determined that there are no uncertain tax positions. As a result, the Company has recorded no uncertain tax liabilities in its balance sheet.

Loss per Common Share

Basic loss per share (“EPS”) is computed by dividing net loss, less cumulative preferred stock dividends for the period, including undeclared or unpaid cumulative dividends (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted EPS is computed by dividing net loss by the weighted average number of common shares and potential common shares outstanding (if dilutive) during each period. Potential common shares include convertible preferred stock, stock options and warrants. The number of potential common shares outstanding is computed using the treasury stock method.

As the Company has incurred losses for the years ended December 31, 2014 and 2013, the potentially dilutive shares are anti-dilutive and are thus not added into the loss per share calculations. As of December 31, 2014 and 2013, there were 102,587 and 40,990 potentially dilutive shares, respectively.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

In May 2014, the Financial Accounting Standards board of directors issued accounting guidance on revenue recognition. The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers. Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance. This guidance will be effective for fiscal 2017 and will be required to be applied retrospectively. We are currently assessing the impact that this guidance will have on our financial statements at this time.

In August 2014, the Financial Accounting Standards board of directors issued ASU No. 2014-15. This standard provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2016, with early adoption permitted. The Company is evaluating the new guidance and plans to provide additional information about its expected impact at a future date.

Reverse Stock Split

On September 5, 2014, the Company effected a reverse stock split of the Company’s common stock whereby each two hundred shares of common stock was replaced with one share of common stock (with no fractional shares issued). The par value and authorized shares of the common stock were not adjusted as a result of the reverse stock split. All common share, options, warrants and per share amounts for all periods presented in these financial statements have been adjusted retroactively to reflect the reverse stock split. The convertible preferred stock was not included in the reverse stock split and the outstanding amounts have not been adjusted. However, the conversion ratio was adjusted as a result of the reverse stock split such that upon conversion, each two hundred shares of preferred stock will be converted into one share of common stock.

On December 11, 2015, the Company effected another reverse stock split of the Company’s common stock whereby each sixty shares of common stock was replaced with one share of common stock (with no fractional shares issued). The par value of the common stock was adjusted from $0.001 per share to $0.0001 per share as a result of the reverse stock split. The authorized shares of the common stock were not adjusted as a result of the reverse stock split. All common share and per share amounts for all periods presented in these financial statements have been adjusted retroactively to reflect the reverse stock split. The Series E Preferred Stock, common warrants, Class A, Class B, Series A, Series B and Series C Warrants as well as employee and other options were not included in the reverse stock split and the outstanding amounts have not been adjusted. However, the conversion ratio was adjusted as a result of the reverse stock split such that upon conversion, 60 shares of preferred stock will be converted into four shares of common stock and 60 warrants or options will be converted into one share of common stock.

NOTE 3 GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. The Company has incurred substantial losses from operations causing negative working capital and negative operating cash flows, which raise substantial doubt about the Company’s ability to continue as a going concern. The Company sustained a net loss for the year ended December 31, 2014 of $21,727,818 and a net loss for the year ended December 31, 2013 of $9,561,280, and has an accumulated deficit of $64,004,696 as of December 31, 2014.

The Company intends to develop its products and expand its customer base, but does not have sufficient realized revenues or operating cash flows in order to finance these activities internally. As a result, the Company intends to seek financing in order to fund its working capital and development needs.

The Company has been able to meet its short-term needs through private placements of convertible preferred securities, an initial public offering (“IPO”) and the sale and leaseback of analyzers used to report test results.

The Company will continue to seek funding through the issuance of additional equity securities, debt financing, the sale and leaseback of analyzers, or a combination of these items. Any proceeds received from these items could provide the needed funds for continued operations and development programs. The Company can provide no assurance that it will be able to obtain sufficient additional financing that it needs to alleviate doubt about its ability to continue as a going concern. If the Company is able to obtain sufficient additional financing proceeds, the Company cannot be certain that this additional financing will be available on acceptable terms, if at all. To the extent the Company raises additional funds by issuing equity securities, the Company’s stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2014 and December 31, 2013:

	December 31,
	2014	2013
Construction in progress	$1,133,654	$308,411
Analyzers	1,139,352	1,421,293
Computers and office equipment	290,754	244,454
Machinery and equipment	1,060,993	910,643
Leasehold improvements	366,945	366,945
Furniture and fixtures	16,145	11,730
Equipment under capital lease	2,148,476	1,462,122

	6,156,319	4,725,598
Less: accumulated depreciation and amortization	(1,918,852)	(1,022,016)

Total property and equipment, net	$4,237,467	$3,703,582

The total expense for depreciation of fixed assets and amortization of leasehold improvements was $1,040,531 and $757,270 for the years ended December 31, 2014 and 2013, respectively.

NOTE 5 ACCRUED EXPENSES

Accrued liabilities consisted of the following as of December 31, 2014 and 2013:

	December 31,
	2014	2013
Accrued payroll	$421,645	$564,740
Royalties	166,540	105,319
Accrued interest	—	39,808
Accrued property and use tax	10,905	99,707
Other	13,269	6,240

Total accrued liabilities	$612,359	$815,814

NOTE 6 LEASE COMMITMENTS

Capital Leases

The Company has entered into two lease agreements for the sale-leaseback of molecular diagnostic analyzers. The first agreement was entered into in November 2013 and provided for the sale of 125 molecular diagnostic analyzers for a sales price of $2,500,000, which are being leased back for a base period of thirty-six monthly payments of $74,875. The second agreement was entered into in April 2014 for the sale of 75 molecular diagnostic analyzers for a sales price of $1,500,000, which are being leased back for a base period of twenty-four monthly payments of $64,665. At the end of each lease term, the leases shall automatically renew for twelve additional months at the current monthly rate unless the Company gives written notice 150 days prior to the end of the lease. If timely notice is given the Company shall have the opportunity to: 1) repurchase the analyzers for a negotiated purchase price, not to exceed forty percent of their original cost; or 2) terminate the lease, return the property and enter into a new lease with new property that replaces the property of the old lease. Both the Company and the lessor shall have the right to reject any terms of option 1 or 2 and if rejected, the 12 month extension shall apply. As such, the Company is amortizing the capital lease over a forty-eight month period for the first agreement and a thirty-six month period for the second agreement. The second agreement also has a rewrite clause wherein the leasing company agrees to use its commercially best efforts to rewrite the lease agreement at more favorable terms when the Company raises sufficient capital to cover current and future expenses for a minimum of 12 months. The Company’s obligations under the lease agreements are secured by a $500,000 letter of credit. The Letter of Credit was issued by a bank at the behest of a non-profit foundation and Spring Forth Investments LLC both of which are related parties through Mr. David Spafford, a director of the Company. The Company is obligated to reimburse the non-profit foundation and Spring Forth Investments LLC for any draws made under the Letter of Credit. The lease agreement is also secured by personal guarantees from Mr. Ryan Ashton, the Chief Executive Officer of the Company, and Mr. Spafford (See Note 12 RELATED PARTY TRANSACTIONS). The lease is accounted for as a capital lease sale-leaseback transaction in accordance with ASC 840, “Leases”.

Annual future maturities of capital leases for the next five years are as follows:

Years ended December 31,
2015	$947,422
2016	1,305,426
2017	851,411
2018	—
2019	—

Total capital lease commitments	3,104,259
Less: current portion of capital leases	(947,422)

Long term portion of capital leases	$2,156,837

Operating leases

The Company leases office and manufacturing buildings as well as certain office equipment such as copiers and printers under operating lease agreements that expire at various dates.

Amounts charged to expense under operating leases were $293,773 and $284,941 for the years ended December 31, 2014 and 2013, respectively.

Operating lease commitments for the next five years are as follows:

Years ended December 31,
2015	$108,237
2016	4,937
2017	715
2018	—
2019	—

Total operating lease commitments	$113,889

NOTE 7 NOTES PAYABLE

The Company purchased certain machinery and equipment under two note payable agreements which consist of the following as of December 31, 2014 and 2013:

	December 31,
	2014	2013
Note payable, 15.2% interest, monthly payments of $1,328, due February 6, 2016, secured by equipment	$16,938	$29,259
Note payable, 10.0% interest, monthly payments of $3,161, due January 1, 2016, secured by equipment	38,749	71,072

Total notes payable	55,687	100,331
Less: current portion of notes payable	(49,994)	(44,601)

Long term portion of notes payable	$5,693	$55,730

NOTE 8 NOTES PAYABLE—RELATED PARTY

In July 2014, the Company entered into a note agreement for $500,000 with Spring Forth Investments, LLC a company owned by Mr. David Spafford, a director. The maturity date for the note is July 18, 2015. The note pays interest at an annual rate of 20% and is paid monthly. The Company may extend the due date of the note to July 18, 2016 by giving notice no later than April 18, 2015 and paying an extension fee of $10,000. The Company prepaid the last three months of interest for a total of $25,000 at the time of issuance of the note. As additional consideration for the note, the Company issued 4,000,000 Series D preferred stock units (which are separable into 4,000,000 shares of Series D preferred stock, 20,000 Class A warrants to purchase 334 shares of common stock at $295.20 per share and 20,000 Class B warrants to purchase 334 shares of common stock at $12.00 per share) at a value of $100,000 or $0.025 per unit. The Series D preferred stock units were accounted as a debt discount to be amortized over the life of the note. As of December 31, 2014 the unamortized debt discount was $58,333. On the date of the IPO, the 4,000,000 shares of Series D Preferred Stock converted into 334 shares of common stock at a conversion ratio of 12,000 to 1.

NOTE 9 COMMON AND PREFERRED STOCK

Common Stock

The Company had 50,000,000 and 700,000,000 shares of common stock authorized at a par value of $0.0001 per share as of December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013 there were 84,777 and 1,926 shares of common stock issued and outstanding, respectively. There were no issuances of common stock during 2013.

In July 2014, the Company issued 771 shares of common stock to Spring Forth Investments pursuant to the exercise of the conversion option of 9,250,000 shares of Series A preferred stock at a conversion ratio of 12,000 to 1 (SEE NOTE 12 RELATED PARTY TRANSACTIONS).

In October and November 2014, the Company issued 2,634 shares of common stock to various unaffiliated investors upon the exercise of 158,000 of Class B warrants at an exercise price of $31,600 or $12.00 per share.

In October 2014, the Company completed an IPO, whereby the Company sold 19,167 shares of its common stock and 1,150,000 Series A Warrants, which were sold in units of one share of common stock for every 60 units and one Series A Warrant at a public offering price of $7.00 per unit. Each Series A Warrant is exercisable for one share of common stock for every 60 warrants and one Series B Warrant. In addition, the underwriter was granted 57,500 common warrants and also exercised its option to purchase 172,500 Series A Warrants. The shares began trading on the NASDAQ Capital Market on October 9, 2014. The aggregate net proceeds received by the Company from the offering were approximately $6.4 million, after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company.

In October 2014, upon the closing of the IPO, all outstanding shares of convertible preferred stock converted into 60,279 shares of common stock at a ratio of 12,000 to 1.

Preferred Stock

The Company had 5,000,000 and 535,000,000 shares of preferred stock authorized at a par value of $0.001 per share as of December 31, 2014 and 2013, respectively. As of December 31, 2014 there were no shares of preferred stock issued and outstanding. The preferred stock may be issued from time to time by the board of directors as shares of one or more classes or series with authority to fix the designation and relative powers including voting powers, preferences, rights, qualifications, limitations, and restrictions relating to the shares of each class or series. As of December 31, 2013, there were 117,131,171 shares of Series A preferred stock outstanding; 59,465,350 shares of Series B preferred stock outstanding; 150,989,224 shares of Series C preferred stock outstanding; and 84,027,175 shares of Series C-1 preferred stock outstanding.

During the year ended December 31, 2013 the Company issued 150,989,224 shares of Series C preferred stock for cash in the amount of $1,160,000 net of offering costs and pursuant to the exercise of convertible notes in the amount $2,442,000 plus interest of $72,338 for a total issuance price of $3,674,338 or $0.0246 per share. The Company also issued 84,027,174 shares of Series C-1 preferred stock pursuant to the exercise of a convertible note in the amount of $2,000,000 plus interest of $67,068 for a total conversion price of $2,067,068 or $0.0246 per share.

During the year ended December 31, 2014 the Company issued 14,888,211 shares of Series C preferred stock for cash in the amount of $366,250 or $0.0246 per share. The Company also sold 285,566,560 shares of Series D preferred stock units for gross proceeds in the amount of $7,139,164 or $0.025 per unit and after deducting offering costs and expenses, the Company received $6,203,636 in net proceeds. The preferred stock units were separable into 285,566,560 shares of Series D preferred stock, 1,427,832 Class A warrants to purchase one share of common stock for every 60 warrants at $295.20 per share and 1,427,832 Class B warrants to purchase one share of common stock for every 60 warrants at $12.00 per share. In conjunction with the offering an additional 7,200,000, 466,436 and 251,216 of Series D preferred stock warrants, Class A warrants and Class B warrants, respectively, were granted as part of the offering costs.

In July 2014, the Company converted notes payable in the amount of $400,000 plus $13,129 in accrued interest into 16,525,121 Series D preferred stock units at a conversion price of $0.025 per share. These units consist of 16,525,121 shares of Series D preferred stock, 82,625 Class A warrants to purchase one share of common stock for every 60 warrants at $295.20 per share and 82,625 Class B warrants to purchase one share of common stock for every 60 warrants at $12.00 per share. The shares of Series D preferred stock are convertible into shares of common stock at a ratio of 12,000:1, at the option of the holder at any time after issuance. The conversion of the notes was pursuant to the terms of the notes that upon a qualified equity financing of at least $5 million the notes would be converted into shares of the equity securities at the price per share at which the equity securities were issued in the qualified equity financing. The sale of the Series D preferred stock units through July 2014 met this threshold and triggered the conversion.

In July 2014, as additional consideration for the issuance of the Spring Forth Note (See NOTE 8 NOTES PAYABLE—RELATED PARTY) the Company issued 4,000,000 Series D preferred stock units (which were separable into 4,000,000 shares of Series D preferred stock, 20,000 Class A warrants to purchase one share of common stock for every 60 warrants at $295.20 per share and 20,000 Class B warrants to purchase one share of common stock for every 60 warrants at $12.00 per share) at a value of $100,000 or $0.025 per unit.

In July 2014, Spring Forth Investments exercised its conversion option and converted 9,250,000 shares of Series A preferred stock valued at $1,480,000 or $0.16 per share into 771 shares of common stock.

The Series C and Series D preferred stock had a conversion price adjustment provision that in the event the Company sells shares of any additional stock, subject to certain exceptions, at a price per share less than the original issue price of the respective series preferred stock, the conversion price shall be adjusted to a price equal to the price paid per share for such additional stock. These conversion price adjustment provisions, and other relevant features of the preferred stock, were analyzed in accordance with the provisions of FASB ASC 815, “Derivatives and Hedging”. The Company evaluated the conversion price adjustment provision embedded in the preferred stock and other relevant features and determined, in accordance with the provisions of the referenced accounting guidance, that such conversion option or other relevant features do not meet the criteria requiring bifurcation as a derivative liability of these instruments. The characteristics of the common stock that is issuable upon a holder’s exercise of the conversion option embedded in the convertible preferred stock are deemed to be clearly and closely related to the characteristics of the preferred shares. Further, the Company determined the other relevant features of the preferred stock are clearly and closely related to the equity host and do not qualify for derivative accounting.

In July 2014, the Company filed a sixth amended and restated Certificate of Incorporation authorizing a modification to the number of authorized shares of common stock and Series D preferred stock. The number of common shares authorized was amended to 1,800,000,000 shares and the number of Series D preferred shares authorized was amended to 325,000,000 shares.

In October 2014, the Company filed a seventh amended and restated Certificate of Incorporation authorizing a modification to the number of authorize shares of common stock and preferred stock. The number of common shares authorized was amended to 50,000,000 shares and the number of preferred shares authorized was amended to 5,000,000 shares.

In October 2014, upon the closing of the IPO, all outstanding shares of convertible preferred stock converted into 60,279 shares of common stock at a conversion ratio of 12,000 to 1.

NOTE 10 WARRANTS

As of December 31, 2014, there were 5,447,940 fully vested warrants outstanding to purchase shares of common stock. As of December 31, 2013 there were 274,420, fully vested warrants outstanding to purchase shares of common stock and 2,231,727 fully vested warrants to purchase shares of Series A preferred stock. All warrants convert into shares of common stock at a ratio of 60 warrants for one shares of common stock.

During the year ended December 31, 2013 warrants to purchase 1,668 shares of common stock were granted and issued as compensation to two related parties in conjunction with providing their personal guarantee of the leaseback agreements on our analyzers (see NOTE 6 LEASE COMMITMENTS and NOTE 12 RELATED PARTY TRANSACTIONS). The warrants have an exercise price of $12.00 per share and expire seven years from the date of grant. These transactions are accounted for by the Company under the provisions of FASB ASC 505 which require the Company to record an expense associated with the fair value of stock-based payments. The Company uses the Black-Scholes option valuation model to calculate the fair value of stock-based payments at the date of grant. Warrant pricing models require the input of highly subjective assumptions, including the expected price volatility. For warrants granted, the Company used a variety of comparable and peer companies to determine the expected volatility. The Company believes that the use of peer company data fairly represents the expected volatility it would experience if the Company were actively publicly traded in the life sciences industry over the contractual term of the warrants. Changes in these assumptions can materially affect the fair value estimate. The Company determined that the value of the common stock warrants granted was nominal due to the fair value of the Company’s common stock as of the grant date being nominal as a result of the priority provisions of the preferred stock outstanding at that time.

During the year ended December 31, 2014, warrants to purchase 88,919 shares of common stock and warrants to purchase 7,200,000 shares of Series D preferred stock were granted.

Of the warrants granted during 2014, 2,855,664 were Class A and Class B warrants to purchase shares of common stock and were issued as part of the sale for cash of the Series D preferred stock units (see NOTE 9 COMMON AND PREFERRED STOCK). These warrants have an exercise price between $12.00 and $295.20 per share and expire between April 2021 and July 2021.

In addition during 2014 prior to the IPO, 1,048,698 common warrants, Class A warrants and Class B warrants to purchase common stock and 7,200,000 warrants to purchase Series D preferred stock were granted in conjunction with the issuance of certain convertible notes payable, consulting services and as financing fees. The warrants have an exercise price between $12.00 and $295.20 per share and expire between February 2021 and July 2021. The Company determined that the fair value of the warrants granted was nominal due to the fair value of the Company’s common stock as of the grant date being nominal as a result of the priority provisions of the preferred stock outstanding at that time.

In October 2014 common warrants in the amount of 57,500 and Series A Warrants in the amount of 1,322,500 were issued in conjunction with our IPO (see NOTE 9 COMMON AND PREFERRED STOCK). The common warrants have an exercise price of $525.00 per share and expire in October 2019. Each Series A Warrant is exercisable for one share of common stock for every 60 warrants and one Series B Warrant. The Series A Warrants have an exercise price of $420.00 per share and expire in October 2015. Each Series B warrant is exercisable for one share of common stock for every 60 warrants and will only be issued upon the exercise of a Series A Warrant. The Series B warrants have an exercise price of $525.00 per share and expire on the sixth anniversary of the date of issuance.

In October 2014 upon the closing of the IPO, 2,231,727 outstanding warrants to purchase shares of Series A preferred stock and 7,200,000 outstanding warrants to purchase shares of Series D preferred stock were converted at a ratio of 200 to 1 into 47,178 warrants to purchase 787 shares of common stock with same expiration date as the original preferred warrant and the exercise price adjusted to $1,920.00 per share for those converted from the Series A Preferred Stock and $300.00 per share for those converted from the Series D Preferred Stock.

In September 2014, 157,093 warrants previously issued were amended to eliminate a clause that would cancel the warrant upon the completion of an IPO. The Company recorded an expense for the incremental fair value based on the difference between the fair value of the modified award and the fair value of the original award immediately before it was modified using the Black-Scholes option valuation model to calculate the fair value. The Company determined the incremental fair value of the warrants to be $25,061 which was expensed in the period as the warrants were fully vested.

The following is the weighted average of the assumptions used in calculating the fair value of the warrants after they were modified in September 2014 using the Black-Scholes method:

Fair market value	$296.40
Exercise price	$600.00
Risk free rate	0.61%
Dividend yield	0.00%
Expected volatility	37.23%
Remaining contractual term	1.97 years

The following table summarizes the common stock warrant activity during the years ended December 31, 2014 and 2013:

	Common Stock Warrants	Weighted Average Exercise Price	Weighted Average Remainder Contractual Term in Years
As of December 31, 2013:
Warrants outstanding as of January 1, 2013	174,420	$600.00	3.8
Granted	100,000	$12.00	7.0
Exercised	—	—	—
Expired	—	—	—

Warrants outstanding as of December 31, 2013	274,420	$480.00	4.2

As of December 31, 2014:
Warrants outstanding as of January 1, 2014	274,420	$480.00	4.2
Granted	5,331,520	$234.60	5.5
Exercised	(158,000)	$12.00	6.6
Expired	—	—	—

Warrants outstanding as of December 31, 2014	5,447,940	$250.2	4.9

All warrants outstanding were fully vested upon issuance. The following table summarizes the Preferred A stock warrant activity during the years ended December 31, 2014 and 2013:

	Preferred Stock A Warrants	Weighted Average Exercise Price	Weighted Average Remainder Contractual Term in Years
As of December 31, 2013:
Warrants outstanding as of January 1, 2013	2,231,727	$0.16	4.1
Granted	—	—	—
Converted	—	—	—
Expired	—	—	—

Warrants outstanding as of December 31, 2013	2,231,727	$0.16	3.1

As of December 31, 2014:
Warrants outstanding as of January 1, 2014	2,231,727	$0.16	3.1
Granted	—	—	—
Converted	(2,231,727)	0.16	2.3
Expired	—	—	—

Warrants outstanding as of December 31, 2014	—	$—	—

The following table summarizes the preferred D stock warrant activity during the year ended December 31, 2014:

	Preferred Stock D Warrants	Weighted Average Exercise Price	Weighted Average Remainder Contractual Term in Years
As of December 31, 2014:
Warrants outstanding as of January 1, 2014	—	—	—
Granted	7,200,000	$0.025	6.8
Converted	(7,200,000)	$0.025	6.7
Expired	—	—	—

Warrants outstanding as of December 31, 2014	—	$—	—

Common Warrant Derivative Liability

Our Class A warrants, Class B warrants, Series A Warrants, and common warrants from the conversion of the Series D Preferred warrants, which in total comprise 5,045,584 warrants, all have an exercise price adjustment provision that falls within the scope of ASC 815. This provision states that if the Company shall issue: (i) any common stock, except for certain excluded issuances, (ii) any security or debt instrument carrying the right to convert into common stock, or (iii) any warrant, right or option to purchase common stock, at a price less than the exercise price in effect at the time of such issuance, then the exercise price shall be reduced to the lower price. Such exercise price adjustment prohibits the Company from being able to conclude that the warrants are indexed to the Company’s own stock. Accordingly, these warrants are accounted for as derivative liabilities and are recorded at fair value at inception and at each reporting date. The liability for these warrants was revalued at December 31, 2014 and the change in the fair value of the warrant derivative liability was included as a component of Other income (expense). The change in fair value of the warrant derivative liability has no effect on the Company’s cash flows.

The following table summarizes the change in the value of the warrant derivative liability during the year ended December 31, 2014:

Balance at December 31, 2013	$—
Issuance of warrants	2,487,726
Exercise of warrants	(885,258)
Change in fair value of warrant liability	8,396,169

Balance at December 31, 2014	$9,998,636

The Company estimates the fair value of the warrants at inception and at each reporting date using a modified Black-Scholes option valuation model utilizing the fair value of underlying common stock and has determined the fair value measurement to be a level 3 measurement (see NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES). Black-Scholes has inherent limitations for use in the case of a warrant with a price protection provision, since the model is designed to be used when the inputs to the model are static throughout the life of a security. Accordingly, our valuation model was modified to incorporate a probability weighted fair value calculation for the price reset provision taking into account the likelihood of future resets of the exercise price. The estimates in the modified Black-Scholes option-pricing model are based, in part, on assumptions, including but not limited to stock price volatility, the expected life of the warrants, the risk free rate and the fair value of the equity stock underlying the warrants.

The following is the weighted average of the assumptions as of December 31, 2014 used in the Black-Scholes method for calculating the fair value of the warrants that contain the conversion price adjustment provision:

Fair market value	$147.60
Exercise price	$76.20
Risk free rate	1.83%
Dividend yield	0.00%
Expected volatility	107.49%
Probability of price reset	100.00%
Remaining contractual term	5.00 years

NOTE 11 EMPLOYEE STOCK OPTIONS

The Company has three stock based employee compensation plans, the 2006 Stock Option Plan, the 2014 Stock Option Plan, and the Omnibus Plan pursuant to which certain employees and non-employee directors have been granted options to purchase common stock. The Company had 703,034 and 115,750 employee stock options outstanding as of December 31, 2014 and 2013, respectively. All options are exercisable for one share of common stock for every 60 options and vest in installments over a three to four year period and expire ten years from the date of grant.

In October 2013, an employee was awarded 5,000 common stock options under the 2006 Stock Option Plan with an exercise price of $12.00 per share that expire in October 2023. The options vest over a period of four years.

In April and June 2014, the Company awarded 483,000 common stock options to certain employees under the 2014 Stock Option plan with an exercise price of $12.00 per share that expire in April and June 2024. The options vest over a period of four years.

The Company accounts for employee stock options according to FASB ASC 718 which requires the Company to calculate the fair value of the stock options on the date of grant and amortize over the vesting period of the options. The Company determined the value of the 5,000 options granted in October 2013 and the 483,000 options granted in April and June 2014 to be nominal due to the fair value of the Company’s common stock as of the grant date being nominal as a result of the priority provisions of the preferred stock outstanding at the time. The Company used a variety of comparable and peer companies to determine the expected volatility. The Company believes the use of peer company data fairly represents the expected volatility it would experience if the Company was more actively publicly traded in the life sciences industry over the expected life of the options. The Company has no historical data regarding the expected life of the options and therefore used the simplified method of calculating the expected life. The risk free rate was calculated using the U.S. Treasury constant maturity rates similar to the expected life of the options, as published by the Federal Reserve.

In September 2014, the Company completed a tender offer to eligible employees to exchange 103,250 employee stock options under the 2006 Stock Option Plan for new options under the 2014 Stock Option Plan. The new options have an exercise price of $210.00 per share with all other terms the same as the original terms under the 2006 Option Plan. These transactions are accounted for under the provisions of FASB ASC 718 as a modification of a stock based compensation award and require the Company to record an expense for the incremental fair value based on the difference between the fair value of the modified award and the fair value of the original award immediately before it was modified. The Company used the Black-Scholes option valuation model to calculate the fair value of the stock options. The Company determined the incremental fair value of the options to be $223,031 which was expensed in the period as the options are fully vested.

The following is the weighted average of the assumptions used in calculating the fair value of the options modified in September 2014 using the Black-Scholes method:

Fair market value	$296.40
Exercise price	$210.00
Risk free rate	1.06%
Dividend yield	0.00%
Expected volatility	46.31%
Expected term	2.74 years

In October and December 2014, the Company awarded 136,784 common stock options under the Omnibus Plan to certain employees and non-employee directors with an exercise price ranging from $153.60 to $420.00 per share that expire in October and December 2024. The options vest over a three and four year period. The Company accounts for employee stock options according to FASB ASC 718 which requires the Company to calculate the fair value of the stock options on the date of grant and amortize over the vesting period of the options. The Company determined the value of the 136,784 options granted in October and December 2014 to be $306,709 of which $54,394 was expensed in the period with the remainder to be expensed over the vesting term of the options.

The following is the weighted average of the assumptions used in calculating the fair value of the options granted in October and December 2014 using the Black-Scholes method:

Fair market value	$316.80
Exercise price	$354.60
Risk free rate	1.70%
Dividend yield	0.00%
Expected volatility	54.97%
Expected term	6.06 years

The following table summarizes the Company’s total option activity for the years ended December 31, 2014 and 2013:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Intrinsic Value
As of December 31, 2013:
Options outstanding as of January 1, 2013	110,750	$1,920	7.2
Granted	5,000	$12.00	9.8
Exercised	—	—	—
Forfeited/expired	—	—	—

Options outstanding as of December 31, 2013	115,750	$1,800	6.3	$—

As of December 31, 2014:
Options outstanding as of January 1, 2014	115,750	$1,800	6.3
Granted	619,784	$171.60	9.4
Exercised	—	—	—
Forfeited/expired	(32,500)	$535.20	5.7

Options outstanding as of December 31, 2014	703,034	$178.80	8.8	$—

Outstanding and exercisable stock options as of December 31, 2014 are as follows:

	Options Outstanding			Options Exercisable
	Number of Options Outstanding	Remaining Life (Years)	Exercise Price	Number of Options Exercisable	Exercise Price	Intrinsic Value
December 31, 2013	115,750	6.3	$1,800	106,570	$1,920	$—
December 31, 2014	703,034	8.8	$178.80	117,404	$231.60	$—

The estimated fair value of the Company stock options, less expected forfeitures, is amortized over the options vesting period on the straight-line basis. The Company recognized the following equity-based compensation expenses during the twelve ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Stock based compensation expense	$297,244	$111,091

As of December 31, 2014 and 2013, there were $252,315 and $19,818 of total unrecognized compensation cost with a remaining vesting period of 3.44 and 0.30 years, respectively.

NOTE 12 RELATED PARTY TRANSACTIONS

During 2013, the Company issued promissory notes to SSA Ventures, LLC and SBS Charitable Remainder Trust U/A/D November 27, 1995, entities controlled by Mr. Stephen C. Aldous, a retired director of the Company, reflecting obligations of $571,000 and $2,000,000 respectively. The principal balance of these notes, along with accrued interest of $21,901 and $67,068 respectively, converted to shares of Series C Preferred Stock at $4.92 per share in 2013.

During 2013, the Company issued a promissory note to Bourne Spafford Charitable Trust U/A/D May 15, 1995, an entity controlled by Mr. David Spafford, a Director reflecting an obligation of $200,000. This note had an 8% interest rate. The principal and $7,540 of accrued interest converted into shares of Series C Preferred Stock at $4.92 per share in 2013.

Mr. Ryan Ashton, the Chief Executive Officer of the Company, and Mr. Spafford, each personally guaranteed the obligations of the Company under two sale-leaseback agreements. On November 25, 2013, the Company issued Mr. Ashton warrants to purchase 834 shares of common stock and Mr. Spafford warrants to purchase 834 shares of common stock, each in compensation for their personal guarantees of the obligations of the Company under the sale-leaseback agreement. The warrants have an exercise price of $120.00 per share and expire seven years from the date of grant.

The Company’s obligations pursuant to its sale-leaseback agreements described in NOTE 6 LEASE COMMITMENTS are secured by letters of credit (Letters of Credit) in an aggregate amount of $3,000,000. The Letters of Credit were issued by a bank at the behest of a non-profit foundation (the “Foundation”) and Spring Forth Investments. The Company is obligated to reimburse the Foundation and Spring Forth Investments for any draws made under the Letters of Credit pursuant to two reimbursement agreements between the Company and the Foundation and Spring Forth Investments dated October 30, 2013. Mr. Spafford, one of our directors, and his wife, Susan Spafford, have been designated by the Foundation as “Founding Trustees” under its bylaws and have authority to control certain activities of the Foundation. Our obligations under the reimbursement agreements are secured by a security interest in all of our assets pursuant to a Security Agreement dated October 30, 2013. As of December 31, 2014, no draws on the line of credit had taken place.

In February 2014, we issued a convertible promissory note with an 8% interest rate and 25,000 warrants to purchase common stock to Mr. Ashton. The consideration paid by Mr. Ashton for the note and warrants was

$200,000. The maturity date for the promissory note was February 26, 2015, or upon or a qualified equity financing of at least $5 million. This financing was for general working capital purposes. The principal balance of this note, along with accrued interest of $6,751 converted to 8,270,027 Series D Units at $0.025 per unit in July 2014 which were separable into 8,270,027 shares of Series D Preferred Stock, 41,350 Class A warrants to purchase common stock exercisable at $295.20 per share which expire in July 2021 and 41,350 Series B warrants exercisable at $12.00 per share which expire in July 2021. Upon the closing of our IPO, the Series D Preferred Stock converted into 690 shares of common stock at a conversion ratio of 12,000 to 1.

In March 2014, we issued a convertible promissory note with an 8% interest rate and 12,500 warrants to purchase common stock to DRS, LLC, an entity controlled by Mr. Spafford. The consideration paid by DRS, LLC for the note and warrants was $100,000. The maturity date for the promissory note was March 10, 2015, or upon a qualified equity financing of at least $5 million. This financing was for general working capital purposes. The principal balance of this note, along with accrued interest of $3,112 converted to 4,124,493 Series D Units at $0.025 per unit in July 2014 which were separable into 4,124,493 shares of Series D Preferred Stock, 20,622 Class A warrants to purchase common stock exercisable at $295.20 per share which expire in July 2021 and 20,622 Series B warrants exercisable at $12.00 per share which expire in July 2021. Upon the closing of our IPO, the Series D Preferred Stock converted into 344 shares of common stock at a conversion ratio of 12,000 to 1.

In July 2014, the Company entered into a note agreement for $500,000 with Spring Forth Investments, LLC a company owned by Mr. Spafford. The maturity date for the note is July 18, 2015. The note pays interest at an annual rate of 20% and is paid monthly. The Company may extend the due date of the note to July 18, 2016 by giving notice no later than April 18, 2015 and paying an extension fee of $10,000. The Company prepaid the last three months of interest for a total of $25,000 at the time of issuance of the note. As additional consideration for the note, the Company issued 4,000,000 Series D preferred stock units (which are separable into 4,000,000 shares of Series D preferred stock, 20,000 Class A warrants to purchase one share of common stock for every 60 warrants at $295.20 per share and 20,000 Class B warrants to purchase one share of common stock for every 60 warrants at $12.00 per share) at a value of $100,000 or $0.025 per unit. The Series D preferred stock units were accounted as a debt discount to be amortized over the life of the note. As of December 31, 2014 the unamortized debt discount was $58,333. Upon the closing of our IPO, the 4,000,000 shares of Series D Preferred Stock converted into 334 shares of common stock at a conversion ratio of 12,000 to 1.

In April 2014, the Company entered into two Financial Advisory Agency Agreements with Rona Capital, LLC, an entity owned by Jeffrey A. Rona. Mr. Rona became our Chief Financial Officer in October 2014. The first agreement was for financial advisory services related to the Company’s ongoing financing activities prior to the filing of an S-1 registration with the SEC. The Company agreed to pay Rona Capital $15,000 per month plus reasonable out-of-pocket expenses. In addition, the Company issued warrants to Rona Capital to purchase 7,200,000 Series D units which were separable into 7,200,000 Series D Preferred Shares, 36,000 Class A warrants to purchase one share of common stock for every 60 warrants exercisable at $295.20 per share and 36,000 Class B warrants to purchase one share of common stock for every 60 warrants exercisable at $12.00 per share pursuant to the initial S-1 filing with the SEC. The Company also indemnified Rona Capital for claims arising from the agreement, subject to certain exceptions. This agreement terminated upon the final closing of the Series D Preferred Stock financing. Upon the closing of our IPO, the 7,200,000 shares of Series D Preferred Stock converted into 600 shares of common stock at a conversion ratio of 12,000 to 1.

The Company also entered into a second Financial Advisory Agency Agreement with Rona Capital effective in June 2014, wherein Rona Capital provided the Company with financial advisory services related to the Company’s ongoing financing activities. The Company paid Rona Capital $15,000 per month and additional cash amounts on the achievement of specified milestones, including $50,000 upon the filing of an S-1 with the SEC and $100,000 upon the closing of an initial public offering.

NOTE 13 INCOME TAXES

The Company utilizes the asset and liability approach to measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates in accordance with FASB ASC 740. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The income tax expense for the years ended December 31, 2014 and 2013 consists of the following:

	2014	2013
Current
Federal	$—	$—
State and Local	5,297	1,250

	5,297	1,250

Deferred
Federal	—	—
State and Local	—	—

	—	—

	$5,297	$1,250

The following is a reconciliation of the reported amount of income tax expense (benefit) for the years ended December 31, 2014 and 2013 to the amount of income tax expenses that would result from applying the statutory rate to pretax income.

The components of the Company’s deferred tax assets for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Current deferred tax assets:
Allowance for doubtful accounts	$2,035	$2,035
Accrued vacation	85,081	131,302
Accrued personal property tax	4,048	37,012

Total current deferred tax assets	91,164	170,349

Non-current deferred tax assets
Net operating losses	18,229,887	13,674,825
Depreciation and amortization	162,344	15,935
Other	171	171
Total non-current deferred tax assets	18,392,402	13,690,931

Total deferred tax assets	18,483,566	13,861,280
Less: Valuation allowance	(18,483,566)	(13,861,280)

Net deferred tax assets	$—	$—

Reconciliation of reported amount of income tax expense for the years ended December 31, 2014 and 2013 consists of the following:

	2014	2013
Benefit for income taxes computed at federal statutory rate	$(7,385,656)	$(3,250,410)
State income taxes, net of federal tax benefit	(407,156)	(214,899)
Non-deductible expenses	3,024,860	7,472
Increase in valuation allowance	4,622,286	3,459,087
Other, net	150,963	—

Provision for income taxes	$5,297	$1,250

Effective tax rate	(0.07)%	(0.04)%

As of December 31, 2014 the Company has generated operating losses. As a result the Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2014 and 2013. The valuation allowance increased by $4,622,286 during the tax year ended December 31, 2014.

As of December 31, 2014 and 2013, the Company has a net operating loss carry forwards for Federal income tax purposes of $51.8 million and $37.8 million, respectively, which expire in varying amounts during the tax years 2023 and 2034. The Company has net operating loss carry forwards for State income tax purposes of $32.5 million and $26.3 million which expire in varying years from 2023 to 2034.

Under FASB ASC 740, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. As of December 31, 2014 and 2013, the Company has no liabilities for unrecognized tax benefits.

The Company’s policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits within income tax expense. For the years ended December 31, 2014, and 2013, the Company did not recognize any interest or penalties in its statement of operations, nor did it have any interest or penalties accrued in its balance sheet at December 31, 2014 and 2013 relating to unrecognized tax benefits.

The tax years 2010-2014 remain open to examination for federal income tax purposes and by the other major taxing jurisdictions to which the Company is subject.

NOTE 14 LEGAL PROCEEDINGS

We are not currently a party to any pending or threatened legal proceeding or regulatory or government investigations. We may become involved in litigation from time to time relating to claims arising in the ordinary course of our business. We do not believe that the ultimate resolution of such claims would have a material effect on our business, results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material effect on our business, results of operations, financial condition and cash flows.

NOTE 15 GEOGRAPHIC INFORMATION

The Company has both domestic (U.S.) and international customers for its products. Sales for the years ended December 31, 2014 and 2013 were as follows:

	2014	2013
Domestic sales	$1,559,614	$736,215
International sales	46,640	24,431

Total sales	$1,606,254	$760,646

NOTE 16 SUBSEQUENT EVENTS

In January of 2015 the Company filed a S-1 registration statement for the sale of an unspecified number of units consisting of Series E convertible preferred stock and warrants to purchase the Company’s common stock. The registration has not yet become effective.

On February 12, 2015, the Company entered into a loan agreement for $250,000 with Spring Forth Investments, LLC, an entity controlled by Mr. Spafford. The loan bears interest at a rate of twelve percent (12%) per year and has a maturity date of the earlier of (i) 90 days from the date of the loan agreement or (ii) five days after the closing of a registered public offering of securities of the Company. Upon the earlier to occur of the maturity date or the prepayment of the loan, the Company will be obligated to pay a termination fee equal to five percent (5%) of the principal balance of the loan. Payment of the principal balance of the loan plus any accrued interest due and payable may be accelerated upon an event of default by the Company pursuant to the terms and conditions of the loan agreement.

GREAT BASIN SCIENTIFIC, INC.

CONDENSED BALANCE SHEETS

September 30, 2015 and December 31, 2014

(Unaudited)

	September 30,	December 31,
	2015	2014
Assets
Current assets:
Cash	$7,303,711	$2,017,823
Accounts receivable, net	345,444	267,485
Inventory	1,033,966	457,094
Prepaid and other current assets	574,048	376,778

Total current assets	9,257,169	3,119,180
Intangible assets, net	143,072	216,580
Property and equipment, net	7,486,384	4,237,467

Total assets	$16,886,625	$7,573,227

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,107,777	$1,369,169
Accrued expenses	1,164,634	612,359
Current portion of notes payable	18,732	49,994
Notes payable—related party, net of discount	500,000	441,667
Current portion of capital lease obligations	1,229,566	947,422

Total current liabilities	5,020,709	3,420,611
Notes payable, net of current portion	—	5,693
Capital lease obligations, net of current portion	1,207,063	2,156,837
Derivative liability	29,938,937	9,998,636

Total liabilities	36,166,709	15,581,777

Commitments and contingencies
Stockholders’ deficit:
Preferred stock, $.001 par value, 5,000,000 shares authorized; 104,386 and 0 shares issued and outstanding, respectively	104	—
Common stock, $.0001 par value: 200,000,000 shares authorized; 3,178,041 and 84,777 shares issued and outstanding, respectively	318	8
Additional paid-in capital	83,680,772	55,996,138
Accumulated deficit	(102,961,278)	(64,004,696)

Total stockholders’ deficit	(19,280,084)	(8,008,550)

Total liabilities and stockholders’ deficit	$16,886,625	$7,573,227

See the accompanying notes to condensed financial statements

GREAT BASIN SCIENTIFIC, INC.

CONDENSED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2015 and 2014

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues	$545,934	$409,390	$1,530,170	$1,160,971
Cost of sales	1,102,727	942,334	3,369,268	2,761,153

Gross loss	(556,793)	(532,944)	(1,839,098)	(1,600,182)
Operating expenses:
Research and development	2,878,316	1,424,877	6,284,170	3,265,149
Selling and marketing	1,481,140	479,499	3,206,957	1,646,782
General and administrative	1,795,766	597,795	4,132,973	2,004,080
(Gain) loss on sale of assets	—	—	—	(8,166)

Total operating expenses	6,155,222	2,502,171	13,624,100	6,907,845

Loss from operations	(6,712,015)	(3,035,115)	(15,463,198)	(8,508,027)

Other income (expense):
Interest expense	(253,220)	(314,450)	(868,587)	(819,235)
Interest income	4,746	619	18,078	2,057
Change in fair value of derivative liability	20,016,848	(13,900,400)	(22,641,625)	(13,900,400)

Total other income (expense)	19,768,374	(14,214,231)	(23,492,134)	(14,717,578)

Income (loss) before provision for income taxes	13,056,359	(17,249,346)	(38,955,332)	(23,225,605)
Provision for income taxes	—	822	(1,250)	(5,297)

Net income (loss)	13,056,359	(17,248,524)	(38,956,582)	(23,230,902)

Net income (loss) per common share—basic	$20.87	$(7,051.73)	$(142.02)	$(11,057.07)

Net income (loss) per common share—diluted	$15.78	$(7,051.73)	$(142.02)	$(11,057.07)

Weighted average common shares—basic	625,714	2,446	274,295	2,101

Weighted average common shares—diluted	752,272	2,446	274,295	2,101

See the accompanying notes to condensed financial statements

GREAT BASIN SCIENTIFIC, INC.

CONDENSED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2015 and 2014

(Unaudited)

	Nine Months Ended
	September 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(38,956,582)	$(23,230,902)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,130,826	855,484
Change in fair value of derivative liability	22,641,625	13,900,400
Gain on sale of assets	—	(8,166)
Interest converted to preferred stock	—	13,129
Employee stock compensation	66,391	242,696
Warrant issuance and modifications	54,489	25,063
Debt discount amortization	58,333	16,667
Asset disposal	—	11,124
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(77,959)	(49,011)
Increase in inventory	(576,872)	(61,713)
Increase in prepaid and other assets	(197,270)	(269,459)
Increase in accounts payable	457,250	360,882
Increase in accrued liabilities	552,275	42,598

Net cash used in operating activities	(14,847,494)	(8,151,208)

Cash flows from investing activities:
Acquisition of property and equipment	(842,225)	(222,584)
Construction of equipment	(3,223,827)	(479,196)
Proceeds from sale of assets	—	35,000
Proceeds from sale leaseback	—	1,500,000

Net cash provided by (used in) investing activities	(4,066,052)	833,220

Cash flows from financing activities:
Proceeds from exercise of warrants	3,166,394	—
Proceeds from issuance of convertible notes payable	—	100,000
Proceeds from issuance of convertible notes payable—related party	—	300,000
Proceeds from issuance of preferred stock	—	6,569,886
Proceeds from follow-on offering	21,737,625	—
Proceeds from issuance of notes payable—related party	250,000	890,000
Principal payments of capital leases	(667,630)	(653,837)
Principal payments of notes payable	(36,955)	(390,000)
Principal payments of notes payable—related party	(250,000)	(33,013)

Net cash provided by financing activities	24,199,434	6,783,036

Net increase (decrease) in cash	5,285,888	(534,952)
Cash, beginning of the period	2,017,823	1,211,423

Cash, end of the period	$7,303,711	$676,471

Supplemental disclosures of cash flow information:
Interest paid	$818,378	$775,666

Income taxes paid	$1,250	$6,447

Supplemental schedule of non-cash investing and financing activities:
Conversion of preferred stock to common stock	$10,478	$1,480,000

Issuance of preferred stock as debt discount	$—	$100,000

Conversion of note payable to preferred stock	$—	$400,000

Assets acquired through capital leases	$—	$807,272

Initial public offering and follow-on offering costs incurred but unpaid	$41,175	$531,280

Property and equipment included in accounts payable	$240,183	$70,784

Cashless exercise of warrants	$173,657	$—

Change in derivative liability from exercised and issued warrants	$24,400,224	$—

See the accompanying notes to condensed financial statements

GREAT BASIN SCIENTIFIC, INC.

Notes to Condensed Financial Statements (Unaudited)

NOTE 1 DESCRIPTION OF BUSINESS

Great Basin Scientific, Inc. (the “Company”) (d.b.a., Great Basin Corporation) is a Delaware corporation headquartered in Salt Lake City, Utah. The Company was originally incorporated as Diagnostic Micro Arrays, Inc., a Nevada corporation, on June 27, 2003. The Company changed its name to Great Basin Scientific, Inc. on April 19, 2006. On August 12, 2008, the Company took steps to change its corporate domicile from Nevada to Delaware by forming Great Basin Scientific, Inc., a Delaware corporation, and on August 29, 2008, Great Basin Scientific, Inc., a Nevada corporation, was merged with and into Great Basin Scientific, Inc., a Delaware corporation, wherein the Delaware corporation was the sole surviving entity.

The Company is a molecular diagnostic testing company focused on improving patient care through the development and commercialization of its patented, molecular diagnostic platform designed to test for infectious disease, especially hospital-acquired infections. The Company’s focus is mainly on small to medium sized hospital laboratories, those under 400 beds, that are shifting from traditional testing methods to molecular methods of diagnosis. The Company’s platform includes an analyzer, which is provided for customers’ use without charge in the United States, and a diagnostic test cartridge, which is sold to customers. This platform combines both affordability and ease-of-use when compared to other commercially available molecular testing methods, which allows small to medium sized hospitals that traditionally could not afford more expensive molecular diagnostic systems to modernize their laboratory testing and provide better patient care. The Company currently has two commercially available tests, a diagnostic test for clostridium difficile, or C. diff, which received clearance from the Food and Drug Administration, or FDA, in April of 2012 and a Group B Strep assay for which the Company received FDA clearance in April 2015 and launched commercially in June 2015. The Company also filed two 510(K) applications to the FDA in the third quarter of 2015, one for Staph ID/R and one for Shiga toxin producing E. coli. Additionally, the Company has five other assays in various stages of development: (i) a pre-surgical nasal screen for Staphylococcus aureus, or SA, (ii) a food borne pathogen panel, (iii) a panel for candida blood infections, (iv) a test for pertussis, and (v) a test for CT/NG.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These condensed unaudited financial statements have been prepared to reflect the financial position, results of operations and cash flows of the Company as of September 30, 2015 and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The accompanying condensed financial statements and notes are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements for the year ended December 31, 2014 and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2015 and its results of operations and cash flows for the three and nine months ended September 30, 2015 and 2014. The results for the three and nine months ended September 30, 2015 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Net Income (Loss) per Common Share

Basic net income (loss) per share is computed by dividing net income or loss (the numerator) by the weighted average number of common shares outstanding for the period (the denominator).

Diluted net income (loss) per share is computed by dividing net income by the weighted average number of common shares and potential common shares outstanding (if dilutive) during each period. Potential common shares include convertible preferred stock, stock options and warrants. The number of potential common shares outstanding is computed using the treasury stock method. As the Company has incurred losses for the three months ended September 30, 2014 and for the nine months ended September 30, 2015 and 2014, the potentially dilutive shares are anti-dilutive and are thus not added into the diluted net income (loss) per share calculations. The Company had net income for the three months ended September 30, 2015 and therefore potentially dilutive shares must be added into the diluted net income (loss) per share calculations.

The components of basic and diluted net income (loss) per share for the three months ended September 30, 2015 are as follows:

Three Months Ended September 30, 2015
Basic:
Numerator:
Net income	$13,056,359

Denominator:
Weighted average common shares	625,714

Net income per common share—basic	$20.87

Diluted:
Numerator:
Net income	$13,056,359
Deduct fair value adjustment gain	(1,186,850)

Adjusted net income	$11,869,509

Denominator:
Weighted average common shares	625,714
Series E convertible preferred stock	123,639
Unit purchase option	2,916
Employee stock options	3

Denominator for diluted calculation	752,272

Net income per common share—diluted	$15.78

Reverse Stock Split

On September 5, 2014, the Company effected a reverse stock split of the Company’s common stock whereby each two hundred shares of common stock was replaced with one share of common stock (with no fractional shares issued). The par value and authorized shares of the common stock were not adjusted as a result of the reverse stock split. All common shares, options, warrants and per share amounts for all periods presented in these financial statements have been adjusted retroactively to reflect the reverse stock split.

On December 11, 2015, the Company effected another reverse stock split of the Company’s common stock whereby each sixty shares of common stock was replaced with one share of common stock (with no fractional shares issued). The par value of the common stock was adjusted from $0.001 per share to $0.0001 per share as a result of the reverse stock split. The authorized shares of the common stock were not adjusted as a result of the reverse stock split. All common share and per share amounts for all periods presented in these financial statements have been adjusted retroactively to reflect the reverse stock split. The Series E Preferred Stock, common warrants, Class A, Class B, Series A, Series B and Series C Warrants as well as employee and other options were not included in the reverse stock split and the outstanding amounts have not been adjusted.

However, the conversion ratio was adjusted as a result of the reverse stock split such that upon conversion, 60 shares of preferred stock will be converted into four shares of common stock and 60 warrants or options will be converted into one share of common stock.

Derivative Instruments

The Company accounts for derivative instruments under the provisions of ASC 815 Derivatives and Hedging. ASC 815 requires the Company to record derivative instruments at their fair value. Changes in the fair value of derivatives are recognized in earnings. As a result of certain terms, conditions and features included in certain common stock purchase warrants granted by the Company, those warrants are required to be accounted for as derivatives at estimated fair value, with changes in fair value recognized in earnings.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. In April 2015, the FASB deferred the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09 on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15 Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, which provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern. The update is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The impact on the Company’s financial statements of adopting ASU 2014-15 is currently being assessed by management.

In April 2015, the Financial Accounting Standards Board issued ASU No. 2015-03 Interest—Imputation of Interest, Simplifying the Presentation of Debt Issuance Cost. This standard provides guidance on the balance sheet presentation for debt issuance costs and debt discounts and debt premiums. To simplify the presentation of debt issuance costs, this standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This ASU is effective for fiscal years beginning after December 15, 2015. The Company is evaluating the new guidance and plans to provide additional information about its expected impact at a future date.

NOTE 3 GOING CONCERN

The Company’s condensed unaudited financial statements have been prepared on a going concern basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business.

Although the Company has positive working capital of $4.2 million and a cash balance of $7.3 million as of September 30, 2015, the Company has incurred substantial losses from operations and negative operating cash flows which raise substantial doubt about the Company’s ability to continue as a going concern. The Company sustained a net loss for the nine months ended September 30, 2015 of $39.0 million and a net loss for the year ended December 31, 2014 of $21.7 million, and has an accumulated deficit of $103.0 million as of September 30, 2015. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.

The Company intends to continue to develop its products and expand its customer base, but does not have sufficient realized revenues or operating cash flows in order to finance these activities internally. As a result, the Company has obtained and intends to continue to obtain financing in order to fund its working capital and development needs. In March 2015 the Company obtained financing by completing a follow-on offering for net proceeds of $21.7 million.

The Company has been able to meet its short-term needs through private placements of convertible preferred securities, an initial public offering (“IPO”), a follow-on offering and the sale and leaseback of analyzers used to report test results. The Company will continue to seek funding through the issuance of additional equity securities, debt financing, the sale and leaseback of analyzers, or a combination of these items. Any proceeds received from these items could provide the needed funds for continued operations and development programs. The Company can provide no assurance that it will be able to obtain sufficient additional financing that it needs to alleviate doubt about its ability to continue as a going concern. If the Company is able to obtain sufficient additional financing proceeds, the Company cannot be certain that this additional financing will be available on acceptable terms, if at all. To the extent the Company raises additional funds by issuing equity securities, the Company’s stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to obtain additional financings, the impact on the Company’s operations will be material and adverse.

NOTE 4 LEASE COMMITMENTS

On August 25, 2015, the Company entered into a new office lease to lease approximately 13,399 square feet of office space located at 420 E. South Temple, Suite 520, Salt Lake City, UT 84111 for use as the Company’s new executive offices and labs. The lease commences twenty-one days after the date upon which the Company’s work in the premises has been substantially completed (the “Commencement Date”). As of September 30, 2015, the Commencement Date has not occurred. The lease terminates sixty-five months after the Commencement Date. Base rent payments due under the lease are expected to be approximately $1,231,526 in the aggregate over the term of the lease. The Company is also responsible for certain other costs under the lease, such as certain operating expenses, taxes, assessments, insurance, and utilities.

The Company also entered into a first amendment to the lease on August 26, 2015, pursuant to which the Company agreed to expand the premises under the lease by an additional 6,088 square feet on a month-to-month basis for an additional $8,437 per month.

The Company still leases approximately 33,000 square feet of office and manufacturing space at 2441 South 3850 West, Salt Lake City, UT 84120, which lease was extended previously to April 30, 2016 and will continue to use the facility for manufacturing space.

NOTE 5 NOTES PAYABLE

The Company purchased certain machinery and equipment under two note payable agreements which consist of the following as of September 30, 2015 and December 31, 2014:

	September 30, 2015	December 31, 2014
Note payable, 15.2% interest, monthly payments of $1,328, due February 6, 2016, secured by equipment.	$6,395	$16,938
Note payable, 10.0% interest, monthly payments of $3,161, due January 1, 2016, secured by equipment.	12,337	38,749

Total notes payable	18,732	55,687
Less: current portion of notes payable	(18,732)	(49,994)

Long term portion of notes payable	$—	$5,693

NOTE 6 NOTES PAYABLE—RELATED PARTY

In July 2014, the Company entered into a note agreement for $500,000 with Spring Forth Investments, LLC a company owned by Mr. David Spafford, a director. The original maturity date for the note was July 18, 2015, which was extended by the Company to July 18, 2016 by giving notice and paying an extension fee of $10,000. The note pays interest at an annual rate of 20% and is paid monthly. The Company prepaid the last three months of interest for a total of $25,000 at the time of issuance of the note. As additional consideration for the note, the Company issued 4,000,000 Series D preferred stock units (which were separable into 4,000,000 shares of Series D preferred stock, 20,000 Class A warrants to purchase one share of common stock for every 60 warrants at $295.20 per share and 20,000 Class B warrants to purchase one share of common stock for every 60 warrants at $12.00 per share) at a value of $100,000 or $0.025 per unit. On the date of the IPO, the 4,000,000 shares of Series D Preferred Stock converted into 334 shares of Common Stock at a conversion ratio of 12,000 to 1. The Series D preferred stock units were accounted as a debt discount to be amortized over the life of the note. As of September 30, 2015 there was no unamortized debt discount.

In February 2015, the Company entered into another loan agreement for $250,000 with Spring Forth Investments, LLC. The loan had an interest rate of twelve percent (12%) per year and matured the earlier of (i) 90 days from the date of the loan agreement, or (ii) five days after the closing of a registered public offering of securities of the Company. In April 2015, the Company paid off the note along with the accrued interest in the amount of $4,192 and a termination fee of $12,500.

NOTE 7 PREFERRED STOCK

In February 2015 the Company initiated a Units Offering (the “February 2015 Units Offering”) whereby the Company sold 2,724,000 units at a price of $8.80 per unit for net proceeds of $21.7 million after deducting underwriting commissions and offering costs. Each unit consisted of one share of our Series E Convertible Preferred Stock and eight Series C Warrants (the “Units”).

The original terms of the Units provided that shares of Series E Convertible Preferred Stock and the Series C Warrants would automatically separate on August 25, 2015. However, the shares of Series E Convertible Preferred Stock and the Series C Warrants would separate prior to August 25, 2015 if at any time after 30 days from February 25, 2015 the closing price of our common stock was greater than $4.00 per share for 20 consecutive trading days (the “Separation Trigger Date”). The Company refers to this separation herein as Early Separation. In the event of Early Separation, the shares of Series E Convertible Preferred Stock and the Series C Warrants would separate 15 days after the Separation Trigger Date. In June 2015, the above terms of the Series E Convertible Preferred Stock and Series C Warrants were each modified to allow for an optional early separation and conversion upon the cash exercise of all eight of the Series C Warrants within the Unit.

In June 2015, 48,000 of the Units were separated early pursuant to the exercise of 384,000 Series C Warrants for cash in the amount of $979,200 or $2.55 per share. On August 25, 2015 the remaining 2,676,000 Units separated into 2,676,000 shares of Series E Convertible Preferred Stock and 21,408,000 Series C Warrants.

As of September 30, 2015, 2,619,614 shares of Series E Convertible Preferred Stock were converted into 174,641 shares of common stock at a conversion ratio of 60 to 4 and 104,386 shares of Series E Convertible Preferred Stock remain outstanding.

Each share of Series E Convertible Preferred Stock is convertible at the option of the holder into four shares of common stock. The Series E Convertible Preferred Stock has no voting rights, except that the holders of shares of at least a majority of the Series E Convertible Preferred Stock will be able to effect or validate any amendment, alteration or repeal of any of the provisions of the Certificate of Designation that materially and adversely affects the powers, preferences or special rights of the Series E Convertible Preferred Stock, whether by merger or consolidation or otherwise; provided, however, that in the event of an amendment to terms of the Series E Convertible Preferred Stock, including by merger or consolidation, so long as the Series E Convertible Preferred Stock remains outstanding with the terms thereof materially unchanged, or the Series E Convertible Preferred Stock is converted into, preference securities of the surviving entity, or its ultimate parent, with such powers, preferences or special rights, taken as a whole, not materially less favorable to the holders of the Series E Convertible Preferred Stock than the powers, preferences or special rights of the Series E Convertible Preferred Stock, taken as a whole, the occurrence of such event will not be deemed to materially and adversely affect such powers, preferences or special rights of the Series E Convertible Preferred Stock, and in such case such holders shall not have any voting rights with respect to the occurrence of such events. An amendment to the terms of the Series E Convertible Preferred Stock only requires the vote of the holders of Series E Convertible Preferred Stock.

With respect to payment of dividends and distribution of assets upon liquidation or dissolution or winding up of the Company, the Series E Preferred Stock shall rank equal to the common stock of the Company. No sinking fund has been established for the retirement or redemption of the Convertible Preferred Stock. As such, the Series E Convertible Preferred Stock is not subject to any restriction on the repurchase or redemption of shares by the Company due to an arrearage in the payment of dividends or sinking fund installments.

The Series E Convertible Preferred Stock also has no liquidation rights or preemption rights, and there are no special classifications of our Board of Directors related to the Series E Convertible Preferred Stock.

NOTE 8 COMMON STOCK

In May 2015 the Company’s stockholders approved an increase in the number of shares of authorized common stock from 50,000,000 shares to 200,000,000 shares at a par value of $0.0001 per share, which increase was effected on June 2, 2015. As of September 30, 2015, there were 3,178,041 shares of common stock issued and outstanding.

During the nine months ended September 30, 2015, the Company issued 17,917 shares of common stock pursuant to the cash exercise of 1,074,082 Series A Warrants at an exercise price of $132.00 per share for total net proceeds of $2,182,020. In conjunction with the exercise of the Series A Warrants, 1,074,082 Series B Warrants to purchase shares of common stock were also issued.

During the nine months ended September 30, 2015, the Company issued 6,400 shares of common stock pursuant to the cash exercise of 384,000 Series C Warrants at an exercise price of $153.00 per share for total net proceeds of $979,200.

During the nine months ended September 30, 2015, the Company issued 171,441 shares of common stock pursuant to the conversion of 2,571,614 Series E Convertible preferred stock at a conversion ratio of 60 to 4 (see NOTE 7 PREFERRED STOCK).

During the nine months ended September 30, 2015, the Company issued 9,220 shares of common stock pursuant to the cashless exercise of both 508,641 Class A Warrants with an exercise price of $132.00 per share and 334,889 Class B Warrants with an exercise price of $12.00 per share.

During the nine months ended September 30, 2015, the Company issued 2,885,064 shares of common stock pursuant to the cashless exercise of 8,595,444 Class C Warrants.

NOTE 9 WARRANTS

As of September 30, 2015, the Company had 17,441,966 warrants outstanding to purchase shares of common stock. Each warrant is convertible into shares of common stock at a ratio of 60 to 1.

The following table outlines the warrants outstanding and exercisable as of September 30, 2015:

Warrants	Per Share Exercise Price	Outstanding	Exercisable	Expiration
Class A	$132.00	1,532,598	1,532,598	April 2021 - July 2021
Class B	$12.00	1,310,956	1,310,956	April 2012 - July 2021
Series A	$132.00	248,418	248,418	October 2015
Series B	$525.00	1,074,082	1,074,082	March 2021 - July 2021
Series C	$153.00	12,812,556	12,812,556	February 2020
Common	$120.00 - $1,920	463,356	463,356	April 2016 - July 2021

Total Warrants		17,441,966	17,441,966

Class A Warrants

During the nine months ended September 30, 2015, 508,641 Class A Warrants were exercised pursuant to the cashless exercise provision of the warrant resulting in the issuance of 3,936 shares of common stock.

Class B Warrants

During the nine months ended September 30, 2015, 334,889 Class B Warrants were exercised pursuant to the cashless exercise provision of the warrant resulting in the issuance of 5,284 shares of common stock.

Series A Warrants

During the nine months ended September 30, 2015, 1,074,082 Series A Warrants were exercised for cash at an exercise price of $132.00 per share for total net proceeds of $2,182,020, resulting in the issuance of 17,917 shares of common stock.

Series B Warrants

During the nine months ended September 30, 2015, the Company issued 1,074,082 Series B Warrants pursuant to the exercise of 1,074,082 Series A Warrants. The Series B Warrants have an exercise price of $525.00 per share and expire six years from the date of issue.

The Company sold Units in connection with the Company’s IPO in October 2014, with 60 Units consisting of one share of common stock and 60 Series A Warrants to purchase: (i) one share of common stock and (ii) 60 Series B Warrants to purchase one share of common stock. The Series B Warrants are only issued upon the exercise of the Series A Warrants, are exercisable immediately at an exercise price of 125% of the public offering price or $525.00 per share and expire 6 years from the date of issue. The exercise price and the number of shares for which each Series B Warrant may be exercised is subject to adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock. In addition, subject to certain exceptions, the exercise price of the Series B Warrants is subject to reduction if the Company issues shares of common stock (or securities convertible into common stock) in the future at a price below the then current exercise price.

Series C Warrants

In connection with the February 2015 Units Offering, the Company issued Series C Warrants to purchase 363,200 shares of common stock as part of the Units sold in the follow-on offering (see NOTE 7 PREFERRED STOCK). The Series C Warrants have an exercise price of $153.00 per share and will expire on February 25, 2020. The Series C Warrants were not exercisable until they separated from the Units on August 25, 2015 or earlier upon the delivery of the exercise price in cash. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

The Series C Warrants have a cashless exercise provision where in lieu of payment of the exercise price in cash, the holder may receive, at the Company’s discretion, either a cash payment of a predetermined Black Scholes Value of the number of shares the holder elects to exercise, or a number of shares of the Company’s common stock determined according to a cashless exercise formula using the predetermined Black Scholes Value.

In June 2015, 384,000 Series C Warrants were exercised for cash in the amount of $979,200 at an exercise price of $153.00 per share resulting in the issuance of 6,400 shares of common stock.

From August 25, 2015 through September 21, 2015, 8,595,444 Series C Warrants were exercised pursuant to the cashless exercise provision resulting in the issuance of 2,885,064 shares of Common Stock.

On September 21, 2015 the number of authorized and unissued shares of Common Stock was not sufficient to satisfy all cashless exercises we received on that day and although we allocated shares of Common Stock to permit the exercise of some of the Series C Warrants, such shares were insufficient and we had to stop accepting exercises of Series C Warrants resulting in an Authorized Share Failure. With an Authorized Share Failure, the Series C Warrants are no longer exercisable and the Company has 90 days to obtain additional authorized shares of common stock or we will be required to make cash payments pursuant to the terms of the Series C Warrant.

As of September 30, 2015, 12,812,556 Series C Warrants remain outstanding. Had the cashless exercise provision been exercised by all holders of our Series C Warrants at September 30, 2015, the Company would have had to either pay $28.5 million in cash or issue 6,175,658 shares of common stock. The number of shares of common stock that would be required to satisfy the cashless exercise provision increases as the price of the Company’s stock decreases and decreases as the price of the Company’s stock increases.

Common Warrants

In August 2015, the Company granted warrants to purchase 417 shares of common stock to a consultant of the company. The warrants are fully vested, have an exercise price of $153.60 and expire in August 2020. The Company recorded an expense in the amount of $54,489 on the date of grant which represents the fair value of the warrants. The Company estimates the fair value of the warrants at grant date using a Black-Scholes valuation model. The estimates in the Black-Scholes option-pricing model are based, in part, on assumptions, including a stock price volatility of 127.37%, the warrant life of 5 years, a risk free rate of 1.53%, the fair value of $153.60 of the equity stock underlying the option and the exercise price of $153.60 per share.

The following table summarizes the common stock warrant activity during the nine months ended September 30, 2015:

	Common Stock Warrants	Weighted Average Exercise Price Per Share	Weighted Average Remainder Contractual Term in Years
As of September 30, 2015:
Warrants Outstanding as of January 1, 2015	5,447,940	$250.20	4.9
Granted	22,891,082	$170.40	4.5
Exercised	(10,897,056)	$145.80	—
Expired	—	—	—

Warrants outstanding as of September 30, 2015	17,441,966	$168.60	4.6

Underwriters’ Unit Purchase Option

In connection with the February 2015 Units Offering, the Company issued to the representative of the underwriters’ a Unit Purchase Option (“option”) to purchase a number of our Units equal to an aggregate of 5% of the Units sold or 136,200 Units. The purchase option has an exercise price equal to 125% of the public offering price of the Units or $11.00, and the units may be exercised on a cashless basis and will expire 5 years from the date of issue. Each Unit consists of one share of Series E Convertible Preferred Stock convertible into four shares of common stock for every 60 shares of Series E Convertible Preferred Stock and eight Series C Warrants exercisable into one share of common stock for every 60 warrants. As of September 30, 2015 there were no options exercised.

The option contains a cashless exercise provision as well as Series C Warrants that are accounted for as derivative liabilities. Accordingly, this option was recorded at fair value at inception and at each reporting date. Since the option is considered part of the offering costs of the February 2015 Units Offering, the fair value at inception is recognized in equity and the change in fair value at each reporting date is recognized in earnings.

Common Warrant Derivative Liability

Our Class A Warrants, Class B Warrants, Series A Warrants, Series B Warrants and certain common warrants, have an exercise price adjustment provision that in the event the Company sells shares of any additional stock, subject to certain exceptions, at a price per share less than the original exercise price of the respective warrant, the exercise price shall be adjusted to a price equal to the price paid per share for such additional stock. Such exercise price adjustment prohibits the Company from being able to conclude that the warrants are indexed to the Company’s own stock. Accordingly, these warrants are accounted for as derivative liabilities and are recorded at fair value at each reporting date with the change in fair value being recorded in earnings for the period. In March 2015, as a result of the February 2015 Unit Offering, the price adjustment provision was triggered for our Class A Warrants, Series A Warrants and certain common warrants. The exercise price was adjusted for these warrants from an original exercise price per share of $295.20, $420.00, and $300.00 respectively, to a new exercise price of $132.00 per share. Since no Series B Warrants were outstanding at the time of the February 2015 Unit Offering, the exercise price was not adjusted on these warrants.

Our Series C Warrants contain a cashless exercise provision using a predetermined Black Scholes Value. Such provision, if exercised by the holder, would require the Company to settle these warrants, at its option, either by cash payment or the granting of a variable number of common shares. This provision results in the potential for the Company to either have to net cash settle the warrant or potentially issue an indeterminate number of common shares which prohibits the Company from being able to conclude that the warrants are indexed to the Company’s own stock. Accordingly, the warrants are accounted for as derivative liabilities and are recorded at fair value at inception and at each reporting date. Since the derivative liability is required to be measured at fair value, the excess of the fair value over the net proceeds received at the transaction date is recognized as a loss in earnings.

The derivative liability for warrants and the option classified as derivative liabilities was revalued at September 30, 2015 and the change in the fair value of the warrant derivative liability was included as a component of Other income (expense) and the change in the fair value of the option was included in equity. The change in fair value of the warrant and option derivative liability has no effect on the Company’s cash flows. The Company estimates the fair value of the warrants and option at inception, at date of exercise and at each reporting date using a Black-Scholes option valuation model utilizing the fair value of underlying common stock and has determined the fair value measurement to be a level 3 measurement (see NOTE 11 FAIR VALUE). Black-Scholes has inherent limitations for use in the case of a warrant with a price protection provision, since the model is designed to be used when the inputs to the model are static throughout the life of a security. The estimates in the Black-Scholes option-pricing model are based, in part, on assumptions, including but not limited to stock price volatility, the contractual life of the warrants, the risk free rate and the fair value of the equity stock underlying the warrants and the option.

The following are the assumptions used in the Black-Scholes method for calculating the fair value of the warrants and option that are considered derivative liabilities at September 30, 2015:

Fair Market Value	$6.00 - $433.20
Exercise Price	$12.00 - $660.00
Risk Free Rate	0.02% - 1.56%
Dividend Yield	0.00%
Expected Volatility	135.00% - 203.98%
Contractual Term	0.02 - 5.84 years

The following summarizes the change in the value of the warrant and option liability during the nine months ended September 30, 2015:

Balance at December 31, 2014	$9,998,636
Issuance of warrants and option	22,765,661
Exercise of warrants	(25,466,985)
Change in fair value of warrant and option liability	22,641,625

Balance at September 30, 2015	$29,938,937

NOTE 10 EMPLOYEE STOCK OPTIONS

The Company has three stock based employee compensation plans pursuant to which stock option grants have been made. Under the Great Basin Scientific, Inc. 2014 Omnibus Plan, the 2014 Stock Option Plan and the 2006 Stock Option Plan certain employees and non-employee directors have been granted options to purchase common stock. The Company has 792,534 employee stock options outstanding as of September 30, 2015. All options are exercisable into one share of common stock for every 60 options and vest in installments over a three to four year period and expire ten years from the date of grant.

In May 2015 at our annual stockholders meeting, an amendment to the 2014 Omnibus Plan was approved to increase the number of shares of common stock that may be issued under all awards under the plan from 8,334 shares to 49,000 shares. An evergreen provision was also added whereby the amount of shares available for grant under all awards under the plan would adjust automatically on the first day of each fiscal quarter to an amount equal to the greater of (i) fifteen percent (15%) of the number of shares of common stock outstanding on the last day of the immediately preceding fiscal quarter, or (ii) 49,000 shares of common stock, provided that this amount shall not exceed 500,000 shares of common stock. As of September 30, 2015, 236,284 employee stock options have been granted pursuant to the 2014 Omnibus Plan. As of September 30, 2015, 45,049 shares of common stock remain available for issuance under the 2014 Omnibus Plan.

In August 2015, the Company awarded 117,500 common stock options to certain employees under the 2014 Omnibus Plan with an exercise price of $153.60 that expire in August 2025. The options vest over a period of three to four years.

The Company accounts for employee stock options according to FASB ASC 718 which requires the Company to calculate the fair value of the stock options on the date of grant and amortize over the vesting period of the options. The Company determined the value of the 117,500 options granted in August 2015 to be $268,202. The Company estimates the fair value of the options at grant date using a Black-Scholes option valuation model. The estimates in the Black-Scholes option-pricing model are based, in part, on assumptions, including but not limited to stock price volatility, the expected life of the options, the risk free rate and the fair value of the equity stock underlying the option. The Company has no historical data regarding the expected life of the options and therefore used the simplified method of calculating the expected life.

The following are the assumptions used in the Black-Scholes method for calculating the fair value of the options at grant date:

Fair Market Value	$153.60
Exercise Price	$153.60
Risk Free Rate	1.71%
Dividend Yield	0.00%
Expected Volatility	127.45% - 127.53%
Expected Term	5.81 - 6.20 years

The following table summarizes the Company’s total option activity for the nine months ended September 30, 2015:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years
As of September 30, 2015:
Options outstanding as of January 1, 2015	703,034	$178.80	8.8
Granted	117,500	$153.60	9.9
Exercised	—	—	—
Forfeited	28,000	$309.60	—

Options outstanding as of September 30, 2015	792,534	$170.40	8.3

Outstanding and exercisable stock options as of September 30, 2015 are as follows:

	Options Outstanding			Options Exercisable
	Number of Options Outstanding	Remaining Life (Years)	Exercise Price	Number of Options Exercisable	Exercise Price
September 30, 2015	792,534	8.3	$170.40	294,003	$185.40

The estimated fair value of the Company’s stock options, less expected forfeitures, is amortized over the options vesting period on the straight-line basis. The Company recognized $66,391 in equity-based compensation expenses during the nine months ended September 30, 2015. There were $445,951 of total unrecognized compensation cost with a remaining vesting period of 2.96 years and $0 in intrinsic value of outstanding and vested stock options as of September 30, 2015.

NOTE 11 FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under FASB ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, with the first two inputs considered observable and the last input considered unobservable, that may be used to measure fair value as follows:

•	Level one—Quoted market prices in active markets for identical assets or liabilities;

•	Level two—Inputs other than level one inputs that are either directly or indirectly observable; and

•	Level three—Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The Company issued certain common stock warrants and employee stock options that are required to be recorded at fair value measured at the transaction date. In addition certain other warrants and options to purchase common stock qualify as derivative liabilities and are therefore required to be recorded at fair value measured at the transaction date and again at each reporting period end. The fair value of these warrants and options was determined using estimates and assumptions that are not readily available in public markets and the Company has designated this liability as Level 3. The assumptions used for the fair value calculation as well as the changes in the value of the warrant liability are shown in NOTE 9 WARRANTS.

NOTE 12 LEGAL PROCEEDINGS

We are not currently a party to any material pending or threatened legal proceeding or regulatory or government investigations. We may become involved in litigation from time to time relating to claims arising in the ordinary course of our business. We do not believe that the ultimate resolution of such claims would have a material effect on our business, results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material effect on our business, results of operations, financial condition and cash flows.

NOTE 13 SUBSEQUENT EVENTS

On October 15, 2015, 248,418 outstanding and unexercised Series A Warrants expired according to their terms. Accordingly, any outstanding Series A Warrants may not be exercised and therefore no additional Series B Warrants may be issued.

On November 3, 2015, the Company filed a Definitive Proxy Statement on Schedule 14A announcing a special meeting of stockholders, at which meeting the stockholders will vote to, among other items, (i) approve an amendment to the Company’s Seventh Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) to effect a reverse stock split of our issued and outstanding shares of Common Stock at a ratio and effective upon a date to be determined by the Company’s board of directors and effect a corresponding change in the par value of shares of our Common Stock from $0.001 to $0.0001; and (ii) approve an amendment to the Certificate of Incorporation, to increase the number of authorized shares of the Company’s Common Stock from 200,000,000 shares, par value $0.001, to 950,000,000, par value $0.001.

On November 3, 2015, the Company filed a registration statement on Form S-1 to register the issuance of certain equity securities of the Company in a potential public offering. The size, pricing and other terms of the potential offering have not been determined and there can be no guarantee that the offering will be conducted on the terms described in the registration statement or that the Company will be able to complete the offering. The registration statement has not yet become effective and no securities may be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

23,812,500 Class A Units, Each Consisting of One Share of Common Stock and

one Series E Warrant to Purchase One Share of Common Stock

and

4,762,500 Class B Units, Each Consisting of One Pre-funded Series F Warrant to

Purchase One Share of Common Stock and

one Series E Warrant to Purchase One Share of Common Stock

Roth Capital Partners

                     , 2016

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the placement agent’s fees, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$604.28
FINRA filing fee	$4,512.50
Transfer agent and registrar fees	$10,000
Accounting fees and expenses	$50,000
Legal fees and expenses	$225,000
Printing and engraving expenses	$30,000
Miscellaneous	$29,884

Total	$350,000.78

Item 14.	Indemnification of Directors and Officers

We are organized under the laws of the State of Delaware. Our amended and restated Certificate of Incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, referred to herein as the DGCL. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) as required by Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. Liability under federal securities laws, however, is not and cannot be limited by our certificate of incorporation. The DGCL permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding, by reason of the of the fact that the person is or was a director, officer, employee or agent of the corporation, against judgments, fines, settlements and expenses (including attorneys’ fees) incurred in connection with the proceeding if certain statutory standards are met. “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Reference is made to the detailed terms of the Delaware indemnification statute (Section 145 of the DGCL) for a complete statement of this indemnification right. Our amended and restated bylaws will also require us to provide indemnification to the fullest extent provided by the DGCL. Insofar as indemnification for liabilities arising under the Act may be permitted for directors, officers or persons controlling us pursuant to the foregoing provisions, we are aware that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

We shall not indemnify a director or officer for any claim, issue or matter as to which the director or officer has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the us for any amounts paid in settlement to us, unless and only to the extent that the court in which the proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such amounts as the court deems proper. Indemnification may not be made to or on behalf of a director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action. No director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

We may purchase and maintain insurance or make other financial arrangements on behalf of any person for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, member, managing member or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities since May 30, 2011. All share numbers and prices set forth below have been adjusted to reflect a reverse stock split effective as of September 5, 2014 whereby each two hundred shares of common stock were replaced with one share of stock (with no fractional shares issued) and the reverse stock split effective as of December 11, 2015 whereby each two hundred shares of common stock were replaced with one share of stock (with no fractional shares issued). In addition, we have adjusted the number of shares of preferred stock to reflect the number of shares of common stock into which such preferred stock would convert.

(1) From May 2011 to January 2016 we granted stock options to purchase an aggregate of 12,371 shares of common stock at exercise prices ranging from $12.00 to $420.00 per share to a total of 86 employees, consultants and directors under our 2006 Stock Option Plan, our 2014 Stock Option Plan, and our Omnibus Plan. Of these options, no shares have been exercised for cash consideration and options to purchase 1,009 shares of common stock have been cancelled without being exercised.

(2) During 2011 and 2012, we issued aggregate principal amount of $2.4 million of Senior Secured 8% Convertible Promissory Notes, or the Series A Senior Secured Notes. All outstanding Senior Secured Notes were converted into 209,432 shares of our Series A Preferred Stock in December 2012, which conversion amount included principal and interest.

(3) During 2012, we issued aggregate principal amount of $5.9 million of Senior Secured 8% Convertible Promissory Notes, or the Series B Senior Secured Notes. All outstanding Series B Senior Secured Notes were converted into 187,691 shares of our Series B Preferred Stock in December of 2012.

(4) During 2012, we issued an aggregate of 5,468 shares of our Series B Preferred Stock for an aggregate price of $0.2 million at a price per share of $32.00.

(5) During 2012, we issued an aggregate of 104,166 shares of our Series B Preferred Stock for an aggregate price of $3.3 million at a price per share of $32.00, subject to a subscription receivable that was collected in 2013.

(6) Between May 2013 and September 2013, we issued aggregate principal amount of $2.4 million of Senior Secured 8% Convertible Promissory Notes, or the Series C Senior Secured Notes. All outstanding Series C Senior Secured Notes were converted into 511,043 shares of our Series C Preferred Stock in November 2013.

(7) In 2013, we issued an aggregate principal amount of $2 million of Senior Secured 8% Convertible Promissory Notes, or the Series C-1 Senior Secured Notes. All outstanding Series C-1 Senior Secured Notes were converted into 420,135 shares of our Series C-1 Preferred Stock in November 2013.

(8) In 2013, we issued an aggregate of 243,902 shares of our Series C Preferred Stock for an aggregate price of $1.2 million at a price per share of $4.92.

(9) In 2014, we issued an aggregate of 74,441 shares of our Series C Preferred stock for an aggregate price of $0.4 million at a price per share of $4.92 per share;

(10) From April 18, 2014 to July 31, 2014, we issued 1,510,458 units to accredited investors at a price per unit of $5.00 for a net proceeds of $6,728,566, with each unit consisting (i) one share of Series D Preferred Stock, par value $0.001, (ii) one Class A Warrant to purchase shares of common stock at a ratio of 60 to 1 and (iii) one Class B Warrant to purchase shares of common stock at a ratio of 60 to 1.

(11) On March 3, 2014, we issued a convertible promissory note with an 8% interest rate and warrants to purchase 209 shares of common stock to William Hammond. The consideration paid by Mr. Hammond for the note and warrants was $100,000. The maturity date for the promissory note was March 3, 2015, or upon or a qualified equity financing of at least $5 million. This note was automatically converted on July 30, 2014 into 20,653 Series D Preferred Units.

(12) On March 10, 2014, we issued a convertible promissory note with an 8% interest rate and warrants to purchase 209 shares of common stock to DRS, LLC, an entity controlled by David Spafford. The consideration paid by DRS, LLC for the note and warrants was $100,000. The maturity date for the promissory note was March 10, 2015, or upon or a qualified equity financing of at least $5 million. This note was automatically converted on July 30, 2014 into 20,622 Series D Preferred Units.

(13) On February 26, 2014, we issued a convertible promissory note with an 8% interest rate and warrants to purchase 417 shares of common stock to Ryan Ashton. The consideration paid by Mr. Ashton for the note and warrants was $200,000. The maturity date for the promissory note was February 26, 2015, or upon or a qualified equity financing of at least $5 million. This note was automatically converted on July 30, 2014 into 41,350 Series D Preferred Units.

(14) On July 18, 2014, we issued a promissory note with 20% interest and 20,000 Series D Units to David Spafford. The consideration paid by Mr. Spafford for the note and Units was $500,000. The maturity date on the note is July 18, 2015, which can be extended to July 18, 2016 at our option if we pay $10,000 to Mr. Spafford as compensation for the extension.

(15) In July of 2014, we completed a Series D Preferred stock offering raising gross proceeds of $7.7 million, with net proceeds of $6.7 million. Hitachi Chemical LTD, a Japanese public company focused on advanced chemicals including applications in life sciences and diagnostics purchased $3.5 million of the $7.7 million Series D Preferred stock offering.

(16) In October and November 2014, the Company issued 2,634 shares of common stock upon the exercise of 158,000 of Class B warrants at an exercise price of $31,600 or $12.00 per share.

(17) Between January 1, 2015 and December 11, 2015, the Company issued 17,917 shares of common stock pursuant to the cash exercise of 1,074,082 Series A Warrants at an exercise price of $132.00 per share for total net proceeds of $2,182,020, the Company issued 6,400 shares of common stock pursuant to the cash exercise of 384,000 Series C Warrants at an exercise price of $153.00 per share for total net proceeds of $979,200.

(18) Between January 1, 2015 and December 11, 2015, the Company issued 9,220 shares of common stock pursuant to the cashless exercise of both 508,641 Class A Warrants with an exercise price of $132.00 per share and 334,889 Class B Warrants with an exercise price of $12.00 per share, the Company issued 2,885,064 shares of common stock pursuant to the cashless exercise of 8,595,444 Class C Warrants and the Company issued 171,714 shares of common stock pursuant to the conversion of 2,575,703 Series E Convertible preferred stock at a conversion ratio of 60 to 4. The cashless exercises and conversions were conducted pursuant to the terms of the Class A Warrants, Class B Warrants, Class C Warrants and Series E Convertible preferred stock and were exempt pursuant to Section 3(a) (9) of the Securities Act.

(19) Between December 11, 2015 and January 21, 2016, we issued 72,406,207 shares of common stock upon cashless conversion of Series C Warrants and 10,813 shares of common stock upon conversion of Series E Convertible Preferred Stock. We did not receive any compensation for these conversions and cashless exercises. In each case, the conversion of Series E Convertible Preferred Stock and the cashless exercise of Series C Warrants was conducted pursuant to the terms thereof as described in the prospectus dated February 25, 2015 and our registration statement on Form S-1 (333-201596) under the heading “Description of Capital Stock—Description of Securities We Are Offering” and were exempt pursuant to Section 3(a)(9) of the Securities Act.

(20) On December 30, 2015 we issued $22.1 million in senior secured convertible notes convertible into our shares of common stock at a price of $1.85 per share, 3,503,116 Series D Warrants each exercisable beginning six months after the date of issuance and continuing for a period of five years thereafter at an initial exercise price of $1.85.

(21) On December 30, 2015, we issued common stock purchase warrants exercisable to acquire 105,516 shares of common stock at an exercise price of $1.85 to two entities controlled by our chairman of the board, Mr. Spafford. The warrants have the same terms and conditions of the Series D Warrants issued in the note financing closed on the same date.

The offers, sales and issuances of the securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act under Rule 701 or 4(a)(2) promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701.

The offers, sales, and issuances of the securities described in paragraphs (2) through (17), (20) and (21) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Salt Lake City, State of Utah, on the February 10, 2016.

GREAT BASIN SCIENTIFIC, INC.

By:	/s/ Ryan Ashton
Ryan Ashton
President, Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ Ryan Ashton Ryan Ashton	President, Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2016

/s/ Jeffrey A. Rona Jeffrey A. Rona	Chief Financial Officer (Principal Financial and Accounting Officer)	February 10, 2016

/s/ David Spafford David Spafford	Director and Executive Chairman	February 10, 2016

/s/ Kirk Calhoun Kirk Calhoun	Director	February 10, 2016

/s/ Ronald K. Labrum Ronald K. Labrum	Director	February 10, 2016

/s/ Sam Chawla Sam Chawla	Director	February 10, 2016

EXHIBIT INDEX

Exhibit No.	Description

3.1	Seventh Amended and Restated Certificate of Incorporation of Great Basin Scientific, Inc. as amended through December 11, 2015 (12)

3.3	Amended and Restated Bylaws of Great Basin Scientific, Inc. (2)

3.4	Form of Certificate of Designation of Series E Convertible Preferred Stock. (5)

3.5	Certificate of Amendment to Certificate of Designation of Series E Convertible Preferred Stock, as filed with the Delaware Secretary of State on June 23, 2015. (7)

4.1	Specimen certificate evidencing shares of common stock. (2)

4.2	Amended and Restated Voting Agreement dated as of July 30, 2014. (1)

4.3	Third Amended and Restated Investor Rights Agreement dated as of April 21, 2014. (1)

4.4	Form of Second Amended and Restated Series C Warrant. (8)

5.1	Legal Opinion of Dorsey & Whitney LLP (12)

10.1	Master Lease Agreement by and between Onset Financial, Inc. and Great Basin, dated as of October 16, 2013 (“Onset Lease Agreement”). (1)

10.2	Schedule 001 for Onset Lease Agreement dated October 16, 2013, as amended by that certain amendment dated December 10, 2013 and associated (i) Acceptance and Delivery Certificate, (ii) Bill of Sale and (iii) Sale and Leaseback Agreement. (1)

10.3	Schedule 002 for Onset Lease Agreement dated March 14, 2014, as amended by that certain amendment dated March 18, 2014 and associated (i) Acceptance and Delivery Certificate, (ii) Bill of Sale and (iii) Sale and Leaseback Agreement. (1)

10.4	Financial Advisory Agency Agreement by and between Great Basin and Rona Capital, LLC, dated as of April 15, 2014 (Series D Compensation). (1)

10.5	Financial Advisory Agency Agreement by and between Great Basin and Rona Capital, LLC, dated as of April 15, 2014 (IPO Compensation). (1)

10.6	Great Basin 2006 Stock Option Plan and forms used in connection therewith. (1)

10.7	Great Basin 2014 Stock Option Plan and forms used in connection therewith. (1)

10.8	Great Basin Scientific, Inc. 2014 Omnibus Incentive Plan, as amended. (6)

10.9	Form of Stock Option Agreement. (2)

10.10	Letter of Appointment Regarding Appointment of David Spafford as Executive Chairman. (3)

10.11	Amended and Restated Series D Preferred Stock and Warrant Purchase Agreement dated July 30, 2014 (the “Series D Purchase Agreement”). (1)

10.12	Form of Class A Warrant to Purchase common stock issued to investors pursuant to the Series D Purchase Agreement. (1)

10.13	Form of Class B Warrant to Purchase common stock issued to investors pursuant to Series D Purchase Agreement. (1)

10.14@	License and Supply Agreement by and between Biohelix Corporation and Great Basin, effective as of January 9, 2009, as amended by (i) that First Amendment dated June 25, 2010, and (ii) that Second Amendment dated January 18, 2011. (1)

Exhibit No.	Description

10.15@	License Agreement by and between Integrated DNA Technologies, Inc. and Great Basin, effective as of August 5, 2010, as amended by (i) that First Amendment dated February 21, 2012, (ii) that Second Amendment dated October 17, 2012, (iii) that Third Amendment dated February 21, 2013 and (iv) that Fourth Amendment dated March 19, 2014. (1)

10.16	Reimbursement Agreement dated as of October 30, 2013 by and between Great Basin and Utah Autism Foundation. (1)

10.17	Reimbursement Agreement dated as of March 21, 2014 by and between Great Basin and Utah Autism Foundation. (1)

10.18	Reimbursement Agreement dated as of October 30, 2013 by and between Great Basin and Spring Forth Investments, LLC. (1)

10.19	Security Agreement dated as of October 30, 2013 by and between Great Basin and Utah Autism Foundation. (1)

10.20	Security Agreement dated as of March 21, 2014 by and between Great Basin and Utah Autism Foundation. (1)

10.21	Security Agreement dated as of October 30, 2013 by and between Great Basin and Spring Forth Investments, LLC. (1)

10.22	Employment Agreement with Ryan Ashton. (2)

10.23	Employment Agreement with Jeffrey A. Rona. (2)

10.24	Employment Agreement with Robert Jenison. (2)

10.25	Lease Agreement between JTM, Inc. and Great Basin, dated April 26, 2010, as amended by that certain amendment dated July 1, 2012 (South Side Lease). (1)

10.26	Lease Agreement between JTM, Inc. and Great Basin, dated September 6, 2012 (North Side Lease). (1)

10.27	Loan and Issuance Agreement by and between Great Basin and Spring Forth Investments, LLC, dated July 18, 2014. (1)

10.28	Promissory Note dated July 18, 2014 in favor of Spring Forth Investments, LLC. (1)

10.29	Form of Warrant to Purchase common stock. (4)

10.30	Form of Warrant to Purchase common stock or Preferred Stock. (4)

10.31	Form of Warrant to Purchase common stock. (4)

10.32	Form of Series A Warrant. (3)

10.33	Form of Series B Warrant. (3)

10.34	Amended and Restated Form of Series C Warrant (amended and restated as of June 23, 2015). (7)

10.35	Form of Unit Purchase Option issued in connection with the Registrant’s follow-on offering. (5)

10.36	Form of Representative’s Warrant issued in connection with the Registrant’s initial public offering. (3)

10.37	Loan Agreement between Great Basin and Spring Forth Investments, LLC, dated February 12, 2015. (5)

10.38	Form of Placement Agent Agreement. (12)

10.39	Form of Subscription Agreement. (12)

10.40	Form of Series E Warrant. (12)

Exhibit No.	Description

10.41*	Form of Prefunded Series F Warrant

10.42	Form of Second Amendment Agreement dated December 7, 2015 (8)

10.43	Securities Purchase Agreement dated December 28, 2015 (9)

10.44	Form of Senior Secured Convertible Note, filed as Exhibit A to the Securities Purchase Agreement (9)

10.45	Form of Series D Warrant, filed as Exhibit B to the Securities Purchase Agreement (9)

10.46	Registration Rights Agreement, filed as Exhibit C to the Securities Purchase Agreement (9)

10.47	Pledge and Security Agreement, filed as Exhibit D to the Securities Purchase Agreement (9)

10.48	Amendment Agreement to Securities Purchase Agreement between the Company and certain holders of its Notes and Series D Warrants, dated February 8, 2016 (10)

10.49	Settlement Agreement between the Company and Dawson James dated February 8, 2016 (11)

10.50	Consulting Agreement between the Company and Dawson James dated February 8, 2016 (11)

23.1*	Consent of Mantyla McReynolds LLC, independent registered public accounting firm

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1) (12)

24.1**	Power of Attorney (included on signature page)

101.INS	XBRL Instance Document (12)

101.SCH	XBRL Taxonomy Extension Schema Document (12)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (12)

101.DEF	BRL Taxonomy Extension Definition Linkbase Document (12)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (12)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (12)

*	Filed herewith
**	Previously filed.
@	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a grant of confidential treatment from the SEC.
(1)	Filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-197954) filed with the SEC on August 20, 2014, and incorporated herein by reference.
(2)	Filed as an exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-197954) filed with the SEC on September 8, 2014, and incorporated herein by reference.
(3)	Filed as an exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-197954) filed with the SEC on September 23, 2014, and incorporated herein by reference.
(4)	Filed as an exhibit to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-197954) filed with the SEC on September 24, 2014, and incorporated herein by reference.
(5)	Filed as an exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-201596) filed with the SEC on February 24, 2015, and incorporated herein by reference.
(6)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 001-3662) filed with the SEC on June 2, 2015, and incorporated herein by reference.
(7)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 001-3662) filed with the SEC on June 23, 2015, and incorporated herein by reference.
(8)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 001-36662 ) filed with the SEC on December 7, 2015 and incorporated herein by reference.
(9)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 001-36662) filed with the SEC on December 28, 2015 and incorporated herein by reference

(10)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 001-36662) filed with the SEC on February 8, 2016 and incorporated herein by reference
(11)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 001-36662) filed with the SEC on February 8, 2016 and incorporated by reference.
(12)	Filed as an exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-207761) filed with the SEC on February 9, 2016, and incorporated herein by reference.